This registrant is submitting this Amendment No. 1 to the draft registration statement as an “emerging growth company” pursuant to Section 6(e) of the Securities Act of 1933, as amended.
As confidentially submitted to the U.S. Securities and Exchange Commission on May 13, 2014
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INNOCOLL GmbH
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Federal Republic of Germany	2834	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Innocoll GmbH
Midlands Innovation and Research Centre
Dublin Road, Athlone
County Westmeath
Ireland
+353 (0) 90 6486834
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Michael Myers, Ph.D.
42662 Kitchen Prim Court
Ashburn, Virginia 20148
(703) 980-4182
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jeffrey A. Baumel, Esq. Kristina E. Beirne, Esq. Anthony D. Foti, Esq. Dentons US LLP 1221 Avenue of the Americas New York, New York 10020 (212) 768-6700	Michael D. Maline, Esq. Thomas S. Levato, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered(1)	Proposed maximum aggregate offering price(2)(3)	Amount of registration fee
Ordinary Shares, €1.00 nominal value per share	$	$

(1)
  American Depositary Shares, or ADSs, issuable upon deposit of the ordinary shares registered hereby will be registered under a separate Registration Statement on Form F-6. Each ADS will represent one ordinary share.
(2)
  Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(3)
  Includes ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to an option to purchase to cover over-allotments, if any.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or other jurisdiction where offers or sales are not permitted.
SUBJECT TO COMPLETION, DATED MAY 13, 2014
American Depositary Shares
Representing          Ordinary Shares

Innocoll AG

$      per American Depositary Share

•
  Innocoll AG, a German stock corporation, is offering          American Depositary Shares, or ADSs. Each ADS will represent one ordinary share with a nominal value of €1.00 per share.
•
  We anticipate that the initial public offering price will be between $       and $       per ADS.
•
  This is our initial public offering and no public market currently exists for our shares.
•
  We intend to apply to list our ADSs on the NASDAQ Global Market under the symbol “INNL.”
•
  We are an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012, and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

This investment involves risk. See “Risk Factors” beginning on page 14.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)
  In addition to the underwriting discounts payable by us, we have agreed to reimburse the underwriters for certain expenses in connection with this offering. See the section captioned “Underwriting” in this prospectus for additional information.
We have granted the underwriters a 30-day option to purchase a total of up to       additional ADSs on the same terms and conditions set forth above.
The underwriters expect to deliver ADSs to purchasers against payment on            , 2014.
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Piper Jaffray
 Stifel
JMP Securities
The date of this prospectus is            , 2014.

Until            , 2014 (25 days after the commencement of this offering), all dealers that buy, sell or trade our ADSs or ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are
i

necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”
Innocoll GmbH, a German limited liability company, will reorganize into a German stock corporation, “Innocoll AG,” prior to the consummation of this offering. Except as otherwise required by the context, the terms “we,” “us,” “our,” “Innocoll” and the “Company” refer to Innocoll AG, a German stock corporation after our reorganization from Innocoll GmbH, a German limited liability company, and its direct and indirect subsidiaries, Innocoll, Inc., a Delaware corporation, Innocoll Pharmaceuticals Ltd., an Irish private limited company, Innocoll Technologies Ltd., an Irish private limited company, and Syntacoll GmbH, a German limited liability company and a wholly-owned subsidiary of Innocoll Pharmaceuticals Ltd.
All references in this prospectus to “U.S.” dollars or “$” are to the legal currency of the United States and all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Solely for the convenience of the reader, unless otherwise indicated, all amounts in U.S. dollars have been converted from euros to U.S. dollars at an exchange rate of $1.3791 per euro, the official exchange rate quoted as of December 31, 2013 by the European Central Bank. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated.
Our registered trademarks, XaraColl®, Cogenzia®, CollaGUARD®, our localized drug delivery technologies trademarked as CollaRx®, CollaFilm®, CollaPress™ and LiquiColl®, the Innocoll logo and other trademarks or service marks of Innocoll appearing in this prospectus are our property. This prospectus contains additional trade names, trademarks and service marks of other companies. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.
ii

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including our consolidated financial statements and related notes, and the risk factors beginning on page 13, before deciding whether to purchase our ADSs. Unless the context otherwise requires, the terms “we,” “us,” “our,” “Innocoll” and the “Company” refer to Innocoll AG, a German stock corporation after our reorganization from Innocoll GmbH, a German limited liability company, and its direct and indirect subsidiaries Innocoll, Inc., a Delaware corporation, Innocoll Pharmaceuticals Ltd., an Irish private limited company, Innocoll Technologies Ltd., an Irish private limited company, and Syntacoll GmbH, a German limited liability company and a wholly-owned subsidiary of Innocoll Pharmaceuticals Ltd.
Overview
Our Company
We are a global, commercial stage specialty pharmaceutical company with late stage development programs targeting areas of significant unmet medical need. We utilize our proprietary collagen-based technology platform to develop our biodegradable and fully bioresorbable products and product candidates which can be broken down by the body without the need for surgical removal. Using our proprietary processes at our manufacturing facility, we derive and purify bovine and equine collagen and then utilize our technology platform to incorporate the purified collagen into our topical and implantable products. These products combine proven therapeutics, including small molecules and biologics, with highly customized drug release profiles, localized drug delivery and superior handling properties.
Our lead product candidates are XaraColl® for the treatment of post-operative pain and Cogenzia® for the treatment of diabetic foot infections. We plan to initiate Phase 3 trials for XaraColl and Cogenzia in the second half of 2014 with final pivotal data for each expected in late 2015. CollaGUARD®, a barrier for the prevention of post-surgical adhesions, has been approved in 45 countries in Europe, Asia and emerging markets during the last 12 months, and we will commence the pivotal trial required for approval in the United States in the first quarter of 2015. In 2013, we generated €3.5 million of sales from three marketed products: CollaGUARD, and two gentamicin implants for the prevention of post-operative infections, our Collatamp Gentamicin surgical implant, or CollatampG, and Septocoll. We have strategic partnerships in place with large international healthcare companies, such as Takeda, Jazz Pharmaceuticals and Biomet, which market certain of our approved products in Europe, Asia, the Middle East, Canada, Australia and Latin America. Our corporate headquarters are located in Athlone, Ireland.
Our Product Candidates
XaraColl
Our first lead product candidate, XaraColl, is an implantable, bioresorbable collagen sponge designed to provide sustained post-operative pain relief, or analgesia, through controlled delivery of bupivacaine hydrochloride, or bupivacaine, at the surgical site. Bupivacaine is a local anesthetic drug which impairs the generation and conduction of nerve impulses by blocking the flow of sodium ions. The worldwide post-operative pain market was estimated to be $5.9 billion in 2010. The current standard of care for the treatment of post-operative pain relies heavily on the use of opioids supplemented by other classes of pain medications, the combination of which is known as multi-modal pain therapy. However, 75% of patients receiving standard treatments still report inadequate post-operative pain relief, and 79% of patients report adverse events from these medications. Opioid-related adverse events, such as nausea, constipation and respiratory depression, which are potentially severe, may require additional medications or treatments and prolong a patient’s hospital stay, thereby increasing overall treatment costs significantly. Additionally, opioids are highly addictive and induce drug resistance and tolerance. Given the negative side effects and costs associated with opioid use in particular, there is increasing focus from hospitals, payors and regulators on treatments that reduce opioid use in the treatment of post-operative pain. We believe XaraColl addresses these concerns and is well positioned to become a cornerstone component of effective multi-modal treatment of post-operative pain.
XaraColl is designed to:
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  provide an initial rapid burst of bupivacaine followed by slower, sustained release that delivers effective analgesia over a 48 to 72 hour period, the crucial timeframe that impacts a patient’s quality and duration of recovery;
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  provide safe and effective pain relief as part of multi-modal therapy;
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  reduce opioid use and related adverse events;
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  target both the incisional and deep visceral pain components associated with moderate and major surgery;
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  reduce patient costs, including those associated with length of hospital stay;
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  be used in both open and laparoscopic surgery; and
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  be easily positioned at different layers within the surgical wound.
XaraColl has been studied in four completed Phase 2 clinical trials enrolling approximately 184 patients, including 103 patients in two independent, multicenter double-blind, placebo-controlled Phase 2 trials in hernia repair at doses of 100 mg and 200 mg of bupivacaine. Results from both trials demonstrated that XaraColl reduces both pain intensity and opioid consumption, with the 200 mg dose resulting in an overall greater combined effect at 48 hours. XaraColl-treated patients in the 100 mg dose trial experienced significantly less pain through 24 hours and 48 hours. In our subsequent 200 mg dose trial, XaraColl demonstrated a statistically significant reduction in opioid consumption through 24 and 48 hours and demonstrated a statistical trend in reduction in pain intensity through 24 hours. When we apply the Silverman method, a validated statistical analysis that integrates the patient’s pain intensity with opioid consumption, to these results, the 100 mg dose trial demonstrated a statistically significant reduction at 24 hours and the 200 mg dose trial demonstrated a statistically significant reduction at both 24 and 48 hours as well as a statistical trend through 72 hours. These results are indicative of a clear dose-related response. The primary endpoint in our two planned Phase 3 trials will use this integrated Silverman method assessment of pain and opioid consumption, as agreed to with the United States Food and Drug Administration, or FDA, in our end-of-Phase 2 meeting. In these trials, we will test both 200 mg and 300 mg doses in hernia repair. If a further dose response is observed in Phase 3, we believe statistical significance may be achieved at 72 hours for the 300 mg dose. This outcome may lead to a broad surgical label for XaraColl that will include both effective pain relief and a reduction in opioid consumption through 72 hours, resulting in a clear competitive advantage over currently available treatments. We plan to initiate these Phase 3 clinical trials for XaraColl in the second half of 2014, with pivotal data from the first trial expected in the first half of 2015 and from the second trial in the second half of 2015. We expect to file a new drug application, or NDA, for XaraColl in the first half of 2016.
Cogenzia
Our second lead product candidate, Cogenzia, is a topically applied, bioresorbable collagen sponge used for the treatment of diabetic foot ulcer infections, or DFIs. Cogenzia is designed to release a high dose of gentamicin directly at the site of DFIs. There is a significant unmet medical need for more effective treatments of DFIs. Patients suffering from DFIs face a high rate of treatment failure, leading to hospitalization and potentially limb amputation which has a five-year mortality rate as high as 80%. Of the approximately 26.6 million patients globally who suffered a diabetic foot ulcer in 2013, 58%, or approximately 15.5 million, developed a DFI. DFIs are currently treated with systemic antibiotic therapy. However, peripheral vascular disease, or PVD, a frequent comorbidity of diabetes, leads to reduced blood flow to the extremities thereby rendering systemic antibiotic therapy less effective in this patient population. Published data demonstrates that systemic antibiotics have a treatment failure rate of approximately 30% to 50%. Patients with a DFI face hospitalization risk that is more than 55 times higher and risk of amputation more than 150 times higher than diabetic patients with uninfected foot ulcers. The direct cost of an amputation associated with the diabetic foot is estimated to be between $30,000 and $60,000. In addition, major amputation is associated with mortality rates as high as 40% within one year and 80% within five years. We believe Cogenzia, when used in combination with standard systemic antibiotic therapy, addresses this significant unmet need and will provide substantially higher infection cure rates than those obtained from systemic therapy alone. Cogenzia acts by delivering a high dose of gentamicin directly to the wound site at a concentration that achieves broad eradication of both Gram positive and Gram negative bacteria, including methicillin-resistant Staphylococcus aureus, or MRSA, all of which may be present in DFIs. Delivering gentamicin topically avoids the toxicity side effects associated with systemic dosing and enables the drug to be used in higher concentrations, thus maximizing its effectiveness across a broader range of bacteria.
We believe that effective local antibiotic therapy with Cogenzia, which is designed to be administered in conjunction with systemic antibiotic therapy, will:
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  be the first topical therapy approved for treatment of all types of DFIs, including mild, moderate and severe infections;
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  significantly increase the infection cure rate over those currently achieved by standard systemic therapy, thereby reducing the risk of wound progression and amputation;
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  deliver a ten-times higher dose of gentamicin directly to the infection site than can be safely administered systemically, which may result in the elimination of all bacteria present;
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  allow for a safe administration of high dosages of gentamicin, without the side effects associated with systemic delivery;
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  enhance the spectrum of activity due to synergistic effects with systemic antibiotic therapy;
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  minimize the risk of resistance due to the high drug concentration delivered directly to the infection site; and
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  become recognized as the best-in-class standard for effective treatment of DFIs.
Cogenzia has been studied in a multicenter, randomized, placebo-controlled Phase 2 trial involving 56 patients with moderately infected DFIs. Cogenzia, administered in conjunction with systemic antibiotic therapy, achieved a 100% clinical cure rate compared to a 70% cure rate for patients who received systemic antibiotic therapy alone, which was a statistically significant difference. In addition, Cogenzia achieved complete baseline pathogen eradication of 100% of all microbes present at the wound site for all patients treated and a reduced time to pathogen eradication (both statistically significant). This is a critically important outcome as these results provide practitioners with a comfort level that treatment with Cogenzia results in wounds that not only appear to be free of infection, but actually have achieved complete eradication of the pathogens. Treatment with systemic antibiotic therapy alone frequently results in wounds that appear to have achieved a clinical cure of infection, but still carry residual pathogens, often leading to rapid reinfection. Since a diabetic foot ulcer cannot heal in the presence of pathogens, treatment with Cogenzia has the potential to provide practitioners with a more effective wound healing platform. We have confirmed the regulatory path for Cogenzia with the FDA under a special protocol assessment, or SPA, a process which allows us to agree with the FDA in writing on the design, endpoints and size of our planned clinical trials in advance, thereby providing greater regulatory certainty. Our protocols for these trials have also been accepted by the European Medicines Agency, or EMA. We plan to initiate these trials in the second half of 2014 with pivotal data expected in late 2015. We expect to file an NDA in the first half of 2016 and we will also seek approval from the EMA for Cogenzia at that time. We intend to submit Cogenzia for designation under the FDA’s Fast Track program for the treatment of DFIs as an area of substantial unmet medical need. In addition, we plan to further expand the market opportunity for Cogenzia by conducting additional Phase 2 trials for the prevention of DFIs as well as for the treatment of infected, or at risk of infection, wounds such as venous ulcers, burns and bed sores, among others. Expansion of the market opportunity for Cogenzia into the prevention of DFIs would widen the potential use of the product to cover the entire diabetic foot ulcer patient population.

We maintain full rights to Cogenzia in the United States and Europe and, upon obtaining marketing approval, intend to commercialize the product in the United States, and potentially in Europe, using our own specialized sales and marketing organization focused on high volume wound treatment centers and podiatrists. Cogenzia has been approved recently in Saudi Arabia and Jordan and we expect first launches, as well as approvals in additional countries, over the next 12 months. We plan to enter into a partnership to market and distribute Cogenzia in all emerging market countries.
CollaGUARD
CollaGUARD is our transparent, bioresorbable collagen film for the prevention of post-operative adhesions in multiple surgical applications, including digestive, colorectal, gynecological and urological surgeries. Post-operative adhesions are bands of scar tissue that abnormally bind together two surfaces and can develop naturally as part of the healing process. CollaGUARD is regulated as a Class III device in the United States and will require a single pivotal clinical trial for pre-market approval, or PMA, by the FDA. A Class III device in the FDA’s classification system for medical devices, is a device that has been deemed to pose the greatest risk for the patient and is not substantially equivalent to a previously cleared marketed device and therefore requires proof of its safety and effectiveness, including through clinical trials. CollaGUARD has been approved in 45 countries in Europe, Asia and emerging markets during the last 12 months and we plan to commence a pivotal trial in the United States in the first quarter of 2015. The global market for anti-adhesion products was estimated at approximately $1.7 billion in 2012, and is projected to grow to $2.8 billion by 2018. We believe that CollaGUARD’s unique combination of features for optimal handling, ease-of-use, hemostatic properties, which causes the stoppage of bleeding, and anti-adhesion performance sets it apart from its competitors, as CollaGUARD:
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  can be used in both open and laparoscopic procedures;
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  is highly robust and can withstand suturing or stapling if required during a procedure;
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  is transparent which allows for constant visibility of the surgical field;
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  is highly stable at room temperature and has a four year shelf life; and
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  is fully biodegradable and is designed to be safely and completely resorbed over approximately three to five weeks post implantation.
We are preparing for a launch of the product in many of its currently approved countries through our established distribution partners, such as Takeda, which are expected to launch and distribute CollaGUARD in over 20 countries beginning in the second quarter of 2014.
Our current late-stage product candidate pipeline is summarized in the table below:

*
  Takeda for Canada, Mexico, Russian Federation, Belarus, Ukraine, Moldova, Kazakhstan, Kyrgyzstan, Tajikistan, Uzbekistan, Turkmenistan, Azerbaijan, Armenia, Georgia and Mongolia; Pioneer for The People’s Republic of China (including Hong Kong, Macau and Taiwan), Vietnam, Cambodia, Malaysia, Singapore, Indonesia, Brunei Darussalam, Laos and Myanmar; and other smaller partners for various territories.
**
  Approved in Saudi Arabia and Jordan; filed for approval in Russia, Mexico, India, Canada, Australia and Argentina.
***
  Approved in 45 countries within Europe, Asia and emerging markets.

Our Collagen-Based Technology Platform
All of our products and product candidates are based on our proprietary collagen-based technology platform, which includes CollaRx®, a lyophilized sponge, a collagen matrix prepared by freeze-drying of dispersed purified collagen, which is the basis of our XaraColl and Cogenzia products, and CollaFilm®, a film cast membrane, a compact, thin and transparent film prepared by convective drying of dispersed purified collagen, which is the basis of CollaGUARD. We utilize highly purified, biocompatible, biodegradable and fully bioresorbable type-1 bovine and equine collagen. Type 1 collagen is the primary fibril-forming collagen in bone, dermis, tendons and ligaments and is the most abundant protein in the human body. Our collagen plays an integral role in the repair and replacement of both soft and hard tissue by providing an extracellular scaffold, stimulating certain growth factors and promoting tissue healing. Our proprietary processes and technologies also enable us to finely control the texture, consistency, drug elution dynamics, resorption time and other physical characteristics of the finished product. These characteristics provide us with the ability to tailor our products’ characteristics for superior performance and to provide clinically meaningful advantages over competing products. Our technologies have been fully scaled up and in some cases commercialized and our manufacturing processes are well controlled and cost efficient.
Manufacturing and Intellectual Property
Our wholly owned subsidiary, Syntacoll GmbH, located in Saal, Germany, is our commercial-scale manufacturing division, which exclusively produces both clinical and commercial supply for all our products on a global basis. We believe our ability to manufacture our products allows us to control more effectively the quality and cost of manufacturing, which will enable us to achieve higher operating margins. Our manufacturing processes are fully integrated and reliable and we have a highly trained manufacturing staff with a long history of producing collagen-based products. In our 30 years of producing collagen-based products, we have never experienced any material quality issues or recalls.
We have developed significant know-how regarding our manufacturing processes and protect our products, product candidates and technology through trade secrets and patents. We protect XaraColl through various patents and patent applications, including a U.S. patent extending through 2029. Our U.S. patent, which was issued in 2011, covers the formula relating to our combination of collagen with all classes of anesthetics for the purpose of providing pain relief. For Cogenzia, we have filed five patent applications in the United States, Europe, Canada, Australia and Japan, all of which are currently in the examination phase. These patent applications are intended to generally protect the use of our combination of Cogenzia with certain classes of systemic antibiotics for the purpose of generating improved DFI cure rates. If and when our patents are issued, we expect patent protection for Cogenzia in the United States and Europe to expire at the earliest in 2031. We submitted a family of patent applications aimed at protecting CollaGUARD on an international basis, including the United States, which is currently in the examination phase. If issued, these patents are expected to expire in 2033 or later in the United States.
Our Strategy
Our goal is to be a leading, fully integrated, specialty pharmaceutical company focused on the development, commercialization and manufacture of pharmaceutical and medical products based on our proprietary collagen-based technology platform. The key elements of our strategy are to:
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  Develop XaraColl for treatment of post-operative pain.   We plan to initiate our two planned Phase 3 trials for XaraColl in the second half of 2014, as established with the FDA at our end-of-Phase 2 meeting. We expect pivotal data from our first trial in the first half of 2015 and from our second trial in late 2015.
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  Develop Cogenzia for the treatment of DFIs.   We are focused on commencing two planned Phase 3 trials in patients with moderate to severe DFIs in the second half of 2014, as agreed to with the FDA under an SPA, the design of which has also been accepted by the EMA, with pivotal data expected in late 2015. We also plan to further pursue developing Cogenzia for the prevention of DFIs as well as the prevention and treatment of infections in wounds, such as venous ulcers, burns and bed sores.
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  Develop CollaGUARD for prevention of post-surgical adhesions.   CollaGUARD, already approved in Europe and other parts of the world, is regulated by the FDA as a Class III device and we plan to commence a single pivotal clinical trial for PMA in the first quarter of 2015 after our pre-investigational device exemption, or IDE, meeting with the FDA, expected to occur in the fourth quarter of 2014. The pre-IDE meeting, which is encouraged by the FDA, allows us to explain CollaGUARD and our proposed trial protocols to the FDA review team informally, prior to submission of the full IDE. We expect that this approval, if obtained, will enable promotion of CollaGUARD for broad surgical application in the United States.
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  Enter into and leverage strategic partnerships for the development and commercialization of our products and product candidates.   We have entered, and intend to enter, into additional strategic partnerships for the development and commercialization of XaraColl, Cogenzia outside of the United States and Europe, CollaGUARD in numerous additional countries, and certain of our other marketed products with partners in various countries around the world. We believe that selectively partnering with healthcare companies who are well positioned to commercialize our products in specific markets will allow us to optimize our ability to obtain a greater return from our portfolio of products and product candidates.
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  Establish our own sales and marketing capabilities to commercialize Cogenzia in the United States and potentially in Europe.   Upon approval of Cogenzia in the United States for the treatment of DFIs, we intend to establish our own specialized sales and marketing organization focused on high volume wound treatment centers and podiatrists. This sales force will also market Cogenzia for other indications, if approved.
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  Manufacture all of our products and product candidates, including, XaraColl, Cogenzia and CollaGUARD.   We plan to manufacture exclusively all clinical and commercial global supply of our products and product candidates in our facility in Saal, Germany. This facility is currently approved for the manufacture of all of our approved products in Europe, Canada, Australia, the Middle East and elsewhere outside of the United States. We believe we currently have adequate production capability to support our current production needs and planned clinical trials for XaraColl and Cogenzia. We also expect the expansion of our production facility by the second half of 2016 to increase capacity significantly. We intend to seek FDA approval of our manufacturing processes and facilities. We believe our ability to manufacture our products ourselves allows us to control more effectively the quality and cost of manufacturing, which in turn will enable us to achieve higher operating margins, providing us and our partners with a marketing advantage.
Risk Factors
Our business is subject to a number of risks you should be aware of before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:
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  We have a history of losses and anticipate that we will continue to incur losses in the future and may never achieve or sustain profitability.
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  If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates.
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  Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this prospectus.

•
  Our business depends substantially on the success of certain of our lead product candidates, XaraColl and Cogenzia, which are still in development. If we are unable to successfully develop and subsequently commercialize XaraColl and Cogenzia, or experience significant delays in doing so, our business will be materially harmed.
•
  Clinical drug development is expensive and involves uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. If our Phase 3 clinical trials for XaraColl or Cogenzia are unsuccessful, or significantly delayed, we could be required to abandon development and our business will be materially harmed.
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  The results of clinical trials may not support our product candidate claims. Certain of our completed Phase 2 clinical trials failed to meet their primary endpoints and involved small patient populations.
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  We have not obtained regulatory approval for any of our late-stage product candidates in the United States, so we cannot yet generate any revenues from the sales of these products in the United States.
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  If we fail to manufacture XaraColl, Cogenzia, CollaGUARD or our other marketed products and product candidates in sufficient quantities and at acceptable quality and cost levels, or to fully comply with current Good Manufacturing Practice regulations, or cGMP, enforced by the FDA, or other applicable manufacturing regulations, we may face delays in the commercialization of our products, breach obligations to our licensing partners or be unable to meet market demand, and lose potential revenues.
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  Even if we obtain regulatory approval for our product candidates, the products may not gain market acceptance among hospitals, physicians, health care payors, patients and others in the medical community.
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  We will need to grow the size of our organization and we may experience difficulties in managing this growth.
Corporate History and Information
The legal predecessor of our company, Innocoll Holdings, Inc., was incorporated in Delaware under the name Innocoll, Inc. in December 1997 and renamed Innocoll Holdings, Inc. in May 2004. In July 2013, we re-domiciled Innocoll Holdings, Inc. from the United States to Germany pursuant to a contribution in kind and share for share exchange into the newly formed Innocoll GmbH, a German limited liability company, registered in the commercial register of the local court (Amtsgericht) of Regensburg on August 23, 2013 under number HRB 13807. Innocoll GmbH is managed and controlled in Ireland and became an Irish tax resident as of January 1, 2014.
Pursuant to a notarial deed entered into between the shareholders of Innocoll Holdings, Inc. and Innocoll GmbH in July 2013, the holders of ordinary shares, preferred shares and warrants to purchase ordinary shares of Innocoll Holdings contributed their shares and warrants by way of a contribution in kind to Innocoll GmbH in exchange for ordinary shares, preferred shares and options to purchase ordinary shares of Innocoll GmbH and as a result thereof, Innocoll Holdings, Inc. became Innocoll GmbH’s wholly-owned subsidiary. Innocoll Holdings, Inc. was subsequently liquidated and its assets consisting of subsidiary companies Innocoll Pharmaceuticals Ltd., Innocoll Technologies Ltd., both Irish companies, and Innocoll, Inc., a Delaware corporation, were distributed to Innocoll GmbH.
Pursuant to a notarial deed to be entered into between the shareholders of Innocoll GmbH prior to consummation of this offering, the holders of preferred shares of Innocoll GmbH will agree to cancel and terminate all preference, redemption and cumulative dividend rights in exchange for the acquisition or sale of ordinary shares, upon reorganization of Innocoll GmbH into a German stock corporation (Aktiengesellschaft or AG) in accordance with the provisions of the German Reorganization Act (Umwandlungsgesetz), upon registration of the reorganization in the commercial register. Upon effectiveness of the reorganization, Innocoll GmbH will continue to exist as Innocoll AG and any shares in Innocoll GmbH will have been converted into ordinary shares of Innocoll AG.

Our principal executive offices are located at Midlands Innovation and Research Centre, Dublin Road, Athlone, County Westmeath, Ireland, and our telephone number is +353 (0) 90 648 6834. Our website address is www.innocollinc.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase our ADSs. Our agent for service of process in the United States is Michael Myers, Ph.D., 42662 Kitchen Prim Court, Ashburn, Virginia 20148.
XaraColl®, Cogenzia®, CollaGUARD®, our localized drug delivery technologies trademarked as CollaRx®, CollaFilm®, CollaPress™ and LiquiColl®, the Innocoll logo and other trademarks or service marks of Innocoll appearing in this prospectus are our property. This prospectus contains additional trade names, trademarks and service marks of other companies.
Implications of Being an Emerging Growth Company
As a company with less than $1.0 billion in revenues for our fiscal year ended December 31, 2013, we qualify as an “emerging growth company” as defined in Section 2(a) of the U.S. Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act, or the JOBS Act, which was enacted in April 2012. An emerging growth company may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to:
•
  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;
•
  being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;
•
  reduced disclosure obligations regarding executive compensation; and
•
  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.
We may choose to take advantage of some or all of the available exemptions and have taken advantage of some of these exemptions in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold shares. We do not know if some investors will find our ADSs less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our ADSs and increased volatility in the price of our ADSs.
In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to generally accepted accounting principles in the United States, or U.S. GAAP, while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period.
We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we had total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of ADSs in this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided to emerging growth companies in the JOBS Act.

THE OFFERING
American Depositary Shares offered by Innocoll AG
          ADSs
ADSs to be outstanding immediately after this offering
          ADSs
Ordinary shares to be outstanding immediately after this offering ordinary shares
Offering price
We currently estimate that the initial public offering price per ADS will be between $          and $         .
Over-allotment option
          ADSs
The ADSs
Each ADS represents one ordinary share.

The depositary will hold the ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement. You may cancel your ADSs and withdraw the underlying ordinary shares. The depositary will charge you fees for, among other acts, any cancellation. In certain limited instances described in the deposit agreement, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the terms of the deposit agreement then in effect.
To better understand the terms of the ADSs, you should carefully read “Description of American Depositary Shares” in this prospectus. You should also read the deposit agreement, which is an exhibit to the Registration Statement that includes this prospectus.
Depositary

Custodian

Use of proceeds
We expect to receive total estimated net proceeds from this offering of approximately $          million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds of this offering for the following purposes: (i) developing XaraColl, Cogenzia and CollaGUARD, (ii) expanding our manufacturing infrastructure, and (iii) general corporate purposes. See “Use of Proceeds.”
Dividend policy
Neither we nor our predecessor entity, Innocoll GmbH, have ever declared any cash dividends on our ordinary shares, and we have no present intention of declaring or paying any dividends in the foreseeable future. See “Dividend Policy.”
Risk factors
You should carefully read the information set forth under “Risk Factors” beginning on page 14 of this prospectus and the other information set forth in this prospectus before deciding whether to invest in our ADSs.
Proposed NASDAQ Global Market Symbol
INNL

Unless otherwise indicated, all information in this prospectus, including information relating to the number of ordinary shares to be outstanding immediately after the completion of this offering:
•
  is based on 801,317 ordinary shares outstanding as of March 1, 2014, after the conversion of all our outstanding preferred shares into ordinary shares;
•
  excludes 205,199 ordinary shares authorized and issuable upon the exercise of options outstanding and exercisable as of March 1, 2014, at a weighted average exercise price of €100 per share;
•
  excludes 2,313 ordinary shares, 18,905 series A preferred shares, 3,178 series B preferred shares, 12,070 series C preferred shares, 1,432 series D preferred shares and 9,942 series D-2 preferred shares awarded under our 2014 Restricted Share Plan that are approved for issuance subject to registration, and are subject to repurchase;
•
  excludes 28,449 ordinary shares authorized to be issued upon the exercise of options at a weighted average exercise price of €100 per share, to be awarded pursuant to our 2014 Equity Incentive Plan;
•
  excludes 677 ordinary shares, 5,528 series A preferred shares, 929 series B preferred shares, 3,530 series C preferred shares, and 3,326 series D-2 preferred shares authorized to be issued upon the exercise of Phantom Shares awarded in connection with our 2014 Restricted Share Plan, subject to our agreement to issue such shares in lieu of cash;
•
  excludes           ordinary shares available for future issuance under our 2014 Equity Incentive Plan as of            , 2014; and
•
  assumes no exercise by the underwriters of their over-allotment option to purchase up to           additional ADSs.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables set forth a summary of our consolidated historical financial data as of, and for the periods ended on, the dates indicated. We have derived the consolidated statement of comprehensive income data for the years ended December 31, 2013 and 2012 and the consolidated statement of financial position data as of December 31, 2013 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with IFRS, as issued by the IASB, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The financial data as of March 31, 2014 and 2013 and for the three months ended March 31, 2014 and 2013 have been derived from our unaudited interim financial statements and the related notes, which are included elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of our future results. You should read this information in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes, each included elsewhere in this prospectus.

	Three Months Ended March 31,			Years Ended December 31,
	2014	2014	2013	2013	2013	2012
	(in thousands, except for per share data) (unaudited)			(in thousands except for per share data)
Consolidated Statement of Comprehensive Income Data:
Revenue
Revenue – continuing operations	$1,772	€1,285	€1,116	$4,889	€3,546	€4,312
Cost of sales	(2,140)	(1,552)	(1,116)	(6,275)	(4,551)	(4,553)
Gross loss	(368)	(267)	—	(1,386)	(1,005)	(241)
Operating expense
Research and development expenses	(702)	(509)	(471)	(2,293)	(1,663)	(1,696)
General and administrative expenses	(3,370)	(2,444)	(829)	(5,682)	(4,121)	(3,266)
Other operating expense – net	112	81	(26)	(212)	(154)	(556)
Total operating expense – net	(3,960)	(2,872)	(1,326)	(8,187)	(5,938)	(5,518)
Loss from operating activities – continuing operations	(4,328)	(3,139)	(1,326)	(9,573)	(6,943)	(5,759)
Finance expense	(2,252)	(1,633)	(3,346)	(9,581)	(6,949)	(6,379)
Other income	—	—	—	22,161	16,073	407
Profit/(loss) before income tax	(6,580)	(4,772)	(4,672)	3,007	2,181	(11,731)
Income tax expense	(28)	(20)	(17)	(99)	(72)	(74)
Profit/(loss) for the period – all attributable to equity holders of the Company	(6,608)	(4,792)	(4,689)	2,908	2,109	(11,805)
Currency translation adjustment	(7)	(5)	(804)	214	155	573
Total comprehensive income/(loss)	$(6,615)	€(4,797)	€(5,493)	$3,122	€2,264	€(11,232)
Basic	(170.5)	(123.7)	(92.0)	64.8	47.0	(231.7)
Diluted	(170.5)	(123.7)	(92.0)	(13.1)	(9.5)	(231.7)
Basic and Diluted loss per share – pro forma	(5.4)	(3.9)		(13.0)	(9.4)

As further described below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Operations Overview — Earnings/(loss) per Share” on page 65, the basic and diluted loss per share disclosed above have been revised and are different from the basic and diluted loss per share of €159.4 and €97.3 in respect of the years ended December 31, 2013 and December 31, 2012 respectively, as originally reported in the historical financial statements.
The numerator and denominator used in the calculations of loss per share are also described below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Operations Overview — Earnings/(loss) per Share” on page 65.

			As of March 31,		As of December 31,
	March 31, 2014 (Pro Forma As Adjusted)(2)(3)	March 31, 2014 (Pro Forma)(1)	2014 (Actual)	2014	2013 (Actual)	2013	2012
			(in thousands) (unaudited)
Consolidated Statement of Financial Position Data:
Current assets	$	$	$4,072	€2,953	$6,651	€4,824	€1,830
Total assets			5,175	3,753	7,661	5,556	2,500
Current liabilities			(13,617)	(9,876)	(12,476)	(9,048)	(57,788)
Long term debt			(89,159)	(64,664)	(86,900)	(63,026)	(17,700)
Other non-current liabilities			(105)	(76)	(112)	(81)	(941)
Total equity attributable to equity holders of the company			(97,706)	(70,863)	(91,827)	(66,599)	(73,929)
Total equity and liabilities			5,175	3,753	7,661	5,556	2,500

(1)
  Gives effect to (a) the conversion of all of our convertible preferred shares into ordinary shares, which will occur prior to the effectiveness of the registration statement to which this prospectus relates (subject to the closing of this offering); and (b) the reorganization of Innocoll GmbH, a German limited liability company, into “Innocoll AG,” a German stock corporation, which will occur prior to the consummation of this offering;
(2)
  Gives effect to the transactions described in footnote (1) and gives further effect to our issuance and sale of           ADSs in this offering at an assumed initial public offering price of $          per ADS, the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)
  Each $1.00 increase (decrease) in the assumed initial public offering price of $          per ADS, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of total shareholders’ equity (deficit) and total capitalization by approximately $          million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 500,000 ADSs offered by us at the assumed initial public offering price per ADS, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents and short-term investments, total shareholders’ equity (deficit) and total capitalization by approximately $          million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and continued offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS
Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our ADSs. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our ADSs could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.
Risks Related to Our Financial Position and Capital Requirements
We have a history of operating losses and anticipate that we will continue to incur operating losses in the future and may never sustain profitability.
We have incurred operating losses in each year since inception because our research and development and general and administrative expenses exceeded our revenue. Our operating loss for the years ended December 31, 2012 and 2013 was €5.8 million and €6.9 million, respectively. As of December 31, 2013, we had an accumulated deficit of €86.1 million.
Our ability to become profitable depends on our ability to develop and commercialize our lead product candidates. Our lead product candidates, XaraColl and Cogenzia are not yet approved for commercial sale in the United States or Europe and we do not know when, or if, we will generate significant revenues from their sale in the future. Our third late-stage product candidate, CollaGUARD, is approved for commercial sale in 45 countries, but not yet approved for commercial sale in the United States and we do not know when, or if, we will generate significant revenue from its sale in the United States in the future. We do not anticipate generating revenue from sales of XaraColl for at least the next several years and we will never generate revenue from XaraColl if we do not obtain regulatory approval. While we have products approved or commercialized and available for sale in certain markets, including Cogenzia, CollatampG and Septocoll, our revenues to date from these products have been limited.
Even if we do generate product sales, we may never achieve or sustain profitability. We anticipate that our operating losses will substantially increase over the next several years as we execute our plan to expand our research, development and commercialization activities, including the clinical development and planned commercialization of our product candidates, and incur the additional costs of operating as a public company. In addition, if we obtain regulatory approval of our product candidates, we may incur significant sales and marketing expenses. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if ever.
If we fail to obtain additional financing, we may be unable to complete the development and commercialization of our product candidates.
Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts to continue the clinical development of our product candidates, including our planned Phase 3 clinical trials. If our product candidates are approved, we will require significant additional funds in order to launch and commercialize such product candidates in the United States and potentially in the European Union, or EU. We would also need to spend substantial amounts to significantly expand our manufacturing infrastructure.
We estimate that our net proceeds from this offering will be approximately $          million, based upon an assumed initial public offering price of $          per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. We believe that such proceeds, together with our existing cash and cash equivalents, will be sufficient to fund our operations for at least the next 18 months. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds.” We expect that the net proceeds from this offering will allow us to develop XaraColl, Cogenzia and CollaGUARD; fund research and development and clinical trials for additional product candidates in our pipeline; and expand our manufacturing infrastructure. However, changing circumstances may cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. We will require additional capital for the further development and commercialization of our product candidates. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:
•
  the initiation, progress, timing, costs and results of clinical trials for our product candidates, particularly XaraColl and Cogenzia;
•
  the clinical development plans we establish for these product candidates;
•
  the number and characteristics of product candidates that we develop and seek regulatory approval for;
•
  the outcome, timing and cost of regulatory approvals by the FDA and comparable foreign regulatory authorities, including the potential for the FDA or comparable foreign regulatory authorities to require that we perform more studies than those that we currently expect;
•
  the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•
  the effects of competing technological and market developments;
•
  the cost and timing of completion of commercial-scale manufacturing activities; and
•
  the cost of establishing sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own.
We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of our product candidates or other research and development initiatives. We also could be required to seek collaborators for our product candidates at an earlier stage than would otherwise be desirable or on terms that are less favorable than might otherwise be available or relinquish or license on unfavorable terms our rights to our product candidates in markets in which we would otherwise seek to pursue development or commercialization ourselves.
Any of the above events could significantly harm our business, prospects, financial condition and results of operations and cause the price of our ADSs to decline.
Our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its report on our audited financial statements included in this prospectus.
Our report from our independent registered public accounting firm for the year ended December 31, 2013 includes an explanatory paragraph stating that certain conditions indicate the existence of a substantial doubt about our ability to continue as a going concern. If we are unable to obtain sufficient funding, our business, prospects, financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our audited consolidated financial statements, and it is likely that investors will lose all or a part of their investment. After this offering, future reports from our independent registered public accounting firm may also contain statements expressing doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding on commercially reasonable terms or at all.

Risks Related to the Clinical Development and Regulatory Approval of Our Product Candidates
Our business depends substantially on the success of certain of our lead product candidates, XaraColl and Cogenzia, which are still in development. If we are unable to successfully develop and subsequently commercialize XaraColl and Cogenzia, or experience significant delays in doing so, our business will be materially harmed.
We have invested a significant portion of our efforts and financial resources in the development of XaraColl and Cogenzia, our two lead product candidates, which have not yet been approved for commercial sale in the United States. There remains a significant risk that we will fail to successfully develop either XaraColl or Cogenzia, or both. We expect to commence our Phase 3 clinical trials for XaraColl and Cogenzia in the second half of 2014. We do not expect to have final pivotal data from our XaraColl and Cogenzia Phase 3 trials available until late 2015. Even if we ultimately obtain statistically significant, positive results from our Phase 3 clinical trials, we do not expect to submit applications for marketing approval for XaraColl and Cogenzia until the first half of 2016. The success of our product candidates will depend on several factors, including:
•
  successful completion of clinical trials;
•
  receipt of regulatory approvals from applicable regulatory authorities;
•
  obtaining and maintaining regulatory approval for our manufacturing facility;
•
  manufacturing sufficient quantities in acceptable quality;
•
  achieving meaningful commercial sales of our product candidates, if and when approved;
•
  obtaining reimbursement from third-party payors for product candidates, if and when approved;
•
  sourcing sufficient quantities of raw materials used to manufacture our products;
•
  successfully competing with other products;
•
  continued acceptable safety profiles for our product candidates following regulatory approval, if and when received;
•
  obtaining and maintaining patent and trade secret protection and regulatory exclusivity; and
•
  protecting our intellectual property rights.
If we do not achieve one or more of these factors in a timely manner, or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business and we may not be able to earn sufficient revenues and cash flows to continue our operations.
Our ability to generate future revenues depends heavily on our success in:
•
  developing and securing U.S. and/or foreign regulatory approvals for our product candidates;
•
  manufacturing commercial quantities of our product candidates at acceptable costs;
•
  commercializing our product candidates, assuming we receive regulatory approval;
•
  achieving broad market acceptance of our product candidates in the medical community and with third-party payors and patients; and
•
  pursuing clinical development of our product candidates in additional indications.

Clinical drug development is expensive and involves uncertain outcomes, and results of earlier studies and trials may not be predictive of future trial results. If our Phase 3 clinical trials for XaraColl or Cogenzia are unsuccessful, or significantly delayed, we could be required to abandon development and our business will be materially harmed.
Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of our Phase 2 clinical trials for XaraColl and Cogenzia may not be predictive of the results of our planned Phase 3 clinical trials. Adverse events may occur or other risks may be discovered in Phase 3 clinical trials that will cause us to suspend or terminate our clinical trials. In some instances, there can be significant variability in safety and/or efficacy results between different trials of the same product candidate due to numerous factors, including changes in or adherence to trial protocols, differences in the size and type of patient populations and the dropout rates among clinical trial participants. Our future clinical trial results, therefore, may not demonstrate efficacy and safety sufficient to obtain regulatory approval for our product candidates.
Flaws in the design of a clinical trial may not become apparent until the clinical trial is well under way. We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support regulatory approval. In addition, clinical trials often reveal that it is not practical or feasible to continue development efforts.
We may voluntarily suspend or terminate our clinical trials if at any time we believe that they present an unacceptable risk to participants. Further, regulatory agencies, institutional review boards or data safety monitoring boards may at any time order the temporary or permanent discontinuation of our clinical trials or request that we cease using certain investigators in the clinical trials if they believe that the clinical trials are not being conducted in accordance with applicable regulatory requirements, or that they present an unacceptable safety risk to participants.
If the results of our clinical trials for our current product candidates or clinical trials for any future product candidates do not achieve their primary efficacy endpoints or raise unexpected safety issues, the prospects for approval of our product candidates will be materially adversely affected. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have failed to achieve similar results in later clinical trials, or have ultimately failed to obtain regulatory approval of their product candidates. Many products that initially showed promise in clinical trials or earlier stage testing have later been found to cause undesirable or unexpected adverse effects that have prevented their further development. Our upcoming trials for our primary product candidates, XaraColl and Cogenzia, may not produce the results that we expect.
In addition, we may experience numerous unforeseen events that could cause our clinical trials to be delayed, suspended or terminated, or which could delay or prevent our ability to receive regulatory approval or commercialize our product candidates, including:
•
  delay or failure in reaching agreement with the FDA or comparable foreign regulatory authorities on trial designs that we are able to execute;
•
  the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;
•
  clinical trials of our product candidates may produce negative, inconclusive or inconsistent results, and we may decide, or regulators may require us, to conduct additional clinical trials or implement a clinical hold;
•
  we may elect or be required to suspend or terminate clinical trials of our product candidates, including based on a finding that the participants are being exposed to health risks;
•
  regulators or institutional review boards may not authorize us or our investigators to commence or continue a clinical trial, or conduct or continue a clinical trial at a prospective trial site;

•
  our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
•
  we may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;
•
  the cost of clinical trials of our product candidates may be greater than we anticipate;
•
  changes in government regulation or administration actions;
•
  the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and
•
  our product candidates may have undesirable adverse effects or other unexpected characteristics.
Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the proximity of subjects to clinical sites, the eligibility criteria for the trial, the design of the clinical trial, ability to obtain and maintain patient consents, risk that enrolled subjects will drop out before completion, competing clinical trials and clinicians’ and patients’ perceptions of the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating.
If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product candidate development and approval process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.
The results of clinical trials may not support our product candidate claims. Certain of our completed Phase 2 clinical trials failed to meet their primary endpoints and involved small patient populations.
Even if our clinical trials are completed as planned, we cannot be certain that the results will support our product candidate claims or that the FDA or government authorities in other countries will agree with our conclusions regarding such results. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful and the results of later clinical trials often do not replicate the results of prior clinical trials and preclinical testing.
In addition, we were unable to achieve certain primary efficacy endpoints in connection with the Phase 2 clinical studies for our two lead product candidates, XaraColl and Cogenzia. In our two Phase 2 trials for XaraColl, which enrolled 53 and 50 patients, respectively, our primary endpoints were reduction of pain, based on patient’s summed pain intensity, or SPI, scores and the total consumption of opioid analgesia, respectively. Over the first 24 hours post operation, XaraColl-treated patients experienced significantly less pain in study 1 with a XaraColl dose of 100 mg (44% reduction; p = 0.001) but showed merely a trend towards significance for pain reduction in study 2 with a XaraColl dose of 200 mg (22% reduction; p = 0.080). Over the same time period, patients in the XaraColl group took significantly less opioid medication in study 2 (44% reduction; p = 0.004) but the results did not show a statistically significant reduction in opioid use in study 1 (25% reduction; p = 0.123). We plan to integrate these endpoints for our planned Phase 3 trials as agreed to with the FDA using a well-validated statistical analysis known as the Silverman method for XaraColl but we may fail to reach these endpoints and demonstrate efficacy for XaraColl.
In our Phase 2 trial for Cogenzia involving 56 patients, Cogenzia (50 mg) was applied daily for up to four weeks in combination with systemic antibiotic therapy for the treatment of moderately-infected diabetic foot ulcers, with the control group receiving systemic therapy alone. The primary efficacy endpoint was the percentage of patients with a clinical outcome of ‘‘clinical cure’’ on a study visit on day 7 of treatment. Efficacy versus the control group was not achieved. However, based on the modified intent-to-treat population, 100% of the patients who received Cogenzia and who completed the trial achieved a clinical cure two weeks after completion of treatment (test-of-cure date), compared to just 70% of patients who received systemic antibiotic therapy alone, which was a statistically significant difference (p = 0.024). We have selected clinical cure measured approximately 10-14 days after the last dose of treatment has been administered as our primary endpoint for our planned Phase 3 trials for Cogenzia, but we may fail to reach these endpoints and demonstrate efficacy for Cogenzia.
In addition, our completed clinical trials involved a small patient population. Because of the small sample size, the results of these clinical trials may not be indicative of future results in a larger and more diverse patient population. The clinical trial process may fail to demonstrate that our product candidates are safe for humans and effective for indicated uses. This failure could cause us to abandon a product candidate and may delay development of other product candidates. Any delay in, or termination of, our clinical trials will delay the filing of our NDAs with the FDA and, ultimately, our ability to commercialize our product candidates and generate product revenues.
If our drug product candidates, such as XaraColl and Cogenzia, receive regulatory approval, we will be subject to ongoing regulatory requirements and we may face future development, manufacturing and regulatory difficulties.
Our drug product candidates, such as XaraColl and Cogenzia, if approved, will be subject to ongoing regulatory requirements for labeling, packaging, storage, advertising, promotion, sampling, record-keeping, submission of safety and other post-market approval information, importation and exportation. In addition, approved products, manufacturers and manufacturers’ facilities are required to comply with extensive FDA and EMA requirements and the requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to cGMP requirements.
Accordingly, we will be required to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control. We will also be required to report certain adverse reactions and production problems, if any, to the FDA and EMA and other similar agencies and to comply with certain requirements concerning advertising and promotion for our potential products.
If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, it may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If our potential products fail to comply with applicable regulatory requirements, a regulatory agency may, among other actions:
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  issue warning letters or untitled letters;
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  require product recalls;
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  mandate modifications to promotional materials or require us to provide corrective information to healthcare practitioners;
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  require us or our potential future collaborators to enter into a consent decree or permanent injunction;
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  impose other administrative or judicial civil or criminal penalties or pursue criminal prosecution;
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  withdraw regulatory approval;
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  refuse to approve pending applications or supplements to approved applications filed by us or by our potential future collaborators;
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  impose restrictions on operations, including costly new manufacturing requirements; or
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  detain products.

Risks Related to Our Business and Strategy
If we fail to manufacture XaraColl, Cogenzia, CollaGUARD or our other marketed products and product candidates in sufficient quantities and at acceptable quality and cost levels, or to fully comply with current Good Manufacturing Practices, or cGMP, or other applicable manufacturing regulations, we may face delays in the commercialization of our products, breach obligations to our licensing partners or be unable to meet market demand, and lose potential revenues.
The manufacture of our products based on our collagen-based technology platform, including XaraColl and Cogenzia, requires significant expertise and capital investment. Currently, we are manufacturing all commercial and clinical supply for all of our marketed products and product candidates in our sole facility in Saal, Germany without the benefit of any redundant or backup facilities, and we are planning to continue to do so in the future. We need to spend substantial amounts to significantly expand our manufacturing infrastructure in order to satisfy any increases in future demand. Also, substantially all of our inventory of raw material and finished goods is held at this location. We take precautions to safeguard our facility, including acquiring insurance, employing back-up generators, adopting health and safety protocols and utilizing off-site storage of computer data. However, vandalism, terrorism or a natural or other disaster, such as a fire or flood, could damage or destroy our manufacturing equipment or our inventory of raw material or finished goods, cause substantial delays in our operations, result in the loss of key information, and cause us to incur additional expenses. Our insurance may not cover our losses in any particular case. In addition, regardless of the level of insurance coverage, damage to our facilities may have a material adverse effect on our business, financial condition and operating results. Also, our management has limited experience commercializing products on a large scale, whereas many of our competitors have substantially greater financial, technical and other resources, such as a larger staff and experienced manufacturing organizations.
We must comply with federal, state and foreign regulations, including FDA regulations governing cGMP enforced by the FDA through its facilities inspection program and by similar regulatory authorities in other jurisdictions where we do business. These requirements include, among other things, quality control, quality assurance and the maintenance of records and documentation. For our medical device products, we are required to comply with the FDA’s Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our medical device products.
Our facility has not yet been inspected by the FDA for cGMP compliance. If we do not successfully complete the cGMP process for our facility or fail to do so in a timely manner, commercialization of our products could be significantly delayed. Even after cGMP clearance has been received, the FDA or similar foreign regulatory authorities at any time may implement new standards, or change their interpretation and enforcement of existing standards for manufacture, packaging or testing of our products. For our marketed medical device products, the FDA audits compliance with the QSR through periodic announced and unannounced inspections of manufacturing and other facilities. The FDA may impose inspections or audits at any time. Similar audit rights exist in Europe and other foreign jurisdictions. Any failure to comply with applicable cGMP, QSR and other regulations may result in fines and civil penalties, suspension of production, product seizure or recall, imposition of a consent decree, or withdrawal of product approval, and would limit the availability of our product. Any manufacturing defect or error discovered after products have been produced and distributed also could result in significant consequences, including costly recall procedures, re-stocking costs, damage to our reputation and potential for product liability claims. If we are required to find a new manufacturer or supplier, the process would likely require prior FDA and/or equivalent foreign regulatory authority approval, and would be very time consuming. An inability to continue manufacturing adequate supplies of our products at our facility in Saal, Germany, could result in a disruption in the supply of our products. We have licensed the commercial rights in specified foreign territories to market and sell our products. Under those licenses, we have obligations to manufacture commercial product for our commercial partners. If we are unable to fill the orders placed with us by our commercial partners in a timely manner, we may potentially lose revenue and be in breach of our licensing obligations under agreements with them.

We have not obtained regulatory approval for any of our late-stage product candidates in the United States, so we cannot yet generate any revenues from the sales of these products in the United States.
Our late-stage product candidates, XaraColl, Cogenzia and CollaGUARD have not yet been approved for commercial sale in the United States. We cannot commercialize product candidates in the United States without first obtaining regulatory approval from the FDA to market each product. We plan to advance XaraColl and Cogenzia to Phase 3 clinical trials in the United States in the second half of 2014. We plan to advance CollaGUARD to a pivotal trial in the United States in the first quarter of 2015.
Before obtaining regulatory approvals for the commercial sale of any product candidate for a target indication, we must demonstrate in non-clinical, or preclinical, studies and clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA, that the product candidate is safe and effective for use for that target indication and that the manufacturing facilities, processes and controls are adequate. In the United States, we have not submitted an NDA for either XaraColl or Cogenzia. An NDA must include extensive preclinical and clinical data and supporting information to establish the product candidate’s safety and effectiveness for each desired indication. The NDA must also include significant information regarding the chemistry, manufacturing and controls for the product. Obtaining approval of an NDA is a lengthy, expensive and uncertain process, and approval may not be obtained. If we submit an NDA to the FDA, the FDA must decide whether to accept or reject the submission for filing. We cannot be certain that any of our submissions will be accepted for filing and review by the FDA.
Regulatory authorities outside of the United States, such as in Europe and in emerging markets, also have requirements for approval of products for commercial sale with which we must comply prior to marketing in those areas. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our product candidates. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and obtaining regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could require additional non-clinical studies or clinical trials, which could be costly and time consuming. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval, and potentially may include additional risks.
The process to develop, obtain regulatory approval for, and commercialize product candidates is long, complex and costly both inside and outside of the United States, and approval may not be guaranteed. Even if we were to successfully obtain approval from the regulatory authorities for our product candidates, any approval might significantly limit the approved indications for use, or require that precautions, contraindications or warnings be included on the product labeling, or require expensive and time-consuming post-approval clinical studies or surveillance as conditions of approval. Following any approval for commercial sale of our product candidates, certain changes to the product, such as changes in manufacturing processes and additional labeling claims, will be subject to additional regulatory review and approval. In addition, regulatory approval for any of our product candidates may be withdrawn. If we are unable to obtain regulatory approval for our product candidates in one or more jurisdictions, or if any approval we do obtain contains significant limitations, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed. Furthermore, we may not be able to obtain sufficient funding or generate sufficient revenue and cash flows to continue the development of any other product candidate in the future.
If we fail to develop and commercialize additional product candidates, we may be unable to grow our business.
If we decide to pursue the development and commercialization of any additional product candidates, we may be required to invest significant resources to acquire or in-license the rights to such product candidates or to conduct product discovery activities. In addition, any other product candidates will require additional, time-consuming development efforts prior to commercial sale, including preclinical studies, extensive clinical trials and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to the risks of failure that are inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe and/or effective for approval by regulatory authorities. In addition, we cannot assure you that we will be able to acquire, discover or develop any additional product candidates, or that any additional product candidates we may develop will be approved, manufactured or produced economically, successfully commercialized or widely accepted in the marketplace or be more effective than other commercially available alternatives. Research programs to identify new product candidates require substantial technical, financial and human resources whether or not we ultimately identify any candidates. If we are unable to develop or commercialize additional product candidates, our business and prospects will suffer.
We have engaged in only limited sales of our products to date.
While we are a global, commercial stage, specialty pharmaceutical company, with late stage development programs targeting areas of significant unmet medical need, we have engaged in only limited sales of our products. Our sales to date have been generated by certain of our approved products outside of the United States. Our products may never gain significant acceptance in the marketplace and, therefore, never generate substantial revenue or profits for the Company. We must establish a market for our products and build that market through marketing campaigns to increase awareness of, and consumer confidence in, our products. If we are unable to expand our current customer base and obtain market acceptance of our products, our operations could be disrupted and our business may be materially adversely affected. Even if we achieve profitability, we may not be able to sustain or increase profitability.
We face significant competition from other pharmaceutical companies and our operating results will suffer if we fail to compete effectively.
The pharmaceutical industry is characterized by intense competition and rapid innovation. Although we believe that we hold a leading position in our understanding of collagen-based pharmaceutical products, our competitors may be able to develop other products that are able to achieve similar or better results. Our potential competitors include established and emerging pharmaceutical and biotechnology companies and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis products that are more effective or less costly than our product candidates. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety and tolerability profile, reliability, price and reimbursement.
We anticipate that XaraColl will compete in the United States with currently marketed bupivacaine and opioid analgesics such as morphine, as well as elastomeric bag/catheter devices intended to provide bupivacaine over several days, which have been marketed by I-FLOW Corporation (acquired by Kimberly-Clark Corporation in 2009) since 2004; and Pacira Pharmaceutical’s Exparel, a liposomal injection of bupivacaine, indicated for single-dose infiltration into the surgical site to produce postsurgical analgesia recently approved by the FDA. While there are currently no topically applied antibiotics approved for the treatment of DFIs that we anticipate would compete directly with Cogenzia, DFIs are currently treated with systemic antibiotics and physicians may choose not to use Cogenzia in conjunction with these products. Once approved in the United States, CollaGUARD will compete with a number of well accepted marketed adhesion barriers manufactured and marketed in the United States and elsewhere by well-established companies, including Sanofi’s Seprafilm®, Baxter’s Adept®, Ethicon’s Interceed® and Mast Biosurgery’s Surgiwrap®.

The financial performance of our medical device products, such as CollaGUARD, may be adversely affected by medical device tax provisions in the healthcare reform laws in the United States.
The Healthcare Reform Act imposes, among other things, an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States beginning in 2013. Under these provisions, the Congressional Research Service predicts that the total cost to the medical device industry may be up to $20 billion over the next decade. We do not believe that CollaGUARD is currently subject to this tax based on the retail exemption under applicable Treasury Regulations. However, the availability of this exemption is subject to interpretation by the IRS, and the IRS may disagree with our analysis. In addition, future products that we manufacture, produce or import may be subject to this tax. The financial impact this tax may have on our business is unclear and there can be no assurance that our business will not be materially adversely affected by it.
If we face allegations of noncompliance with the law and encounter sanctions, our reputation, revenues and liquidity may suffer, and our products could be subject to restrictions or withdrawal from the market.
Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenues from our products. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected. Additionally, if we are unable to generate revenues from our product sales, our potential for achieving profitability will be diminished and the capital necessary to fund our operations will be increased.
Even if we obtain regulatory approval for our product candidates, the products may not gain market acceptance among hospitals, physicians, health care payors, patients and others in the medical community.
Even if we obtain regulatory approval for any of our product candidates that we may develop or acquire in the future, the product may not gain market acceptance among hospitals, physicians, health care payors, patients and others in the medical community. Market acceptance of any of our product candidates for which we receive approval depends on a number of factors, including:
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  the clinical indications for which they are approved;
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  the potential and perceived advantages of our product candidates over alternative products;
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  relative convenience and ease of administration;
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  the effectiveness of our sales and marketing efforts;
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  acceptance by major operators of hospitals, physicians and patients of the product candidate as a safe and effective treatment;
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  the prevalence and severity of any side effects;
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  product labeling or product insert requirements of the FDA or other regulatory authorities;
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  the timing of market introduction of our product candidates as well as competitive products;
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  the cost of treatment in relation to alternative products; and
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  the availability of adequate reimbursement and pricing by third-party payors and government authorities.
If our product candidates are approved but fail to achieve market acceptance among physicians, patients or others in the medical community, we will not be able to generate significant revenues, which would have a material adverse effect on our business, prospects, financial condition and results of operations.

If our product candidates are approved, and with respect to our already approved products, we may be subject to healthcare laws, regulation and enforcement. Our failure to comply with those laws could have a material adverse effect on our results of operations and financial conditions.
Although we currently do not have any products on the market in the United States and several other key jurisdictions, if our lead-product candidates are approved, once we begin commercializing our product candidates, we may be subject to additional healthcare regulation and enforcement by the U.S. federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. In certain jurisdictions outside of the United States where we currently market our products certain of our products, we are already subject to such regulation and enforcement. Such laws include, without limitation, state and federal anti-kickback, false claims, privacy and security and physician sunshine laws and regulations. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could adversely affect our ability to operate our business and our financial results.
A recall of our drug or medical device products, or the discovery of serious safety issues with our drug or medical device products, could have a significant negative impact on us.
The FDA and other relevant regulatory agencies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture or in the event that a product poses an unacceptable risk to health. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues. Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation, financial condition and operating results, which could impair our ability to produce our products in a cost-effective and timely manner.
Further, under the FDA’s medical device reporting, or MDR, regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Repeated product malfunctions may result in a voluntary or involuntary product recall, which could divert managerial and financial resources, impair our ability to manufacture our products in a cost-effective and timely manner and have an adverse effect on our reputation, financial condition and operating results. Similar reporting requirements exist in Europe and other jurisdictions.
Any adverse event involving our products could result in future voluntary corrective actions, such as recalls or customer notifications, or regulatory agency action, which could include inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.
Our medical device products, such as CollaGUARD, are subject to extensive governmental regulation, and failure to comply with applicable requirements could cause our business to suffer.
The medical device industry is regulated extensively by governmental authorities, principally the FDA and corresponding state and foreign governmental agencies. The regulations are very complex and are subject to rapid change and varying interpretations. Regulatory restrictions or changes could limit our ability to carry on or expand our operations or result in higher than anticipated costs or lower than anticipated sales. The FDA and other United States or foreign governmental agencies regulate numerous elements of our business, including:
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  product design and development;

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  pre-clinical and clinical testing and trials;
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  product safety;
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  establishment registration and product listing;
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  labeling and storage;
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  pre-market clearance or approval;
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  advertising and promotion;
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  marketing, manufacturing, sales and distribution;
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  servicing and post-market surveillance; and
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  recalls and field safety corrective actions.
Before we can market or sell a new regulated product or a significant modification to an existing product in the United States, we must obtain either clearance under Section 510(k) of the U.S. Food, Drug and Cosmetic Act, or FDCA, or approval of a PMA application from the FDA, unless an exemption from pre-market approval applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based on extensive clinical data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. Products that are approved through a PMA application generally need FDA approval before they can be modified. Similarly, some modifications made to products cleared through a 510(k) pre-market notification submission may require a new 510(k) submission, including clinical data. Before we can offer our device products to any of the 31 nations within the EU and the European Free Trade Association, we must first satisfy the requirements for CE Mark clearance, a conformity mark that signifies a product has met all criteria of the relevant EU directives, especially in the areas of safety and performance. The process of obtaining regulatory clearances or approvals to market a medical device can be costly and time-consuming, and we may not be able to obtain these clearances or approvals on a timely basis, or at all for our proposed products. We obtained CE Mark clearance for CollaGUARD in October 2011.
The FDA can delay, limit or deny clearance or approval of a device for many reasons, including:
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  our inability to demonstrate that our products are safe and effective for their intended uses;
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  the data from our clinical trials may not be sufficient to support clearance or approval; and
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  the manufacturing process or facilities we use may not meet applicable requirements.
In addition, the FDA and other regulatory authorities may change their respective clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently cleared or approved products on a timely basis.
Any delay in, or failure to receive or maintain, clearance or approval for our products under development could prevent us from generating revenue from these products or achieving profitability. Additionally, the FDA and comparable foreign regulatory authorities have broad enforcement powers. Regulatory enforcement or inquiries, or other increased scrutiny on us, could dissuade some customers from using our products and adversely affect our reputation and the perceived safety and efficacy of our products.
Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as fines, civil penalties, injunctions, warning letters, recalls of products, delays in the introduction of products into the market, refusal of the FDA or other regulators to grant future clearances or approvals, and the suspension or withdrawal of existing approvals by the FDA or other regulators. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition and operating results.
Furthermore, we may evaluate international expansion opportunities in the future for our medical device products. As we expand our operations outside of the United States and Europe, we are, and will become, subject to various additional regulatory and legal requirements under the applicable laws and regulations of the international markets we enter. These additional regulatory requirements may involve significant costs and expenditures and, if we are not able comply any such requirements, our international expansion and business could be significantly harmed.
Modifications to our medical device products, such as CollaGUARD in Europe, may require reclassifications, new CE marking processes or may require us to cease marketing or recall the modified products until new CE marking is obtained.
A modification to our medical devices such as CollaGUARD approved for sale in Europe, which could lead to a reclassification of the medical device, could result in further requirements (including additional clinical trials) to maintain the product’s CE marking. If we fail to comply with such further requirements we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.
We are highly dependent on our key personnel, and if we are not successful in attracting and retaining highly qualified personnel, we may be unable to successfully implement our business strategy.
Our ability to compete in the highly competitive pharmaceuticals industry depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our management, scientific, medical and operations personnel, including Michael Myers, Ph.D., President, Chief Executive Officer and Director, Denise Carter, Executive Vice President, Business Development and Corporate Affairs, James Croke, Executive Vice President, Engineering and Technology Development, Alexandra Dietrich, Ph.D., Managing Director, Syntacoll GmbH, Gordon Dunn, Chief Financial Officer, David Prior, Ph.D., Executive Vice President, Clinical, Regulatory and Scientific Affairs. The loss of the services of any of our executive officers or other key employees and our inability to find suitable replacements could potentially harm our business, prospects, financial condition or results of operations.
Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us on short notice. Although we have employment agreements with our key employees, these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time, with or without notice. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.
Many of the other biotechnology and pharmaceutical companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They may also provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high quality candidates than what we can offer. If we are unable to continue to attract and retain high quality personnel, our ability to advance the development of our product candidates, obtain regulatory approval and commercialize our product candidates will be limited.
Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, to provide accurate information to the FDA,

to comply with manufacturing standards we have established, to comply with federal and state healthcare fraud and abuse laws and regulations, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices in the United States and in jurisdictions outside of the United States where we conduct our business. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. We will adopt a code of business conduct and ethics to be effective upon completion of this offering and will train our employees to abide by it, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.
We will need to grow the size of our organization and we may experience difficulties in managing this growth.
As of March 31, 2014, we had 90 total employees, 77 of whom are full-time. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to need additional managerial, operational, sales, marketing, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:
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  identifying, recruiting, integrating, maintaining and motivating additional employees;
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  managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and
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  improving our operational, financial and management controls, reporting systems and procedures.
Our future financial performance and our ability to commercialize our product candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities. To date, we have used the services of outside vendors to perform tasks including clinical trial management, statistics and analysis and regulatory affairs. Our growth strategy may also entail expanding our group of contractors or consultants to implement these tasks going forward. Because we rely on numerous consultants, effectively outsourcing many key functions of our business, we will need to be able to effectively manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all. If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates that we develop and, accordingly, may not achieve our research, development and commercialization goals.
Certain of our employees and patents are subject to foreign laws.
A majority of our employees work in Germany and are subject to German employment law. Ideas, developments, discoveries and inventions made by such employees and consultants are subject to the provisions of the German Act on Employees’ Inventions (Gesetz über Arbeitnehmererfindungen), which regulates the ownership of, and compensation for, inventions made by employees. We face the risk that disputes can occur between us and our employees or ex-employees pertaining to alleged non-adherence to the provisions of this act that may be costly to defend and take up our management’s time and efforts whether we prevail or fail in such dispute. In addition, under the German Act on Employees’ Inventions, certain employees retained rights to patents they invented or co-invented prior to 2009. Although most of these employees have subsequently assigned their interest in these patents to us, to the extent permitted by law, there is a risk that the compensation we provided to them may be deemed to be insufficient and we may be required under German law to increase the compensation due to such employees for the use of the patents. In those cases where employees have not assigned their interests to us, we may need to pay compensation for the use of those patents. If we are required to pay additional compensation or face other disputes under the German Act on Employees’ Inventions, our results of operations could be adversely affected.
We believe that our success depends, in part, upon our ability to protect our intellectual property throughout the world. However, the laws of some foreign countries, including Germany and Ireland, may not be as comprehensive as those of the United States and may not be sufficient to protect our proprietary rights abroad. In addition, we generally do not pursue patent protection outside the United States and certain other key jurisdictions because of cost and confidentiality concerns. Accordingly, our international competitors could obtain foreign patent protection for, and market overseas, products and technologies for which we are seeking patent protection in the United States.
A variety of risks associated with marketing our product candidates internationally could materially adversely affect our business.
We, or our licensing partners, plan to seek regulatory approval for our product candidates outside of the United States and, accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals, including:
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  differing regulatory requirements in foreign countries;
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  the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;
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  unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;
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  economic weakness, including inflation, or political instability in particular foreign economies and markets;
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  compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
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  foreign taxes, including withholding of payroll taxes;
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  foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;
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  difficulties staffing and managing foreign operations;
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  workforce uncertainty in countries where labor unrest is more common than in the United States;
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  potential liability under the Foreign Corrupt Practices Act of 1977 or comparable foreign regulations;
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  challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

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  production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
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  business interruptions resulting from geo-political actions, including war and terrorism.
These and other risks associated with our, or our licensing partners’ international operations may materially adversely affect our ability to attain or maintain profitable operations.
Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, which could make it difficult for us to sell our product candidates profitably.
Government authorities and third-party payors, such as private health insurers and health maintenance organizations, or, in some jurisdictions such as Germany, statutory health insurances, decide which products they will cover and the amount of reimbursement. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:
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  a covered benefit under its health plan;
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  safe, effective and medically necessary;
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  appropriate for the specific patient;
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  cost-effective; and
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  neither experimental nor investigational.
Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data for the use of our products. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If reimbursement of our future products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.
We are approved to market certain of our products in selected foreign jurisdictions and further intend to seek approval to market our product candidates in both the United States and in selected foreign jurisdictions. If we obtain approval in one or more foreign jurisdictions for our product candidates, we will be subject to rules and regulations in those jurisdictions. In some foreign countries, particularly those in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval for a product candidate. In addition, market acceptance and sales of our product candidates will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for our product candidates and may be affected by existing and future health care reform measures.
In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory changes to the health care system that could impact our ability to sell our products profitably. In particular, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 revised the payment methodology for many products under Medicare in the United States, which has resulted in lower rates of reimbursement. In 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively, the Healthcare Reform Act, was enacted. This expansion in the government’s role in the U.S. healthcare industry may further lower rates of reimbursement for pharmaceutical products.
Other legislative changes have been proposed and adopted in the United States since the Healthcare Reform Act was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers up to 2% per fiscal year. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, or the ATRA, which delayed for another two months the budget cuts mandated by these sequestration provisions of the Budget Control Act of 2011. On March 1, 2013, the President signed an executive order implementing sequestration, and on April 1, 2013, the 2% Medicare payment reductions went into effect. The ATRA also, among other things, reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
In Europe the European Commission has submitted a Proposal for a Regulation of the European Parliament and the Council on medical devices, amending Directive 2001/83/EC, Regulation (EC) No 178/2002 and Regulation (EC) No 1223/2009, to replace, inter alia, Directive 93/42/EEC and to amend regulations regarding medical devices in the European Union, which could result in changes in the regulatory requirements for medical devices in Europe.
There have been, and likely will continue to be, legislative and regulatory proposals at the federal and state levels directed at broadening the availability of healthcare and containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future. The continuing efforts of governments, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare and/or impose price controls may adversely affect:
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  the demand for our product candidates, if we obtain regulatory approvals;
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  our ability to set a price that we believe is fair for our products;
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  our ability to generate revenues and achieve or maintain profitability; and
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  the level of taxes that we are required to pay.
Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors, which may adversely affect our future profitability.
Our business and operations would suffer in the event of system failures.
Despite the implementation of security measures, our internal computer systems and those of our current and future clinical research organizations, or CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such material system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development and commercialization of our product candidates could be delayed.
If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.
We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if our product candidates allegedly cause injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranties. Claims could also be asserted under state consumer protection acts. In Europe and Germany medical products and medical devices may under certain circumstances be subject to no-fault liability (verschuldensunabhängige Haftung). If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
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  costs to defend litigation and other proceedings;
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  a diversion of management’s time and our resources;
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  decreased demand for our product candidates;
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  injury to our reputation;
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  withdrawal of clinical trial participants;
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  initiation of investigations by regulators;
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  product recalls, withdrawals or labeling, marketing or promotional restrictions;
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  loss of revenue;
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  substantial monetary awards to trial participants or patients;
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  exhaustion of any available insurance and our capital resources;
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  the inability to commercialize our product candidates; and
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  a decline in our share price.
Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of products we develop. We currently do not carry product liability insurance covering our clinical trials. If we determine that it is necessary to procure product liability coverage due to the commercial launch of our lead product candidates after approval, we may be unable to obtain such coverage on acceptable terms, or at all. Until we obtain product liability insurance, we will have to pay any amounts awarded by a court or negotiated in a settlement, and we may not have, or be able to obtain, sufficient capital to pay such amounts.
Our business could be adversely affected by animal rights activists.
Our business activities have involved animal testing, including preclinical testing for XaraColl, Cogenzia and CollaGUARD. Animal testing has been the subject of controversy and adverse publicity. Some organizations and individuals have attempted to stop animal testing by pressing for legislation and regulation in these areas. To the extent that the activities of such groups are successful, our business could be adversely affected.
Our international operations pose currency risks, which may adversely affect our operating results and net income.
Our operating results may be affected by volatility in currency exchange rates and our ability to effectively manage our currency transaction risks. In general, we conduct our business, earn revenues and incur costs in the local currency of the countries in which we operate. In 2013, 100% of our revenues were generated and approximately 80% of our costs were incurred in euros. Although currency exchange rate fluctuations have not had an impact on our operations to date, as we realize upon our strategy to expand internationally, our exposure to currency risks will increase. We do not manage our foreign currency exposure in a manner that would eliminate the effects of changes in foreign exchange rates. Therefore, changes in exchange rates between these foreign currencies and the euro will affect our revenues, cost of goods sold, and operating margins, and could result in exchange losses in any given reporting period.

We incur currency transaction risks whenever we enter into either a purchase or a sale transaction using a different currency from the currency in which we report revenues. In such cases we may suffer an exchange loss because we do not currently engage in currency swaps or other currency hedging strategies to address this risk.
Given the volatility of exchange rates, we can give no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have an adverse effect on our results of operations.
Failure to comply with the U.S. Foreign Corrupt Practices Act or other applicable anti-corruption legislation could result in fines, criminal penalties and an adverse effect on our business.
We operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws. We are subject, however, to the risk that our officers, directors, employees, agents and collaborators may take action determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 and the European Union Anti-Corruption Act, as well as trade sanctions administered by the Office of Foreign Assets Control and the U.S. Department of Commerce. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our results of operations. In addition, actual or alleged violations could damage our reputation and ability to do business.
Global economic, political and social conditions have adversely impacted our sales and may continue to do so.
The uncertain direction and relative strength of the global economy, difficulties in the financial services sector and credit markets, continuing geopolitical uncertainties and other macroeconomic factors all affect spending behavior of potential end-users of our products. The prospects for economic growth in Europe, the United States and other countries remain uncertain and may cause end-users to further delay or reduce technology purchases. In particular, a substantial portion of our sales are made to customers in countries in Europe, which is experiencing a significant economic crisis. If global economic conditions remain volatile for a prolonged period or if European economies experience further disruptions, our results of operations could be adversely affected. The global financial crisis affecting the banking system and financial markets has resulted in a tightening of credit markets, lower levels of liquidity in many financial markets and extreme volatility in fixed income, credit, currency and equity markets. These conditions may make it more difficult for our end-users to obtain financing.
Risks Related to Our Dependence on Third Parties
We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates and our business could be substantially harmed.
We anticipate that we will engage third-party CROs in connection with our planned Phase 3 clinical trials for our product candidates. We will rely heavily on these parties for execution of our clinical trials, and we will control only certain aspects of their activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with applicable protocol, legal, regulatory and scientific standards, and our reliance on our CROs does not relieve us of our regulatory responsibilities. We and our CROs will be required to comply with current Good Clinical Practices, or cGCP requirements, which are a collection of regulations enforced by the FDA or comparable foreign regulatory authorities for product candidates in clinical development in order to protect the health, safety and welfare of patients and assume the integrity of clinical data. cGCP are also intended to protect the health, safety and welfare of study subjects through requirements such as informed consent. Regulatory authorities enforce these

cGCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these CROs fail to comply with applicable cGCP regulations, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection, such regulatory authorities will determine that any of our clinical trials comply with the cGCP regulations. In addition, our clinical trials must be conducted with product produced under current Good Manufacturing Practice, or cGMP, regulations and will require a large number of test subjects. Our failure or any failure by our CROs to comply with these regulations or to recruit a sufficient number of patients may require us to repeat clinical trials, which would delay the regulatory approval process. Moreover, we may be implicated if any of our CROs violates federal or state fraud and abuse or false claims laws and regulations, or healthcare privacy and security laws.
The CROs will not be employed directly by us and, except for remedies available to us under our agreements with such CROs, we cannot control whether they devote sufficient time and resources to our ongoing preclinical, clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical studies or other product development activities, which could affect their performance on our behalf. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval for or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed.
Switching or adding CROs involves substantial cost and requires extensive management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result, delays may occur, which can materially impact our ability to meet our desired clinical development timelines. Although we plan to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, prospects, financial condition and results of operations.
We rely on third parties for the supply of specified raw materials and equipment.
We rely on third parties for the timely supply of specified raw materials and equipment for the manufacture of our collagen-based products. Although we actively manage these third-party relationships to provide continuity and quality, some events which are beyond our control could result in the complete or partial failure of these goods and services. Any such failure could have a material adverse effect on our financial condition and operations.
If we are unable to establish effective marketing and sales capabilities or enter into agreements with third parties to market and sell Cogenzia, we may be unable to generate revenues from this product candidate.
In order to commercialize Cogenzia, we must build our marketing, sales and distribution capabilities. The establishment, development and training of our sales force and related compliance plans to market Cogenzia is expensive and time consuming and can potentially delay the commercial launch of Cogenzia. In the event we are not successful in developing our marketing and sales infrastructure, we may not be able to successfully commercialize Cogenzia, which would limit our ability to generate product revenues.
We currently license the commercialization rights for some of our marketed products outside of the United States, which exposes us to additional risks of conducting business in international markets.
The non-U.S. markets are an important component of existing commercialization strategy for our existing marketed products as well as part of our growth strategy for Cogenzia and CollaGUARD. We have entered into commercial supply agreements for our three main commercialized products pursuant to which we exclusively supply and our partners exclusively purchase the products from us in their respective territories outside of the United States or worldwide, as described in greater detail under “Business—Commercial Partners and Agreements”. For CollaGUARD, we have entered into supply agreements with 18 partners covering 58 countries, the most significant of which are with Takeda Pharmaceutical Company Limited, or Takeda, for over 20 countries including Canada, Mexico and countries in the Commonwealth of Independent States, or CIS, where distribution of the product in some cases is subject to obtaining local marking approvals, and Pioneer Pharma Co. Ltd., or Pioneer, for nine Asian countries, including China and its territories. For CollatampG, we have entered into an exclusive supply agreement with Jazz Pharmaceuticals for all territories outside of the United States and for Septocoll, we have entered into an agreement with Biomet Orthopedics for their global supply of the product. Our agreements require us to timely supply product that meet the agreed quality standards and require our customers to purchase product from us, in some cases in specified minimum quantities. If we fail to maintain these agreements and agreements with other partners or to enter into new distribution arrangements with selling parties, or if these parties are not successful, our revenue-generating growth potential will be adversely affected. Moreover, international business relationships subject us to additional risks that may materially adversely affect our ability to attain or sustain profitable operations, including:
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  efforts to enter into distribution or licensing arrangements with third parties in connection with our international sales, marketing and distribution efforts may increase our expenses or divert our management’s attention from the development of product candidates;
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  changes in a specific country’s or region’s political and cultural climate or economic condition;
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  differing requirements for regulatory approvals and marketing internationally;
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  difficulty of effective enforcement of contractual provisions in local jurisdictions;
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  potentially reduced protection for intellectual property rights;
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  potential third-party patent rights in countries outside of the United States;
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  unexpected changes in tariffs, trade barriers and regulatory requirements;
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  economic weakness, including inflation, or political instability, particularly in non-U.S. economies and markets, including several countries in Europe;
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  compliance with tax, employment, immigration and labor laws for employees traveling abroad;
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  the effects of applicable foreign tax structures and potentially adverse tax consequences;
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  foreign currency fluctuations, which could result in increased operating expenses and reduced revenue and other obligations incidental to doing business in another country;
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  workforce uncertainty in countries where labor unrest is more common than in the United States;
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  the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market (with low or lower prices) rather than buying them locally;
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  failure of our employees and contracted third parties to comply with Office of Foreign Asset Control rules and regulations and the Foreign Corrupt Practices Act;
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  production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
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  business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.
These and other risks may materially adversely affect our ability to attain or sustain revenue from international markets.

We may form or seek strategic alliances in the future and we may not realize the benefits of such alliances.
We may form or seek strategic alliances, create joint ventures or collaborations or enter into licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future products that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near- and long-term expenditures, issue securities that dilute our existing shareholders or disrupt our management and business. In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process is time-consuming and complex. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy. If we license products or businesses, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture and vice versa. We cannot be certain that, following a strategic transaction or license, we will achieve the revenues or specific net income that justifies such transaction. Any delays in entering into new strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.
Risks Related to Our Intellectual Property
If our efforts to protect the proprietary nature of the intellectual property related to our technologies are not adequate, we may not be able to compete effectively in our market.
We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies. Any disclosure to or misappropriation by third parties of our confidential proprietary information could enable competitors to quickly duplicate or surpass our technological achievements, thus eroding our competitive position in our market.
In addition, the patent applications that we own or that we may license may fail to result in issued patents in the United States or in other foreign countries. Even if the patents do successfully issue, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates. Furthermore, for applications in which all claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third-party or instituted by the United States Patent and Trademark Office, or U.S. PTO, to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. For applications containing a claim not entitled to priority before March 16, 2013, there is greater level of uncertainty in the patent law with the passage of the America Invents Act (2012) which brings into effect significant changes to the U.S. patent laws that are yet untried and untested, and which introduces new procedures for challenging pending patent applications and issued patents. A primary change under this reform is creating a “first to file” system in the U.S. This will require us to be cognizant going forward of the time from invention to filing of a patent application.
In addition to the protection afforded by patents, we seek to rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our product discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we require all of our employees to assign their inventions to us to the extent permitted by law, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent unauthorized material disclosure of our intellectual property to third parties, we will not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, operating results and financial condition.
Third-party claims of intellectual property infringement may prevent or delay our product discovery and development efforts.
Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference and reexamination proceedings before the U.S. PTO or oppositions and other comparable proceedings in foreign jurisdictions. Recently, under U.S. patent reform, new procedures including inter partes review and post grant review have been implemented. As stated above, this reform is untried and untested and will bring uncertainty to the possibility of challenge to our patents in the future. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others.
Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business.
Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.
We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful.
Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated, held unenforceable, or interpreted narrowly and could put our patent applications at risk of not issuing. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure.
Interference proceedings provoked by third parties or brought by the U.S. PTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our trade secrets or confidential information, particularly in countries where the laws may not protect those rights as fully as in the United States.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ADSs.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees on any issued patent are due to be paid to the U.S. PTO and foreign patent agencies in several stages over the lifetime of the patent. The U.S. PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. In such an event, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.
We have received confidential and proprietary information from third parties. In addition, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of these third parties or our employees’ former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial cost and be a distraction to our management and employees.
We may not be able to protect our intellectual property rights throughout the world.
Filing, prosecuting and defending patents on all of our product candidates throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.
Our trade secrets are difficult to protect.
Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property.
Our success depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our partners, licensors and contractors. Because we operate in a highly competitive technical field of drug development, we rely in part on trade secrets to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality agreements with our corporate partners, employees, consultants, sponsored researchers and other advisors. These agreements generally require that the receiving party keep confidential and not disclose to third parties all confidential information developed by the receiving party or made known to the receiving party by us during the course of the receiving party’s relationship with us. Our agreements also provide that any inventions made based solely upon our technology are our exclusive property, and we enter into assignment agreements that are recorded in patent, trademark and copyright offices around the world to perfect our rights.
These confidentiality and assignment agreements may be breached and may not effectively assign intellectual property rights to us. Our trade secrets also could be independently discovered by competitors, in which case we would not be able to prevent use of such trade secrets by our competitors. The enforcement of a claim alleging that a party illegally obtained and was using our trade secrets could be difficult, expensive and time consuming and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain meaningful trade secret protection could adversely affect our competitive position.

Risks Related to this Offering and Ownership of our ADSs
There is no established trading market for our ADSs or our ordinary shares.
This offering constitutes our initial public offering of ADSs, and no public market for the ADSs or our ordinary shares currently exists. We intend to apply to list the ADSs on The NASDAQ Global Market subject to completion of customary procedures in the United States. Any delay in the commencement of trading of the ADSs on the NASDAQ Global Market would impair the liquidity of the market for the ADSs and make it more difficult for holders to sell the ADSs. We do not intend to list our ordinary shares on a trading market and, therefore, do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.
Even if the ADSs are listed on the NASDAQ Global Market, there can be no assurance that an active trading market for the ADSs will develop or be sustained after this offering is completed. The initial offering price has been determined by negotiations among the lead underwriters and us. Among the factors considered in determining the initial offering price were our future prospects and the prospects of our industry in general, our revenue, net income and certain other financial and operating information in recent periods, and the financial ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. However, there can be no assurance that following this offering the ADSs will trade at a price equal to or greater than the offering price.
In addition, the stock market generally has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of listed companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. The market price and liquidity of the market for our ADSs that will prevail in the market after this offering may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control.
The price of our ADSs may be volatile, and you could lose all or part of your investment.
The trading price of our ADSs following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:
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  adverse results or delays in clinical trials;
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  actual or anticipated variations in our operating results and our financial position;
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  our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public and the publication of research reports about us or our industry;
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  adverse regulatory decisions or changes in laws or regulations;
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  introduction of new products or services offered by us or our competitors;
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  our inability to obtain adequate product supply;
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  our inability to establish collaborations, if needed;
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  our failure to commercialize our product candidates;
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  departures of key scientific or management personnel;
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  our ability to successfully manage our growth and enter new markets;
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  disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
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  significant lawsuits, including patent or shareholder litigation; and

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  other events or factors, many of which are beyond our control.
In addition, the stock market in general, and the NASDAQ Global Market and pharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. If the market price of our ADSs after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company’s securities. This type of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which would harm our business, operating results or financial condition.
As a new investor, you will experience substantial dilution as a result of this offering.
The public offering price per ADS will be substantially higher than the net tangible book value per ADS prior to this offering. Consequently, if you purchase ADSs in this offering at an assumed public offering price of $          , the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate dilution of $          per ADS. For further information regarding the dilution resulting from this offering, please see the section entitled “Dilution” in this prospectus. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their ordinary shares. In addition, if the underwriters exercise the overallotment option, you will experience additional dilution.
Our principal shareholders and management own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.
Prior to this offering, our executive officers, directors, board members, 5% shareholders and their affiliates owned approximately 98% of our voting shares as of December 31, 2013, and, upon the closing of this offering, that same group will hold approximately       % of our outstanding voting shares (assuming no exercise of the underwriters’ over-allotment option) in each case assuming an initial public offering price of $          per share (the midpoint of the price range set forth on the cover page of this prospectus). Therefore, even after this offering, these shareholders will have the ability to influence us through this ownership position. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our shares that you may feel are in your best interest as one of our shareholders.
We are an emerging growth company, and we cannot be certain that the reduced reporting requirements applicable to emerging growth companies will make our ADSs less attractive to investors.
We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the year in which we complete this offering, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 or, if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately. We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our share price may be more volatile.
Under the JOBS Act, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to U.S. GAAP while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment. We expect to use the net proceeds from this offering to fund the clinical development of our product candidates and to fund working capital and for general corporate purposes. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause our share price to decline.
We have no present intention to pay dividends on our ordinary shares in the foreseeable future and, consequently, your only opportunity to achieve a return on your investment during that time is if the price of our ADSs appreciates.
We have no present intention to pay dividends on our ordinary shares in the foreseeable future. Any recommendation by our supervisory and management boards to pay dividends will depend on many factors, including our financial condition, results of operations, legal requirements and other factors. Accordingly, if the price of our ADSs declines in the foreseeable future, you will incur a loss on your investment, without the likelihood that this loss will be offset in part or at all by potential future cash dividends.
Raising additional capital may cause additional dilution of the percentage ownership of our shareholders, restrict our operations, require us to relinquish rights to our technologies, products or product candidates and could cause our share price to fall.
We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. To raise capital, we may sell ordinary shares, ADSs, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares, ADSs, convertible securities or other equity securities, investors may be materially diluted by subsequent sales. Such sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences and privileges senior to the holders of our ordinary shares or ADSs, including ADSs sold in this offering. The incurrence of indebtedness could result in increased fixed payment obligations and could involve certain restrictive covenants, such as limitations on our ability to incur additional debt and other operating restrictions that could adversely impact our ability to conduct our business. If we raise additional funds through strategic partnerships and alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, products or product candidates, or grant licenses on terms unfavorable to us.
Pursuant to our 2014 Equity Incentive Plan, which will become effective on the business day prior to the public trading date of our ADSs, our management is authorized to grant share options to our employees, directors and consultants. We have created an authorized capital to hold           of our ordinary shares available for issuance under the plan which can be issued without additional shareholder approval or subscriptions rights, beneficiaries under the plan exercise their options for our ordinary shares, you may experience additional dilution, which could cause our share price to fall.
Substantial future sales of our ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the price of the ADSs to decline.
Additional sales of our ordinary shares or ADSs in the public market after this offering, or the perception that these sales could occur, could cause the market price of the ADSs to decline. Upon completion of this offering, we will have          ordinary shares outstanding represented by ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act. The ordinary shares and ADSs held by the members of our supervisory board and management board will be available for sale upon the expiration of a lock-up period, which will expire 180 days after the date of this prospectus. Any or all of these ordinary shares or ADSs may be released prior to expiration of the lock-up period with the prior written consent of Piper Jaffray & Co. and Stifel Nicolaus & Company, Incorporated. To the extent ordinary shares or ADSs are released before the expiration of the lock-up period and these ordinary shares or ADSs are sold into the market, the market price of the ADSs could decline.
Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.
As widely reported, global credit and financial markets have experienced extreme disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, or do not improve, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and share price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.
At December 31, 2013, we had approximately €2.7 million of cash, cash equivalents and short-term investments. While we are not aware of any downgrades, material losses, or other significant deterioration in the fair value of our cash equivalents since December 31, 2013, no assurance can be given that further deterioration of the global credit and financial markets would not negatively impact our current portfolio of cash equivalents or marketable securities or our ability to meet our financing objectives. Furthermore, our share price may decline due in part to the volatility of the stock market and the general economic downturn.

We could be subject to securities class action litigation.
In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because pharmaceutical companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our share price and trading volume could decline.
The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of our company, the trading price for our shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who covers us downgrades our shares or publishes inaccurate or unfavorable research about our business, our share price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our shares could decrease, which might cause our share price and trading volume to decline.
As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than U.S. companies. This may limit the information available to holders of ADSs.
We are a “foreign private issuer,” as defined in the SEC rules and regulations, and, consequently, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, members of our supervisory board and management board and our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.
As a foreign private issuer, we will file an annual report on Form 20-F within four months of the close of each year ended December 31 and furnish reports on Form 6-K relating to certain material events promptly after we publicly announce these events. However, although we intend to issue quarterly financial information, because of the above exemptions for foreign private issuers, we are not required to do so, and, therefore, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.
As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ Global Market corporate governance requirements.
As a foreign private issuer, we have the option to follow certain German corporate governance practices rather than those of the NASDAQ Global Market, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the home country practices we follow instead. We intend to rely on this “foreign private issuer exemption” with respect to the NASDAQ Global Market requirements to have a majority of independent directors on our board of directors, shareholder approval requirements in respect of equity issuances and equity-based compensation plans, the requirement to have independent oversight on our director nominations process and the quorum requirement for meetings of our shareholders. In addition, we intend to rely on the “foreign private issuer exemption” in the future with respect to the NASDAQ Global Market requirement, once effective, to have a formal charter for the compensation committee. We may in the future elect to follow home country practices in Germany with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all the NASDAQ Global Market corporate governance requirements. See “Management—Differences between Our Corporate Governance Practices and the Rules of the NASDAQ Global Market.”
We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.
We are a foreign private issuer and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than fifty-percent (50%) of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ Global Market rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board of Directors.
Your rights as a shareholder in a German corporation may differ from your rights as a shareholder in a U.S. corporation.
We are organized as a stock corporation (Aktiengesellschaft) under the laws of Germany, and by participating in this offering you will become a holder of ADSs in a German stock corporation. You should be aware that the rights of shareholders under German law differ in important respects from those of shareholders in a U.S. corporation. These differences include, in particular:
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  Under German law, certain important resolutions, including, for example, capital decreases, measures under the German Transformation Act (Umwandlungsgesetz), such as mergers, conversions and spin-offs, the issuance of convertible bonds or bonds with warrants attached and the dissolution of the German stock corporation apart from insolvency and certain other proceedings, require the vote of a 75% majority of the capital present or represented at the relevant shareholders’ meeting. Therefore, the holder or holders of a blocking minority of 25% or, depending on the attendance level at the shareholders’ meeting, the holder or holders of a smaller percentage of the shares in a German stock corporation may be able to block any such votes, possibly to our detriment or the detriment of our other shareholders.
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  As a general rule under German law, a shareholder has no direct recourse against the members of the management board or supervisory board of a German stock corporation in the event that it is alleged that they have breached their duty of loyalty or duty of care to the German stock corporation. Apart from insolvency or other special circumstances, only the German stock corporation itself has the right to claim damages from members of either board. A German stock corporation may waive or settle these damages claims only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, 10% or more of the German stock corporation’s share capital does not have its opposition formally noted in the minutes maintained by a German civil law notary.
For more information, we have provided summaries of relevant German corporation law and of our articles of association under “Management” and “Description of Share Capital.”
We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.
In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder (as defined in “Taxation—United States Taxation of ADSs and Ordinary Shares”) of our ADSs, the U.S. Holder may be subject to increased U.S. federal income tax liability upon a sale or other disposition of our ADSs or the receipt of certain excess distributions from us and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of the income of us and our subsidiaries in 2013, we believe that we should not be treated as a PFIC in 2013. However, because of the complexity of the PFIC rules and because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance with respect to our PFIC status for such taxable year. There also can be no assurance with respect to our status as a PFIC for any subsequent taxable year. We urge U.S. holders to consult their own tax advisors regarding the possible application of the PFIC rules. See “Taxation—United States Taxation of ADSs and Ordinary Shares—Additional United States Federal Income Tax Consequences—PFIC Rules.”
We could be treated as a U.S. corporation for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to investors and the Company.
For U.S. federal income tax purposes, a corporation generally is considered a U.S. corporation if it is created or organized in the United States or under the law of the United States or of any state thereof or the District of Columbia. Entities treated as U.S. corporations are generally subject to U.S. federal income tax on their worldwide income, and U.S. reporting and withholding tax rules may apply to dividends that they pay. Because we were formed and organized under the law of Germany, we would ordinarily not be treated for U.S. federal income tax purposes as a U.S. corporation. Section 7874 of the Code, however, contains special rules that could result in a non-U.S. corporation being taxed as a U.S. corporation for U.S. federal income tax purposes where the corporation, directly or indirectly, re-domiciles from the U.S. to another country. Under Section 7874 of the Code, as a result of our re-domiciling from the U.S. to Germany, we would be treated as a U.S. corporation for U.S. federal income tax purposes unless our “expanded affiliated group” is treated as having “substantial business activities” in Germany. While we believe that we satisfied this “substantial business activities” test (and thus, should not be treated as a U.S. corporation for U.S. federal income tax purposes), due to the complexity of certain aspects of the law and the very fact-specific nature of the inquiry, there is no assurance that the IRS will not challenge our determination. In addition, there have been proposals to expand the scope of U.S. corporate tax residence and there could be prospective or retroactive changes to Section 7874 of the Code that would result in us being treated as a U.S. corporation. If it were determined that we should be treated as a U.S. corporation for U.S. federal tax purposes, we could be liable for substantial U.S. federal taxes. In addition, our investors could be subject to U.S. withholding tax on the receipt of dividends from us.

If German tax authorities successfully challenge our migration to Ireland or take the view that we have built-up hidden reserves in our assets in the period between the liquidation of lnnocoll Holdings, Inc. and the migration to Ireland, we may face material payments of German Corporate Income Tax (plus Solidarity Surcharge thereon) and German Trade Tax, which would negatively impact our profitability and our cash flow.
From our predecessor Innocoll GmbH’s inception in August 2013 until December 2013, our registered seat and our principal place of management and control were in Germany. As a result, we were subject to unlimited tax liability in Germany and our worldwide income was generally subject to German corporate income tax (plus solidarity surcharge thereon) and German trade tax. Effective January 1, 2014, we moved our principal place of management and control to Ireland. Due to the fact that Innocoll AG still maintains a registered seat in Germany, Innocoll AG is in principle still subject to German unlimited tax liability and therefore its worldwide income is theoretically still subject to German taxation. The group’s intellectual property is owned and controlled by Innocoll AG’s Irish incorporated and tax resident subsidiaries so if Innocoll AG were deemed to be subject to German taxation, a tax exposure relating to the group’s underlying trading activities would arise to the extent that the Irish subsidiaries might be deemed to be subject to the German controlled foreign corporation rules. However, we believe that under the Agreement between Ireland and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital, dated March 30, 2011, Germany does not have a right to tax Innocoll AG’s income because it no longer maintains a permanent establishment or a permanent representative in Germany and only generates income that is attributable to Innocoll AG’s Irish permanent establishment and this income does not stem from German sources. If German tax authorities take the view that Innocoll AG still maintains a permanent establishment or a permanent representative in Germany or that for any period after January 2014 its (or its predecessor’s) principal place of management and control was still in Germany, Innocoll AG’s income, in whole or in part, could still be subject to German taxation and we will have to rely on a mutual agreement procedure under the treaty to avoid double taxation in Germany and Ireland.
Because Innocoll AG no longer maintains a permanent establishment or a permanent representative in Germany, all assets that were formerly attributable to the German permanent establishment are now attributable to the Irish permanent establishment and these assets were deemed to be sold at fair market value for German tax purposes. Any unrealized gains in these assets are therefore subject to German corporate income tax (plus solidarity surcharge thereon) and German trade tax at the time of the migration, together also called “exit tax.” Most of Innocoll AG’s assets, in particular our interests in its subsidiaries, result from the contribution-in-kind of the shares in lnnocoll Holdings, Inc. to lnnocoll GmbH in July 2013. At that time, no unrealized gains for German tax purposes were contained in these assets. As a result, as it relates to these assets, only unrealized gains that were accrued between the liquidation of lnnocoll Holdings, Inc. in July 2013 and the migration to Ireland would be subject to German exit tax. However, even if we had unrealized gains, 95% of the unrealized gains contained in the shares in Innocoll AG’s corporate subsidiaries are generally tax-exempt in Germany, unless Innocoll AG or its predecessor are deemed to be a financial company (Finanzunternehmen) and, at the time of the liquidation of lnnocoll Holdings, Inc., intended to realize a short-term trading gain with the sale of its subsidiaries’ shares, including the deemed sale of the shares due to its migration to Ireland. Whereas Innocoll AG or its predecessor did not intend to realize such a short-term trading gain, German tax authorities may assume such intention because less than one year passed between the liquidation of lnnocoll Holdings, Inc. in July 2013 and the migration to Ireland in January 2014 and as a result, we would be unable to invoke the 95% exemption on any unrealized gains contained in the shares in Innocoll AG’s subsidiaries, which would negatively impact our profitability and our cash flow.
Exchange rate fluctuations may reduce the amount of U.S. dollars you receive in respect of any dividends or other distributions we may pay in the future in connection with your ADSs.
Under German law, the determination of whether we have been sufficiently profitable to pay dividends is made on the basis of our unconsolidated annual financial statements prepared under the German Commercial Code (Handelsgesetzbuch) in accordance with accounting principles generally accepted in

Germany. Exchange rate fluctuations may affect the amount in U.S. dollars that our shareholders receive upon the payment of cash dividends or other distributions we declare and pay in euro, if any. Such fluctuations could adversely affect the value of our ADSs and, in turn, the U.S. dollar proceeds that holders receive from the sale of our ADSs.
You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to vote.
Except as described in this prospectus and the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares evidenced by the ADSs on an individual basis. Under the terms of the deposit agreement, holders of the ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the ordinary shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.
You may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.
Under the terms of the deposit agreement, the depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.
You may be subject to limitations on the transfer of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems doing so expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish.
U.S. investors may have difficulty enforcing civil liabilities against our company or members of our supervisory and management boards and the experts named in this prospectus.
The members of our supervisory and management boards and certain of the experts named in this prospectus are non-residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible, or may be very difficult, to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Germany. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Germany will depend on the particular facts of the case as well as the laws and treaties in effect at the time. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our supervisory and management boards and certain of the experts named in this prospectus. The United States and Germany do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters, though recognition and enforcement of foreign judgments in Germany is possible in accordance with applicable German laws.
We will incur significant increased costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management will be required to devote substantial time to new compliance initiatives.
As a company whose ADSs will be publicly traded in the United States, we will incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NASDAQ Global Market have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls. These costs will increase at the time when we are no longer an emerging growth company eligible to rely on exemptions under the JOBS Act from certain disclosure and governance requirements. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We estimate that our annual compliance expenses following the completion of this offering will be approximately €1.0 million in each of the next two fiscal years. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our supervisory board or its committees or on our management board. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.
If we fail to maintain an effective system of internal control over financial reporting in the future, we may not be able to accurately report our financial condition, results of operations or cash flows, which may adversely affect investor confidence in us.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, in the future, we will be required, under Section 404 of the Sarbanes-Oxley Act, to perform system and process evaluations and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. This assessment will need to include disclosure of any material weaknesses in our internal control over financial reporting identified by our management or our independent registered public accounting firm. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting that results in more than a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Section 404 of the Sarbanes-Oxley Act also generally requires an attestation from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. However, for as long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the independent registered public accounting firm attestation requirement. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.
Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. We currently do not have an internal audit group, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of the ordinary shares or ADSs could decline, and we could be subject to sanctions or investigations by the NASDAQ Global Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
In order to satisfy our obligations as a public company, we may need to hire qualified accounting and financial personnel with appropriate public company experience.
As a newly public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We may need to hire additional accounting and financial personnel with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and retain such personnel. Even if we are able to hire appropriate personnel, our existing operating expenses and operations will be impacted by the direct costs of their employment and the indirect consequences related to the diversion of management resources from research and development efforts.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, regulatory process, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.
The forward-looking statements in this prospectus include, among other things, statements about:
•
  our plans to develop and manufacture XaraColl, Cogenzia and our other product candidates;
•
  the timing of, and our ability to obtain, regulatory approval of XaraColl, Cogenzia and our other product candidates;
•
  the timing of our anticipated launches of XaraColl, Cogenzia and our other product candidates;
•
  the rate and degree of market acceptance of XaraColl, Cogenzia and our other product candidates;
•
  the size and growth of the potential markets for XaraColl, Cogenzia and our other product candidates and our ability to serve those markets;
•
  our manufacturing and marketing capabilities;
•
  regulatory developments in the United States and foreign countries;
•
  our ability to obtain and maintain the scope, duration and protection of our intellectual property rights;
•
  the accuracy of our estimates regarding expenses and capital requirements; and
•
  the loss of key scientific or management personnel.
We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make.
You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

EXCHANGE RATES
Our business to date has been conducted primarily in the European Union, and we prepare our consolidated financial statements in euros. All references in this prospectus to “U.S. dollars” or “$” are to the legal currency of the United States and all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended. Solely for the convenience of the reader, unless otherwise indicated, all amounts in U.S. dollars have been converted from euros to U.S. dollars at an exchange rate of $1.3788 per euro, the official exchange rate quoted as of March 31, 2014 by the European Central Bank. Such U.S. dollar amounts are not necessarily indicative of the amounts of U.S. dollars that could actually have been purchased upon exchange of euros at the dates indicated. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the U.S. dollar amounts received by owners of our ADSs on conversion of dividends, if any, paid in euros on the ordinary shares and will affect the U.S. dollar price of our ADSs on the NASDAQ Global Market. The following table presents information on the exchange rates between the U.S. dollar and the euro for the periods indicated. The rates set forth below are provided solely for your convenience and may differ from the actual rates used in the preparation of the financial statements included in this prospectus and other financial data appearing in this prospectus.

Year Ended December 31,	High	Low	Average	Year end
2009	$1.5120	$1.2555	$1.3948	$1.4406
2010	$1.4563	$1.1942	$1.3257	$1.3362
2011	$1.4882	$1.2889	$1.3920	$1.2939
2012	$1.3454	$1.2089	$1.2848	$1.3194
2013	$1.3814	$1.2768	$1.3281	$1.3791

Month Ended	High	Low	Average	Month end
November 2013	$1.3611	$1.3365	$1.3493	$1.3611
December 2013	$1.3814	$1.3536	$1.3704	$1.3791
January 2014	$1.3687	$1.3516	$1.3610	$1.3516
February 2014	$1.3813	$1.3495	$1.3658	$1.3813
March 2014	$1.3942	$1.3732	$1.3823	$1.3788
April 2014	$1.3872	$1.3700	$1.3813	$1.3850

On May 9, 2014, the exchange rate was $1.3781 per euro.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $          million, assuming an initial offering price of $          per ADS, the midpoint of the price range set forth on the cover page of this prospectus.
A $1.00 increase (decrease) in the assumed initial public offering price of $          per ADS would increase (decrease) the net proceeds from this offering to us by $          million, assuming no change to the number of ADSs offered as set forth on the cover page of this prospectus. An increase (decrease) of 500,000 in the number of ADSs offered by us would increase (decrease) the net proceeds to us by $          million, assuming the initial public offering price remains the same.
We intend to use the net proceeds of this offering, together with our existing cash and cash equivalents for the following purposes:
•
  approximately $   million for the development of XaraColl;
•
  approximately $   million for the development of Cogenzia;
•
  approximately $   million for the development of CollaGUARAD;
•
  approximately $   million for expanding our manufacturing infrastructure; and
•
  the remainder for general corporate purposes.
The foregoing represents our current intentions with respect to the use and allocation of the net proceeds of this offering based upon our present plans and business conditions, but our management will have significant flexibility and discretion in applying the net proceeds. The occurrence of unforeseen events or changed market and business conditions, including factors described under “Risk Factors” in this prospectus, could result in the application of the net proceeds of this offering in a manner other than as described above. Pending our use of the net proceeds as described above, we may invest the net proceeds in short-term bank deposits or invest them in interest-bearing, investment-grade securities.

DIVIDEND POLICY
We have never declared or paid any cash dividends on our capital shares. We intend to retain future earnings, if any, to finance the operation of our business and do not anticipate paying any cash dividends in the foreseeable future. Any recommendation by our supervisory and management boards to pay dividends, subject to compliance with applicable law and any contractual provisions that restrict or limit our ability to pay dividends, including under agreements for indebtedness that we may incur, will depend on many factors, including our financial condition, results of operations, legal requirements, capital requirements, business prospects and other factors that our supervisory and management boards deem relevant.
All of the shares represented by the ADSs offered by this prospectus will have the same dividend rights as all of our other outstanding shares. Any distribution of dividends proposed by our supervisory and management boards requires the approval of our shareholders at a shareholders’ meeting. See “Description of Share Capital,” which explains in more detail the procedures we must follow and the German law provisions that determine whether we are entitled to declare a dividend.
As we are an Irish tax resident company, Irish dividend withholding tax, or DWT, currently at a rate of 20%, will arise in respect of dividends or other distributions to our shareholders unless an exemption applies. Where DWT does arise, we are responsible for deducting DWT at source and accounting for the relevant amount to the Irish Revenue Commissioners. See “Taxation—Taxation in Ireland—Dividend Withholding Tax.” For information regarding the German withholding tax applicable to dividends and related U.S. refund procedures, see “Taxation—Taxation in Germany.”

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014, as follows:
•
  on an actual basis;
•
  on a pro forma basis to give effect to (a) the conversion of all of our convertible preferred shares into ordinary shares, which will occur prior to the effectiveness of the registration statement to which this prospectus relates (subject to the closing of this offering); and (b) the reorganization of Innocoll GmbH, a German limited liability company, into “Innocoll AG,” a German stock corporation, which will occur prior to the consummation of this offering; and
•
  on a pro forma as adjusted basis to give further effect to our issuance and sale of           ADSs in this offering at an assumed initial public offering price of $          per ADS, the midpoint of the price range listed on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our financial statements and the related notes included in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.

	Actual(1)	Actual	Pro Forma(1)	Pro Forma	Pro Forma As Adjusted(1)(2)	Pro Forma As Adjusted(2)
	(in thousands)		(in thousands / unaudited)		(in thousands / unaudited)
Cash and cash equivalents	$1,273	€923	$	€	$	€
Redeemable preferred shares, €1.00 notional value, 775,879 shares authorized, 762,567 shares issued outstanding (actual); shares authorized, shares issued and outstanding (pro forma and pro forma as adjusted)	$(89,159)	€(64,664)	$	€	$	€
Shareholders’ equity (deficit):
Ordinary shares, €1.00 notional value, 273,075 shares authorized, 38,750 shares issued outstanding (actual); shares authorized, shares issued and outstanding (pro forma and pro forma as adjusted)	54	39
Share premium	9,754	7,074
Capital contribution	997	723
Other reserves	16,016	11,616
Currency translation reserve	(6)	(4)
Accumulated share compensation reserve	732	531
Accumulated deficit	(125,253)	(90,842)
Total equity attributable to equity holders of the company	(97,706)	(70,863)
Total capitalization	$(186,865)	€(135,527)

(1)
  Amounts in this column are not audited and have been converted from euros into U.S. dollars solely for the convenience of the reader at an exchange rate of $1.3788 per euro, the exchange rate on March 31, 2014. See “Exchange Rates.”
(2)
  Each $1.00 increase (decrease) in the assumed initial public offering price of $          per ADS, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, total shareholders’ equity (deficit) and total capitalization by approximately $          million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 500,000 ADSs offered by us at the assumed initial public offering price of $       per ADS, the midpoint of the price range listed on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents, total shareholders’ equity (deficit) and total capitalization by approximately $          million.

The table above:
•
  is based on 801,317 ordinary shares outstanding as of March 31, 2014, after the conversion of all our outstanding preferred shares into ordinary shares;
•
  excludes 205,199 ordinary shares authorized and issuable upon the exercise of options outstanding and exercisable as of March 31, 2014, at a weighted average exercise price of €100 per share;
•
  excludes 2,313 ordinary shares, 18,905 series A preferred shares, 3,178 series B preferred shares, 12,070 series C preferred shares, 1,432 series D preferred shares and 9,942 series D-2 preferred shares awarded under our 2014 Restricted Share Plan that are approved for issuance subject to registration, and are subject to repurchase;
•
  excludes 28,449 ordinary shares authorized to be issued upon the exercise of options at a weighted average exercise price of €100 per share, to be awarded pursuant to our 2014 Equity Incentive Plan;
•
  excludes 3,059 ordinary shares, 24,996 series A preferred shares, 4,202 series B preferred shares, 15,961 series C preferred shares, and 15,039 series D-2 preferred shares authorized to be issued upon the exercise of Phantom Shares awarded in connection with our 2014 Restricted Share Plan, subject to our agreement to issue such shares in lieu of cash;
•
  excludes           ordinary shares available for future issuance under our 2014 Equity Incentive Plan as of             2014; and
•
  assumes no exercise by the underwriters of their over-allotment option to purchase up to           additional ADSs.

DILUTION
If you invest in our ADSs in this offering, your interest will be diluted immediately to the extent of the difference between the initial public offering price per ADS and the pro forma net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ADS is substantially in excess of the net tangible book value per ADS attributable to our existing shareholders for our ordinary shares that will be outstanding immediately prior to the closing of this offering. We calculate net tangible book value per ordinary share by dividing the net tangible book value (total assets less intangible assets and total liabilities) by the number of outstanding ordinary shares. For purposes of illustration, the following discussion assumes that all of our outstanding shares both before and after this offering are in the form of ADSs, each representing one ordinary share. Dilution is determined by subtracting net tangible book value per ADS from the assumed initial public offering price of $    per ADS, the midpoint of the price range listed on the cover page of this prospectus.
As of March 31, 2014, we had a historical net tangible book value of $(125.3) million, or $(3,232) per ordinary share. Our historical net tangible book value per ADS represents total tangible assets less total liabilities and redeemable preferred shares, divided by the number of ordinary shares outstanding at March 31, 2014.
On a pro forma basis, after giving effect to (a) the conversion of all of our convertible preferred shares into ordinary shares, which will occur prior to the effectiveness of the registration statement to which this prospectus relates (subject to the closing of this offering); and (b) the reorganization of Innocoll GmbH, a German limited liability company, into “Innocoll AG,” a German stock corporation, which will occur prior to the consummation of this offering, our pro forma net tangible book value (deficit) as of March 31, 2014 would have been approximately $   million, or approximately $0.   per ordinary share.
After giving further effect to the sale by us of our ADSs in this offering at an assumed initial public offering price of $          per ADS, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been approximately $          , or $          per ADS. This amount represents an immediate increase in our pro forma as adjusted net tangible book value of $          per ADS to our existing shareholders and an immediate dilution in pro forma net tangible book value of $          per ADS to new investors purchasing our ADSs in this offering at the assumed initial public offering price.
The following table illustrates this dilution per ADS:

Per ADS
(in $)
Assumed initial public offering price
Historical net tangible book value (deficit) per share as of March 31, 2014	(3,232)
Pro forma increase in historical net tangible book value per share attributable to the pro forma transactions described in the preceding paragraphs
Pro forma net tangible book value per ADS as of March 31, 2014
Increase in pro forma net tangible book value attributable to investors purchasing ADSs in this offering
Pro forma as adjusted net tangible book value after giving effect to this offering
Dilution per ADS to new investors

A $1.00 increase (decrease) in the assumed initial public offering price of $          per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $          per ADS, and the dilution in pro forma as adjusted net tangible book value to new investors by $          per ADS, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 500,000 ADSs in the number of ADSs offered by us would increase (decrease) our pro forma as adjusted net tangible book value after this offering by $          per ADS and decrease (increase) the dilution to investors participating in this offering by approximately $          per ADS, assuming that the assumed initial public offering price remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The following table summarizes on a pro forma as adjusted basis, as of March 31, 2014, the differences between the shareholders as of March 31, 2014 and the new investors with respect to the number of ordinary shares purchased from us, the total consideration paid and the average price per ordinary share paid by existing shareholders and by investors participating in this offering at an assumed initial public offering price of $          per ADS, the midpoint of the price range set forth on the cover page of the prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares Purchased		Total Consideration		Average Price per Ordinary Share	Average Price per ADS
	Number	Percent	Amount	Percent
			(in $)		(in $)	(in $)
Existing shareholders
New investors
Total

A $1.00 increase (decrease) in the assumed initial public offering price of $          per ADS, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors by $          million, assuming that the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
To the extent any outstanding options or warrants are exercised, there will be further dilution to new investors. If all of such outstanding options and warrants had been exercised as of March 31, 2014, the pro forma as adjusted net tangible book value per share after this offering would be $          , and total dilution per ADS to new investors would be $          . In addition, if new options or other share-based awards are issued under our equity incentive plans, or we issue additional share capital in the future, there will be further dilution to new investors.
If the underwriters exercised their option to purchase additional ADSs in full, our existing shareholders would own           ordinary shares or,          %, in the aggregate, and our new investors would own           ADSs in the aggregate, representing    % of our ordinary shares.

SELECTED CONSOLIDATED FINANCIAL DATA
You should read the following selected consolidated financial data in conjunction with our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus and in the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
We have derived the consolidated statement of comprehensive income data for the years ended December 31, 2013 and 2012 and the consolidated statement of financial position data as of December 31, 2013 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. The financial data as of March 31, 2014 and 2013 and for the three months ended March 31, 2014 and 2013 have been derived from our unaudited interim financial statements and the related notes, which are included elsewhere in this prospectus. Our historical results for any prior period are not indicative of the results expected in any future period.

	Three Months Ended March 31,			Years Ended December 31,
	2014	2014	2013	2013	2013	2012
	(in thousands, except for per share data)			(in thousands, except for per share data)
		(unaudited)
Consolidated Statement of Comprehensive Income Data:
Revenue
Revenue – continuing operations	$1,772	€1,285	€1,116	$4,889	€3,546	€4,312
Cost of sales	(2,140)	(1,552)	(1,116)	(6,275)	(4,551)	(4,553)
Gross loss	(368)	(267)	—	(1,386)	(1,005)	(241)
Operating expense
Research and development expenses	(702)	(509)	(471)	(2,293)	(1,663)	(1,696)
General and administrative expenses	(3,370)	(2,444)	(829)	(5,682)	(4,121)	(3,266)
Other operating expense – net	112	81	(26)	(212)	(154)	(556)
Total operating expense – net	(3,960)	(2,872)	(1,326)	(8,187)	(5,938)	(5,518)
Loss from operating activities – continuing operations	(4,328)	(3,139)	(1,326)	(9,573)	(6,943)	(5,759)
Finance expense	(2,252)	(1,633)	(3,346)	(9,581)	(6,949)	(6,379)
Other income	—	—	—	22,161	16,073	407
Profit/(loss) before income tax	(6,580)	(4,772)	(4,672)	3,007	2,181	(11,731)
Income tax expense	(28)	(20)	(17)	(99)	(72)	(74)
Profit/(loss) for the year – all attributable to equity holders of the Company	(6,608)	(4,792)	(4,689)	2,908	2,109	(11,805)
Currency translation adjustment	(7)	(5)	(804)	214	155	573
Total comprehensive income/(loss)	$(6,615)	€(4,797)	€(5,493)	$3,122	€2,264	€(11,232)
Basic	$(170.5)	€(123.7)	€(92.0)	$64.8	€47.0	€(231.7)
Diluted	$(170.5)	€(123.7)	€(92.0)	$(13.1)	€(9.5)	€(231.7)
Basic and Diluted loss per share – pro forma	$(5.4)	€(3.9)		$(13.0)	€(9.4)

As further described below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Operations Overview — Earnings/(loss) per Share” on page 65, the basic and diluted loss per share disclosed above have been revised and are different from the basic and diluted loss per share of €159.4 and €97.3 in respect of the years ended December 31, 2013 and December 31, 2012 respectively, as originally reported in the historical financial statements.
The numerator and denominator used in the calculations of loss per share are also described below under “ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Operations Overview — Earnings/(loss) per Share” on page 65.

	As of March 31,		As of December 31,
	2014	2014	2013	2013	2012
	(in thousands) (unaudited)		(in thousands)
Consolidated Statement of Financial Position Sheet Data:
Current assets	$4,072	€2,953	$6,651	€4,824	€1,830
Total assets	5,175	3,753	7,661	5,556	2,500
Current liabilities	(13,617)	(9,876)	(12,476)	(9,048)	(57,788)
Long term debt	(89,159)	(64,664)	(86,900)	(63,026)	(17,700)
Other non-current liabilities	(105)	(76)	(112)	(81)	(941)
Total equity attributable to equity holders of the company	(97,706)	(70,863)	(91,827)	(66,599)	(73,929)
Total equity and liabilities	5,175	3,753	7,661	5,556	2,500

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause our actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Overview
We are a global, commercial stage, specialty pharmaceutical company, with late stage development programs targeting areas of significant unmet medical need. We were incorporated in Delaware under the name Innocoll, Inc. in December 1997 and renamed Innocoll Holdings, Inc. in May 2004. Since 2004, our research and business development has been led and coordinated by our Irish subsidiaries. These Irish entities own our intellectual property and will be subject to Irish corporate tax on their future profits after the utilization of their tax losses. The applicable Irish corporate tax rate is 12.5%. In July 2013, we re-domiciled Innocoll Holdings, Inc. from the United States to Germany pursuant to a contribution-in-kind and share for share exchange into the recently formed Innocoll GmbH, a German limited liability company, as a result of which Innocoll Holdings, Inc. became Innocoll GmbH’s wholly-owned subsidiary. Accordingly, the consolidated information presented herein refers to Innocoll Holdings, Inc., as the “company,” and with its direct and indirect subsidiaries, collectively, as the “group,” for the period from January 1, 2012 until July 24, 2013 and to Innocoll GmbH, as the “company,” and with its direct and indirect subsidiaries, collectively, as the “group,” for the period from July 25, 2013 until March 31, 2014. Innocoll GmbH is now effectively managed and controlled from Ireland and has, therefore, become tax resident in Ireland under the terms of the Ireland-Germany double tax treaty with effect as of January 1, 2014. Innocoll GmbH will reorganize into a German stock corporation, “Innocoll AG,” prior to the consummation of this offering.
As of March 31, 2014, we had three marketed products: (i) CollaGUARD, which utilizes our CollaFilm® technology, a transparent, bioresorbable collagen film for the prevention of post-operative adhesions in multiple surgical applications, including digestive, colorectal, gynecological and urological surgeries; (ii) Collatamp Gentamicin Surgical Implant, or CollatampG, which utilizes our CollaRx® sponge technology indicated for the treatment or prevention of post-operative infection; and (iii) Septocoll®, a bioresorbable, dual-action collagen sponge, indicated for the treatment or prevention of post-operative infection, which we manufacture and supply to Biomet Orthopedics Switzerland GmbH, or Biomet.
All of our marketed products are currently sold by commercial partners. CollatampG has been marketed outside of the United States since 1985, and is currently approved for sale in 61 countries across Europe, Latin America, the Middle East, Africa and Asia. Jazz Pharmaceuticals, through its international division, EUSA Pharma, has rights to distribute CollatampG in all worldwide markets, excluding the United States. We have been supplying Septocoll to Biomet since 2001, for distribution to markets in Europe and the Middle East. CollaGUARD has been approved in 45 countries within Europe, Asia and emerging markets during the past 12 months. We are preparing for launch of the product in many of its currently approved countries through our established distribution partners, such as Takeda Pharmaceutical Company Limited, or Takeda, which are expected to launch and distribute CollaGUARD in over 20 countries beginning in the second quarter of 2014.
From 2004 to 2013, we incurred significant operating losses including a total of €45.6 million spent on research and development in relation to our products and product candidates. Our operating losses were €3.1 million and €1.3 million for the three months ended March 31, 2014 and 2013, respectively and €6.9 million and €5.8 million for the years ended December 31, 2013 and 2012, respectively. We do not expect that our currently marketed products alone will generate revenue that is sufficient for us to achieve profitability because we expect to continue to incur significant expenses as we advance the development of XaraColl, Cogenzia, CollaGUARD and our other product candidates, seek FDA and other regulatory approval for our product candidates that successfully complete clinical trials and develop our sales force and marketing capabilities to prepare for the commercial launch of Cogenzia. We also expect to incur additional expenses expanding our operational, financial and management information systems and personnel, including personnel to support our product development efforts and our obligations as a public reporting company. For us to become and remain profitable, we believe that we must succeed in commercializing XaraColl, Cogenzia, CollaGUARD or other product candidates with significant market potential.
Financial Operations Overview
Revenues
In the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012, our revenue was derived primarily from the supply of CollaGUARD, CollatampG and Septocoll, our products manufactured by us and sold by our commercial partners. Supply revenue is derived from a contractual supply price paid to us by our commercial partners. In the case of some of our distribution agreements, including for the sale of CollatampG, the supply price is a contractually agreed percentage of the net sales price received by our distribution partner, which is net of discounts, returns, and allowances incurred. In this case, revenue is recognized in two parts: the first amount is recognized for the manufacture and sale of the product at the point of sale, and the final amount is added or deducted when the product is sold by the distributor based upon the net sale price achieved.
Accordingly, the primary factors that determine our revenues derived from our products are:
•
  the level of orders submitted by our commercial partners;
•
  the level of prescription and institutional demand for our products;
•
  unit sales prices; and
•
  the amount of gross-to-net sales adjustments realized by our commercial partners.
The following table sets forth a summary of our revenues by product for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012. The reasons for the increase in revenues in the three months ended March 31, 2014 as compared to March 31, 2013 and the decrease in revenues in the year ended December 31, 2013 are more fully described in “— Results of Operations”:

	Three Months Ended March 31,		Increase/ (Decrease)	% Increase/ (Decrease)	Year Ended December 31,		Increase/ (Decrease)	% Increase/ (Decrease)
	2014	2013			2013	2012
	(euros in thousands) (unaudited)				(euros in thousands)
CollaGUARD	€7	€69	(62)%	(89.9)%	€151	€1,337	€(1,186)	(88.7)%
CollatampG	992	635	357%	56.2%	2,840	2,185	655	30.0%
Septocoll	286	412	(126)%	(30.6)%	552	719	(167)	(23.2)%
Other(1)	—	—	—		3	71	(68)	(95.8)%
Total	€1,285	€1,116	€169	15.1%	€3,546	€4,312	€(766)	(17.8)%

(1)
  Includes supply revenue of Zorpreva™ and Collexa™, insurance proceeds and license fees.
Cost of Sales
Cost of sales consists of the costs associated with producing our products for our commercial partners. In particular, our cost of sales includes:
•
  manufacturing overhead and fixed costs associated with running our manufacturing facilities in Saal, Germany, including salaries and related costs of personnel involved with our manufacturing activities;

•
  packaging, testing, freight and shipping; and
•
  the cost of raw materials and active pharmaceutical ingredients.
All overhead costs associated with operating the manufacturing facility are included in the standard cost of our products as indirect costs and charged to cost of revenue based on sales volume.
Gross margins from supply revenue were (21%) and 0% for the three months ended March 31, 2014 and 2013, respectively, and (28%) and (6%) for the years ended December 31, 2013 and 2012, respectively. Our negative margin is primarily due to absorbing full indirect costs into the standard cost of our products. The amount of indirect costs included in cost of sales was €0.7 million and €0.6 million for the three months ended March 31, 2014 and 2013, respectively, and €2.2 million and €2.4 million for the years ended December 31, 2013 and 2012, respectively. Excluding these indirect costs, gross margins from supply revenue were 37% and 51% for the three months ended March 31, 2014 and 2013, respectively, and 34%, and 51% for the years ended December 31, 2013 and 2012, respectively.
As we expand our manufacturing capacity in 2015 (as described in “Business—Facilities”) and increase production with the launch of new products, our indirect costs included in cost of sales will remain relatively fixed and therefore will decrease as a proportion of sales. Our direct costs consist primarily of labor associated with our batch production processes, quality control and manual packaging. In our expanded facility we will produce larger batch sizes and further automate our production and packaging processes, resulting in decreased labor costs per unit produced. Accordingly, our gross margins are expected to increase significantly with growth in product sales and expanded production capacity.
Research and Development Expenses
Our research and development expenses consist of expenses incurred in developing, testing, manufacturing and seeking regulatory approval of our product candidates, including:
•
  expenses associated with regulatory submissions, clinical trials and manufacturing, including additional expenses to prepare for the commercial manufacture of XaraColl, Cogenzia and CollaGUARD, such as the hiring and training of additional personnel;
•
  payments to third-party contract research organizations, contract laboratories and independent contractors;
•
  payments made to regulatory consultants;
•
  payments made to third-party investigators who perform clinical research on our behalf and clinical sites where such testing is conducted;
•
  personnel related expenses, such as salaries, benefits, travel and other related expenses, including share-based compensation;
•
  expenses incurred to maintain regulatory licenses, patents and trademarks; and
•
  facility, maintenance, and allocated rent, utilities, and depreciation and amortization, and other related expenses.
Clinical trial expenses for our product candidates are a significant component of our research and development expenses. Product candidates in later stage clinical development, such as XaraColl, Cogenzia and CollaGUARD, generally have higher research and development expenses than those in earlier stages of development, primarily due to the increased size and duration of the clinical trials. We coordinate clinical trials through a number of contracted investigational sites and recognize the associated expense based on a number of factors, including actual and estimated subject enrollment and visits, direct pass-through costs and other clinical site fees.
From January 1, 2004 through December 31, 2013, we incurred research and development expenses of €45.6 million net of contributions and collaboration agreements with third parties. We incurred below average research and development expenses of €0.5 million in each of the three month periods ended

March 31, 2014 and 2013, respectively, and €1.7 million in each of the years ended December 31, 2013 and 2012, due to the fact that substantially all of our Phase 2 clinical trials were completed prior to 2012 and we will not commence Phase 3 trials for XaraColl and Cogenzia until the second quarter of 2014.
Our current Phase 3 clinical program for XaraColl and Cogenzia is expected to continue through at least the end of 2015, and substantial expenditures to complete the Phase 3 clinical programs will be required after the receipt of pivotal data. Moreover, we are at the early stages of formulating our clinical development plan for XaraColl outside of the United States and for Cogenzia in indications other than DFIs. We expect the clinical development of XaraColl, Cogenzia and our other product candidates will continue for at least the next several years. At this time, we cannot reasonably estimate the remaining costs necessary to complete the clinical development of either XaraColl or Cogenzia and CollaGUARD, complete process development and manufacturing scale-up activities associated with XaraColl, Cogenzia and CollaGUARD and seek marketing approval for XaraColl, Cogenzia and CollaGUARD, or the nature, timing or costs of the efforts necessary to complete the development of any other product candidate we may develop.
The successful development of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:
•
  the scope, rate of progress and expense of our research and development activities;
•
  the potential benefits of our product candidates over other therapies;
•
  clinical trial results;
•
  the terms and timing of regulatory approvals; and
•
  the expense of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights.
A change in the outcome of any of these variables with respect to the development of XaraColl, Cogenzia, CollaGUARD or any other product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if regulatory authorities were to require us to conduct clinical trials beyond those which we currently anticipate will be required for the completion of clinical development of XaraColl, Cogenzia, CollaGUARD or any other product candidate or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significantly more financial resources and time on the completion of the clinical development than expected.
General and Administrative Expenses
General and administrative expenses consist primarily of salaries, benefits and other related costs, including share-based compensation, for personnel serving in our executive, finance, business development, clinical and regulatory and administrative functions. Our general and administrative expenses also include facility and related costs not included in research and development expenses and cost of revenues, professional fees for legal, consulting, tax and accounting services, insurance, depreciation and general corporate expenses.
We incurred general and administrative expenses of €2.4 million and €0.8 million for the three months ended March 31, 2014 and 2013, respectively, and €4.1 million and €3.3 million for the years ended December 31, 2013 and 2012, respectively. We expect that our general and administrative expenses will increase with the continued development and potential commercialization of our marketed products and product candidates and increased expenses associated with us becoming a public company. Additionally, we plan to build a larger commercial infrastructure for the anticipated future launches of XaraColl, Cogenzia and CollaGUARD, and we currently plan to hire our sales force if Cogenzia is approved by the FDA.
Finance Expense
Finance expense consists of interest income and interest expense, expense from the issue or settlement of warrants or options on our shares, and foreign exchange gains (losses). Interest income consists of interest earned on our cash and cash equivalents. Interest expense in the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012 consisted primarily of non-cash interest charges and accruals related to preferred shares and convertible notes issued to certain of our investors. We incurred finance expense of €1.6 million and €3.3 million in the three months ended March 31, 2014 and 2013, respectively, and €6.9 million and €6.4 million in the years ended December 31, 2013 and 2012, respectively.
Other Income
Other income in the year ended December 31, 2013 consists of non-cash fair value gains on exchange of warrants, and settlement of preferred shares in connection with the debt for equity exchange for preferred shares in June 2013 and the re-domicile of our parent company to Germany in July 2013 (the “Re-domicile of Parent Company,” as described more fully in “—Results of Operations—Financing Activities”). For the year ended December 31, 2013, we had exceptionally high other income of €16.1 million arising from the re-domicile of the parent company. Other income in the year ended December 31, 2012 was €0.4 million, representing the gain from the liquidation of one of our subsidiaries. We had no other income in the three months ended March 31, 2014 and 2013.
Earnings/(loss) per Share
The weighted average number of ordinary shares (denominator – basic) amounted to 44,848 in 2013 (2012: 50,947). The weighted average number of ordinary shares has been adjusted for the effects of the Re-domicile of Parent Company which took place during the financial period.
Numerator computations

	For the Three Months Ended March 31,			For the Year Ended December 31,
	2014	2014	2013	2013	2013	2012
	(in thousands, except for per share data)
		(unaudited)
Numerator:
Net (loss)/earnings – basic	$(6,608)	€(4,792)	€(4,689)	$2,908	€2,109	€(11,805)
Adjustment to net earnings for interest on convertible preference shares(1)	—	—	—	6,519	4,728	—
Adjustment to net earnings for interest on convertible promissory notes(1)	—	—	—	2,645	1,918	—
Gain on settlement of promissory notes and preferred stock	—	—	—	(21,927)	(15,903)	—
Net (loss)/earnings – diluted	(6,608)	(4,792)	(4,689)	(9,855)	(7,148)	(11,805)
Denominator:
Weighted-average shares outstanding – basic	38,750	38,750	50,947	44,848	44,848	50,947
Dilutive common stock issuable upon conversion of preference shares(1)	—	—	—	547,195	547,195	—
Dilutive common stock issuable upon conversion of promissory notes(1)	—	—	—	160,246	160,246	—
Weighted-average shares outstanding – diluted	38,750	38,750	50,947	752,289	752,259	50,947
(Loss)/earnings per share:
Basic	(170.5)	(123.7)	(92.0)	64.8	47.0	(231.7)
Diluted	(170.5)	(123.7)	(92.0)	(13.1)	(9.5)	(231.7)

	For the Three Months Ended March 31,		For the Year Ended December 31,
	2014	2013	2013	2012
	(in thousands, except for per share data)
		(unaudited)
Numerator for pro forma (loss)/earnings per share:
Net (loss)/earnings	$(6,608)	€(4,792)	$2,908	€2,109
Adjustment to net earnings for interest on convertible preference shares	2,258	1,638	6,519	4,728
Adjustment to net earnings for interest on convertible promissory notes	—	—	2,645	1,918
Gain on settlement of promissory notes and preferred stock	—	—	(21,927)	(15,903)
Net loss – pro forma	(4,350)	(3,154)	(9,855)	(7,148)
Denominator for pro forma (loss)/earnings per share:
Weighted-average shares outstanding	38,750	38,750	44,848	44,848
Dilutive common stock issuable upon conversion of preference shares	762,567	762,567	712,005	712,005
Weighted-average shares outstanding – diluted – pro forma	801,317	801,317	756,853	756,853
Basic and Diluted loss per share – pro forma	(5.4)	(3.9)	(13.0)	(9.4)

(1)
  For the periods ended March 31, 2014 and 2013 as well as the year ended December 31, 2012 we excluded the dilutive effect of both preference shares and promissory notes, and the related interest expense from the computation of the diluted net loss and diluted weighted average shares outstanding as the effect would be anti-dilutive.
The diluted pro forma (loss)/earnings per share is calculated using the weighted average number of common shares outstanding and assumes the conversion of all outstanding shares of our series A, B, C and D preferred shares into shares of common stock, and adjusts (loss)/earnings for directly related income recongnized or expenditure incurred during the period. In addition, it considers the conversion of restricted stock units, the conversion of warrants and the vesting and exercise of the unvested stock options upon the closing of our planned initial public offering, as if these events had occurred at the beginning of the period.
We believe the basic and diluted pro forma (loss)/earnings per share provides material information to investors, as the conversion of the series A, B, C and D preferred shares into ordinary shares, the accrued but unpaid dividends on preferred stock that are payable in common stock, are expected to occur prior to or upon the closing of an initial public offering and the disclosure of basic and diluted pro forma (loss)/earnings per share provides an indication of (loss)/earnings per share that is comparable to what will be reported by us as a public company following the closing of the initial public offering.
For the purposes of calculating the diluted pro forma loss per share for the three months ended March 31, 2014 and the year ended December 31, 2013, the conversion of restricted stock units, the conversion of warrants and the vesting and exercise of the unvested stock options would have the effect of being antidilutive and have been excluded in the calculation of the diluted pro forma loss per share for those periods.
The basic loss per share for the year ended December 31, 2013 was €47.0 (2012: (€231.7)). For the purpose of calculating diluted loss per share, the potentially exercisable instruments in issue, would have the effect of being antidilutive and, as such, the diluted loss per share is the same as the basic loss per share for both periods.

In preparing the financial statements, consideration was given to paragraph 12 of IAS 33: Earnings per share, which states that:
“For the purpose of calculating basic earnings per share, the amounts attributable to ordinary equity holders of the parent entity in respect of:
(a)
  profit or loss from continuing operations attributable to the parent entity; and
(b)
  profit or loss attributable to the parent entity
shall be the amounts in (a) and (b) adjusted for the after-tax amounts of preference dividends, differences arising on the settlement of preference shares, and other similar effects of preference shares classified as equity.”
This requirement was incorrectly interpreted to require the adjustment, by way of exclusion, of such items from the earnings numerator. On review, we acknowledge that this interpretation was incorrect.
We have subsequently reviewed the guidance provided in IAS 8: Accounting policies, changes in accounting estimates and errors and IAS 1: Presentation of financial statements. Paragraph 42 of IAS 8 requires than an entity shall correct material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery. Paragraph 7 of IAS 1 indicates that material omissions or misstatements of items are material if they could, individually or collectively, influence the economic decisions that users make on the basis of the financial statements. Materiality depends on the size and nature of the omission or misstatement judged in the surrounding circumstances. The size or nature of the item, or a combination of both, could be the determining factor.
We have considered the related guidance and have concluded that the error in the loss per share calculation is not material to the financial statements and should not therefore be corrected by way of restatement. In arriving at this conclusion, we have considered the limited relevance and meaningfulness of the loss per share disclosure for our investors due to substantial changes in our capital structure and ordinary shares outstanding that will result from the closing of the proposed offering.
Critical Accounting Policies and Use of Estimates
We have based our management’s discussion and analysis of financial condition and results of operations on our financial statements that have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The preparation of these financial statements requires us to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and on various other factors we believe to be appropriate under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are more fully discussed in note 1 to our consolidated financial statements included in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements. We have reviewed these critical accounting policies and estimates with the audit committee of our advisory board:
Revenue Recognition
Significant management judgments and estimates must be made and used in connection with the recognition of revenue in each accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions. To date there have been no material differences arising from these judgments and estimates.

Revenue from products is generally recorded as of the date of shipment, consistent with our typical shipment terms. Where the shipment terms do not permit revenue to be recognized as of the date of shipment, revenue is recognized when the group has satisfied all of its obligations to the customer in accordance with the shipping terms.
Revenue is recognized to the extent that it is probable that economic benefit will flow to the group, that the risks and rewards of ownership have passed to the buyer and that the revenue can be measured. No revenue is recognized if there is uncertainty regarding recovery of the consideration due at the outset of the transaction or the possible return of goods.
Revenue is recognized from milestone payments received under collaboration agreements when earned, provided that the milestone event is substantive, its achievability was not reasonably assured at the inception of the agreement, the group has no further performance obligations relating to the event, and collectability is reasonably assured. If these criteria are not met, the group recognizes milestone payments ratably over the remaining period of their performance obligations under the collaboration agreement.
Valuation of financial instruments
The group issued financial instruments during the relevant accounting periods and had financial instruments in issue at both accounting period ends. In conformity with IFRS, the group initially measured these financial instruments at their fair value and thereafter at amortized cost using the effective interest rate method or at fair value through profit or loss if designated as such upon initial recognition. In order to value these various instruments, the group (and the experts engaged by the group to provide such valuations where applicable) made assumptions and estimates concerning variables such as future cashflows, discounts rates, expected volatility, risk free rate and type of valuation models used. The assumptions of future outcomes, and other sources of estimation uncertainty concerning the determination of key inputs to the valuation models, are based on management’s (and the relevant expert’s) best assessment using the knowledge available, their historical experiences as well as other factors that are considered to be relevant. These estimates and assumptions are reviewed on an ongoing basis.
Taxation
Given the global nature of the business and the multiple taxing jurisdictions in which the group operates, the determination of the group’s provision for income taxes requires significant judgments and estimates, the ultimate tax outcome of which may not be certain. Although estimates are believed to be reasonable, the final outcome of these matters may be different than those reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provision and results in the period during which such determination is made.
Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. In assessing the reliability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. While management considers the scheduled reversal of deferred tax liabilities, and projected future taxable income in making this assessment, there can be no assurance that these deferred tax assets may be realizable.
In addition, the group may also be subject to audits in the multiple taxing jurisdictions in which it operates. These audits can involve complex issues which may require an extended period of time for resolution. Management believes that adequate provisions for income taxes have been made in the financial statements.
Allowance for slow-moving and obsolete inventory
The group evaluates the realizability of their inventory on a case-by-case basis and makes adjustments to the inventory provision based on their estimates of expected losses. The group writes off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. The group also considers recent trends in revenues for various inventory items and instances where the realizable value of inventory is likely to be less than its carrying value. Due to the fact that the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during the three months ended March 31, 2014 or 2013 or the years ended December 31, 2013 or 2012 which would have had an impact on the carrying values of inventory during those periods.
Trade receivables
The group evaluates customer accounts with past-due outstanding balances or specific accounts for which it has information that the customer may be unable to meet its financial obligations. Based upon a review of these accounts and management's analysis and judgment, the group estimates the future cash flows expected to be recovered from these receivables. The amount of the impairment on doubtful receivables is measured individually and recorded as a specific allowance against that customer's receivable balance to the amount expected to be recovered. The allowance is re-evaluated and adjusted periodically as additional information is received.
Provisions
Provisions are recognized and measured on the basis of the estimate and probability of future outflows of resources embodying benefits, as well as on the basis of experiential values and the circumstances known at the end of the reporting period. Assumptions also are made as to the probabilities whether and within what ranges the provisions may be used. The assessment of whether a present obligation exists is generally based on assessment of internal experts. Estimates can change on the basis of new information and the actual charges may affect the performance and financial position of the group.
JOBS Act
As a company with less than $1.0 billion in revenues for our fiscal year ended December 31, 2013, we qualify as an “emerging growth company” as defined in Section 2(a) of the U.S. Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act, or the JOBS Act, which was enacted in 2012. An emerging growth company may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to:
•
  not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;
•
  being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;
•
  reduced disclosure obligations regarding executive compensation; and
•
  not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.
We may choose to take advantage of some or all of the available exemptions and have taken advantage of some of these exemptions in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold shares. We do not know if some investors will find our ADSs less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our ADSs and increased volatility in the price of our ADSs.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We currently prepare our financial statements in accordance with IFRS, as issued by the IASB, which do not have separate provisions for publicly traded and private companies. However, in the event we convert to generally accepted accounting principles in the United States, or U.S. GAAP, while we are still an emerging growth company, we may be able to take advantage of the benefits of this extended transition period.
We will remain an emerging growth company until the earliest of (a) the last day of our fiscal year during which we had total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of ADSs in this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided to emerging growth companies in the JOBS Act.
Results of Operations
Comparison of Three Months Ended March 31, 2014 and 2013

	Three Months Ended March 31,		Increase/ (Decrease)	% Increase/ (Decrease)
	2014	2013
	(in thousands) (unaudited)
Revenue	€1,285	€1,116	€169	15.1%
Cost of sales	(1,552)	(1,116)	436	39.1%
Research and development expenses	(509)	(471)	38	8.1%
General and administrative expenses	(2,444)	(829)	1,615	194.8%
Other operating income (expense)	81	(26)	107	N/A
Finance expense	(1,633)	(3,346)	(1,713)	(51.2)%
Other income	—	—	—	—

Revenue.   Revenue increased by €0.2 million, or 15.1%, in the three months ended March 31, 2014, compared to the three months ended March 31, 2013. The increase was due to an increase in sales of CollatampG of €0.4 million, or 56.2%, due to our distribution partner Jazz Pharmaceuticals building additional inventory, commencing late 2013 and expected to continue through the second quarter of 2014. We expect Jazz Pharmaceuticals to maintain higher levels of inventory going forward. Accordingly we expect CollatampG sales for the year ended December 31, 2014 to increase compared to the year ended December 31, 2013.
The increase in CollatampG sales was partially offset by decreases in CollaGUARD sales of €0.1 million, or 90.1% and Septocoll sales of €0.1 million, or 30.6%. CollaGUARD sales in each of the three months ended March 31, 2014 and March 31, 2013 were less than €0.1 million. The low level of sales was primarily caused by our distribution partners building inventory in 2012 and the deferral of planned launches, as described in “—Comparison of Years Ended December 31, 2013 and 2012” below.
Cost of Sales.   Cost of sales of €1.5 million in the three months ended March 31, 2014 increased by €0.4 million, or 39.1%, compared to €1.1 million in the three months ended March 31, 2013. Gross margins from supply revenue were (21)% and 0% for the three months ended March 31, 2014 and 2013, respectively. The increase in cost of sales was primarily due to increased sales, and a revaluation of inventory arising out of a reduction in our standard cost of goods with effect from January 1, 2014.

Research and Development Expenses.   Research and development expenses of €0.5 million in the three months ended March 31, 2014 did not change materially compared to €0.5 million in the three months ended March 31, 2013. This was due to the fact that research and development expenses in both periods consisted primarily of the costs of internal research and development personnel and internal laboratory costs in our Saal, Germany facility.
General and Administrative Expenses.   General and administrative expenses increased significantly by €1.6 million, or 194.8% to €2.4 million in the three months ended March 31, 2014 compared to €0.8 million in the three months ended March 31, 2013. The increase was primarily due to exceptionally high legal, accounting, and professional fees of €1.0 million in the three months ended March 31, 2014 compared to €0.1 million of such fees incurred in the three months ended March 31, 2013, incurred in connection with preparations for our initial public offering and the 2013 Re-Domicile of Parent Company (see “—Consolidated Statement of Cash Flows Data—Financing Activities”). In addition, in the three months ended March 31, 2014, we incurred a share based compensation charge of €0.5 million in connection with the implementation of our Restricted Stock Plan in January 2014, compared to €0 share based compensation charges in the three months ended March 31, 2013.
Other Operating Expense (Income).   In the three months ended March 31, 2014 we had other operating income of €0.1 million compared to other operating expense of €0 million in the three months ended March 31, 2013. The other operating income in the three months ended March 31, 2014 represented compensation for the agreement of certain amendments to our CollatampG supply agreement with our partner Jazz Pharmaceuticals, as described in “—Comparison of Years Ended December 31, 2013 and 2012” below.
Finance Expense.   Finance expense decreased by €1.7 million or 51.2% to €1.6 million in the three months ended March 31, 2014 compared to €3.3 million in the three months ended March 31, 2013. The decrease in finance expense was primarily due to foreign exchange losses of €0.0 million in the three months ended March 31, 2014, compared to €1.5 million of foreign exchange losses in the three months ended March 31, 2013.
Comparison of Years Ended December 31, 2013 and 2012

	Year Ended December 31,		Increase/ (Decrease)	% Increase/ (Decrease)
	2013	2012
	(in thousands)
Revenue	€3,546	€4,312	€(766)	(17.8)%
Cost of sales	(4,551)	(4,553)	(2)	—
Research and development expenses	(1,663)	(1,696)	(33)	(1.9)%
General and administrative expenses	(4,121)	(3,266)	855	26.2%
Other operating expense	(154)	(556)	402	(72.3)%
Finance expense	(6,949)	(6,379)	570	8.9%
Other Income	16,073	407	15,666	N/A

Revenue.   Revenue decreased by €0.8 million, or 17.8%, to €3.5 million in the year ended December 31, 2013, compared to €4.3 million in the year ended December 31, 2012. The decrease was primarily due to decreases in sales of CollaGUARD of €1.2 million, or 88.7%, and decreases of sales of Septocoll of €0.2 million, or 23.2%. CollaGUARD sales for the year ended December 31, 2012 primarily consisted of distributors building inventory ahead of planned territorial launches in 2013. Due to a more challenging reimbursement landscape than originally anticipated, a number of the planned 2013 launches were deferred or initiated on a more modest scale. As a result, CollaGUARD sales in 2013 were lower than in 2012 due to a slower than expected run down of inventory levels. In addition, we are working with our partners to generate clinical data for CollaGUARD, which will enable them to more effectively promote and sell the product, a process which we expect to continue through 2014. We received €0.6 million from Takeda in 2013 as advance supply revenue for CollaGUARD, which is not included in our 2013 revenue, which we expect to recognize as revenue, in whole or in part, in the second half of 2014 in connection with Takeda’s CollaGUARD launch in Russia and other countries. We are entitled to receive a milestone payment of €0.4 million from Takeda upon approval of CollaGUARD in Canada, which we believe will occur in late 2014.
The decrease in Septocoll revenue was due to an agreement with our distribution partner during the year ended December 31, 2013 to provide €0.6 million free stock in exchange for favorable payment terms. During the year ended December 31, 2013, €0.3 million of free stock was supplied against the credit leaving an outstanding free stock credit of €0.3 million as of December 31, 2013. The distribution partner elected not to utilise any of the free stock credit in the three months ended March 31, 2014, however we expect the remaining outstanding credit to be utilized and to be fully discounted from our revenues over the remaining course of the year ended December 31, 2014. Despite the decrease in our 2013 Septocoll supply revenue, Biomet end user sales of Septocoll increased, with the total volume of units shipped to Biomet increasing 16% in the year ended December 31, 2013 compared to the year ended December 31, 2012.
The decrease in CollaGUARD and Septocoll revenue was partially offset by an increase in CollatampG revenue of €0.7 million, or 30.0%. The increase in CollatampG revenues was primarily due to our distribution partner Jazz Pharmaceuticals increasing its 2013 net sales by 8.3%, and building additional inventory commencing in late 2013.
Cost of Sales.   Cost of sales of €4.6 million in the year ended December 31, 2013 did not change compared to €4.6 million in the year ended December 31, 2012. Gross margins from supply revenue were (6%) and (28%) for the years ended December 31, 2012 and December 31, 2013, respectively. The decrease in gross margin during the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to the agreement to provide a quantity of free stock of Septocoll to our distribution partner as described above, a reduction in the contractually agreed percentage of the CollatampG net sales price due to us from our distribution partner, as well as reduced minimum supply pricing of CollatampG in certain countries.
Research and Development Expenses.   Research and development expenses of €1.7 million in the year ended December 31, 2013 did not change compared to €1.7 million the year ended December 31, 2012. This was due to the fact that research and development expenses in both years consisted primarily of costs of internal research and development personnel and internal laboratory costs at our Saal, Germany facility. From January 1, 2004 through December 31, 2013, we incurred research and development expenses of €45.6 million net of contributions and collaboration agreements with third parties. We incurred below-average research and development expenses in each of the years ended December 31, 2013 and December 31, 2012 due to the fact that substantially all of our Phase 2 clinical trials were completed prior to 2012 and we do not expect to commence Phase 3 trials until the second quarter of 2014.
General and Administrative Expenses.   General and administrative expenses increased by €0.9 million, or 26.2%, to €4.1 million in the year ended December 31, 2013 from €3.3 million in the year ended December 31, 2012. The increase in general and administrative expenses was primarily due to €0.7 million in exceptional expenses in connection with the 2013 Corporate Reorganization (as described more fully in “—Financing Activities”), and a €0.6 million increase in employee compensation.
Other Operating Expense.   Other operating expense decreased by €0.4 million, or 72.3% to €0.2 million, in the year ended December 31, 2013 compared to €0.6 million in other operating expense in the year ended December 31, 2012. The decrease was primarily due to a €1.8 million decrease in the impairment of fixed assets year over year, which was €0.1 million in the year ended December 31, 2013 compared to €2.0 million in the year ended December 31, 2012, due to the write-down of the value of certain equipment in 2012. We expect to recoup at least part of the write-down of the value in connection with the expansion of our Saal, Germany facility. The equipment write-down expense was partially offset by income of €1.4 million which we received in the year ended December 31, 2012 as compensation for the agreement of certain amendments to our CollatampG supply agreement with our distribution partner Jazz Pharmaceuticals.

Finance Expense.   Finance expense increased by €0.6 million, or 8.9%, in the year ended December 31, 2013, to €6.9 million, compared to €6.4 million in the year ended December 31, 2012. The increase in finance expense was primarily due to a €0.7 million increase in foreign exchange losses in 2013 as compared to 2012.
Other Income.   Other income was €16.1 million in the year ended December 31, 2013 compared to €0.4 million in the year ended December 31, 2012. Other income in the year ended December 31, 2013 consisted of exceptionally high non-cash fair value gains on exchange of warrants, and settlement of preferred shares in connection with the re-domicile of the parent company. Other income in the year ended December 31, 2012 was €0.4 million, representing the gain from the liquidation of one of our subsidiaries.
Liquidity and Capital Resources
Since 2004, we have devoted a substantial portion of our cash resources to research and development and general and administrative activities primarily related to the development of our products, including XaraColl, Cogenzia and CollaGUARD. We have financed our operations primarily with the proceeds of the sale of preferred shares and convertible notes, supply revenue and collaborative licensing and development revenue. To date, we have generated limited supply revenue. Over the course of 2014 and 2015, we expect to generate revenues from the licensing and sale of CollaGUARD pursuant to our license agreements with Takeda and others, and to generate revenues from the licensing and sale of Cogenzia in emerging markets. We do not anticipate generating any revenues from the licensing and sale of XaraColl, if approved, until 2016. We have incurred losses and generated negative cash flows from operations since 2004. As of March 31, 2014, we had an accumulated deficit of €90.8 million and cash and cash equivalents of €0.9 million.
The following table summarizes our cash flows from operating, investing and financing activities for the three months ended March 31, 2014 and 2013 and the years ended December 31, 2013 and 2012:

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012
	(in thousands)
	(unaudited)
Consolidated Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	€(1,656)	€(548)	€(4,677)	€(3,920)
Investing activities	(161)	(94)	(448)	(495)
Financing activities	48	1,027	7,965	3,646
Net increase (decrease) in cash and cash equivalents	(1,769)	385	2,840	(769)

Operating Activities
For the three months ended March 31, 2014 and 2013, our net cash used in operating activities was €1.7 million and €0.5 million, respectively. The increase in net cash used in operating activities in the three months ended March 31, 2014 resulted primarily from our increased operating loss, an increase in trade and other receivables and a decrease in deferred income, partially offset by an increase in trade and other payables and decrease in inventory. For the years ended December 31, 2013 and 2012, our net cash used in operating activities was €4.7 million and €3.9 million, respectively. The increase in net cash used in operating activities in the year ended December 31, 2013 resulted primarily from an increase in operating loss for the year, an increase in inventory, and an increase in trade and other receivables, partially offset by an increase in trade and other payables and an increase in deferred income.
Investing Activities
For the three months ended March 31, 2014 and 2013, our net cash used in investing activities was €0.2 million and €0.1 million, respectively. For the years ended December 31, 2013 and 2012, our net cash used in investing activities was €0.4 million and €0.5 million, respectively. The net cash used in investing activities in the three months ended March 31, 2014 and 2013 and in the years ended December 31, 2013 and 2012 was primarily for the purchases of plant and machinery at our Saal, Germany facility.
Financing Activities
Our net cash provided by financing activities was €0.0 million for the three months ended March 31, 2014 compared to €1.0 million for the three months ended March 31, 2013. Our net cash provided by financing activities was €8.0 million for the year ended December 31, 2013 compared to €3.6 million for the year ended December 31, 2012. The cash provided by financing activities in the year ended December 31, 2013 was primarily the result of the issuance and sale of convertible notes payable for total net proceeds of $1.4 million and from the issue of our series D preferred shares for total net proceeds of $1.0 million plus €6.3 million. The cash provided by financing activities in the year ended December 31, 2012 was primarily the result of the issuance and sale of convertible notes payable for total net proceeds of $5.1 million. All outstanding issues of convertible notes were exchanged for shares of series C and series D preferred stock in Innocoll Holdings, Inc. in June 2013, which were subsequently exchanged for series C and series D preferred shares in Innocoll GmbH in July 2013. All preferred shares in Innocoll GmbH will be converted to ordinary shares in Innocoll AG prior to the consummation of this offering.
Innocoll Holdings, Inc. 2013 and 2012 Debt Financings
In the year ended December 31, 2013, we received financing of $1.4 million from certain of our investors in the form of 10% senior convertible promissory notes in aggregate principal of up to $1.5 million, 488 shares of series C-3 preferred stock and 3,491,623 warrants for the purchase of the company’s common stock at an exercise price of $0.30 per share and a contractual life of 10 years. The stated maturity of the convertible promissory notes was September 2013. The January 2013 convertible promissory notes had a liquidation preference of three times principal plus one times interest outstanding.
In the year ended December 31, 2012, we issued $5.1 million in aggregate principal amount of convertible notes to certain of our existing investors, in three separate tranches. In January 2012, we received financing of $1.1 million from certain of our investors in the form of aggregate principal of up to $1.6 million 10% senior convertible promissory notes, 386 shares of series C-3 preferred stock and 2,750,077 warrants for the purchase of the company’s common stock at a price of $0.30 per share and a contractual life of 10 years. The stated maturity of the convertible promissory notes was September 2013. In June 2012, we received further financing of $2.0 million under terms similar to the January 2012 financing. The number of warrants for the purchase of the company’s common stock granted in the June 2012 financing was 5.0 million, also with an exercise price of $0.30 per share and a contractual life of 10 years, along with 702 shares of series C-3 preferred stock. In November 2012, the company received further financing of $2.0 million under terms similar to the January 2012 financing. The number of warrants for the purchase of the company’s common stock granted in the November 2012 financing was 5.0 million, also with an exercise price of $0.30 per share and a contractual life of 10 years, along with 695 series C-3 preferred shares. All convertible promissory notes issued in 2012 had a liquidation preference of three times principal plus one times interest outstanding.
Innocoll Holdings, Inc. Debt for Equity Exchange, Equity Financing
Pursuant to an exchange agreement entered into in June 2013 between Innocoll Holdings, Inc. and the holders of the convertible notes, an aggregate of $26.7 million of principal and accrued interest on the outstanding convertible notes and shares of series C-3 preferred stock issued from May 2010 to August 2010 were exchanged for 26,687,487 shares of series C preferred stock, and an aggregate of $15.9 million of principal and accrued interest on the outstanding convertible notes and shares of series C-3 preferred stock issued from March 2011 to January 2013 were exchanged for 15,872,592 of shares of series D preferred stock in Innocoll Holdings, Inc. (the “Debt for Equity Exchange”).

In June 2013, we received net proceeds of $1.0 million from certain of our investors from the issue of 1,000,000 shares of series D preferred stock of Innocoll Holdings, Inc., and warrants to purchase an aggregate of 2,500,000 of the company’s common stock with an exercise price of $0.30 per share and a contractual life of 10 years. The Innocoll Holdings, Inc. shares of series D preferred stock issued in this Debt for Equity Exchange and subsequent financing had a liquidation preference of three times stated value plus one times accrued dividends.
Re-Domicile of Parent Company
The shares of series C and series D preferred stock and warrants in Innocoll Holdings, Inc. were subsequently exchanged for series C and series D shares and options in Innocoll GmbH. Pursuant to a notarial deed entered into between the shareholders of Innocoll Holdings, Inc. and Innocoll GmbH in July 2013, the holders of shares of common stock, shares of series A, series B, series C and series D preferred stock and warrants to purchase ordinary shares of Innocoll Holdings Inc. contributed their shares and warrants by way of a contribution-in-kind to Innocoll GmbH in exchange for ordinary shares, series A, series B, series C and series D preferred shares and options to purchase ordinary shares of Innocoll GmbH and as a result thereof, Innocoll Holdings, Inc. became Innocoll GmbH’s wholly-owned subsidiary. Innocoll GmbH issued (i) a total of 738,623 shares, comprised of 38,750 ordinary shares, 316,640 series A preferred shares, 53,234 series B preferred shares, 202,179 series C preferred shares and 127,820 series D preferred shares, each with a notional value of €1 per share with a premium of €99, and (ii) and 158,176 options to purchase ordinary shares an exercise price of €100 (subject to adjustment) per share and a contractual life of 10 years. The preferred shares of Innocoll GmbH have similar liquidation preferences and cumulative dividend rights to the preferred shares of the same series of Innocoll Holdings, Inc. after the debt for equity exchange described above under “—Innocoll Holdings, Inc. Debt for Equity Exchange, Equity Financing.” In September 2013, Innocoll Holdings, Inc. filed a certificate of dissolution in Delaware, and Innocoll Pharmaceuticals Limited, Innocoll Technologies Limited, both registered in the Republic of Ireland and Innocoll Inc., a Delaware corporation were distributed to Innocoll GmbH. The above-described transactions including the Debt for Equity Exchange are collectively defined herein and in our financial statements as the “re-domicile” or the “Re-Domicile of Parent Company.”
Innocoll GmbH is effectively managed and controlled from Ireland and, therefore, under the Ireland-Germany double tax treaty its residence is deemed to have migrated from Germany to Ireland in 2014.
Innocoll GmbH 2013 Equity Financings
Subsequent to the re-domicile during the year ended December 31, 2013, Innocoll GmbH received €6.3 million from the sale of our preferred shares to certain of our existing investors, in two separate tranches. In October 2013 we issued €2.0 million of series D preferred shares to certain of our investors and 15,147 options for the purchase of our ordinary shares. In November 2013 we issued €4.3 million of series D preferred shares to certain of our investors and 31,876 options for the purchase of our ordinary shares. The options have an exercise price of €100 per share (subject to adjustment) and a contractual life of 10 years.
Reorganization to Innocoll AG
Pursuant to a notarial deed entered into in 2014 between the shareholders of Innocoll GmbH prior to consummation of this offering, the holders of series A, series B, series C, series D and series D-2 preferred shares of Innocoll GmbH agreed to cancel and terminate all preference, redemption and cumulative dividend rights in exchange for the acquisition or sale of ordinary shares, upon reorganization of Innocoll GmbH into a German stock corporation (Aktiengesellschaft or AG) in accordance with the provisions of the German Reorganization Act (Umwandlungsgesetz), upon registration of the reorganization in the commercial register. In addition the holders of the issued and outstanding options to acquire ordinary shares in Innocoll GmbH agreed to amend the option terms accordingly, including an amendment of the exercise price of per ordinary share to           , as more fully described in “Certain Transactions—2014 Option Agreement.”

	Innocoll GmbH			Innocoll AG
Share Class (in order of preferences)(1)	Shares Outstanding(1)	Liquidation Preference(1)	Dividend Rate	Ordinary Share Exchange Ratio	Ordinary Shares Post Exchange	%
Series D preferred shares			10%
Series D-2 preferred shares			10%
Series C preferred shares			10%
Series A preferred shares			6%
Series B preferred shares			6%
Ordinary Shares
Options to Purchase Ordinary Shares
Total

(1)
  As of          , 2014, includes restricted shares, restricted share units and options to purchase ordinary shares issued or pending under the Innocoll GmbH Restricted Share Plan, or 2014 Restricted Share Plan
Future Capital Requirements
We believe that the net proceeds from this offering, together with our existing cash and cash equivalents and revenue from product sales and future milestone payments, will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next 18 months. However, no assurance can be given that this will be the case, and we may require additional debt or equity financing to meet our working capital requirements. We expect that the net proceeds from this offering will be sufficient for our planned clinical trials of XaraColl, Cogenzia and CollaGUARD and the manufacture and commercialization of our products in the United States. Our need for additional capital will depend significantly on the level and timing of regulatory approval and product sales, as well as the extent to which we choose to establish collaboration, co-promotion, distribution or other similar agreements for our products and product candidates. Moreover, changing circumstances may cause us to spend cash significantly faster than we currently anticipate, and we may need to spend more cash than currently expected because of circumstances beyond our control.
We expect to continue to incur substantial additional operating losses as we seek regulatory approval for and commercialize XaraColl, Cogenzia and CollaGUARD and develop and seek regulatory approval for our other product candidates. If we obtain FDA approval for our products, we will incur significant sales, marketing and manufacturing expenses. In addition, we expect to incur additional expenses to add operational, financial and information systems and personnel, including personnel to support our planned product commercialization efforts for Cogenzia. We do not anticipate to incur significant costs in connection with commercialization efforts for XaraColl and CollaGUARD, as we plan to enter into commercialization partnerships for these products. We also expect to incur significant costs to comply with corporate governance, internal controls and similar requirements applicable to us as a public company following the closing of this offering.
Our future use of operating cash and capital requirements will depend on many forward-looking factors, including the following:
•
  the timing and outcome of the FDA’s review of the NDA for XaraColl and Cogenzia, and the PMA application for CollaGUARD;
•
  the extent to which the FDA may require us to perform additional clinical trials for XaraColl, Cogenzia and CollaGUARD;
•
  the timing and success of this offering;
•
  the costs of our commercialization activities for Cogenzia, if approved by the FDA;

•
  the cost and timing of expanding our manufacturing facilities and purchasing manufacturing and other capital equipment for XaraColl, Cogenzia, CollaGUARD and our other products and product candidates;
•
  the scope, progress, results and costs of development for additional indications for XaraColl, Cogenzia and CollaGUARD and for our other product candidates;
•
  the cost, timing and outcome of regulatory review of our other product candidates;
•
  the extent to which we acquire or invest in products, businesses and technologies;
•
  the extent to which we choose to establish collaboration, co-promotion, distribution or other similar agreements for our product candidates; and
•
  the costs of preparing, submitting and prosecuting patent applications and maintaining, enforcing and defending intellectual property claims.
To the extent that our capital resources are insufficient to meet our future operating and capital requirements, we will need to finance our cash needs through public or private equity offerings, debt financings, corporate collaboration and licensing arrangements or other financing alternatives. We have no committed external sources of funds. Additional equity or debt financing or corporate collaboration and licensing arrangements may not be available on acceptable terms, if at all.
If we raise additional funds by issuing equity securities, our shareholders will experience dilution. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, that are not favorable to us or our shareholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to us.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements, or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.
Contractual Obligations
The following table summarizes our contractual obligations as of December 31, 2013:
Operating Leases
The group incurred operating lease expenses for the year ended December 31, 2013 of €0.3 million, which are included in general and administrative expenses. At December 31, 2013, the group had outstanding commitments for future minimum rent payments, which will become due as follows:

Thousands of Euros	Year Ended December 31, 2013
Less than one year	253
Between one and five years	952
More than five years	—
Total operating lease commitments	1,205

Recent Accounting Pronouncements
A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2013, and have not been applied in preparing our financial statements.

We do not plan to adopt these standards early; instead it will apply them from their effective dates. The expected impacts of these upcoming requirements on the company are noted below.
IFRS 9 ‘Financial Instruments’
The IASB aims to replace IAS 39 “Financial Instruments: Recognition and measurement” (IAS 39) in its entirety with IFRS 9. To date, the chapters dealing with recognition, classification, measurement and de-recognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Chapters dealing with impairment methodology and hedge accounting are still being developed. Further, in November 2011, the IASB tentatively decided to consider making limited modifications to IFRS 9’s financial asset classification model to address application issues. Our management have yet to assess the impact of this new standard on our consolidated financial statements. We do not expect to implement IFRS 9 until it has been completed and its overall impact can be assessed.
Amendments to IFRS 10 “Consolidated financial statements”, IFRS 12 “Disclosure of interests in other entities” and IAS 27 “Separate financial statements”
The amendments define the term ‘investment entity’, provide supporting guidance and require investment entities to measure investments in the form of controlling interests in another entity at fair value through profit or loss. Management does not anticipate a material impact on the group’s consolidated financial statements.
Amendment to IAS 32 “Financial instruments: Disclosure and presentation”
This amendment clarifies the circumstances in which companies may offset financial instruments on the statement of financial position. We do not expect that this amendment will have a material impact on our statement of financial position.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to various risks in relation to financial instruments including credit risk, liquidity risk and currency risk. Our risk management is coordinated by our managing directors. We do not engage in the trading of financial assets for speculative purposes. The most significant financial risks to which we are exposed include the following:
Credit risk
Our sales are currently concentrated with two customers and accordingly we are exposed to the possibility of loss arising from customer default. We are addressing this risk by monitoring our commercial relationships with these customers and by seeking to develop additional products for sale and entering into new partnerships.
Liquidity risk
We have been dependent on our shareholders to fund our operations. As described in note 1 of our financial statements, our ability to continue as a going concern is dependent on our ability to raise additional finance by way of debt and/or equity offerings to enable us to fund our clinical trial programs.
Currency risk
We are subject to currency risk, as our income and expenditures are denominated in euro and the U.S. dollar. As such we are exposed to exchange rate fluctuations between the U.S. dollar and the euro. We aim to match foreign currency cash inflows with foreign cash outflows where possible. We do not hedge this exposure. A 10% movement in the U.S. dollar versus euro exchange rate at December 31, 2013 would have the effect of increasing/decreasing net liabilities by approximately €0.2 million. As we incur clinical trial expenses in the United States in U.S. dollars, raise funds through licensing and collaboration revenue in U.S. dollars and commence sales of our products in the United States, we expect to have significant increases in cash balances, revenues and research and development costs denominated in U.S. dollars, while the majority of our cost of sales and operating costs are expected to remain denominated in euro. Accordingly, our exposure to exchange rates between the U.S. dollar and the euro is expected to increase significantly commencing in 2014 compared to 2013. Between January 2012 and December 2013, the exchange rate between the U.S. dollar and the euro ranged between $1.3814 per euro and $1.2089 per euro.

BUSINESS
Overview
We are a global, commercial stage, specialty pharmaceutical company, with late stage development programs targeting areas of significant unmet medical need. Our lead product candidates are XaraColl® for the treatment of post-operative pain and Cogenzia® for the treatment of diabetic foot infections. We plan to initiate Phase 3 trials for XaraColl and Cogenzia in the second half of 2014 with pivotal data for each expected in late 2015. CollaGUARD, for prevention of post-surgical adhesions, has been approved in 45 countries in Europe, Asia and emerging markets during the last 12 months and we will commence the pivotal trial required for approval in the United States in the first quarter of 2015. In 2013, we generated €3.5 million of sales from three marketed products: CollaGUARD, and two gentamicin implants for the prevention of post-operative infections, CollatampG and Septocoll. We utilize our proprietary collagen-based technology platform to develop our biodegradable and bioresorbable products and product candidates. We manufacture our products in our own commercial scale facility. We have strategic partnerships in place with large international healthcare companies, such as Takeda, Jazz Pharmaceuticals and Biomet which market certain of our approved products in Europe, Asia, the Middle East, Canada, Australia and Latin America. Our corporate headquarters are located in Athlone, Ireland.
Our first lead product candidate, XaraColl, is an implantable, bioresorbable collagen sponge designed to provide sustained post-operative pain relief through controlled delivery of bupivacaine at the surgical site. The worldwide post-operative pain market was estimated to be $5.9 billion in 2010. The current standard of care for the treatment of post-operative pain relies heavily on the use of opioids supplemented by other classes of pain medications, the combination of which is known as multi-modal pain therapy. However, 75% of patients receiving standard treatments still report inadequate post-operative pain relief and 79% of patients report adverse events from these medications. Opioid-related adverse events, such as nausea, constipation and respiratory depression, which are potentially severe, may require additional medications or treatments and prolong a patient’s hospital stay, thereby increasing overall treatment costs significantly. Additionally, opioids are highly addictive and induce drug resistance and tolerance. Given the negative side effects and costs associated with opioid use in particular, there is increasing focus from hospitals, payors and regulators on treatments that reduce opioid use in the treatment of post-operative pain. We believe XaraColl addresses these concerns and is well positioned to become a cornerstone component of effective multi-modal treatment of post-operative pain.
XaraColl has been studied in four completed Phase 2 clinical trials enrolling approximately 184 patients, including 103 patients in two Phase 2 trials in hernia repair at doses of 100 mg and 200 mg of bupivacaine. Results from both trials demonstrated that XaraColl reduces both pain intensity and opioid consumption with the 200 mg dose resulting in an overall greater combined effect at 48 hours. XaraColl-treated patients in the 100 mg dose trial experienced significantly less pain through 24 hours (44% reduction; p = 0.001), 48 hours (37% reduction; p = 0.012) and 72 hours (34% reduction; p = 0.030). In our subsequent 200 mg dose trial, XaraColl demonstrated a statistically significant reduction in opioid consumption through 24 and 48 hours (44% reduction at 24 hours, p = 0.004, and 36% reduction at 48 hours, p = 0.042), and demonstrated a statistical trend in reduction in pain intensity through 24 hours (p = 0.080). When we apply the Silverman method, a validated statistical analysis that integrates the patient’s pain intensity with opioid consumption, to these results, the 100 mg dose trial demonstrated a statistically significant reduction at 24 hours (p = 0.013) and the 200 mg dose trial demonstrated a statistically significant reduction at both 24 and 48 hours (p = 0.005 and p = 0.039, respectively) as well as a statistical trend through 72 hours (p = 0.07). These results are indicative of a clear dose-related response. The primary endpoint in our two planned Phase 3 trials will use this integrated Silverman method assessment of pain and opioid consumption, as agreed to with the FDA in our end-of-Phase 2 meeting. In these trials, we will test both 200 mg and 300 mg doses in hernia repair. If a further dose response is observed in Phase 3, we believe statistical significance may be achieved at 72 hours for the 300 mg dose. This outcome may lead to a broad surgical label for XaraColl that will include both effective pain relief and a reduction in opioid consumption through 72 hours resulting in a clear competitive advantage over currently available treatments. We plan to initiate these Phase 3 clinical trials for XaraColl in the second half of 2014, with pivotal data from the first trial expected in the first half of 2015 and from the second trial in the second half of 2015. We expect to file an NDA for XaraColl in the first half of 2016. We have protected XaraColl through various patents and patent applications, including a U.S. patent extending through 2029.
Our second lead product candidate, Cogenzia, is a topically applied, bioresorbable collagen sponge used for the treatment of DFIs. Cogenzia is designed to release a high dose of gentamicin directly at the site of DFIs. There is a significant unmet medical need for more effective treatments of DFIs. Patients suffering from DFIs face a high rate of treatment failure, leading to hospitalization, and potentially limb amputation, which has a five-year mortality rate as high as 80%. Of the approximately 26.6 million patients globally who suffered a diabetic foot ulcer in 2013, 58%, or approximately 15.5 million, developed a DFI. DFIs are currently treated with systemic antibiotic therapy. However, peripheral vascular disease, or PVD, a frequent comorbidity of diabetes, leads to reduced blood flow to the extremities thereby rendering systemic antibiotic therapy less effective in this patient population. Published data demonstrates that systemic antibiotics have a treatment failure rate of approximately 30% to 50%. Patients with a DFI face hospitalization risk that is more than 55 times higher and risk of amputation more than 150 times higher than diabetic patients with uninfected foot ulcers. The direct cost of an amputation associated with the diabetic foot is estimated to be between $30,000 and $60,000. In addition, major amputation is associated with mortality rates as high as 40% within one year and 80% within five years. We believe Cogenzia, when used in combination with standard systemic antibiotic therapy, addresses this significant unmet need and will provide substantially higher infection cure rates than obtained from systemic therapy alone. Cogenzia acts by delivering a high dose of gentamicin directly to the wound site at a concentration that achieves broad eradication of both Gram positive and Gram negative bacteria, including methicillin-resistant Staphylococcus aureus, or MRSA, all of which may be present in DFIs. Delivering gentamicin topically avoids the toxicity side effects associated with systemic dosing, and enables the drug to be used in higher concentrations thus maximizing its effectiveness across a broader range of bacteria.
Cogenzia has been studied in a multicenter, randomized, placebo-controlled Phase 2 trial involving 56 patients with moderately infected DFIs. Cogenzia, administered in conjunction with systemic antibiotic therapy, achieved a 100% clinical cure rate compared to 70% cure rate for patients who received systemic antibiotic therapy alone, which was a statistically significant difference (p < 0.025). In addition, Cogenzia achieved complete baseline pathogen eradication of 100% of all microbes present at the wound site for all patients treated and a reduced time to pathogen eradication (both statistically significant: p < 0.038, and p ≤ 0.001, respectively). This is a critically important outcome as these results provide practitioners with a comfort level that treatment with Cogenzia results in wounds that not only appear to be free of infection, but actually have achieved complete eradication of the pathogens. Treatment with systemic antibiotic therapy alone frequently results in wounds that appear to have achieved a clinical cure of infection, but still carry residual pathogens, often leading to rapid reinfection. Since a diabetic foot ulcer cannot heal in the presence of pathogens, treatment with Cogenzia has the potential to provide practitioners with a more effective wound healing platform. We have confirmed the regulatory path for Cogenzia with the FDA under a special protocol assessment, or SPA. Our protocols for these trials have also been accepted by the European Medicines Agency, or EMA. We plan to initiate these trials in the second half of 2014 with pivotal data expected in late 2015. We expect to file an NDA in the first half of 2016 and we will also seek approval from the EMA for Cogenzia at that time. We intend to submit Cogenzia for designation under the FDA’s Fast Track program for the treatment of DFIs as an area of substantial unmet medical need. In addition, we plan to further expand the market opportunity for Cogenzia by conducting additional Phase 2 trials for the prevention of DFIs as well as for the treatment of infected, or at risk of infection, wounds such as venous ulcers, burns and bed sores, among others. Expansion of the market opportunity for Cogenzia into the prevention of DFIs would widen the potential use of the product to cover the entire diabetic foot ulcer patient population.
We maintain full rights to Cogenzia in the United States and Europe and, upon obtaining marketing approval, intend to commercialize the product in the United States, and potentially in Europe, using our own specialized sales and marketing organization focused on high volume wound treatment centers and podiatrists. Cogenzia has been approved recently in Saudi Arabia and Jordan and we expect approvals in additional countries, over the next 12 months. We plan to enter into a partnership to market and distribute Cogenzia in all emerging market countries. We have filed five patent applications for Cogenzia in the United States, Europe, Canada, Australia and Japan, all of which are currently in the examination phase. If and when our patents are issued, we expect patent protection for Cogenzia in the United States and Europe to expire at the earliest in 2031.
CollaGUARD is our transparent, bioresorbable collagen film for the prevention of post-operative adhesions in multiple surgical applications, including digestive, colorectal, gynecological and urological surgeries. The global market for anti-adhesion products was estimated at approximately $1.7 billion in 2012, and is projected to grow to $2.8 billion by 2018. We believe that CollaGUARD’s unique combination of features for optimal handling, ease-of-use, hemostatic properties and anti-adhesion performance sets it apart from its competitors. Unlike competitive products, CollaGUARD can be used in both open and laparoscopic procedures. CollaGUARD is highly robust and can withstand suturing or stapling if required during a procedure and is fully biodegradable and is designed to be safely and completely resorbed over approximately three to five weeks post implantation. CollaGUARD is also transparent which allows for constant visibility of the surgical field. In addition, CollaGUARD is highly stable at room temperature and has a four year shelf life.
CollaGUARD is regulated as a Class III device in the United States and will require a single pivotal clinical trial for PMA by the FDA. We intend to hold a pre-IDE meeting with the FDA to discuss and finalize trial design for CollaGUARD in the fourth quarter of 2014 and commence this pivotal trial in the first quarter of 2015. CollaGUARD has already been approved in 45 countries in Europe, Asia and emerging markets during the past 12 months and we are preparing for a launch of the product in many of these territories through our established distribution partners, such as Takeda, which are expected to launch and distribute CollaGUARD in over 20 countries beginning in the second quarter of 2014. We submitted a family of patent applications aimed at protecting CollaGUARD on an international basis, including the United States, which are currently in the examination phase. If issued, these patents are expected to expire at the earliest in 2033 in the United States.
All of our products and product candidates are based on our proprietary collagen-based technology platform, which includes CollaRx®, a lyophilized sponge which is the basis of our XaraColl and Cogenzia products, and CollaFilm®, a film cast membrane which is the basis of CollaGUARD. Our technology is well established with a long history of safe and effective use. We utilize highly purified, biocompatible, biodegradable and fully bioresorbable type-1 bovine and equine collagen. Type 1 collagen is the primary fibril-forming collagen in bone, dermis, tendons and ligaments and is the most abundant protein in the human body. Our collagen plays an integral role in the repair and replacement of both soft and hard tissue by providing an extracellular scaffold, stimulating certain growth factors and promoting tissue healing. Our proprietary processes and technologies also enable us to finely control the texture, consistency, drug elution dynamics, resorption time and other physical characteristics of the finished product. These characteristics provide us with the ability to tailor our products characteristics to best meet the specific unmet medical need and provide clinically meaningful advantages over competing products. Our technologies have been fully scaled up and in some cases commercialized and our manufacturing processes are well controlled and cost efficient. Our products are manufactured in our own commercial scale facility.
Our Strategy
Our goal is to be a leading, fully integrated, specialty pharmaceutical company focused on the development, commercialization and manufacture of pharmaceutical and medical products based on our proprietary collagen-based technology platform. The key elements of our strategy are to:
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  Develop XaraColl for treatment post-operative pain.   We are plan to initiate our two planned Phase 3 trials for XaraColl in the second half of 2014, as established with the FDA at our end-of-Phase 2 meeting. We expect pivotal data from our first trial in the first half of 2015 and from our second trial in late 2015.
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  Develop Cogenzia for the treatment of DFIs.   We are focused on commencing two planned Phase 3 trials in patients with moderate to severe DFIs in the second half of 2014, as agreed with the FDA under an SPA, the design of which has also been accepted by the EMA, with pivotal data expected in late 2015. We also plan to further pursue developing Cogenzia for the prevention of DFI as well as the prevention and treatment of infections in wounds, such as venous ulcers, burns and bed sores.
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  Develop CollaGUARD for prevention of post-surgical adhesions.    CollaGUARD, already approved in Europe and other parts of the world, is regulated by the FDA as a Class III device and we plan to commence a single pivotal clinical trial for PMA in the first quarter of 2015, after our pre-IDE meeting with the FDA, expected to occur in the fourth quarter of 2014. We expect that this approval, if obtained, will enable promotion of CollaGUARD for broad surgical application in the United States.
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  Enter into and leverage strategic partnerships for the development and commercialization of our products and product candidates.   We have entered, and intend to enter, into additional strategic partnerships for the development and commercialization of XaraColl, Cogenzia outside of the United States and Europe, CollaGUARD in numerous additional countries, and certain of our other marketed products with partners in various countries around the world. We believe that selectively partnering with healthcare companies who are well positioned to commercialize our products in specific markets will allow us to optimize our ability to obtain a greater return from our portfolio of products and product candidates.
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  Establish our own sales and marketing capabilities to commercialize Cogenzia in the United States and potentially in Europe.   Upon approval of Cogenzia in the United States for the treatment of DFIs, we intend to establish our own specialized sales and marketing organization focused on high volume wound treatment centers and podiatrists. This sales force will also market Cogenzia for other indications, if approved.
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  Manufacture all of our products and product candidates, including, XaraColl, Cogenzia and CollaGUARD.   We plan to manufacture exclusively all clinical and commercial global supply of our products and product candidates in our facility in Saal, Germany. This facility is currently approved for the manufacture of all of our approved products in Europe, Canada, Australia, the Middle East and elsewhere outside of the United States. We believe we currently have adequate production capability to support our current production needs and planned clinical trials for XaraColl and Cogenzia. We expect to complete the expansion of our production facility by the second half of 2016 to increase capacity significantly. We intend to seek FDA approval of our manufacturing processes and facilities. We believe that our ability to manufacture our products ourselves allows us to control more effectively the quality and cost of manufacturing, which in turn will enable us to achieve higher operating margins, providing us and our partners with a marketing advantage.
Our Products
Our current late-stage product candidate pipeline is summarized in the table below:

*
  Takeda for Canada, Mexico, Russian Federation, Belarus, Ukraine, Moldova, Kazakhstan, Kyrgyzstan, Tajikistan, Uzbekistan, Turkmenistan, Azerbaijan, Armenia, Georgia and Mongolia; Pioneer for The People’s Republic of China (including Hong Kong, Macau and Taiwan), Vietnam, Cambodia, Malaysia, Singapore, Indonesia, Brunei Darussalam, Laos and Myanmar; and other smaller partners for various territories.
**
  Approved in Saudi Arabia and Jordan; filed for approval in Russia, Mexico, India, Canada, Australia and Argentina.
***
  Approved in 45 countries within Europe, Asia and emerging markets.
XaraColl
XaraColl is an implantable, bioresorbable collagen sponge designed to provide sustained post-operative pain relief through the controlled local delivery of bupivacaine at the surgical site, thereby reducing the need for systemic opioids in the treatment of post-operative pain. Bupivacaine is a local anesthetic that blocks propagation of nerve signals via sodium channel antagonism. XaraColl is designed to:
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  provide an initial rapid burst of bupivacaine followed by slower, sustained release that delivers effective analgesia over a 48 to 72 hour period, the crucial timeframe that impacts a patient’s quality and duration of recovery;
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  provide safe and effective pain relief as part of a multi-modal therapy;
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  reduce opioid use and related adverse events;
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  target both the incisional and deep visceral pain components associated with moderate and major surgery;
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  reduce patient costs, including those associated with length of hospital stay;
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  be used in both open and laparoscopic surgery; and
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  be easily positioned at different layers within the surgical wound.
XaraColl is Phase 3 ready and we have agreed with the FDA on our proposed Phase 3 development plan which consists of two placebo-controlled, double-blind, Phase 3 efficacy and safety trials in open hernia repair and a single-blind Phase 3 pharmacokinetic and safety trial to be conducted prior to the first Phase 3 efficacy trial. We filed an investigational new drug, or IND, application for XaraColl in February 2007 for use in post-operative analgesia. We expect to commence Phase 3 clinical trials for XaraColl in the second half of 2014, with pivotal data expected in late 2015. We are planning to enter into distribution and marketing arrangements with one or more partners to distribute XaraColl in the United States, Europe and worldwide. XaraColl is protected through various patents and patent applications, including a broad U.S. patent extending through 2029.
XaraColl was developed using our proven and commercialized collagen sponge matrix technology, CollaRx. XaraColl is an intraoperative implant that is fully bioresorbable, and delivers of the local anesthetic, bupivacaine, directly to the surgical site. XaraColl is designed to provide post-operative analgesia for up to 72 hours after surgery, which is considered the crucial timeframe that impacts a patient’s quality and duration of recovery. By placing XaraColl directly in contact with the traumatized tissue surfaces, surgeons can sustain an effective drug concentration at both the visceral and incisional sites of surgical wound pain.
Post-operative Pain Market Overview
There are approximately 46 million inpatient and 53 million outpatient surgeries performed in the United States each year. The worldwide post-operative pain market was estimated to be $5.9 billion in 2010. Traditionally, the standard of care for the treatment of post-operative pain relied heavily on the use of opioids supplemented by other classes of pain medications and delivery mechanisms, including non-steroidal anti-inflammatory drugs, or NSAIDs, acetaminophen and wound infiltration with local anesthetics, the combination of which is known as multi-modal pain therapy. However, 75% of patients receiving standard treatments still report inadequate post-operative pain relief and 79% of patients report adverse events from these medications. Unrelieved acute pain can lead to longer post-operative recovery time, delayed ambulation, higher incidence of surgery related complications, increased intensive care unit and hospital length of stays, hospital readmission, progression from acute to chronic pain and reduced levels of daily functioning. The table below summarizes the properties of various options available for the treatment of post-operative pain.
Properties of Post-operative Pain Management

Treatment	Administration	Duration of Action	Reported Adverse Events
Opioids	Constant Infusion / Multiple Administrations	4-6 hours	Sedation, dizziness, nausea, vomiting, constipation, physical dependence, tolerance, and respiratory depression
PCA and Elastomeric Bag Systems	Constant Infusion / Multiple Administrations	Dependent on device settings and duration of use	May introduce catheter-related issues such as infection
NSAIDs	Constant Infusion / Multiple Administrations	4-6 hours	Increased risk of bleeding and gastrointestinal and renal complications
Acetaminophen	Constant Infusion / Multiple Administrations	6-8 hours	Liver toxicity
Local Anesthetics	Single	≤8 hours	Mild
Injectable Suspensions	Single	Up to 24 hours (per label)	Mild
XaraColl	Single	Up to 48-72 hours	Mild

•
  Opioids.   Opioids, such as morphine, are the mainstay of post-operative pain management, but are associated with a variety of unwanted and potentially severe side effects, leading healthcare practitioners to seek opioid-sparing strategies for their patients. Opioid side effects include sedation, nausea, vomiting, urinary retention, headache, itching, constipation, cognitive impairment, respiratory depression and death. Most importantly, opioids are highly addictive and induce drug resistance and tolerance. These side effects may require additional medications or treatments and prolong a patient’s stay in the post-anesthesia care unit and the hospital or ambulatory surgery center, thereby increasing overall treatment costs significantly.
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  PCA and Elastomeric Bag Systems.   Opioids are often administered intravenously through patient-controlled analgesia, or PCA, systems in the immediate post-operative period. PCA post-operative pain management for three days can cost up to $500, excluding the costs of treating opioid complications. In an attempt to reduce opioid consumption, many hospitals employ elastomeric bag systems designed to deliver bupivacaine to the surgical area through a catheter over a period of time. This effectively extends the duration of bupivacaine in the post-operative site, but has significant shortcomings. PCA systems and elastomeric bag systems are clumsy and difficult to use, which may delay patient ambulation and introduce catheter-related issues, including infection. In addition, PCA systems and elastomeric bags require significant additional hospital resources to implement and monitor.
•
  NSAIDs.   NSAIDs are considered to be useful alternatives to opioids for acute pain relief because they do not produce respiratory depression or constipation. Despite these advantages, the use of injectable NSAIDs, such as ketorolac and ibuprofen, is severely limited in the post-operative period because they increase the risk of bleeding and gastrointestinal and renal complications.

•
  Acetaminophen.   Oral and suppository formulations of acetaminophen have long been used to manage pain, including pain in a post-operative setting. Recently, the FDA approved an IV formulation of acetaminophen, Ofirmev, for the management of post-operative pain to avoid the slow onset of the analgesic effects after oral delivery. Acetaminophen is considered not only a viable alternative to NSAIDs, but also can be combined with NSAIDs for an additive effect. However, in any formulation, acetaminophen increases the risk of liver damage or failure which limits the ability to administer it at high dosages or over an extended period of time.
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  Local Anesthetics.   Treatment of post-operative pain typically begins at the end of surgery, with local anesthetics, such as bupivacaine, administered by local infiltration. Though this infiltration provides a base platform for the treatment of post-operative pain for the patient, efficacy of conventional bupivacaine and other available local anesthetics is limited, lasting approximately eight hours or less. As local infiltration is not practical after the surgery is complete, and as surgical pain is greatest in the first few days after surgery, additional therapeutics are required to manage post-operative pain.
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  Injectable Suspensions.   Exparel®, a liposomal injection of bupivacaine, indicated for administration in the surgical site to produce post-operative analgesia, was commercially launched in the United States in 2012. Exparel has demonstrated significant reduction in pain intensity up to 24 hours post surgery. However, between 24 and 72 hours after administration, as per its label, Exparel showed minimal to no difference on mean pain intensity when compared to placebo. Exparel has a shelf life of 30 days at room temperature and must be stored under refrigerated conditions.
XaraColl’s Approach.   Given the negative side effects and the costs associated with opioid use in particular, there is an increasing focus from hospitals, payors and regulators on treatments that reduce opioid use for the treatment of post-operative pain. We believe that XaraColl, in combination with NSAIDs, acetaminophen and/or local anesthetics, has the potential to become a cornerstone in the treatment of post-operative pain, focusing on opioid reduction or elimination.
XaraColl Clinical Data
XaraColl has been studied in four completed Phase 2 clinical trials enrolling 184 patients, including 103 patients in two Phase 2 trials in hernia repair at doses of 100 mg and 200 mg of bupivacaine. Results from both trials demonstrated that XaraColl reduces both pain intensity and opioid consumption with the 200 mg dose resulting in an overall greater combined effect at 48 hours.
Phase 2 Clinical Trials in Open Hernia Repair
We conducted two independent, multicenter, double-blind, placebo-controlled trials to evaluate the efficacy and safety of XaraColl in men undergoing unilateral inguinal hernia repair by open laparotomy. Our primary efficacy endpoints in the trials were (i) SPI and (ii) the total consumption of opioid analgesia, or TOpA (mg of IV morphine equivalent), each analyzed at 24, 48 and 72 hours after surgery, respectively.
In the first trial, we randomized 53 patients to receive either two XaraColl 50 mg sponges for a total dosage of 100 mg bupivacaine (24 patients) or two placebo sponges (29 patients). In all cases, one sponge was placed beneath the hernia repair mesh and the second placed below the laparotomy incision. During patient recovery, immediate post-operative pain was treated with intravenous morphine at incremental doses of 1 to 2 mg, as needed to achieve pain control. Once patients could tolerate oral medication, they were provided with opioid tablets as rescue analgesia and instructed to take only if necessary for breakthrough pain. Patients assessed their post-operative pain intensity after aggravated movement (cough) on a 0 to 100 mm visual analogue scale at regular intervals through 72 hours. Their use of supplementary opioid medication was also recorded. Safety was assessed through 30 days. XaraColl-treated patients in this first trial experienced significantly less pain through 24 hours

(44% reduction; p = 0.001), 48 hours (37% reduction; p = 0.012) and 72 hours (34% reduction; p = 0.030). They also took less opioid medication through each time point (25%, 16% and 17% reduction, respectively), although these reductions were not statistically significant (p = 0.123, 0.359, and 0.396, respectively).
Based on the safety and efficacy results we observed at the 100 mg dose, we conducted a second multicenter, double-blind, placebo-controlled hernia repair trial, implanting two XaraColl 100 mg sponges for a total dosage of 200 mg. We enrolled 50 patients, 25 randomized to each group, and performed the same efficacy analyses as the first trial. In this second trial, XaraColl-treated patients took significantly less opioid medication through 24 hours (44% reduction; p = 0.004) and 48 hours (36% reduction; p = 0.042), with a trend towards statistical significance at 72 hours (31% reduction; p = 0.094). Of the patients that received XaraColl, 16% did not require any opioid rescue analgesia, compared to 0% in the control group. Although XaraColl-treated patients in the 200 mg also reported less pain (22%, 18%, and 19% reduction through 24, 48, and 72 hours, respectively) these results were not statistically significant. These results are in contrast to the pain intensity results achieved in the 100 mg trial where statistical significance was demonstrated for this parameter.
The scientific literature reveals two main approaches for assessing the efficacy of post-operative analgesics. Published methods generally are based either on the patient’s need for supplementary analgesia to control their pain adequately, or on the patient’s self-reporting of pain using a validated assessment tool, such as a complete visual analog scale or numeric rating scale. However, both types of approaches have well characterized limitations. Concerns about toxicity, fear of addiction or over-sensitivity to side effects cause some patients to choose to suffer more pain rather than take adequate doses of post-operative analgesia (particularly opioids), whereas others will choose to dose more liberally. Recognizing these limitations, a group of highly regarded researchers developed an integrated outcome variable that takes both pain intensity and use of supplementary (or “rescue”) analgesia into account to serve as an endpoint for assessing efficacy, known as the Silverman method. They developed a single, integrated endpoint, validated in pain studies, that integrates and weights the patient’s pain score and use of rescue analgesia equally. By integrating both types of traditional endpoints in this manner, the results can take into account a patient’s choice to suffer more pain or take higher dosages of rescue analgesia.
Patients who received XaraColl in the 200 mg trial demonstrated a statistically significant reduction in opioid consumption while those in the 100 mg trial did not. In contrast, patients who received XaraColl in the 100 mg trial demonstrated a statistically significant reduction in pain scores through 72 hours while those in the 200 mg trial did not. We believe that such seemingly conflicting results are a relatively common feature of pain trials due to the highly subjective nature of pain and the other factors discussed above. Thus we believe and, following our end-of-Phase 2 meeting, the FDA has agreed, that by applying the Silverman method and integrating both pain intensity and opioid consumption into a single endpoint rather than assessing a single parameter alone, we can generate a more meaningful interpretation of trial results.
Based on this integrated endpoint, a statistically significant treatment effect was achieved for the 100 mg dose through 24 hours (p = 0.013) and 48 hours for the 200 mg dose (p = 0.039). In addition, a statistical trend (p = 0.078) was demonstrated over the full 72 hours for the 200 mg dose. Importantly, the integrated endpoint, assessing both pain intensity and opioid consumption, demonstrates a clear dose response in both of our hernia repair trials. In the 100 mg dose trial, the duration of statistically significant post-operative analgesia was extended through 24 hours while in the higher 200 mg dose trial, it was demonstrated through 48 hours. We believe these results demonstrate the incremental effectiveness of XaraColl as the dosage was raised from 100 mg to 200 mg. Additional evidence of this dose response was observed in the increased number of patients who did not require any opioid medication and in the reduced number of opioid related side effects in the 200 mg dose trial compared to the 100 mg dose trial. We intend to use this integrated endpoint in our Phase 3 trials, in which we will test XaraColl in hernia repair at both the 200 mg dose that demonstrated statistical significance at 48 hours and also at a higher dose of 300 mg. We believe, based on the dose response observed in our Phase 2 trials for the integrated endpoint, a further dose response in Phase 3 could lead to statically significant post-operative analgesia being demonstrated through 72 hours. In addition, we believe that the 300 mg dose could lead to a further increase in the number of patients not requiring any opioid medication to manage their post-operative pain and a more pronounced overall reduction in side effects. Such results, we believe, could result in a compelling competitive positioning of XaraColl as a cornerstone component of effective treatment for post-operative pain.
Results from the efficacy analyses, including the integrated endpoint, are presented in the table below. p-values of less than or equal to 0.05, representing a less than a 5% probability that the observed difference occurred by chance alone, were considered statistically significant and p-values larger than 0.05, but less than or equal to 0.10, were considered a statistical trend.
Efficacy of XaraColl in Open Hernia Repair
Observed Treatment Effect vs. Placebo Control
Summed Pain Intensity (SPI)

	100 mg trial (n = 53)			200 mg trial (n = 50)
Efficacy Endpoint	Mean reduction	p-value		Mean reduction	p-value
24 hours	44%	0.001	*	22%	0.080	**
48 hours	37%	0.012	*	18%	0.178
72 hours	34%	0.030	*	19%	0.184

Total Use of Opioid Analgesia (TOpA)

	100 mg trial (n = 53)		200 mg trial (n = 50)
Efficacy Endpoint	Mean reduction	p-value	Mean reduction	p-value
24 hours	25%	0.123	44%	0.004	*
48 hours	16%	0.359	36%	0.042	*
72 hours	17%	0.396	31%	0.094	**

Integrated Endpoint: Summed Pain Intensity and Total Use of Opioid Analgesia(1) (I-SPI-TOpA)

	100 mg trial (n = 53)		200 mg trial (n = 50)
Efficacy Endpoint	p-value		p-value
24 hours	0.013	*	0.005	*
48 hours	0.097	**	0.039	*
72 hours	0.136		0.078	**

(1)
  based on Silverman method
*
  statistically significant
**
  statistical trend
Patients experiencing an opioid-related adverse event in the United States had a 55% longer hospital stay than those without such events, 47% higher hospitalization cost, a 36% increased risk of 30-day readmission and a 3.4 times greater risk of in-patient mortality in 2013. Importantly, we also observed that at the higher 200 mg dose, 16% (4/25) of patients did not require any opioid rescue analgesia throughout the 72 hours, compared to 0% in the corresponding placebo control group. Accompanying the significantly reduced use of rescue analgesia, we also observed a 52% reduction in the number of patients who reported any adverse event commonly associated with consumption of opioids. Furthermore, we found that nausea events reported by XaraColl-treated patients were generally less severe and of shorter duration, while more patients in the control group received antiemetic medication for nausea. We believe that increasing the dosage of XaraColl from 200 mg to 300 mg in Phase 3, may result in a higher number of patients avoiding taking any opioid medication than was observed in Phase 2 as well as a further reduction in opioid-related adverse events.

In both trials, XaraColl was generally considered safe and well tolerated. Most adverse events reported by patients were considered mild and none were considered related to XaraColl. The most commonly reported adverse events included headache, rash and gastrointestinal effects such as nausea and constipation.
Phase 2 Clinical Trial in Open Gynecological Surgery
In 2008, for the purpose of comparing the clinical performance of XaraColl with the then-leading, commercially-available product, we designed and conducted a randomized, multicenter trial to compare the efficacy of XaraColl with ON-Q. Prior studies had reported reduced use of opioid analgesia in patients fitted with ON-Q. However, the device is expensive, requires subsequent removal of the indwelling catheter by nursing/hospital staff and is relatively cumbersome.
In our trial, we randomized 27 women undergoing total abdominal hysterectomy or similar open gynecological surgery to receive either three XaraColl 50 mg implants (150 mg total dose divided between the vaginal vault, the peritoneal incision, and along the rectal sheath), or ON-Q (900 mg bupivacaine continuously perfused post-operatively over 72 hours). Following surgery, patients had access to intravenous morphine via a PCA pump as rescue analgesia for the first 24 hours and to oral opioid medication thereafter. Cumulative use of opioid analgesia was compared across treatment groups through 24, 48, 72, and 96 hours after surgery, as described in the table below.
Performance of Three XaraColl 50mg Implants (150 mg) vs. ON-Q Painbuster
900 mg Continuous Perfusion

	Mean Total Use of Opioid Analgesia (TOpA; mg IV morphine equivalent)
Time Post-operative	On-Q 900 mg (n=13)	XaraColl 150 mg (n=14)	Mean reduction	p-value
24 hours	67.0	46.9	30%	0.067	*
48 hours	74.9	55.4	26%	0.100	*
72 hours	85.4	62.0	27%	0.089	*
96 hours	90.8	67.9	25%	0.129

*
  statistical trend
Despite delivering only one-sixth (17%) of the total ON-Q bupivacaine dosage, we demonstrated that XaraColl was potentially more effective in providing post-operative analgesia than continuous bupivacaine infusion over 72 hours, with statistical trends towards reduced opioid consumption in favor of XaraColl through 24, 48, and 72 hours. We concluded that by implanting XaraColl at different depths within the surgical wound, we can target delivery of anesthetic to the major sites of surgical trauma more efficiently than is possible with continuous infusion via an indwelling catheter with at least equivalent effectiveness.

Phase 1 Trials
We conducted an open-label, single site, Phase 1 pharmacokinetic and safety trial in 12 women undergoing total abdominal hysterectomy for a non-cancerous condition. Pharmacokinetic trials study the interactions of a drug and the body in terms of its absorption, distribution, metabolism and excretion. Three XaraColl 50 mg sponges (150 mg total dose) were implanted; the first over the vaginal vault, the second along the line of peritoneal closure, and the third along the line of rectal sheath closure. Serum samples were obtained through 96 hours for pharmacokinetic analysis and safety was assessed through 30 days. Patients were maintained on a non-opioid oral analgesic regimen according to institutional standards through 96 hours and also given access to intravenous morphine via PCA during the first 24 hours. Pain intensity was assessed at regular intervals using a 100 mm visual analog scale. XaraColl exhibited a biphasic and sustained release pharmacokinetic profile with an early peak typically observed within the first 2 hours followed by a second, generally higher peak up to 24 hours later. The individual maximum serum concentrations ranged from 0.14 to 0.44 µg/ml (mean 0.22 µg/ml), which are well below the accepted neuro- and cardiotoxicity thresholds for bupivacaine. Patient use of PCA morphine for breakthrough pain compared favorably with institutional experience and pain scores were generally low. XaraColl was considered safe and well tolerated at a dose of 150 mg.
Phase 3 Development and Registration Trials
We plan to conduct sequentially two Phase 3 efficacy trials, each with 240 patients undergoing open hernia repair. The first trial will be a double-blind safety and efficacy trial versus placebo control with the option of testing XaraColl at both a 200 mg and 300 mg dose. The second trial will be a confirmatory safety and efficacy trial at the preferred dose. In addition, we plan to conduct a single-blind pharmacokinetic trial with routine neurological and cardiac safety assessments prior to the first trial. We agreed to this Phase 3 development plan for our XaraColl NDA submission with the FDA at an end-of-Phase-2 meeting. In planning our proposed approach for Phase 3, we carefully considered our Phase 2 data to develop a risk-minimized strategy that could also yield possible labeling advantages over competing products. We decided to conduct our Phase 3 trials exclusively in patients undergoing open hernia repair, where XaraColl has already demonstrated statistically significant efficacy in Phase 2 at a dose of 200 mg. We believe that, given the dose response observed in Phase 2, testing a higher dose of 300 mg could lead to further reduction in pain intensity and opioid consumption as well as extension of the duration of effective post-operative analgesia. In Phase 2, we observed that by increasing the dose from 100 mg to 200 mg, the duration of effective post-operative analgesia was extended from 24 hours to 48 hours. If a similar dosage response is observed in Phase 3, it is possible that a XaraColl dose of 300 mg could lead to effective post-operative analgesia being obtained through 72 hours post-surgery. Given our demonstrated safety profile, we expect that upon successful completion of the Phase 3 trials and FDA approval, we will be able to market XaraColl in the United States for broad post-operative analgesia, with specific dosage instructions for hernia repair. Based on the results of our Phase 2 trials in open hernia repair, we proposed, and the FDA agreed to, an integrated primary endpoint that assesses both pain scores and use of opioid analgesia as a single parameter based on the Silverman method. We believe that this integrated endpoint will reduce the risk of failing to meet individual endpoints based either on pain scores or opioid use alone. Importantly, both our Phase 2 open hernia repair trials demonstrated both a strong dosage response and a statistically significant treatment effect using this integrated endpoint, despite the sample sizes being substantially smaller and at a 50% lower dosage than we plan to test in the first Phase 3 trial. In addition, we will seek to have this integrated endpoint support opioid reduction as a component of the product’s efficacy within the approved label, potentially providing a competitive advantage over products without such label. Given the increase in hospital stays and overall cost associated with opioid related adverse events, we believe that being able to promote the product to reduce these adverse events will further differentiate XaraColl from other products in this space.
The FDA also confirmed that we could generate the necessary pivotal pharmacokinetic data compared to a bupivacaine wound infiltration in a separate, single-blind trial to be conducted prior to the first Phase 3 trial. Such data is needed for a 505(b)(2) NDA, which we intend to submit for XaraColl (described further under “Business—United States Drug Development and Review—FDA Review and Approval

Process”) but would be difficult to collect in a Phase 3 efficacy trial as most patients will be discharged and unavailable for regular blood sampling through 72 hours. The FDA agreed that we could also use this trial to perform continuous electrocardiogram monitoring through 24 hours, which is standard safety data that must be collected and analyzed for drugs with known cardiac toxicity such as bupivacaine.
We intend to expand XaraColl into markets outside the United States, including Europe, and we will conduct clinical studies required to support such marketing authorization applications following approval of XaraColl in the United States, if obtained.
Cogenzia
Cogenzia, is a topically applied, bioresorbable collagen sponge used for the treatment of DFIs. Cogenzia is designed to release a high dose of gentamicin directly at the site of DFIs. After surgical debridement to remove any necrotic tissues, the Cogenzia sponge is applied daily to the DFI and covered with a secondary wound dressing. Cogenzia is highly flexible and will take the shape of the wound bed, minimizing exudate build-up. A high local concentration of gentamicin penetrates the wound directly, delivering an optimal concentration of drug precisely where it is needed with minimal systemic absorption. The type-1 collagen in Cogenzia, manufactured using our proprietary technologies, is a natural and well-established biocompatible material that can help stimulate the growth of new tissue in the wound bed and accelerate the natural process of wound healing.
Gentamicin is typically delivered systemically which limits maximum possible dosage levels due to its adverse effects and toxicity risks on patients at higher dosage levels. Therefore, it has historically only been used to treat Gram negative bacteria. However, gentamicin’s antibacterial efficacy is concentration dependent, and at higher dose levels has been shown to provide broad spectrum coverage of both Gram positive and Gram negative bacteria including methicillin-resistant Staphylococcus aureus, or MRSA, all of which may be present in DFIs.
The chart below compares published information of the estimated gentamicin concentration levels achievable by delivering gentamicin locally with Cogenzia vs. the peak safe serum levels obtained from systemic delivery. In a published study by Stemberger et al, it was demonstrated that gentamicin begins to achieve broad spectrum microbial coverage at 16 ug/ml and reaches complete broad spectrum coverage at concentrations of >512 ug/ml, both of which exceed the maximum safe peak serum level of gentamicin when delivered systemically (10-12 ug/ml). According to a publication by Dr. Benjamin Lipsky et al, Cogenzia is expected to deliver local concentrations of gentamicin of approximately 1000 ug/ml, which far exceeds the concentration required to achieve complete broad spectrum coverage facilitating eradication of all pathogens present at the infected wound site.

Comparison of Achievable
Local vs. Systemic Concentrations of Gentamicin

Concentration required for complete broad spectrum coverage
Concentration required for broad spectrum activity (Gram positive & Gram negative)
1000 ug/ml
10 ug/ml
Gentamicin Concentration (ug/ml)
1100
1000
900
800
700
600
500
400
300
200
100
0
Local Administration: Projected Local Concentrations from Cogenzia at Wound Site
Systemic Administration: Peak Serum Levels

These data demonstrate that Cogenzia is able to deliver a far higher dose of gentamicin locally at the infection site than can be achieved by systemic delivery, providing broad spectrum coverage of bacteria safely without the side effects and toxicity risks associated with systemic delivery at higher dosage levels, while minimizing the risk of resistance. There are currently no topical agents approved for the treatment of DFIs. We believe this topical route of administration, in combination with systemic antibiotic therapy, has the potential to become the standard of care first line treatment of all types of DFIs, including mild, moderate and severe infections.
We filed an IND for Cogenzia in November 2006 for the adjuvant treatment of lower extremity skin and skin structure infections in diabetic patients. Cogenzia is Phase 3-ready, and the clinical protocols for our Phase 3 registration trials have been agreed upon with the FDA under an SPA, and have also been accepted by the EMA. We intend to submit Cogenzia for designation under the FDA’s Fast Track program for the treatment of DFIs as an area of significant unmet medical need. We have also developed an expedited path to market in emerging markets that represent a majority of the worldwide diabetes population, and we intend to enter into new commercial partnerships for Cogenzia in emerging markets over the next 12 months. We maintain full rights to Cogenzia in the United States and Europe and, upon obtaining marketing approval, intend to directly commercialize the product in the United States, and potentially in Europe, using our own specialized sales and marketing organization focused on high volume wound treatment centers and podiatrists targeting the highest prescribers of antibiotics for the treatment of DFIs in the United States. We have filed six patent applications for Cogenzia in the United States, Europe, Canada, Australia and Japan, all of which are currently in the examination phase. If and when our patents are issued, we expect patent protection for Cogenzia in the United States and these other territories through 2031.

Infected Diabetic Foot Ulcers Global Market Overview
Global Incidence of Diabetic Foot Ulcers

According to the International Diabetes Federation, there were more than 382 million diabetic patients globally in 2013, projected to increase to 592 million by 2035. Of the approximately 26.6 million patients globally who suffered a diabetic foot ulcer in 2013, 58%, or approximately 15.5 million, developed a DFI. DFIs are currently treated with systemic antibiotic therapy. However, peripheral vascular disease, or PVD, a frequent comorbidity of diabetes, leads to reduced blood flow to the extremities thereby rendering systemic antibiotic therapy less effective in this patient population. Published data demonstrate that systemic antibiotic therapy fails approximately 30% to 50% of the time in the treatment of DFIs. Patients with a DFI face hospitalization risk that is more than 55 times higher and risk of amputation more than 150 times higher than diabetic patients with uninfected foot ulcers. The direct cost of an amputation associated with the diabetic foot is estimated to be between $30,000 and $60,000. In addition, major amputation is associated with mortality rates as high as 40% within one year and 80% within five years. We believe Cogenzia can offer vast improvements in patient outcomes and significant costs savings.
Local antibiotic treatment adjunct to a systemic agent can address this major need in DFIs by improving antibacterial efficacy at the wound site leading to a substantially higher success rate than that achieved by systemic antibiotic therapy alone. Since a diabetic foot ulcer cannot heal in the presence of infection, this higher infection cure rate facilitates more effective healing of the ulcer and substantially reduces the potential for amputation. The use of Cogenzia, a gentamicin collagen sponge administered topically, in conjunction with systemic antibiotic therapy, to treat DFIs has been supported by several key opinion leaders and authors affiliated with premier DFI institutions such as VA Puget Sound Healthcare System, University of Washington, Southern Arizona Limb Salvage Alliance, Kings College Hospital, London, Center for Clinical Research, Castro Valley, California, Pacific Clinical Center, Los Angeles, California.
Cogenzia Clinical Data
Phase 2 Clinical Trial in Diabetic Foot Infections
In our multicenter, randomized, placebo-controlled Phase 2 trial involving 36 patients, Cogenzia (50 mg) was applied daily for up to 28 days in combination with systemic antibiotic therapy for the treatment of moderately-infected diabetic foot ulcers, with the control group receiving systemic therapy alone. Patients were treated for at least 7 days and continued treatment until the investigator determined that all signs and symptoms of infection had resolved, up to a maximum of 28 days. A final test-of-cure and safety assessment for each patient was performed 2 weeks after completion of treatment. The investigator performed clinical assessments at regular study visits while the patient was undergoing antibiotic therapy (i.e., days 3, 7, 10, 14, 21, and 28) and again at the final two-week follow-up visit. The primary efficacy endpoint for this trial was the percentage of patients with a clinical outcome of “clinical cure” (defined as the complete resolution or elimination of infection) at the study visit on day 7 of treatment. This study visit was selected as the primary endpoint because statistical calculations suggested that we would need a substantially larger sample size to test for treatment superiority at the later study visits. Our primary endpoint of clinical cure at 7 days after treatment, however, was not achieved. At the final test-of-cure visit approximately two weeks after completion of treatment, however, all evaluable patients in the treatment group achieved clinical cure. Nevertheless, since 100% of the patients who received Cogenzia and who completed the trial achieved a clinical cure, the trial results demonstrated a statistically significant improvement in cure rate at the final test-of-cure visit, despite the relatively small sample size. Below is a summary of the data from this trial based on the modified intent-to-treat, or mITT, population, modified to include only patients who had been randomized to the Cogenzia and control arms and not earlier terminated from the study for failure to comply with the study inclusion criteria.
Patients with Clinical Outcome of Clinical Cure at Final Test-of-Cure
Modified Intent-to-Treat Population (mITT)

	Cogenzia (n=22)		Control (n=10)		p-value
Completed subjects (n=32)	22	100.0%	7	70.0%	—

	Cogenzia (n=26)		Control (n=10)		p-value
All subjects (n=36)	22	84.6%	7	70.0%	0.024	*

*
  statistically significant
Based on the mITT population, a significantly higher proportion of patients reached clinical cure than did the control group (100% versus 70.0%, p = 0.024). Accordingly, clinical cure at test-of-cure, measured approximately 10 to 14 days after the last dose of treatment has been administered, has been set as the primary endpoint of the Phase 3 trials for Cogenzia, as accepted by the FDA under our SPA as well as by the EMA.
Secondary endpoints of the trial included the percentage of patients with pathogen eradication at each time point, and time to eradication of baseline pathogens. Importantly, the Cogenzia group demonstrated a statistically significant higher rate of baseline pathogen eradication at all study visits (p ≤ 0.038) and a significantly reduced time to pathogen eradication (p < 0.001), as shown in the table below.
Baseline Pathogen Persistence

By achieving a complete eradication of all pathogens at the wound site at study visits on day 28, as demonstrated by microbiological testing, the use of Cogenzia in DFIs clearly prepares the underlying wound for healing. Since diabetic foot ulcers cannot heal in the presence of infection, a pathogen free wound site, as achieved in our Phase 2 trial, provides patients an unmatched opportunity to achieve a complete healing of the ulcer thereby substantially reducing the risk for both reinfection and potential amputation. Treatment by current systemic antibiotic therapy frequently leads to wounds that ostensibly appear to be free of infection but still prove to have a high level of residual pathogens. It is clinically meaningful that in our Phase 2 trial, Cogenzia achieved both a 100% clinical cure and 100% eradication of all pathogens at the wound site thereby potentially providing practitioners with a high degree of comfort that a wound which appears to be free of infection is in fact actually free of infection. This important outcome, we believe, offers the potential for Cogenzia to become the recognized standard of care for the treatment of DFI’s. As the risk of reinfection for patients treated by systemic antibiotic therapy alone is high, this often results in further courses of antibiotic treatment, along with the potential for hospitalization where IV antibiotics are administered. We believe the use of Cogenzia in combination with systemic antibiotic therapy can be much more effective at eradicating the infecting pathogens than systemic antibiotic therapy alone, providing for an overall improved patient outcome at substantially lower costs than those incurred if hospitalization is required.
Our Phase 2 trial also demonstrated that Cogenzia was safe, well tolerated and conducive to ulcer healing. The proportion of patients experiencing any adverse event was similar for the treatment (28.9%) and control (27.8%) groups. The most common adverse events occurring in at least two patients per group were infected skin ulcer, tinea pedis and increased blood creatinine level. There were no clinically or statistically significant changes in laboratory tests values or vital signs. Most adverse events were mild or moderate, but there were six serious adverse events, including five in the Cogenzia treatment group (hypoglycemia, renal failure, cellulitis, tendon rupture and wound hemorrhage), all of which resolved, and one in the control group. Only one patient in the treatment group experienced an adverse event (moderate renal failure) that was considered definitely or probably related to the trial and resolved by the final visit. One clinically improved patient was withdrawn from the trial due to an adverse event (hypoglycemia) that was unrelated to Cogenzia.
United States and European Registration Trials
We are planning to conduct two identical, randomized, placebo-controlled, blinded trials, enrolling approximately 504 patients each, under our SPA with the FDA, in patients with moderate to severe DFIs. Our trial protocols agreed to with the FDA in the SPA have also been accepted by the EMA. Each trial is expected to consist of three arms, (1) Cogenzia, (2) placebo collagen matrix, or (3) no collagen matrix. In each arm, Cogenzia will be used as adjuvant therapy in combination with a systemic antibiotic. Patients will be treated for up to a maximum of 28 days and the investigator will stop the trial treatment if a patient achieves clinical cure on or after day 14. The primary endpoint will be clinical cure at test-of-cure approximately 10 days after the last dose of treatment has been administered with co-primary endpoints including (i) Cogenzia compared to placebo and a systemic antibiotic, and (ii) Cogenzia compared to a systemic antibiotic alone. Follow-up visits with enrolled patients are scheduled to occur at 10, 30, 60 and 90 days after the last dose of treatment has been administered to assess ulcer closure and re-infection. Planned secondary endpoints include (1) clinical cure time (percentage of patients at each visit), (2) positive clinical response (percentage of patients at each visit), (3) pathogen eradication time (percentage of patients at each visit), (4) microbiological outcomes, (5) surgical intervention, or (6) amputation and re-infection. We expect to commence the trials in the second half of 2014. In addition, we plan to further expand the market opportunity for Cogenzia by conducting additional Phase 2 trials for the prevention of DFIs as well as for the treatment of infected, or at risk of infection, wounds such as venous ulcers, burns and bed sores, among others. Expansion of the market opportunity for Cogenzia into the prevention of DFIs would widen the potential use of the product across the entire diabetic foot ulcer patient population.
Commercialization Strategy for Cogenzia
We maintain full rights to Cogenzia in the United States and Europe and, upon obtaining marketing approval, intend to commercialize the product in the United States and possibly in Europe using our own specialized sales and marketing organization focused on high volume wound treatment centers and podiatrists. This sales force will also market Cogenzia for other indications such as the prevention of DFIs, once approved for those indications.
Outside of the United States, we have already filed for regulatory approval of Cogenzia in eight countries, including Russia, Mexico, India, Saudi Arabia and Jordan, which collectively represent over 20% of the global diabetes population. In 2013, the first approvals for Cogenzia were granted in Saudi Arabia and Jordan. Saudi Arabia alone had an estimated 3.7 million people diagnosed with diabetes in 2013, which represented approximately 20% of its population between 20 and 79 years old. We expect a number of approvals in additional countries over the next 12 months. We also intend to enter into a partnership to market and distribute Cogenzia in those markets and in a number of other emerging market countries.
CollaGUARD
CollaGUARD is our transparent, bioresorbable collagen film for the prevention of post-operative adhesions in multiple surgical applications, including digestive, colorectal, gynecological and urological surgeries, in both open and laparoscopic approaches. It is approved in Europe and countries outside of the United States for the prevention of post-operative adhesions and may be used in patients undergoing laparotomy or laparoscopic surgeries. When tested in vivo, CollaGUARD increased the probability of remaining adhesion-free by more than six fold (p < 0.001) and significantly reduced the extent and severity of adhesions (p < 0.001) versus no anti-adhesion product. CollaGUARD has been designed and engineered with a unique combination of features for optimal handling, ease-of-use, hemostatic properties and anti-adhesion performance. The film, which is applied directly to tissue surfaces, is transparent allowing constant visibility of the surgical field. It is highly stable at room temperature, does not require any special storage or advanced preparation before use and has a four year shelf life. The product is non-tacky, non-sticky and can be easily rolled for insertion through a trocar when implanted laproscopically. CollaGUARD is also fully biodegradable and is designed to be safely and completely resorbed over approximately three to five weeks post implantation. CollaGUARD is available in a wide variety of sizes up to 30 x 20 cm and may be cut and sutured if required and, therefore, can be used easily across a broad range of surgeries.
CollaGUARD is regulated as a Class III device in the United States and will require a single pivotal clinical trial for PMA by the FDA. We will need to submit an IDE application for CollaGUARD in the United States and plan to hold a pre-IDE meeting with the FDA to discuss and finalize trial design for CollaGUARD in the fourth quarter of 2014 and commence this pivotal trial in the first quarter of 2015. We submitted a family of patent applications aimed at protecting CollaGUARD on an international basis, including the United States, which is currently in the examination phase. If issued, these patents are expected to expire in 2033 or later in the United States.
Surgical Adhesion Market
Adhesions are fibrous bands of scar tissue that abnormally bind together two anatomic surfaces, and can develop naturally after surgery as part of the healing process. Post-surgical adhesions occur in almost 95% of patients who have had multiple laparotomies. Complications associated with post-operative adhesions can be severe, including chronic abdominal pain, bowl-obstruction, infertility in women, and joint immobilization, among others. Adhesions can also make second surgeries more complicated and even dangerous, depending on their extent and severity, as surgeons may have difficulties reaching and separating tissues, the median abdominal opening time increases threefold for repeat surgery patients, and increased surgical procedure and re-entry time means increased costs and increased risk of infection to the patient. Adhesions cause over 40% of all intestinal obstructions and 60% to 70% of small bowel obstructions. Approximately 35% of patients who underwent open abdominal or pelvic surgery were readmitted due to adhesion-related problems. In the United States alone, there are approximately 350,000 hospitalizations and $2.3 billion spent annually on surgery to remove adhesions formed following gynecologic or abdominal surgeries. According to Global Industry Analysts Inc., the current global market for anti-adhesion products was estimated to be $1.7 billion and is projected to grow to $2.8 billion by 2018. The market is mainly driven by increasing surgeon attention towards anti-adhesion products along with the development of new products addressing unmet requirements. The current products available on the market include four basic formulations: gels, films, sprays, and liquids. Polymeric film is the most widely used anti-adhesion device to separate as well as isolate wounded tissues following a surgical procedure. However, existing products have a number of disadvantages including poor handling properties, limited efficacy, limitations to applicable surgical settings (i.e. open or laparoscopic procedures) and strict product warnings and contraindications. We believe that CollaGUARD has the ability to address these unmet needs and become a “best-in-class” product.
Although the leading products that compete with CollaGUARD are approved for use in open surgery, only one is approved for use laproscopically, and none have hemostatic properties. Accordingly, we believe CollaGUARD offers significant advantages over anti-adhesion products currently on the market, such as Sanofi’s Seprafilm®, Baxter’s Adept®, Ethicon’s Interceed® and Mast Biosurgery’s Surgiwrap®. Each of these products has one or more of the following limitations or contraindications:
•
  tacky, has to be kept in packaging until placed into the surgical site;
•
  must be brought to temperature, limit to amount used;
•
  cannot be overlapped on itself or other organs;
•
  must be sutured in place;
•
  cannot be used laproscopically;
•
  leak potential if wrapped around intestinal anastomosis;
•
  reports of pulmonary edema / effusion and arrhythmia; or
•
  risk of damage by excessive activity, requiring removal.
CollaGUARD Pre-Clinical Data
CollaGUARD is regulated as a Class III device in the United States and as such, we were not required to study CollaGUARD in humans prior to our planned pivotal study for PMA by the FDA. In our pre-clinical animal trial with CollaGUARD, we have studied the performance, primary and secondary endpoints and safety of CollaGUARD in rats. This method is a well-established and well-recognized surrogate for human testing and was used to support regulatory approval in Europe and many other countries ex-US. The trial was conducted in two stages, comparing the safety and performance of CollaGUARD in stage 1 to an untreated control group and in stage 2 to Prevadh®, a commercially available collagen-based adhesion product approved in Europe. Prevadh, which also consists of collagen among other component materials, was deemed to be the closest comparison to CollaGUARD among marketed products. In the first trial stage, CollaGUARD demonstrated superiority over the control group in both the prevalence and severity of adhesions which was significantly lower compared to the control group (p < 0.001). In stage 2 of this trial, we demonstrated equivalent outcomes in the prevalence (p = 0.625) and severity (p = 0.317) of adhesions between CollaGUARD and Prevadh.

Percentage of Rats Adhesion Free Following
Abdominal Abradement

CollaGUARD United States Registration Trial
Because CollaGUARD is regulated as a Class III device in the United States it will require a single pivotal clinical trial for PMA by the FDA. We currently plan to conduct the trial in approximately 150 to 200 women undergoing gynecological laparoscopic adhesiolysis, comparing CollaGUARD to control (no anti-adhesion products) with a target indication of reduction of post-operative adhesions, commencing in the first quarter of 2015. We intend to hold a pre-IDE meeting with the FDA to discuss and finalize trial design for CollaGUARD in the fourth quarter of 2014.
CollaGUARD Commercialization Strategy
CollaGUARD has already been approved in 45 countries within Europe, Asia and emerging markets during the past 12 months and we are preparing for launch in many of these countries through our established distribution arrangements, in place with 18 partners covering 58 countries. One of our most significant distribution arrangements is with Takeda, which will distribute CollaGUARD in over 20 countries beginning in the second quarter of 2014. A second important partnership for CollaGUARD is with Pioneer, to whom we have granted rights to the product in China and several ASEAN countries. Pioneer is in the pre-launch phase for the product in a number of these countries. Further launches with partners in other Asian countries, the Middle East and Europe are currently being planned throughout 2014 and into 2015.

Other Products
In addition to our lead product candidates, we have the following additional products under development or commercialized:

In addition to our late-stage product candidates described above, we develop and manufacture a range of additional biodegradable surgical implants and topically applied pharmaceutical products and medical devices using our proprietary collagen-based technologies. We produce our products and product candidates, such as CollatampG surgical implant, RegenePro, Durieva and Septocoll, in a range of topical and implantable forms, including sponges, films, membranes and gels, compatible with a variety of therapeutics, including hydrophobic and hydrophilic active ingredients and small molecules and biologics. A number of our products have been marketed in countries outside of the United States for several years. For example, our CollatampG Gentamicin Surgical Implant, a perioperative surgical implant comprised of a lyophilized collagen matrix impregnated with a broad spectrum antibiotic is currently approved for sale in 61 countries across Europe, Latin America, the Middle East, Africa and Asia. Jazz Pharmaceuticals acquired the rights to distribute CollatampG in all worldwide markets, excluding the United States. In addition, we have an exclusive License and Distribution Agreement with Biomet 3i for our range of CollaCare Dental products, branded RegenePro, covering all global territories outside of China and ASEAN, for which we have partnered with China Pioneer Pharma Holdings Ltd. Biomet 3i has indicated that it intends to launch RegenePro in 2014 in the United States and Europe. Pioneer Pharma intends to do so in 2015. We also supply Septocoll, a surgical implant, to Biomet which markets the product in Europe and the Middle East. These agreements with our partner are exclusive manufacturing and supply arrangements (see below “— Commercial Partners and Agreements”) pursuant to which we exclusively supply, and the partner is required to exclusively purchase, the products for the respective territories. The majority of our agreements contain minimum or specified purchase requirements and in addition, pursuant to our agreement with Takeda, we receive payments upon achievement of certain regulatory milestones.
Our Collagen Based Technology Platform
All of our products and product candidates are based on our proprietary collagen technology platform, which includes CollaRx, a lyophilized sponge which is the basis of our XaraColl and Cogenzia products and CollaFilm, a film cast membrane which is the basis of CollaGUARD, DermaSil™, CollaPress™ and Liquicoll®. We utilize highly purified biocompatible, biodegradable and fully bioresorbable type-1 bovine and equine collagen. Type 1 collagen is the primary fibril-forming collagen in bone, dermis tendons and ligaments and is the most abundant protein in the human body. Our collagen plays an integral role in the repair and replacement of both soft and hard tissue by providing an extracellular scaffold, stimulating certain growth factors and promoting tissue healing. We perform the extraction and purification of collagen from either bovine or equine Achilles tendons using a proprietary process at our manufacturing facility. The purified collagen is then incorporated into our technology platform, to create topical and implantable products that combine proven therapeutics with improved localized drug delivery and superior handling properties. Our proprietary processes and technologies also enable us to finely control the texture, consistency, drug elution dynamics, resorption time and other physical characteristics of the finished product. These characteristics provide meaningful differentiation of our products leading to superior performance and an overall improved user experience, because they:
•
  can be applied to a topical wound, surgically implanted, or injected into a subcutaneous tissue defect or joint;
•
  are fully biocompatible, bioresorbable and biodegradable;
•
  are suitable for a wide range of active ingredients (hydrophilic, lipophilic and macromolecules), including combinations thereof;
•
  allow for versatile drug loading capability from micrograms to grams of single or multiple active ingredients;
•
  provide for a rate of drug release that can be controlled by formulation and process variations;
•
  utilize ready-to-use formats for ease of administration - no need for any mixing in the operating theatre; and
•
  allow certain of our surgical products to be implanted using laparoscopy and are easily manipulated according to the site of application.
Our technologies have been fully scaled up and in some cases commercialized and our manufacturing processes are well controlled and cost efficient.
Manufacturing
Our wholly owned subsidiary, Syntacoll GmbH, located in Saal, Germany, is our commercial-scale manufacturing division which exclusively produces both clinical and commercial supply for all our products on a global basis. We believe our ability to manufacture our products allows us to control more effectively the quality and cost of manufacturing, which will enable us to achieve higher operating margins. We have a fully integrated and reliable manufacturing process in Saal, beginning with the extraction and purification of the type-1 collagen (from bovine and equine Achilles tendons), which is further processed using one of our proprietary technologies to produce final finished products in the forms of sponges, films, powders, liquids, and gels. We have qualified multiple sources for bovine and equine collagen, and conduct a rigorous quality control process on the raw materials, locally at our Saal facility. These raw materials are readily available to us from multiple sources at stable pricing. Several of our products, including CollaGUARD, CollatampG and Septocoll, are marketed in over 60 countries around the world. Our proprietary technologies have been fully scaled-up and validated. Syntacoll was established in Germany in 1975 and has been manufacturing commercial products based on collagen technology since 1985. Our manufacturing staff is highly qualified and experienced due to Syntacoll’s long history of producing collagen-based products. We have never experienced any material quality issues or recalls. Our manufacturing facility has been approved in Germany for compliance with cGMPs. Our facility has also been approved for ISO 13485 in Europe and Canada. In our 30 years of producing collagen-based products, we have never experienced any significant quality issues or recalls. We will seek approval from the FDA for our facility under United States cGMP requirements for XaraColl and Cogenzia and CollaGUARD. We believe we currently have adequate production capability to support our current production needs and planned clinical trials for XaraColl and Cogenzia. In addition, we expect to complete the build-out of our production facility to significantly increase capacity by the second half of 2015. Once expanded, we anticipate that our production capacity will be sufficient to meet forecasted market demand for all our current and late-stage pipeline product candidates.
Intellectual Property and Exclusivity
We seek to protect our products, product candidates and our technology through a combination of patents, trade secrets, proprietary know-how, regulatory exclusivity and contractual restrictions on disclosure.

Patents and Patent Applications
XaraColl.   We have a primary patent intended to protect XaraColl in the United States, Europe and Japan, entitled “A drug delivery device for providing local analgesia, local anesthesia or nerve blockade,” which has an application priority date of March 28, 2007. It covers products comprising any amino amide and/or amino ester anesthetic in a collagen matrix intended for the provision of local analgesia or anesthesia over about 24 hours or longer. The United States Patent was issued on October 11, 2011 and expires May 21, 2029. The corresponding European application, published in January 2010, is in the examination phase and the Japanese patent was issued in September 2013.
Cogenzia.   We have filed patent applications in each of the United States, Europe, Canada, Australia and Japan specifically related to Cogenzia with a priority date of April 11, 2011. These applications are entitled “Methods for treating bacterial infection” and cover the local treatment of bacterial infections with an aminogylcoside antibiotic dispersed in a collagen matrix when used in combination with systemic administration of other antibacterial agents. If and when issued, we expect patent protection for Cogenzia in the United States and Europe to expire at the earliest in 2031.
CollaGUARD.   We filed an initial European patent application entitled “A modified collagen” with priority date January 9, 2012, which is intended to cover a process for the improved properties of collagen membranes that may be produced using Innocoll’s CollaFilm technology. In particular, the patent relates to improved mechanical and physiological properties for its CollaGUARD Adhesion Barrier, as well as providing other advantages for drug delivery. The international PCT application was submitted on January 9, 2013. If and when issued, these patents are expected to expire in 2033 or later in the United States.
CollaPress Technology.   Our proprietary CollaPress technology is described in the issued European patent entitled “Novel collagen-based material with improved properties for use in human and veterinary medicine and the method of manufacturing such,” which expires on March 9, 2020. It has been nationalized and maintained in 7 European countries: France, Germany, Ireland, Italy, Spain, Sweden and the United Kingdom. The patent covers collagen membranes with improved mechanical and fluid-absorption properties which may be produced by thermal compression. The technology patent is currently utilized in our ProColl™ wound management device and may also be used for the development of other proprietary, bioresorbable tissue reinforcement implants and/or as implantable delivery systems for biologically active substances such as hemostatic agents, growth factors, cytokines and drugs.
Trade Secrets and Proprietary Information
Trade secrets play an important role in protecting our collagen-based products, product candidates and technology and provide protection beyond patents and regulatory exclusivity. The scale-up and commercial manufacture of XaraColl, Cogenzia and the use of our technology platform involve processes and in-process and release analytical techniques that we believe are unique to us. We seek to protect our proprietary information, including our trade secrets and proprietary know-how, by requiring our employees, consultants and other advisors to execute proprietary information and confidentiality agreements upon the commencement of their employment or engagement. These agreements generally provide that all confidential information developed or made known during the course of the relationship with us be kept confidential and not be disclosed to third parties except in specific circumstances. In the case of our employees, the agreements also typically provide that all inventions resulting from work performed for us, utilizing our property or relating to our business and conceived or completed during employment shall be our exclusive property to the extent permitted by law. Where appropriate, agreements we obtain with our consultants also typically contain similar assignment of invention obligations. Further, we require confidentiality agreements from entities that receive our confidential data or materials.
Competition
The pharmaceutical and biotechnology industry is characterized by intense competition and rapid and significant innovation and change. Our competitors may be able to develop other drugs or products that are able to achieve similar or better results than our product candidates or marketed products. Our competitors include organizations such as major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies and generic drug companies. Many of our competitors have greater financial and other resources than we have, such as more commercial resources, larger research and development staffs and more extensive marketing and manufacturing facilities and organizations. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis technologies and products that are more effective or less costly than XaraColl, Cogenzia, CollaGUARD, or any other products that we are currently selling through partners or developing or that we may develop, which could render our products obsolete and noncompetitive. We expect any products that we develop and commercialize to compete on the basis of, among other things, efficacy, safety, convenience of administration and delivery, price and the availability of reimbursement from government and other third-party payers. We also expect to face competition in our efforts to identify appropriate collaborators or partners to help commercialize our product candidates in our target commercial markets.
XaraColl Competition
Given that we anticipate that XaraColl will be used in conjunction with other pain medications, such as acetaminophen, NSAIDs and wound infiltration with local anesthetics as part of an advanced multi-modal approach. We believe that XaraColl will primarily be competing with Pacira Pharmaceutical’s Exparel, a liposome injection of bupivacaine, an amide local anesthetic, indicated for single-dose infiltration into the surgical site to produce post-operative analgesia. Both Exparel and XaraColl are focused on opioid reduction or elimination as part of a multi-modal approach to pain relief. Management believes that XaraColl can provide at least comparable pain relief to Exparel at a lower effective dose with superior convenience. Exparel currently is only indicated for pain relief up to 24 hours post surgery. In addition, we believe our ability to manufacture XaraColl in a very cost-effective manner provides us with a cost of goods advantage over Exparel in the marketplace. In addition, XaraColl will be competing with currently marketed bupivacaine and opioid analgesics such as morphine, as well as elastomeric bag/catheter devices intended to provide bupivacaine over several days, which have been marketed by I-FLOW Corporation (acquired by Kimberly-Clark Corporation in 2009) since 2004.
Cogenzia Competition
There are currently no topically applied antibiotics approved for the treatment of DFIs which could compete directly with Cogenzia. DFIs are currently treated with systemic antibiotic therapy. However, PVD, a frequent comorbidity of diabetes, leads to reduced blood flow to the extremities thereby rendering systemic antibiotic therapy less effective in this patient population. Compounding the problem, products that treat uninfected diabetic foot ulcers, such as DermaGraft, Apligraf and Regranex, are contraindicated for, or not effective against, DFIs, further limiting the healing process. As an adjuvant therapy, Cogenzia will not compete with any systemic antibiotics currently used to treat DFIs.
In addition to Cogenzia, there are a number of products in Phase 3 clinical trials of which we are aware, such as Pexiganan (Dipexium Pharmaceuticals), an antimicrobial cream with efficacy against Gram-positive and Gram-negative organisms which is currently being tested in mild DFIs. In addition, two anti-infective products, TaiGen’s Nemonoxacin (investigated in mild to moderate DFIs) and Photopharmica’s PPA904, a photosensitizer gel followed with visible red light exposure, have completed Phase 2 trials.
CollaGUARD Competition
CollaGUARD competes with a number of anti-adhesion products such as Sanofi’s SEPRAFILM, Baxter’s ADEPT, Ethicon’s INTERCEED and Mast Biosurgery’s SURGIWRAP, which have been on the market for many years and have established market share. We believe that CollaGUARD has superior handling properties when compared with competitors and, if and when approved, may include fewer warning and contraindications on the product label. ADEPT is contraindicated for use in procedures with laparotomy incisions and INTERCEED has a black box warning for laparoscopic use.
Commercial Partners and Agreements
Jazz Pharmaceuticals
In August 2007, we entered into a Manufacture and Supply Agreement with EUSA Pharma (Europe) Limited, or EUSA, which was subsequently amended and restated in April 2010. EUSA was acquired by Jazz Pharmaceuticals, or Jazz, in 2012. Under this agreement, we agreed to supply to EUSA, now Jazz, its total supply of any C-Implant product owned or commercialized by EUSA in finished packaged form for commercial supply. We are supplying Jazz with CollatampG under this agreement. In addition, the parties agreed that Jazz will own and retain all rights to the development data with respect to the product in all countries worldwide, except for the United States and its territories and possessions and Innocoll will have an exclusive, fully paid-up perpetual license to use the development data with respect to the product in the United States and its territories and possessions. The agreement has a 10-year term, starting from its original execution date, with automatic renewal for five additional years, unless written notice of non-renewal is received by either party to the other at least three years prior to the expiration of the term of the renewal term. In addition, either party may terminate for breach.
Under another agreement with EUSA, dated April 27, 2010, we are obligated to pay to Jazz a royalty on sales of XaraColl in the United States of 5% per year, not to exceed $6.5 million in total for all years and 10% of sales outside the United States not to exceed $2.5 million in total for all years. Such payments would accelerate under certain circumstances, including if we enter into a third-party agreement covering the development and commercialization of XaraColl. We also agreed to pay a royalty equal to 10% per year of sales of Cogenzia outside of the United States not to exceed $1.8 million in total for all years, also subject to acceleration if we enter into a third-party agreement.
Takeda
In August 2013, we entered into a fifteen year License and Supply Agreement with Takeda GmbH, an affiliate of Takeda Pharmaceutical Company Limited, or Takeda, as expanded on March 24, 2014, pursuant to which we granted Takeda an exclusive license to distribute, promote and sell CollaGUARD Adhesion Barrier in Canada, Mexico, Russian Federation, Belarus, Ukraine, Moldova, Kazakhstan, Kyrgyzstan, Tajikistan, Uzbekistan, Turkmenistan, Azerbaijan, Armenia, Georgia and Mongolia for all current and future approved indications of CollaGUARD. Takeda is obligated to launch the product in the various jurisdictions in its territory, following regulatory approval, where required. Pursuant to the agreement, Takeda is also required to make a milestone payment upon achievement of regulatory approval in Canada. In addition, we are Takeda’s sole supplier for CollaGUARD and Takeda is required to purchase an initial quantity of product from us. We have also agreed on certain annual minimum purchase order requirements and parameters for pricing for future supplies of products. The agreement has a 15 year term, following the first commercial sale of the products in the various countries in the Takeda territory on a country-by-country basis, with automatic renewal for five additional years, unless terminated by either party with 12 months advance notice. In addition, we and Takeda have the right to terminate the agreement for breach and Takeda has the right to terminate the agreement with respect to Canada only in the event the Canadian marketing authorization is different from the indications granted in the European Union with severe restrictions that threaten Takeda’s forecasts in Canada.
Saudi Centre for Pharmaceuticals
In December 2011, we entered into a five year License, Manufacturing and Supply Agreement with Saudi Centre for Pharmaceuticals, or SCP, pursuant to which we granted SCP an exclusive right to distribute, promote and sell CollaGUARD Adhesion Barrier in Saudi Arabia, the United Arab Emirates, Qatar, Oman, Kuwait, Bahrain, Jordan and Iraq in the field of surgical adhesion barriers. SCP is obligated to launch the product in the various jurisdictions in its territory within three months following regulatory approval, where required. SCP is responsible for compiling, submitting and maintaining the product registrations and associated costs in its territory. We are required to supply product in the required quantity and quality, complying with local law standards. We have also agreed with SCP on certain annual minimum purchase order requirements, following the second year after approval in the territory, and parameters for pricing for future supplies of products. The agreement has a five year term. In addition, we and SCP have the right to terminate the agreement for breach.
Biomet Orthopedics
In June 2004, our subsidiary, Innocoll Technologies Limited, entered into a Manufacturing and Supply Agreement with Biomet Orthopedics Switzerland GmbH, or Biomet Orthopedics, which was subsequently amended several times, most recently in March 2013. Pursuant to the agreement, we have agreed to exclusively supply to Biomet Orthopedics and Biomet Orthopedics has agreed to exclusively purchase Septocoll® and Septocoll E®, our bioresorbable, dual-action collagen sponge product, from us. The agreement provides that all know-how, manufacturing and technical data, instructions, specifications and experiences as well as all test methods developed in connection with the products, as specified, are owned by Biomet Orthopedics and we receive a limited royalty-free license to the same for the term of the agreement. Biomet Orthopedics also supplies us with gentamicin pursuant to the agreement. The agreement automatically terminates on December 31, 2018 and may be terminated by either party for cause prior to that date. We have also agreed on certain annual minimum purchase order requirements and parameters for pricing for future supplies of products and Biomet Orthopedics has paid to us certain advances for future supplies of products through the current end of the term.
Biomet 3i, LLC
In April 2013, we entered into an Exclusive Distribution Agreement with Biomet 3i, LLC, or Biomet, pursuant to which we granted Biomet the exclusive right to distribute and sell our RegenePro range of products in all countries, republics, states, and areas of the world with the exception of The People’s Republic of China, Hong Kong, Macau, Taiwan, Thailand, Philippines, Vietnam, Cambodia, Malaysia, Singapore, Indonesia, Brunei Darussalam, Laos, and Myanmar. Pursuant to the agreement, Biomet has agreed to not sell or distribute any competitive products in the Biomet territory and to purchase certain minimum amounts of product. The agreement has a fifteen year term, can be terminated by either party during the first two years of the term with six months notice and during the remainder of the term with 18 months notice. The agreement can also be terminated by either party for breach.
Pioneer Pharma Co. Ltd.
In October 2011, we entered into a Licensing, Manufacturing and Supply Agreement with Pioneer Pharma Co. Ltd., or Pioneer, pursuant to which we granted Pioneer the exclusive right to distribute and sell CollaGUARD in The People’s Republic of China, including the territories of Hong Kong, Macau and Taiwan for adhesion barrier and any other indication approved by EU regulatory authorities and the FDA. In August 2012, we expanded the territory in which Pioneer has the right to distribute and sell CollaGUARD to include Vietnam, Cambodia, Malaysia, Singapore, Indonesia, Brunei Darussalam, Laos and Myanmar. Pioneer has agreed not to enter into similar arrangements for competitive products in its territory. The agreement provides that Pioneer is responsible for compiling, submitting and maintaining the product’s registration and associated costs in its territory and is required to place agreed-upon minimum purchase orders within a certain time period after the product gains marketing approval in the Pioneer territory. In addition, Pioneer is required to make certain scheduled payments which are creditable against future supply of product. The agreement has a ten year term and can be terminated by either party for breach.
Government Regulation
Government authorities in the United States (at the federal, state and local level) and in other countries extensively regulate, among other things, the research, development, testing, manufacturing, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug and medical device products such as those we are developing. XaraColl, Cogenzia and our other drug candidates, and CollaGUARD and our other medical device product candidates or products only marketed in certain countries must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in foreign countries.
United States Drug Development and Review
Drug Development Process
In the United States, the FDA regulates drugs, such as XaraColl and Cogenzia, under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. FDA sanctions could include, among other actions, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:
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  Completion of extensive nonclinical, or preclinical, laboratory trials, preclinical animal trials and formulation trials in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;
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  Submission to the FDA of an IND which must become effective before human clinical trials may begin;
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  Performance of adequate and well-controlled human clinical trials in accordance with applicable regulations, including cGCP, regulations to establish the safety and efficacy of the proposed drug for its proposed indication;
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  Submission to the FDA of an NDA for a new drug product;
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  A determination by the FDA within 60 days of its receipt of an NDA to accept the NDA for filing and review;
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  Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s current good manufacturing practice, or cGMP, regulations to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;
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  Potential FDA audit of the preclinical and/or clinical trial sites that generated the study data in support of the NDA; and
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  FDA review and approval of the NDA.
Before testing any compounds with potential therapeutic value in humans, the drug candidate enters the preclinical trial stage. Preclinical trials include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal trials to assess the potential safety and activity of the drug candidate. The conduct of the preclinical trials must comply with federal regulations and requirements including GLP. The sponsor must submit the results of the preclinical trials, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human trials. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA raises concerns or questions regarding the proposed clinical trials and places the IND on clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trial.
Clinical trials involve the administration of the drug candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers issues such as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. There are also requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
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  Phase 1.   The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism and pharmacologic action of the drug in human distribution and excretion, the side effects associated with increasing dosages, and if possible, to gain early evidence of effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human trial is often conducted in patients.
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  Phase 2.   The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the effectiveness of the drug for a specific indication or indications in patients with the disease or condition under study and to determine dosage tolerance, optimal dosage and dosing schedule. Phase 2 trials are sometimes further divided into Phase 2a and Phase 2b trials. Phase 2a trials are typically smaller and shorter in duration, and generally consist of patient exposure-response trials which focus on proving the hypothesized mechanism of action. Phase 2b trials are typically higher enrolling and longer in duration, and generally consist of patient dose-ranging trials which focus on finding the optimum dosage at which the drug shows clinical benefit with minimal side effects.
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  Phase 3.   Clinical trials are undertaken after preliminary evidence suggesting effectiveness has been obtained and are intended to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall benefit/risk ratio of the product and provide an adequate basis for product approval. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA. Phase 3 clinical trials usually involve several hundred to several thousand participants.
Post-approval trials, or Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 trials.
The FDCA permits the FDA and an IND sponsor to agree in writing on the design and size of clinical trials intended to form the primary basis of a claim of effectiveness in an NDA. This process is known as a Special Protocol Assessment, or SPA. We have an SPA in place for our Phase 3 registration trial for Cogenzia. An SPA agreement may not be changed by the sponsor or the FDA after the trial begins except with the written agreement of the sponsor and the FDA, or if the FDA determines that a substantial scientific issue essential to determining the safety or effectiveness of the drug was identified after the trial began. For certain types of protocols, including carcinogenicity protocols, stability protocols, and Phase 3 protocols for clinical trials that will form the primary basis of an efficacy claim, the FDA has agreed under its performance goals associated with the Prescription Drug User Fee Act, or PDUFA, to provide a written response on most protocols within 45 days of receipt. However, the FDA does not always meet its PDUFA goals, and additional FDA questions and resolution of issues leading up to an SPA agreement may result in the overall SPA process being much longer, if an agreement is reached at all.
Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from trials in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical trials may fail to be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or data monitoring committee. This group provides authorization for whether or not a trial may move forward at designated checkpoints based on access to certain data from the trial. We may also suspend or terminate a clinical trial based on evolving business objectives and/or competitive climate.
Concurrent with clinical trials, companies usually complete additional animal trials and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability trials must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.
FDA Review and Approval Processes
The results of product development, preclinical trials and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. For XaraColl, we intend to submit an NDA under Section 505(b)(2) of the Federal Food Drug and Cosmetic Act, which allows us to submit an NDA as an application that contains full reports of investigations of safety and effectiveness in which at least some of the information required for approval comes from studies not conducted by or for the 505(b)(2) applicant, but instead from published literature reports and/or the FDA’s findings of safety and/or effectiveness for one or more listed drugs, and for which the 505(b)(2) applicant has not obtained a right of reference or use. The application includes both negative or ambiguous results of preclinical and clinical trials as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including trials initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational drug product to the satisfaction of the FDA. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.
In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).
The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months from the 60-day filing date in which to complete its initial review of a standard NDA and respond to the applicant, and six months for a priority NDA. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often significantly extended by FDA requests for additional information or clarification.
After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug or biological products or drug or biological products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical sites to assure compliance with cGCP requirements. After the FDA evaluates the application, manufacturing process and manufacturing facilities, it may issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The Complete Response Letter may require additional clinical data and/or an additional pivotal Phase 3 clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical trials or manufacturing. If a Complete Response Letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.
If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling or may condition the approval of the NDA on other changes to the proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market trials or clinical trials. For example, the FDA may require post-approval studies which involve clinical trials designed to further assess a drug’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also determine that a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Following approval of an NDA with a REMS, the sponsor is responsible for marketing the drug in compliance with the REMS and must submit periodic REMS assessments to the FDA.
Expedited Development and Review Programs
The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. We intend to apply for Fast Track designation for Cogenzia for the treatment of DFIs. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Unique to a Fast Track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.
Any product submitted to the FDA for approval, including a product with a Fast Track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug products studied for their safety and effectiveness in treating serious or life-threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.
The FDA may also accelerate the approval of a designated breakthrough therapy, which is a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The sponsor of a breakthrough therapy may request the FDA to designate the drug as a breakthrough therapy at the time of, or any time after, the submission of an IND for the drug. If FDA designates a drug as a breakthrough therapy, it must take actions appropriate to expedite the development and review of the application, which may include holding meetings with the sponsor and the review team throughout the development of the drug; providing timely advice to, and interactive communication with, the sponsor regarding the development of the drug to ensure that the development program to gather the nonclinical and clinical data necessary for approval is as efficient as practicable; involving senior managers and experienced review staff, as appropriate, in a collaborative, cross-disciplinary review; assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor; and taking steps to ensure that the design of the clinical trials is as efficient as practicable, when scientifically appropriate, such as by minimizing the number of patients exposed to a potentially less efficacious treatment.
Fast Track designation, priority review, accelerated approval and breakthrough therapy designation do not change the standards for approval but may expedite the development or approval process. We plan to explore rapid approval opportunities (e.g., Fast Track designation, priority review, accelerated approval and/or breakthrough therapy designation) for Cogenzia.
Post-Approval Requirements for Approved Drugs
Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements, which include, among other requirements, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), limitations on industry sponsored scientific and educational activities, and requirements for promotional activities involving the internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.
In addition, quality control and manufacturing procedures must continue to conform to applicable manufacturing requirements after approval. We are relying exclusively on our facility in Saal, Germany, for the production of clinical and commercial quantities of our products in accordance with cGMP regulations, which has not yet been cGMP approved. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation and the obligation to investigate and correct any deviations from cGMP. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including, among other things, recall or withdrawal of the product from the market. In addition, changes to the manufacturing process are strictly regulated, and depending on the significance of the change, may require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.
The FDA also may require post-approval, sometimes referred to as Phase 4, trials and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. Discovery of previously unknown problems with a product or the failure to comply with applicable FDA requirements can have negative consequences, including adverse publicity, judicial or administrative enforcement, warning letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties, among others. Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures, such as a REMS. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development.
United States Premarket Clearance and Approval Requirements for Medical Devices
Unless an exemption applies, each medical device, such as CollaGUARD or our other device products or product candidates, we wish to distribute commercially in the United States will require either prior 510(k) premarket clearance or prior approval of a PMA application from the FDA. The FDA classifies medical devices into one of three classes. Devices deemed to pose low to moderate risk are placed in either class I or II, which, absent an exemption, requires the manufacturer to submit to the FDA a premarket notification requesting permission for commercial distribution. This process is known as 510(k) clearance. Some low risk devices are exempt from this requirement. Devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a previously cleared 510(k) device are placed in class III, requiring approval of a PMA application. CollaGUARD is a Class III device requiring premarket approval. Both premarket clearance and PMA applications are subject to the payment of user fees, paid at the time of submission for FDA review. The FDA can also impose restrictions on the sale, distribution or use of devices at the time of their clearance or approval, or subsequent to marketing.
510(k) Clearance Pathway
To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of PMA applications. The FDA’s 510(k) clearance pathway usually takes from three to 12 months from the date the application is completed, but it can take significantly longer and clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, in some cases, the FDA requires significant clinical data to support substantial equivalence. In reviewing a premarket notification, the FDA may request additional information, including clinical data, which may significantly prolong the review process. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. If the FDA requires us to seek 510(k) clearance or approval of a PMA application for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. In addition, in these circumstances, we may be subject to significant regulatory fines or penalties for failure to submit the requisite PMA application(s). We have made and plan to continue to make minor additional product enhancements that we believe do not require new 510(k) clearances. In addition, the FDA is currently evaluating the 510(k) process and may make substantial changes to industry requirements.
Premarket Approval Pathway
A PMA application must be submitted if the device cannot be cleared through the 510(k) process, which we expect to be the case for CollaGUARD. The PMA application process is generally more costly and time consuming than the 510(k) premarket clearance process and requires proof of the safety and effectiveness of the device to the FDA’s satisfaction. Accordingly, a PMA application must be supported by extensive data including, but not limited to, technical information regarding device design and development, pre-clinical and clinical trials, data and manufacturing and labeling to support the FDA’s determination that the device is safe and effective for its intended use. After a PMA application is deemed complete, the FDA will accept the application for filing and begin an in-depth review of the submitted information. By statute, the FDA has 180 days to review the “accepted application,” although, generally, review of the application takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with Quality System Regulations, or QSR, which impose elaborate design development, testing, control, documentation and other quality assurance procedures in the design and manufacturing process. The FDA may approve a PMA application with post-approval conditions intended to ensure the safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution and collection of long-term follow-up data from patients in the clinical trial that supported approval. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including the loss or withdrawal of the approval.

New PMA applications or PMA supplements are required for significant modifications to the manufacturing process, labeling and design of a device that is approved through the PMA modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device’s indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.
Clinical Trials
A clinical trial is almost always required to support a PMA application and may be required for 510(k) premarket notification. We expect that CollaGUARD, as a Class III device, will require a single pivotal trial for PMA approval. In the United States, absent certain limited exceptions, human clinical trials intended to support product clearance or approval require an IDE application. Some types of trials deemed to present “non-significant risk” are deemed to have an approved IDE once certain requirements are addressed and IRB approval is obtained. If the device presents a “significant risk” to human health, as defined by FDA regulations, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory trial results, showing that it is safe to evaluate the device in humans and that the trial protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects, unless the product is deemed a non-significant risk device and eligible for more abbreviated IDE requirements. Clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the responsible institutional review boards at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials. Additionally, after a trial begins, the FDA may place it on hold or terminate it if, among other reasons, it concludes that the clinical subjects are exposed to unacceptable health risks that outweigh the benefits of participation in the trial. During a trial, we are required to comply with the FDA’s IDE requirements for investigator selection, trial monitoring, reporting, record keeping and prohibitions on the promotion or commercialization of investigational devices or making safety or efficacy claims for them. We are also responsible for the appropriate labeling and distribution of investigational devices. Our clinical trials must be conducted in accordance with FDA regulations and federal and state regulations concerning human subject protection, including informed consent and healthcare privacy. The investigators must also obtain patient informed consent, rigorously follow the investigational plan and trial protocol, control the disposition of investigational devices and comply with all reporting and recordkeeping requirements. The FDA’s grant of permission to proceed with clinical trials does not constitute a binding commitment that the FDA will consider the trial design adequate to support clearance or approval. In addition, there can be no assurance that the data generated during a clinical trial will meet chosen safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval. Similarly, in Europe, the clinical trial must be approved by the local ethics committee and in some cases, including trials of high-risk devices, by the Ministry of Health in the applicable country.
Pervasive and Continuing FDA Regulation for Medical Devices
After a device is placed on the market, regardless of its classification or premarket pathway, numerous regulatory requirements apply. These include, but are not limited to:
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  establishing establishment registration and device listings with the FDA;
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  Quality System Regulations, or QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, process control, documentation and other quality assurance procedures;
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  labeling regulations, which prohibit the promotion of products for uncleared or unapproved, or off-label, uses and impose other restrictions on labeling;
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  clearance or approval of product modifications that could significantly affect safety or effectiveness or that would constitute a major change in intended use;

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  medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;
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  corrections and removals reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA, that may present a risk to health. In addition, FDA may order a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death; and
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  post-approval restrictions or conditions, including requirements to conduct post-market surveillance trials to establish continued safety data.
The FDA has broad post-market and regulatory enforcement powers. The agency may conduct unannounced inspections to determine compliance with the QSR and other regulations, and these inspections may include the manufacturing facilities of subcontractors. Failure by us or our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or other regulatory authorities, which may result in sanctions and related consequences including, but not limited to:
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  untitled letters or warning letters;
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  fines, injunctions, consent decrees and civil penalties;
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  recall, detention or seizure of our products;
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  operating restrictions, partial suspension or total shutdown of production;
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  refusal of or delay in granting our requests for 510(k) clearance or premarket approval of new products or modified products;
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  withdrawing 510(k) clearance or premarket approvals that are already granted;
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  refusal to grant export approval for our products;
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  criminal prosecution; and
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  unanticipated expenditures to address or defend such actions.
We are subject to unannounced device inspections by FDA’s Office of Compliance and other regulatory agencies overseeing the implementation and adherence of applicable state and federal licensing regulations.
Patient Protection and Affordable Health Care Act
In March 2010, the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively, PPACA, was enacted, which includes measures that have or will significantly change the way health care is financed by both governmental and private insurers. Among the provisions of PPACA of greatest importance to the pharmaceutical industry are the following:
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  The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. Effective in 2010, PPACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs and biologic agents from 15.1% of average manufacturer price (AMP) to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. PPACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization as of 2010 and by expanding the population potentially eligible for Medicaid drug benefits, to be phased-in by 2014. The Centers for

Medicare and Medicaid Services, or CMS, have proposed to expand Medicaid rebate liability to the territories of the United States as well. In addition, PPACA provides for the public availability of retail survey prices and certain weighted average AMPs under the Medicaid program. The implementation of this requirement by the CMS may also provide for the public availability of pharmacy acquisition of cost data, which could negatively impact our sales.
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  In order for a pharmaceutical product to receive federal reimbursement under the Medicare Part B and Medicaid programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. Effective in 2010, PPACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs when used for the orphan indication. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.
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  Effective in 2011, PPACA imposed a requirement on manufacturers of branded drugs and biologic agents to provide a 50% discount off the negotiated price of branded drugs dispensed to Medicare Part D patients in the coverage gap (i.e., “donut hole”).
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  Effective in 2011, PPACA imposed an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications.
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  PPACA required pharmaceutical manufacturers to track certain financial arrangements with physicians and teaching hospitals, including any “transfer of value” made or distributed to such entities, as well as any investment interests held by physicians and their immediate family members. Manufacturers were required to begin tracking this information in 2013 and to report this information to CMS beginning in 2014.
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  As of 2010, a new Patient-Centered Outcomes Research Institute was established pursuant to PPACA to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research. The research conducted by the Patient-Centered Outcomes Research Institute may affect the market for certain pharmaceutical products.
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  PPACA created the Independent Payment Advisory Board which, beginning in 2014, will have authority to recommend certain changes to the Medicare program to reduce expenditures by the program that could result in reduced payments for prescription drugs. Under certain circumstances, these recommendations will become law unless Congress enacts legislation that will achieve the same or greater Medicare cost savings.
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  PPACA established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending. Funding has been allocated to support the mission of the Center for Medicare and Medicaid Innovation from 2011 to 2019.
Pediatric Exclusivity
Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to any existing exclusivity period or patent term. This six-month exclusivity may be granted by FDA based on the completion of a pediatric trial in accordance with a

“Written Request” for such as outlined in §505A(d)(2) of the FDCA. Recently, the Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FDCA. FDASIA requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan, or PSP, within sixty days of an end-of-phase 2 meeting or as may be agreed between the sponsor and FDA. The initial PSP must include an outline of the pediatric study or studies that the sponsor plans to conduct, including study objectives and design, age groups, relevant endpoints and statistical approach, or a justification for not including such detailed information, and any request for a deferral of pediatric assessments or a full or partial waiver of the requirement to provide data from pediatric studies along with supporting information. FDA and the sponsor must reach agreement on the PSP. A sponsor can submit amendments to an agreed-upon initial PSP at any time if changes to the pediatric plan need to be considered based on data collected from nonclinical studies, early phase clinical trials, and/or other clinical development programs.
United States Patent Term Restoration and Marketing Exclusivity
Depending upon the timing, duration and specifics of the FDA approval of the use of our drug candidates, some of our U.S. patents or patents issuing based on our pending and future patent applications may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND or IDE and the submission date of an NDA or PMA, respectively, plus the time between the submission date of an NDA or PMA and the approval of that application. Only one patent applicable to an approved drug or device is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.
Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain competing marketing applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, clinical investigations to support new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the active agent for the original indication or condition of use. Five-year and three-year exclusivity will not delay the submission or approval of any full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical and clinical trials necessary to demonstrate safety and effectiveness. An applicant submitting an ANDA would be required to conduct a clinical equivalency trial in patients comparing their candidate product to our product. The establishment of clinical equivalency in patients is a costly and challenging undertaking.

Other types of non-patent marketing exclusivity include orphan drug exclusivity under the Orphan Drug Act, which may offer a seven-year period of marketing exclusivity as described above, and pediatric exclusivity under the Best Pharmaceuticals for Children Act, which may add six months to existing exclusivity periods and patent terms. This six-month pediatric exclusivity may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.
Non-United States Government Regulation
In addition to regulations in the United States, we will be subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales, promotion and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. We, or our local partners, have filed marketing authorization applications for Cogenzia in Argentina, Australia, Canada, India, Mexico and the Russian Federation and have obtained approval for Cogenzia in Jordan and Saudi Arabia. We plan to submit a Community MA for Cogenzia in the EU in the event our Phase 3 trials for Cogenzia are successful. We, or our local partners, have also filed marketing authorization applications for CollaGUARD in Argentina, Australia, Canada, Hong Kong, Mexico, Belarus, Kazakhstan and Taiwan. We obtained a CEMark for CollaGUARD in the EU in October 2011 and have received approval for CollaGUARD in India, Israel, the Philippines, the Russian Federation, Saudi Arabia, Singapore, Thailand and Vietnam and require no further registration of approval to market CollaGUARD in New Zealand.
Non-United States Government Regulation Applicable to Drugs
Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like an IND prior to the commencement of human clinical trials. If we fail to comply with applicable foreign regulatory requirements, we may be subject in those countries to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
In the EEA (which is comprised of the 27 Member States of the European Union plus Norway, Iceland and Liechtenstein), for example, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. There are two types of marketing authorizations:
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  The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the EMA Committee for Medicinal Products for Human Use (CHMP), and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the European Union.
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  National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA (the Reference Member State, or RMS), this National MA can be recognized in other Member States (the Concerned Member States, or CMS) through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure. Under the Decentralized Procedure, an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the RMS. The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SPC, and a draft of the labeling and package leaflet, which are sent to the CMS for their approval. If the CMS raise no objections, based on a potential serious risk to public health, to the assessment, SPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e. in the RMS and the CMS). If one or more CMS raise objections based on a potential serious risk to public health, the application is referred to the Coordination group for mutual recognition and decentralized procedure for human medicinal products (the CMDh), which is composed of representatives of the EEA Member States. If a consensus cannot be reached within the CMDh the matters is referred for arbitration to the CHMP, which can reach a final decision binding on all EEA Member States. A similar process applies to disputes between the RMS and the CMS in the Mutual Recognition Procedure.
As with FDA approval, we may not be able to secure regulatory approvals in Europe in a timely manner, if at all. Additionally, as in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved in Europe, and failure to comply with such obligations could have a material adverse effect on our ability to successfully commercialize any product.
With respect to the conduct of clinical trials in the European Union a clinical trial application, or CTA, must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB requirements in the United States, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trials may proceed.
In addition to regulations in Europe and the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of any future products. For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with cGCP and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.
Non-United States Government Regulation Applicable to Medical Devices
The advertising and promotion of our products in the EEA is subject to the provisions of the Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation in the EEA countries governing the advertising and promotion of medical devices. The European Commission has submitted a Proposal for a Regulation of the European Parliament and the Council on medical devices, amending Directive 2001/83/EC, Regulation (EC) No 178/2002 and Regulation (EC) No 1223/2009, to replace, inter alia, Directive 93/42/EEC and to amend regulations regarding medical devices in the European Union, which could result in changes in the regulatory requirements for medical devices in Europe. In Germany the advertising and promotion of our products can also be subject to restrictions provided by the German Act Against Unfair Competition (Gesetz gegen den unlauteren Wettbewerb) and the law on the advertising of medicines (Heilmittelwerbegesetz), criminal law, and some codices of conduct with regard to medical products and medical devices. These laws may limit or restrict the advertising and promotion of our products to the general public and may impose limitations on our promotional activities with healthcare professionals.
Sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. In order to market our products outside the United States, we must obtain regulatory approvals or CE Certificates of Conformity and comply with extensive safety and quality regulations. The time required to obtain approval by a foreign country or to obtain a CE Certificate of Conformity may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. In the EEA, we are required to obtain Certificates of Conformity before drawing up an EC

Declaration of Conformity and affixing the CE Mark of conformity to our medical devices. Many other countries, such as Australia, India, New Zealand, Pakistan and Sri Lanka, accept CE Certificates of Conformity or FDA clearance or approval although others, such as Brazil, Canada and Japan require separate regulatory filings.
Reimbursement
Sales of our products will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health care programs, statutory health insurances, commercial insurance and managed healthcare organizations. These third-party payors are increasingly reducing reimbursements for medical products and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results. Decreases in third-party reimbursement for our product candidates or a decision by a third-party payor to not cover our product candidates could reduce physician usage of our products once approved and have a material adverse effect on our sales, results of operations and financial condition.
Fraud and Abuse Laws
We will also be subject to several healthcare regulation and enforcement by the federal government and the states and foreign governments in which we will conduct our business once our products are approved. The laws that may affect our ability to operate include:
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  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, which governs the conduct of certain electronic healthcare transactions and protects the security and privacy of protected health information;
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  the federal healthcare programs’ Anti-Kickback Law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;
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  federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent;
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  federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters; and
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  state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers.
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  For Europe, directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other national legislation in the European Union governing the advertising and promotion of medical devices.
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  in Germany the advertising and promotion of our products can be subject to restrictions provided by the German Act Against Unfair Competition protecting against commercial practices which unacceptably harass a market participants.
Healthcare Privacy and Security Laws
We may be subject to, or our marketing activities may be limited by, HIPAA, and its implementing regulations, which established uniform standards for certain “covered entities” (healthcare providers,

health plans and healthcare clearinghouses) governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of protected health information. The American Recovery and Reinvestment Act of 2009, commonly referred to as the economic stimulus package, included sweeping expansion of HIPAA’s privacy and security standards called the Health Information Technology for Economic and Clinical Health Act, or HITECH, which became effective on February 17, 2010. Among other things, the new law makes HIPAA’s privacy and security standards directly applicable to “business associates,” independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions.
In Europe and Germany we may be subject to strict data protection regulations, in particular with regard to health data of individuals, which are categorized as “special categories of personal data” pursuant to Section 3 subsection 9 German Federal Data Protection Act (Bundesdatenschutzgesetz). “Personal data” refers to any information relating to an identified or identifiable natural person (data subject); an identifiable person is one who can be identified, directly or indirectly, in particular by reference to an identification number or to one or more factors specific to his physical, physiological, mental, economic, cultural or social identity. The special categories of data such as health data may only be processed if the data subject consented to such processing or if (i) this is necessary in order to protect vital interests of the data subject or of a third-party, in so far as the data subject is unable to provide consent for physical or legal reasons; (ii) the data concerned have evidently been made public by the data subject; (iii) this is necessary in order to assert, exercise or defend legal claims and there is no reason to assume that the data subject has an overriding legitimate interest in excluding such collection, processing or use; or (iv) this is necessary for the purposes of scientific research, where the scientific interest in carrying out the research project substantially outweighs the data subject’s interest in excluding collection, processing and use and the purpose of the research cannot be achieved in any other way or would otherwise necessitate disproportionate effort. Therefore, we may be subject to and our marketing activities may be limited by the regulations regarding the data protection of individuals (e.g., according to the Directive 95/46/EC of the European Parliament and of the Council of 24 October 1995 on the protection of individuals with regard to the processing of personal data and on the free movement of such data as well as to the German Federal Data Protection Act). These regulations could also restrict the transfer of data from Germany/Europe to the United States. The general transfer of personal data outside of Europe is prohibited according to Section 4b subsection 2 sentence 2 German Federal Data Protection Act (implementing Art. 25 subsection 1 of the Directive 95/46/EC) if the data importer cannot guarantee an appropriate standard of data protection. A transfer of personal data to a non-EU member state (third country) is allowed only if the third country guarantees a reasonable standard of protection. Currently the United States is not regarded to be a country with an appropriate level of data protection meaning that further contractual arrangements have to be adopted to permit the international transfer of personal data to the United States. European data protection law is currently under review. A newly proposed European Data Protection Regulation is currently being negotiated by the European institutions. On March 12, 2014 the European Parliament has voted for a new Regulation of the European Parliament and of the Council on the protection of individuals with regard to the processing of personal data and on the free movement of such data (General Data Protection Regulation) which is expected to further strengthen the European data protection law.
Employees
As of March 31, 2014, we, together with our direct and indirect subsidiaries, had 90 total employees, 77 of whom are full-time, 4 of whom hold Ph.D. or M.D. degrees, 62 of whom are engaged directly or indirectly in production, 7 of whom were engaged in research and development activities, 6 of whom were engaged in clinical and regulatory activities, and 15 of whom were engaged in management, business development, finance, human resources or administrative support. Of our 90 total employees, 10 work in Ireland, 74 in Germany, four in the United States, one in the United Kingdom and one in

Serbia. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.
Research and Development
We have invested €45.6 million in research and development for the period from January 1, 2004 to December 31, 2013 (€1.7 million in each of the years ended December 31, 2013 and 2012, respectively).
Facilities
Our manufacturing facility is located on a site in Saal, Germany, and consists of two production facilities of a total of approximately 30,000 square feet and an approximately 6,500 square feet office building. It was built as a manufacturing facility, and we have undertaken certain custom built-outs on the property to date. We have leased the facilities pursuant to a lease agreement dated April 2009 for a 10-year term, which is subject to additional five year renewal options. Activities in this facility include the manufacture of all our products and product candidates and quality control testing, product storage, development of analytical methods, research and development, the coordination of clinical and regulatory functions, and general administrative functions. We intend to renovate and expand our existing facility to approximately 50,000 square feet to expand its production capacity six-fold in order to support commercial production of XaraColl and Cogenzia, commencing in 2014 and the expanded facility is expected to be fully operational in the second half of 2015. This production line is designed to meet forecasted market demand to exclusively manufacture all our marketed products (including those marketed and sold through our partners) as well as projected demand for our late-stage product candidates, XaraColl and Cogenzia. Our facility has been approved for cGMP and comply with the cGMP for all our products currently marketed. We will seek approval from the FDA for our manufacturing processes and facilities under cGMP requirements for XaraColl and Cogenzia in 2014. We believe that once our factory expansion program has been completed, our facility will be adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms, if required.
Our corporate headquarters are located in Athlone, Ireland, where we lease an office.
Legal Proceedings
We are currently not a party to any material legal proceedings.

MANAGEMENT
Overview
We are a German stock corporation (Aktiengesellschaft or AG) and, in accordance with the German Stock Corporation Act (Aktiengesetz), we have two separate boards of directors. These are the Aufsichtsrat, or supervisory board, and the Vorstand, or management board. The two boards are separate, and generally no individual may simultaneously be a member of both boards.
The management board is responsible for the day-to-day management of our business in accordance with applicable law, our articles of association (Satzung) and the internal rules of procedure (Geschäftsordnung) adopted by the supervisory board. The management board represents us in our dealings with third parties. The principal function of the supervisory board is to supervise the management board. The supervisory board is also responsible for appointing and removing members of the management board and representing the company in connection with transactions between a member of the management board and the company. The supervisory board is not itself permitted to make management decisions, but, under German law, and in addition to its statutory responsibilities, our supervisory board has determined that the following matters, among others, require its prior consent:
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  the conclusion, amendment and termination of license, know-how, patent and collaboration agreements above specified thresholds;
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  the acquisition, sale and encumbrance of real property;
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  the commencement, acquisition, discontinuance and sale of businesses, business units or branch offices;
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  the granting of guarantees, sureties and other collateral (other than product warranties/guarantees) above specified thresholds;
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  our fiscal and financial planning and budgeting;
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  the granting and termination of profit participation rights; and
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  the purchase and sale of equity interests.
The members of both the supervisory board and the management board are solely responsible for and manage their own areas of competency (Kompetenztrennung); therefore, neither board may make decisions that are the responsibility of the other board under applicable law, our articles of association or the internal rules of procedure. Members of both boards owe a duty of loyalty and care to the company. In exercising their duties, the applicable standard of care is that of a diligent and prudent businessperson. Members of both boards must take into account a broad range of considerations when making decisions, including the interests of the company and its shareholders, as well as those of its employees and creditors.
As a general rule under German law, a shareholder has no direct recourse against the members of the supervisory board or the management board in the event that they are believed to have breached their duty of loyalty and care. Apart from insolvency or other special circumstances, only we have the right to claim damages from members of either board. We may waive these damages or settle these claims only if at least three years have passed and the shareholders approve the waiver or settlement at the shareholders’ meeting with a simple majority of the votes cast, provided that a minority holding, in the aggregate, ten-percent or more of our share capital does not have their opposition formally noted in the minutes maintained by a German notary.
Our supervisory board has comprehensive monitoring functions. To ensure that these functions are carried out properly, our management board must, among other things, regularly report to the supervisory board with regard to current business operations and future business planning (including financial, investment and personnel planning). The supervisory board may, at any time, request special reports regarding our affairs, legal or business relations and our subsidiaries and the affairs of any of our subsidiaries to the extent that the affairs of such subsidiary may have a significant impact on us.

The following description, as far as it relates to our articles of association, is based on the articles of association as adopted by our general shareholders’ meeting on            , 2014.
Supervisory Board
Currently, all of the members of our supervisory board are elected by the shareholders’ meeting in accordance with the provisions of the German Stock Corporation Act. Under German law, the members of a supervisory board may be elected for a term of up to approximately five years, depending on the dates of the annual general meeting at which the members of the supervisory board are elected, which is a standard term of office. Reelection, including repeated reelection, is permissible.
Any member so elected by our shareholders may be removed by a majority of three quarters of the votes cast by the shareholders in a general meeting. In addition, any member of the supervisory board may, at any time, resign by written notice to the management board. According to our articles of association and the internal rules of procedure of the supervisory board, the supervisory board has a quorum when all members were invited or requested to participate in a decision and a majority, but in no event less than three, of the members of the supervisory board participated. Unless not required by law or by our articles of association, resolutions of the supervisory board are passed by simple majority of the votes cast. In the case of a deadlock, the chairperson of the supervisory board, or in his absence, the vice chairperson, has the deciding vote. The supervisory board meets at least twice each half-year.
In accordance with the terms of our articles of association that will go into effect immediately prior to the closing of this offering, our supervisory board will be divided into three classes with staggered, three-year terms. At each annual meeting of shareholders, the successors to board members whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our supervisory board members will be divided among the three classes as follows:
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  the Class I supervisory board members will be       and       , and their terms will expire at our first annual meeting of shareholders following this offering;
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  the Class II supervisory board members will be       and       , and their terms will expire at our second annual meeting of shareholders following this offering; and
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  the Class III supervisory board members will be       and       , and their terms will expire at our third annual meeting of shareholders following this offering.
The division of our supervisory board into three classes with staggered three-year terms may delay or prevent a change of our supervisory board or a change in control of our company.
The shareholders’ meeting may, at the same time as it elects the members of the supervisory board, elect one or more substitute members. The substitute members replace members who cease to be members of our supervisory board and take their place for the remainder of their respective terms of office. We have not elected any substitute members. Members of our supervisory board may be dismissed at any time during their term of office by a resolution of the shareholders’ meeting adopted by a simple majority of the votes cast. In addition, any member of our supervisory board may resign at any time by giving one month written notice of his or her resignation to the chairperson of our supervisory board (in case the chairperson resigns, such notice is to be given to the vice chairperson). Our supervisory board may agree upon a shorter notice period.
Our supervisory board elects a chairperson and a vice chairperson from its members. The vice chairperson exercises the chairperson’s rights and obligations whenever the chairperson is unable to do so. The members of our supervisory board have elected Anthony H. Wild, Ph.D. as chairperson and Dennis H. Langer, M.D. as vice chairperson, each for the term of their respective membership on our supervisory board.

The following table sets forth the names and functions of the current members of our supervisory board and their ages.

Name	Age	Position
Anthony H. Wild, Ph.D.(1)(2)	65	Chairperson
Dennis H. Langer, M.D.(1)(3)	62	Vice Chairperson
James Culverwell(2)(3)	58	Board member
John O’Meara(1)(2)	33	Board member
Rolf D. Schmidt(3)	81	Board member

(1)
  Member of the compensation committee.
(2)
  Member of the audit committee.
(3)
  Member of the nominating and corporate governance committee.
One additional member will be elected to the supervisory board for a total of six members as required by German law prior to the commencement of this offering. The business address of the members of our supervisory board is the same as our business address: Innocoll AG, Midlands Innovation and Research Centre, Dublin Road, Athlone, County Westmeath, Ireland.
The following is a brief summary of the business experience of the members of our supervisory board:
Anthony H. Wild, Ph.D. has been the chairperson of our advisory board, the predecessor to our supervisory board, since August 2013. Dr. Wild also served on Innocoll Holdings’ board of directors from July 2008 to August 2013 and as its chairperson from 2010. Dr. Wild has over 40 years’ experience working in the pharmaceutical industry in Europe, Japan and the U.S. He has held senior positions in Warner Lambert’s Parke-Davis division, Schering Plough and MedPointe Pharmaceuticals. Dr. Wild founded Pilatus Venture Capital LLC, which invests in privately-owned healthcare businesses. In connection with these investments, he is currently chairperson of Sprout Pharmaceuticals Inc., and is a member of the boards of directors of several other privately-owned specialty pharmaceutical and biotechnology companies. He also serves on the boards of advisors of Ferrer, Freeman and Co., a healthcare private equity firm and of Auven Therapeutics, a pharmaceutical venture fund. Dr. Wild received an honors degree in Chemistry from the University of York and a Ph.D. in Physical Chemistry from the University of Cambridge (Churchill College), both in the United Kingdom. He lives in Switzerland. We believe that Dr. Wild’s business experience in the pharmaceutical industry and his service on the boards of directors of other companies qualifies him to serve on our supervisory board.
Dennis H. Langer, M.D. has been a member of our advisory board, the predecessor to our supervisory board, since August 2013. Dr. Langer also served on Innocoll Holdings’ board of directors from August 2011 to August 2013. Dr. Langer is also a director of Myriad Genetics, Inc., Dicerna Pharmaceuticals, Inc., and several private health care companies. Dr. Langer has previously served as a director of several public and private biotechnology, specialty pharmaceutical and diagnostic companies, including Sirna Therapeutics, Inc. (acquired by Merck & Co., Inc.), Ception Therapeutics, Inc. (acquired by Cephalon, Inc.), Transkaryotic Therapies, Inc. (acquired by Shire plc.), Pharmacopeia, Inc. (acquired by Ligand, Inc.), Cytogen Corporation (acquired by EUSA Pharma, Inc.), Myrexis, Inc. and Auxilium Pharmaceuticals, Inc. He was a managing partner at Phoenix IP Ventures, L.L.C. from 2005 to 2010. From 2004 to 2005, he was president, North America for Dr. Reddy’s Laboratories, Inc. Dr. Langer was senior vice president, project, portfolio and alliance management, senior vice president, product development strategy, and senior vice president, healthcare services R&D at GlaxoSmithKline from 1994 to 2004. He also served as president and chief executive officer at Neose Technologies, Inc. from 1991 to 1994. Previously, Dr. Langer held R&D and marketing positions at Eli Lilly, Abbott and Searle. Dr. Langer is a clinical professor in the Department of Psychiatry at Georgetown University School of Medicine. He was chief resident in psychiatry at Yale University School of Medicine and held clinical fellowships at Harvard Medical School and the National Institutes of Health. Dr. Langer serves on the Dean’s Advisory Board of Harvard Law School and the Committee on Medical Center Affairs of the Board of Directors of Georgetown University. He received an M.D. from Georgetown University School of Medicine, a J.D. (cum laude) from Harvard Law School and a B.A. in Biology from Columbia University. We believe that Dr. Langer’s business experience in the pharmaceutical industry and his service on the boards of directors of other companies qualifies him to serve on our supervisory board.
James Culverwell has been a member of our advisory board, the predecessor to our supervisory board, since August 2013. Mr. Culverwell also served on Innocoll Holdings’ board of directors from December 2012 to August 2013. Mr. Culverwell has over 30 years’ experience in the pharmaceutical industry in pharmaceutical company analysis, investment banking and healthcare private equity. Mr. Culverwell joined Hoare Govett in 1982, where he became director of European healthcare research. He joined Merrill Lynch & Co. in 1995, where he became head of European pharmaceutical research and global coordinator for healthcare research and established a top-rated franchise. In 2004, Mr. Culverwell set up Sudbrook Associates, a healthcare corporate advisor specializing in fund raising, corporate advice and due diligence in the private healthcare sector. Mr. Culverwell also sits on the boards of four other companies in the specialty pharmaceutical, drug development and diagnostic field. Mr. Culverwell received a MSc from the University of Aberdeen. We believe that Mr. Culverwell’s business experience in the pharmaceutical industry and his service on the boards of directors of other companies qualifies him to serve on our supervisory board.
John O’Meara has been a member of our advisory board, the predecessor to our supervisory board, since August 2013. Mr. O’Meara also served on Innocoll Holdings’ board of directors from May 2010 to August 2013. Mr. O’Meara has over ten years’ experience in the finance industry. Mr. O’Meara is currently a managing director in Morgan Stanley’s credit trading business in the Fixed Income Division of Sales and Trading. As a prior member of Morgan Stanley’s High Yield Research Team from 2003 to 2007, Mr. O’Meara was a published analyst of High Yield Research. Mr. O’Meara joined the trading desk in 2008 where his responsibilities included reviewing investing opportunities, corporate restructurings and capital market transaction. Mr. O’Meara holds a B.A. in Economics from University of California, Davis. We believe that Mr. O’Meara’s business and finance experience qualifies him to serve on our supervisory board.
Rolf D. Schmidt has been a member of our advisory board, the predecessor to our supervisory board, since August 2013. Mr. Schmidt also served on Innocoll Holdings’ board of directors from 1997 to August 2013. Mr. Schmidt was a co-founder of the medical bio-adhesives product company, Closure Medical Corporation. Mr. Schmidt led the company as chairperson from its early development through its initial public offering in 1996 and until its acquisition by Johnson & Johnson in 2005. He was co-founder of Sharpoint, Inc., a leading developer and manufacturer of ophthalmic surgical needles and sutures prior to its acquisition by Alcon Labs, Inc. in 1986. Mr. Schmidt actively consults with and invests in early-stage healthcare technology companies. We believe that Mr. Schmidt’s business and management experience, primarily in the healthcare industry, and his service on the boards of directors of other companies qualifies him to serve on our supervisory board.
Supervisory Board Committees and Independence
Decisions are generally made by our supervisory board as a whole; however, decisions on certain matters may be delegated to committees of our supervisory board to the extent permitted by law. The chairperson, or if he or she is prevented from doing so, the vice chairperson, chairs the meetings of the supervisory board and determines the order in which the agenda items are discussed, the method and order of the voting, any adjournment of the discussion and passing of resolutions on individual agenda items after a due assessment of the circumstances.
Pursuant to Section 107(3) of the German Stock Corporation Act, the supervisory board may form committees from among its members and charge them with the performance of specific tasks. The committees’ tasks, authorizations and processes are determined by the supervisory board. Where permissible by law, important powers of the supervisory board may also be transferred to committees. Under its internal rules of procedure, the supervisory board has set up and appointed an audit committee, a compensation committee and a nominating and corporate governance committee.
German law does not require the majority of our supervisory board members to be independent. However, the rules of procedure for our supervisory board require that the supervisory board be composed of a majority of independent members, as determined by the supervisory board. Under the supervisory board’s rules of procedure, a board member is deemed to be independent if such member has no business or personal relationships with us or the management board that could constitute a conflict of interest. Our supervisory board has determined that all of our supervisory board members are independent directors in accordance with the listing requirements of the NASDAQ Global Market. The NASDAQ independence definition includes a series of objective tests, including that the board member is not, and has not been for at least three years, one of our employees and that neither the board member nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our supervisory board has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our supervisory board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a board member. In making these determinations, our supervisory board reviewed and discussed information provided by the members of the supervisory board and us with regard to each board member’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of the members of our supervisory board, the members of our management board or our executive officers. In addition, all members of the audit committee meet the independence requirements contemplated by Rule 10A-3 under the Exchange Act.
Audit Committee
The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee’s responsibilities include, among other things:
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  engaging our independent registered public accounting firm;
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  evaluating the qualifications, independence and performance of our independent registered public accounting firm;
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  approving the audit and non-audit services to be performed by our independent registered public accounting firm;
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  reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;
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  discussing with the management board and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;
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  reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;
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  reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board any changes to such investment policy;
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  reviewing with our management board and our auditors any earnings announcements and other public announcements regarding our results of operations;
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  reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics; and
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  reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.
The members of our audit committee are Mr. Culverwell, Mr. O’Meara and Dr. Wild. Mr. Culverwell serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ Global Market. Our supervisory board has determined that Mr. Culverwell is an “audit committee financial expert,” as defined by applicable SEC rules, and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations. Our supervisory board has determined that

Mr. Culverwell, Mr. O’Meara and Dr. Wild are independent under the applicable rules of the SEC and the NASDAQ Global Market. Upon the listing of our ADSs on the NASDAQ Global Market, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and the NASDAQ Global Market.
Compensation Committee
Our compensation committee reviews and approves policies relating to compensation and benefits of the members of our management board and our other officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also reviews and approves the issuance of share options and other awards under our equity plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.
The members of our compensation committee are Dr. Langer, Mr. O’Meara and Dr. Wild. Mr. O’Meara serves as the chairperson of the committee. Our supervisory board has determined that Dr. Langer, Mr. O’Meara and Dr. Wild are independent under the applicable rules and regulations of the NASDAQ Global Market, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended. Upon the listing of our ADSs on the NASDAQ Global Market, the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee is responsible for assisting our supervisory board in discharging the supervisory board’s responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as members of the supervisory board at our annual meetings of shareholders (or special meetings of shareholders at which board members are to be elected), and the selection of candidates to fill any vacancies on our supervisory board, any committees thereof and our management board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies, reporting and making recommendations to our supervisory board concerning governance matters and oversight of the evaluation of our supervisory board and our management board. The members of our nominating and corporate governance committee are Mr. Culverwell, Dr. Langer and Mr. Schmidt. Mr. Schmidt serves as the chairperson of the committee. Our supervisory board has determined that Mr. Culverwell, Dr. Langer and Mr. Schmidt are independent under the applicable rules and regulations of the NASDAQ Global Market relating to nominating and corporate governance committee independence. Upon the listing of our ADSs on the NASDAQ Global Market, the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the supervisory board, board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our boards or compensation committee.
Board Diversity
Upon consummation of this offering, our nominating and corporate governance committee will be responsible for reviewing with the supervisory board, on an annual basis, the appropriate characteristics,

skills and experience required for the our supervisory board and management board as a whole and their individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the supervisory board, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:
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  personal and professional integrity, ethics and values;
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  experience in corporate management, such as serving as an officer or former officer of a publicly-held company;
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  experience as a board member or executive officer of another publicly-held company;
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  strong finance experience;
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  diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;
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  diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;
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  experience relevant to our business industry and with relevant social policy concerns; and
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  relevant academic expertise or other proficiency in an area of our business operations.
Currently, our supervisory board evaluates, and following the consummation of this offering will evaluate, each individual in the context of the supervisory board and the management board, respectively, as a whole, with the objective of assembling a group that can best maximize the success of the business and represent shareholder interests through the exercise of sound judgment using its diversity of experience in these various areas.
Management Board
Under German law and the company’s articles of association, the management board must consist of one or more persons and the supervisory board determines the exact number of members of the management board. The supervisory board also appoints the chairperson and the vice chairperson of the management board, if any.
Currently, the management board consists of two members, with Michael Myers, Ph.D., appointed as president and chief executive officer, and Gordon Dunn, appointed as chief financial officer. Members of our management board conduct the daily business of our company in accordance with applicable laws, our articles of association and the rules of procedure for the management board. The management board is generally responsible for the management of our company and for handling our daily business relations with third parties, the internal organization of our business and communications with our shareholders. In addition, the management board has the responsibility for:
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  the preparation of our annual financial statements;
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  the making of a proposal to our shareholders’ meeting on how our profits (if any) should be allocated (such proposal to be submitted simultaneously to the supervisory board); and
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  regular reporting to the supervisory board on our current operating and financial performance, our budgeting and planning processes and our performance under them and on future business planning (including strategic, financial, investment and personnel planning).
The supervisory board appoints the members of the management board for a maximum term of five years. Reappointment or extension of the term for up to five years is permissible. The supervisory board may revoke the appointment of a management board member prior to the expiration of his or her term for good cause only, such as for gross breach of fiduciary duties or if the shareholders’ meeting passes a vote of no-confidence with respect to such member, unless the supervisory board deems the no-confidence vote to be clearly unreasonable. The supervisory board is also responsible for entering into, amending and terminating service agreements with the management board members and, in general, for representing us in disputes with the management board, both in and out of court. The supervisory board may assign these duties to a committee of the supervisory board, except in certain cases in which the approval of the entire supervisory board is required, such as the approval of the compensation of members of our management board and the reduction of the compensation of members of our management board upon a deterioration of our status, which includes, among other things, a bankruptcy or the layoff of a significant number of employees.
According to our articles of association, either (i) two management board members or (ii) one management board member acting jointly with an authorized representative (Prokurist) have/has the authority to act on our behalf. The supervisory board may grant any management board member the right to represent us alone and may release any member of the management board from the restrictions on multiple representations under Section 181, 2nd Case of the German Civil Code (Bürgerliches Gesetzbuch).
Under their respective service agreements and by a special resolution of the supervisory board, all members of the management board have been granted authority to represent us alone and were released from the restrictions imposed by Section 181, 2nd Case of the German Civil Code.
The management board has the authority to determine our business areas and operating segments and resolve upon the internal allocation of responsibility for certain business areas and operating segments among the various members of the management board by setting up a business responsibility plan (Geschäftsverteilungsplan). Since we currently have only two members of the management board, we do not have a business responsibility plan in place at this time.
The following table sets forth the names and function of the current members of our management board and their ages:

Name	Age	Position
Michael Myers, Ph.D.	52	Chairperson of the management board, President and Chief Executive Officer
Gordon Dunn	50	Chief Financial Officer

The business address of the members of our management board is the same as our business address.
The following is a brief summary of the business experience of the members of our management board:
Michael Myers, Ph.D. became president and chief executive officer and a member of the board of directors of Innocoll Holdings, Inc. in June 2003. Dr. Myers has more than 27 years of industry experience in the drug delivery and specialty pharmaceutical sectors. He has served as president of the drug delivery division of West Pharmaceutical Services, president of pharmaceutical operations for Fuisz Technologies (Biovail) and has held executive positions in Flamel Technologies and Elan Corporation. Dr. Myers earned his Ph.D. in Chemistry from the University College Cork. We believe that Dr. Myers’ management and technical experience qualifies him to serve on our management board.
Gordon Dunn is a member of our management board and has served as our chief financial officer since 2012. Prior to joining us as chief financial officer, Mr. Dunn served on Innocoll Holdings’ board of directors as representative of NewSmith from December 2007 to December 2012. Mr. Dunn has 20 years’ experience in investment banking and private equity. Mr. Dunn has managed the private equity funds of NewSmith since their inception in 2004. Prior to joining NewSmith Capital, Mr. Dunn was employed in the investment banking and securities industry, including nine years at Merrill Lynch in London. At Merrill Lynch, Mr. Dunn held several senior positions, including co-head of the European Private Equity Group and Director of Equity Capital Markets. Mr. Dunn began his career as an associate at the law firm of Morrison & Foerster LLP. He received a B.A. from Stanford University and a J.D. from New York University School of Law. We believe that Mr. Dunn’s business experience qualifies him to serve on our management board.

Management Team
Our Management Board is supported by a highly qualified and internationally experienced management team:

Name	Age	Position
David Prior, Ph.D.	53	Executive Vice President, Clinical, Regulatory and Scientific Affairs
Denise Carter	45	Executive Vice President, Business Development and Corporate Affairs
James Croke	54	Executive Vice President, Engineering and Technology Development
Alexandra Dietrich, Ph.D.	39	Managing Director, Syntacoll GmbH

David Prior, Ph.D. has served as our executive vice president, clinical, regulatory and scientific affairs since 2008. He has more than 30 years of international experience in the pharmaceutical industry, having worked for major research-based companies, such as Wyeth and Aventis, as well as drug delivery companies, including Elan Corporation and Fuisz Technologies (Biovail). Dr. Prior joined Innocoll in 2004 from the UK-based CRO, Pharmaceutical Profiles, where he served on the board of directors as technical director responsible for R&D, clinical manufacturing and quality assurance. Dr. Prior holds a Ph.D. in Physical Organic Chemistry from the University of Surrey.
Denise Carter has served as our executive vice president, business development and corporate affairs since 2003. Ms. Carter has 23 years’ experience in the pharmaceutical industry and has held executive business development roles for various drug delivery companies. Prior to joining Innocoll, she served as vice president of business development for the drug delivery division of West Pharmaceutical Services, responsible for business development, marketing and project management. She has held senior business development positions with Eurand, Cardinal Health and Fuisz Technologies (Biovail). Ms. Carter holds B.S. in Chemistry from the College of William and Mary.
James Croke has served as executive vice president, engineering and technology development since 2007. Mr. Croke has over 27 years’ experience in the pharmaceutical industry and has held a variety of senior management positions in both European and American companies. Prior to joining Innocoll, he held the position of vice president of global projects for Cardinal Health Inc., with responsibilities including new technology integration, product management, process transfer and supply chain management. He has also served as vice president of manufacturing operations for Fuisz Technologies (Biovail) and has held senior management positions in manufacturing, process transfer and quality control for Elan Corporation. Mr. Croke holds an MSc Chemistry Degree from the University of Toronto.
Alexandra Dietrich, Ph.D. has been the managing director of Syntacoll GmbH, our manufacturing facility, since 2007. Educated as a pharmacist, she has over seven years’ experience in the pharmaceutical industry in Europe and has worked for a biotechnology company in the United States. She has experience in design, research and development as well as quality and regulatory affairs. Dr. Dietrich is authorized and registered as a Qualified Person. Dr. Dietrich holds a Ph.D. in Molecular Biology and Genetics from the University of Munich.
Code of Business Conduct and Ethics
We have adopted a written code of business conduct and ethics that applies to members of our boards, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon completion of this offering, our code of business conduct and ethics will be available under the Investor Relations—Corporate Governance section of our website at www.innocollinc.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of the NASDAQ Global Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

German Corporate Governance Code
The German Corporate Governance Code, or Corporate Governance Code, was originally published by the German Ministry of Justice (Bundesministerium der Justiz) in 2002 and was most recently amended on May 13, 2013 and published in the German Federal Gazette (Bundesanzeiger) on June 10, 2013. The Corporate Governance Code contains recommendations (Empfehlungen) and suggestions (Anregungen) relating to the management and supervision of German companies that are listed on a stock exchange. It follows internationally and nationally recognized standards for good and responsible corporate governance. The purpose of the Corporate Governance Code is to make the German system of corporate governance transparent for investors. The Corporate Governance Code includes corporate governance recommendations and suggestions with respect to shareholders and shareholders’ meetings, the supervisory and management boards, transparency, accounting policies, and auditing.
There is no obligation to comply with the recommendations or suggestions of the Corporate Governance Code. The German Stock Corporation Act requires only that the supervisory board and management board of a German listed company issue an annual declaration that either (i) states that the Company has complied with the recommendations of the Corporate Governance Code or (ii) lists the recommendations that the Company has not complied with and explains its reasons for deviating from the recommendations of the Corporate Governance Code (Entsprechenserklärung). In addition, a listed company is also required to state in this annual declaration whether it intends to comply with the recommendations or list the recommendations it does not plan to comply with in the future. These declarations have to be published permanently on the Company’s website. If the Company changes its policy on certain recommendations between such annual declarations, it must disclose this fact and explain its reasons for deviating from the recommendations. Non-compliance with suggestions contained in the Corporate Governance Code need not be disclosed.
Following our listing on the NASDAQ Global Market, the Corporate Governance Code will apply to us and we will be required to issue the annual declarations described above. According to their respective rules of procedure, our supervisory board and management board are obliged to comply with the Corporate Governance Code except for such provisions which they have explicitly listed in their annual declaration and for which they have stated that they do not comply with.
In particular, we adhere to the following significant recommendations of the Corporate Governance Code: (i) the supervisory board will establish compensation, nominating and corporate governance and audit committees; (ii) the management board must keep the supervisory board closely informed, in particular with respect to measures which can fundamentally affect our financial situation; and (iii) significant management measures are subject to supervisory board approval.
However, particularly in the initial phase after our listing on the NASDAQ Global Market, we expect to deviate from the recommendations and suggestions of the Corporate Governance Code in various respects. All deviations from the Corporate Governance Code recommendations will be published in the official annual declarations.
Differences between Our Corporate Governance Practices and the Rules of the NASDAQ Global Market
We are a foreign private issuer and our ADSs are listed on the NASDAQ Global Market. NASDAQ Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of NASDAQ Marketplace Rules, including most of the requirements of the 5600 Series. In order to claim such an exemption, we must disclose the significant differences between our corporate governance practices and those required to be followed by U.S. domestic issuers under NASDAQ’s corporate governance requirements. We generally comply with applicable German corporate governance practice rather than certain of the corporate governance requirements of NASDAQ. As permitted by exemptions under NASDAQ rules, the requirements of NASDAQ that we are not following and our non-conforming practices in lieu thereof are as follows:
•
  Rule 5250(d)(1) — Distribution of Annual and Interim Reports. We are exempt from the requirement under NASDAQ Rule 5250(d)(1) that an annual report, containing audited financial statements of the company and its subsidiaries, be distributed to shareholders a reasonable period of time following the filing of the annual report with the SEC. Consistent with the German Stock Corporation Act, we do not distribute annual and interim reports automatically to shareholders. Instead, our annual reports are available to the shareholders at the company’s offices or on the company’s website and are mailed to shareholders upon request. We also file annual reports with the SEC. In addition, under the deposit agreement relating to our ADSs, we have agreed to provide annual reports to the depositary bank so that the depositary bank may arrange for distribution of such information to holders of our ADSs;
•
  Rule 5605(c)(1) — Audit Committee Charter. We are exempt from certain requirements under NASDAQ Rule 5605(c)(1) with respect to a company’s audit committee, which require the creation of an audit committee composed of independent directors and operating pursuant to written charters that set forth their tasks and responsibilities. We currently have an audit committee and our supervisory board has determined that each member of the audit committee is “independent” as set forth in Rule 10A-3 of the Exchange Act and as required by Rule 5605(c)(2)(A)(ii). Our audit committee also has adopted a formal written charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities. However, pursuant to the German Stock Corporation Act, the independent auditors are elected at the shareholders’ meeting, instead of being appointed by the audit committee and therefore our audit committee does not have the responsibilities and authority necessary to comply with Rule 10A-3(b)(2), (3), (4) and (5) under the Exchange Act. In addition, also pursuant to the German Stock Corporation Act and applicable German law, our entire supervisory board, together with the management board and in some cases, the shareholders at the shareholders’ meeting is responsible for the final approval of the audited financial statements and our supervisory board as a whole responsible for many of the same functions as the audit committee is required to undertake under NASDAQ Rules;
•
  Rule 5605(e)(1) — Independent Director Oversight of Director Nominations. We are exempt from certain requirements under NASDAQ Rule 5605(e)(1) which sets forth certain voting and independence requirements with respect to nominations committees and the nomination of board members. We currently have a nominating and corporate governance committee and our supervisory board has determined that its members are independent under the applicable rules and regulations of the NASDAQ Global Market relating to nominating and corporate governance committee independence. However, pursuant to the German Stock Corporation Act, members of our management board are elected by our entire supervisory board and members of our supervisory board are elected by our shareholders’ meeting. Our nominating and corporate governance committee makes suggestions to the entire supervisory board for the election of members of the management board and for the selection of nominees for the supervisory board, which the entire supervisory board are presenting to the shareholders’ meeting for election. Our supervisory board is required to take independent action based on its German statutory responsibilities and in accordance with our articles of association and is not bound by suggestions of the nominating and corporate governance committee;
•
  Rule 5620(c) — Quorum. We are exempt from NASDAQ’s quorum rule which requires a quorum for any meeting of the holders of common shares of at least 33 1∕3% of the outstanding shares of the company’s voting shares. Consistent with German law, our articles of association do not provide for a quorum for shareholders’ meetings; and
•
  Rule 5620(b) — Solicitation of Proxies. We are exempt from NASDAQ’s proxy solicitation rules which require a company solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to NASDAQ. Consistent with German law, we offer to our shareholders to exercise their voting rights in the general meeting through proxies appointed by the company and keep the declarations of such proxies available for inspection for a period of three years. The proxies appointed by us are obliged to vote in accordance with the instructions of the represented shareholder. Under the deposit agreement pertaining to our ADSs, our depositary bank mails to holders of ADSs a notice stating, among other things, that each holder of ADSs is entitled to instruct the depositary bank as to the exercise of the voting rights. Each shareholder who desires to exercise or to give instructions for the exercise of voting rights must execute and return a document provided by the depositary bank that instructs the depositary bank as to how the number of the shares represented by such holders’ ADSs are to be voted; and
•
  Rule 5635(c) — Shareholder Approval. We are exempt from the NASDAQ’s shareholder approval requirement which generally requires companies to obtain shareholder approval of all equity-compensation plans (including share option plans) and any material revisions to them. Consistent with the German Stock Corporation Act, the adoption of our share option plans and any material revisions thereto needs to be approved by our shareholders insofar as the issuance of shares and/or share options under authorized or contingent capital authorizations requires shareholder approval.
Other significant differences between our governance practices and those of U.S. domestic NASDAQ-listed companies are as follows:
Two-Tier Board
In accordance with the requirements of the German Stock Corporation Act, we have a two-tier board structure consisting of a supervisory board and a management board, which is not comparable to the one-tier or unitary board system in the U.S. The two-tier governance system provides a strict separation of supervisory and management functions. Roles and responsibilities of each of the two boards are clearly defined by law.
Independence
Under this two-tier board system, except as described above, our methods for determining and ensuring the independence of its supervisory board differ from those of NASDAQ Rule 5605, which generally contemplates a U.S.-style, one-tier system. In contrast to the NASDAQ Rules, which require the board to affirmatively determine the independence of the individual directors with reference to specific tests of independence, German law does not require the supervisory board to make such affirmative findings on an individual basis. At the same time, the rules of procedure of our supervisory board contain several provisions to help ensure the independence of the supervisory board’s advice and supervision. Furthermore, the members of our supervisory and management boards are strictly independent from one another. A member of one board is legally prohibited from being concurrently active on the other. Supervisory board members have independent decision making authority and are legally prohibited from following the direction or instruction of any affiliated party. Moreover, supervisory board members may not enter into advisory, service or certain other contracts with us, unless approved by the supervisory board.
Compliance with the requirements of NASDAQ Rule 5600 Series applicable to foreign private issuers
Under Rule 5615(a)(3), as amended, we are required to comply with Rule 5625 (relating to the notification of material noncompliance), Rule 5640 (relating to certain voting rights and to have an audit committee that satisfies Rule 5605(c)(3) (regarding compliance with Rule 10A-3 of the Exchange Act) and to ensure that such audit committee’s members meet the independence requirement in 5605(c)(2)(A)(ii) (regarding independence required under Rule 10A-3 of the Exchange Act).
Our supervisory board has determined that as of       , we are in compliance with the aforementioned requirements applicable to foreign private issuers pursuant to Rule 5600 Series. In particular, our supervisory board has determined that each member of the audit committee is “independent” as set forth in Rule 10A-3 of the Exchange Act and as required by Rule 5605(c)(2)(A)(ii).

Compensation of Supervisory Board and Management Board Members
Compensation of Supervisory Board Members
2013 Supervisory Board Member Compensation Table
The following table sets forth information for the year ended December 31, 2013 regarding the compensation awarded to, earned by or paid to our supervisory board members who served on our supervisory board during 2013. Our employees who also serve as supervisory board members do not receive additional compensation for their performance of services as Supervisory Board Members. This table does not include the value of restricted shares and options awarded pursuant to our 2014 Restricted Share Plan.

Name	Fees Earned or Paid in Cash ($)	Share Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Anthony H. Wild, Ph.D.	—	—	—	—	—	—
James Culverwell	—	—	—	—	—	—
Dennis H. Langer, M.D.	$100,000	—	—	—	—	$100,000
John O’Meara	—	—	—	—	—	—
Rolf D. Schmidt	—	—	—	—	—	—

The table below shows the aggregate numbers of option awards held as of December 31, 2013 by each supervisory board member serving as of December 31, 2013.

Name	Options Outstanding at Fiscal Year End
Anthony H. Wild, Ph.D.	—
James Culverwell	—
Dennis H. Langer, M.D.	—
John O’Meara	—
Rolf D. Schmidt	—

Under German law, the compensation of the first supervisory board of a German stock corporation can only be determined by the shareholders’ meeting that resolves on the discharge of the first members of the supervisory board. Because the supervisory board appointed at the time of our incorporation as a stock corporation on            , 2014 is our first supervisory board, the final consideration payable to supervisory board members will be decided at our annual general shareholders’ meeting that will take place in 2014.
However, we expect to propose the following remuneration system to our shareholders at our 2014 annual general shareholders’ meeting:
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  Ordinary members of the supervisory board shall receive a fixed remuneration in the amount of €     per annum. The chairman and vice chairman of the supervisory board shall receive higher fixed remuneration in the amount of €     per annum and €     per annum, respectively.
•
  We will not pay fees for attendance at supervisory board meetings.
•
  The members of the supervisory board will be entitled to reimbursement of their reasonable, documented expenses (including, but not limited to, travel, board and lodging and telecommunication expenses).
After its approval by our general shareholders’ meeting in 2014, this proposed remuneration system will remain in force until it has been amended or terminated by our general shareholders’ meeting.

Remuneration and Benefits in the Fiscal Year 2013
Our supervisory board will be established for the first time upon the incorporation of Innocoll AG. Innocoll GmbH currently has had an advisory board since its registration in the commercial register on August 23, 2013. For the fiscal year 2013, only Dr. Langer of our advisory board received compensation in connection with his service on the advisory board, which included $100,000 in consultancy fees.
Compensation of Management Board Members
2013 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers during the fiscal year ended December 31, 2013:

Name and Principal Position	Salary	Bonus	Share Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation		Total
Michael Myers, Ph.D. Chairperson of the Management Board, President and Chief Executive Officer	$387,373	—	—	—	—	$51,761	(1)	$439,134
Gordon Dunn Chief Financial Officer	$238,095	—	—	—	—	—	(2)	$238,095

(1)
  Includes term life insurance, short and long-term disability insurance, long-term care insurance and matching contributions under the terms of our 401(k) plan.
(2)
  From January 2012 through May 2013, Mr. Dunn was employed as a part-time consultant, and from June 2013 as a full-time employee. Compensation to Mr. Dunn is denominated in Great Britain Pounds, converted for the table above at a rate of £0.665 to $1.00, the average yearly rate for 2013 published by the United States Internal Revenue Service. Mr. Dunn’s salary includes $62,657 in consulting fees accrued and payable for the period up to June 2013, and $175,439 in base salary accrued or paid from June through December 2013. Mr. Dunn’s current base salary is £200,000 per annum, or $300,752.
In the year ended December 31, 2013, (i) Dr. Myers received total compensation of $439,134, which included base salary and other benefits, including our contribution to a direct insurance plan for Dr. Myers; and (ii) Mr. Dunn received total compensation of $238,095, which included $62,657 consultancy fees accrued and payable for the period up to June 2013, and $175,439 in base salary accrued and paid from June 2013 through December 2013.
Employment Agreement with Michael Myers, Ph.D.
Dr. Myers has entered into an employment agreement with us under which he is entitled to receive an initial base salary of $275,000 and provides that Dr. Myers will serve as a member of our management board during the term of his employment as our president and chief executive officer. Dr. Myers is also entitled to an annual performance bonus, based on certain annual corporate goals and individual performance goals established annually by our supervisory board, in an amount no less than 30% and no more than 60% of his annual base salary. If we terminate Dr. Myers’s employment other than due to his death; his inability to fully perform his duties and responsibilities by reason of illness, injury or incapacity for specified time periods; his admission of any dishonest or illegal act or omission; his conviction of any misdemeanor or felony pertaining to or involving dishonesty, harassment or violence; any negligent act or omission by him which has a material adverse effect upon us; his willful misconduct; a materially false or misleading representation in his employment agreement; his failure to implement or observe any directive of the supervisory or management board or his breach, violation or default of any of the covenants, duties or obligations imposed upon him in his employment agreement (subject to the ability to cure); his failure to fully perform performance standards determined by the supervisory or management board (subject to the ability to cure); or a good faith determination by the advisory board or our outside accountants that we are insolvent using the balance sheet test or is unable to pay our debts as they mature or if his agreement is terminated after a change of control, the agreement provides that Dr. Myers will receive severance payments of 12 months of base salary continuation, up to 12 months of all medical, dental and life insurance benefits, unless Dr. Myers becomes entitled to such benefits through a new employer. Dr. Myers has entered into a confidentiality and non-competition agreement with us that prohibits him from disclosing our confidential information and from being an employee or consultant of a company directly competing with us, as well as from soliciting our employees and customers, for one year following a termination of his employment. “Change of control” is defined to mean the occurrence of either of the following: (i) a tender offer, share purchase, other share acquisition, merger, consolidation or recapitalization whereby any person or group of persons management become the beneficial owners, directly or indirectly, of securities representing more than fifty-percent (50%) of the combined voting power of all of our then outstanding securities, or (ii) any transfer of substantially all of our assets to any entity where more than fifty-percent (50%) of the combined voting power of all of such entity’s then outstanding securities is owned by a person or group of persons, in each case of (i) and (ii) other than to (1) existing shareholders, and (2) executive management.
Employment Agreement with Gordon Dunn
We entered into an employment agreement with Gordon Dunn on June 1, 2013. The agreement entitles Mr. Dunn to receive an initial base salary of £200,000 and provides that Mr. Dunn will serve as chief financial officer for the company and all of its direct and indirect subsidiaries. Mr. Dunn is also entitled to participate in any bonus scheme from time to time determined by us and in any long term equity incentive plan implemented by us. We have agreed, subject to supervisory board and shareholder approval, where required, to set Mr. Dunn’s participation level in any such plan at approximately 50% of the chief executive officer’s level. Both we and Mr. Dunn may terminate his employment agreement with six months’ written notice. In addition, we may terminate Mr. Dunn’s employment agreement for cause. Mr. Dunn has entered into a confidentiality and non-competition agreement with us that prohibits him from disclosing our confidential information and from being an employee or consultant of a company directly competing with us, as well as from soliciting our employees and customers, for one year following a termination of his employment, or from the date he commences any garden leave prior to his actual termination date.
Equity-based Plans
2014 Restricted Share Plan and Phantom Share Awards
In January 2014, we adopted a restricted share plan pursuant to which certain restricted shares and phantom shares have been issued to members of our management board and certain of our employees and employees of our subsidiaries, which restricted shares and phantom shares were converted into our ordinary shares or rights to receive our ordinary shares or cash as a result of our reorganization into a stock corporation. Pursuant to the restricted share plan and the award agreements entered into in connection therewith, the restricted shares and phantom shares are forfeited and subject to a repurchase right by us in the case of a bad leaver event, which is (i) a voluntary termination by the employee, other than in the context of a constructive termination, and (ii) a termination of the grantee by us for cause. If a bad leaver event occurs, the restricted shares and phantom shares can be repurchased by us at any time without further notice or action of the grantee at a price equal to the lesser of the amount paid by the grantee for such shares, and the fair market value per share on the date of such forfeiture. However, if no bad leaver event occurs before the occurrence of the earlier of (i) the 183rd day after our initial public offering, and (ii) a so-called liquidity event, our repurchase right terminates and the ordinary shares or phantom shares held by the grantee are no longer subject to any restrictions. A liquidity event occurs in the event we merge or consolidate into or with another entity or vice versa (subject to certain limited exceptions), of the sale, conveyance, mortgage, pledge or lease of all or substantially all our assets, or of the disposition of securities representing a majority of our voting power through a transaction or series of related transactions. For certain of the grantees holding restricted shares, their award agreement specifies that our repurchase right also terminates on the day prior to date that is the fifth anniversary of the date the restricted shares were granted to such person, if earlier that the other termination events described above. While the restricted shares are still subject to our repurchase right, they may not be transferred by the grantee other than by way of inheritance or for estate planning purposes.

We have also entered into certain phantom share award agreements with certain of our executives who did not receive restricted shares under the restricted share plan pursuant to which the grantee has a contractual claim against us to receive a bonus payment in case of a so-called exit event, which is the earlier of (i) the 183rd day after our initial public offering, and (ii) the occurrence of a liquidity event, as described above for the restricted share plan. The bonus payment will be an amount equal to the fictitious value of the phantom shares held by the grantee to be calculated on the basis of the value of our company on a cash free/debt free basis at the time and as a result of an exit event, divided by the real number of shares of our company issued at the time of the exit event, in each case treating phantom shares as if they were actual restricted shares. We have the option, but not the obligation, to issue shares to the grantee in lieu of a cash bonus payment. The phantom shares are subject to our repurchase right if a bad leaver event occurs under the same terms and conditions as those applicable to the restricted shares, described above. While the restricted shares or the phantom shares are still subject to our repurchase right, they may not be transferred by the grantee other than by way of inheritance or for estate planning purposes.
2014 Equity Incentive Plan
In         , 2014, our supervisory board adopted an equity incentive plan, pursuant to which selected members of our management board, supervisory board and one observer of our supervisory board, as well as our employees and employees of our subsidiaries are eligible to acquire our ordinary shares pursuant to share options, phantom shares or restricted shares. Some of the share options granted under these plans may be incentive share options, or ISOs, which are intended to qualify for favorable U.S. federal income tax treatment under the provisions of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, or U.S. Internal Revenue Code, or non-qualified share options, or NSOs, which do not so qualify. The aggregate fair market value of the ordinary shares represented by any given optionee’s ISOs that become exercisable for the first time in any calendar year may not exceed $100,000. Share options in excess of this limit are treated as NSOs.
The management board, and, to the extent that our management board is concerned, the supervisory board, selects the eligible persons to whom share options, phantom shares, or restricted shares, will be granted and determines the grant date, amounts, exercise price, vesting periods and other relevant terms of the share option or share grants (including acceleration provisions) in accordance with the provisions of the plan, including whether the options are intended to be ISOs or NSOs. Under our plan, employees are eligible to receive grants of ISOs and NSOs, while directors of our U.S. subsidiary and members of our management board and consultants are eligible to receive grants of NSOs only. Share option grants to members of the management board require the approval of the supervisory board. The exercise price of options or restricted shares granted under the plans can be determined by the management board, and, to the extent that our management board is concerned, the supervisory board within specific parameters fixed by our shareholders in the respective resolutions relating to the plan.
A share option granted under any of our plan may not be exercised until the share option vests. In the event of the termination of service of an optionee, the unvested portion of a share option is generally forfeited, and the vested and exercisable portion generally terminates six months after a termination of service due to the death of the optionee, three months after a termination of service due to the permanent disability of the optionee or three months after termination of employment for any other reason. Notwithstanding the foregoing, a share option may not be exercised following the expiration of its term, which under the plan cannot exceed five years from the date of grant. A share option is generally not transferable during the life of the optionee, but is inheritable upon the death of the optionee.
In the event of a merger with or into another entity (Verschmelzung), a change in our legal form (Umwandlung), a change in the nominal value of our ordinary shares and similar measures leading to the cancellation or conversion of the shares underlying the share options, each outstanding share option will be substituted by the right to purchase at the exercise price a specific number of shares or other interests (calculated on the basis of the fair market value of our ordinary bearer shares at the time of any such change) substituting our ordinary shares. Other statutory adjustment events may apply to all our share options and convertible bonds in accordance with German law.

CERTAIN TRANSACTIONS
The following includes a summary of transactions since January 1, 2011 to which we have been a party in which the amount involved exceeded or will exceed $120,000, and in which any of our board members, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital shares or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described under “Management—Compensation of Supervisory Board and Management Board Members.” We also describe below certain other transactions with our board members, executive officers and shareholders. Any reference to “we,” “us,” “our” or “the Company” in the description below relating to periods prior to August 23, 2013 refer to Innocoll Holdings, Inc. and its subsidiaries existing at the time, as the context requires.
Innocoll Holdings, Inc. 2012 and 2013 Debt Financings
In the year ended December 31, 2012, we issued $5.1 million in aggregate principal amount of convertible notes to certain of our existing investors, in three separate tranches. In January 2012, we received financing of $1.1 million from certain of our investors in the form of an aggregate principal of up to $1.6 million 10% senior convertible promissory notes, 386 shares of series C-3 preferred stock and 2,750,077 warrants for the purchase of the company’s common stock at a price of $0.30 per share and a contractual life of 10 years. The stated maturity of the convertible promissory notes was September 2013. In June 2012, we received further financing of $2.0 million under terms similar to the January financing. The number of warrants granted in the June financing was 5,000,000, also with an exercise price of $0.30 per share and a contractual life of 10 years, along with 702 shares of series C-3 preferred stock. In November 2012, the company received further financing of $2.0 million under terms similar to the January 2012 financing. The number of warrants granted in the November 2012 financing was 5,000,000, also with an exercise price of $0.30 per share and a contractual life of 10 years, along with 695 shares of series C-3 preferred stock. All convertible promissory notes issued in 2012 had a liquidation preference of three times principal plus one times interest outstanding.
In the year ended December 31, 2013, we received financing of $1.4 million from certain of our investors in the form of 10% senior convertible promissory notes in aggregate principal of up to $1.5 million, 488 shares of series C-3 preferred stock and 3,491,623 warrants for the purchase of the company’s common stock at an exercise price of $0.30 per share and a contractual life of 10 years. The stated maturity of the convertible promissory notes was September 2013. The January 2013 convertible promissory notes had a liquidation preference of three times principal plus one times interest outstanding.
All the warrants issued in the 2012 and 2013 debt financings described above, were subsequently exchanged for options in Innocoll GmbH, as more fully described below in “—Re-Domicile of Parent Company.”
Innocoll Holdings, Inc. Debt for Equity Exchange, Equity Financing
Pursuant to an exchange agreement entered into in June 2013 between Innocoll Holdings, Inc. and the holders of the convertible notes, an aggregate of $26.7 million of principal and accrued interest on the outstanding convertible notes and shares of series C-3 preferred stock issued from May 2010 to August 2010 were exchanged for 26,687,487 shares of series C preferred stock, and an aggregate of $15.9 million of principal and accrued interest on the outstanding convertible notes and shares of series C-3 preferred stock issued from March 2011 to January 2013 were exchanged for 15,872,592 shares of series D preferred stock in Innocoll Holdings, Inc. (the “Debt for Equity Exchange”).
In June 2013, we received net proceeds of $1.0 million from certain of our investors from the issue of 1,000,000 shares of series D preferred stock of Innocoll Holdings, Inc. and warrants to purchase an aggregate of 2,500,000 shares of common stock Innocoll Holdings, Inc. with an exercise price of $0.30 per share and a contractual life of 10 years (the “Innocoll Holdings 2013 Equity Financing”). The warrants issued in the Innocoll Holdings 2013 Equity Financing were subsequently exchanged for options in Innocoll GmbH, as more fully described below in “—Re-Domicile of Parent Company.”

Innocoll Holdings, Inc. Share Repurchase
In June 2013, Innocoll Holdings, Inc. repurchased and redeemed restricted shares which had been purchased in December 2007, by certain employees and board members in exchange for promissory notes. Pursuant to the employee share repurchase, the company purchased an aggregate of 5,466,821 shares of common stock (24% of the shares of common stock then outstanding) in exchange for forgiving and writing off loans and accrued interest due in aggregated amount of €8.6 million.
Re-Domicile of Parent Company
The series C and series D preferred stock and all outstanding warrants in Innocoll Holdings, Inc. were subsequently exchanged for series C and series D preferred stock and options in Innocoll GmbH. Pursuant to a notarial deed entered into between the shareholders of Innocoll Holdings, Inc. and Innocoll GmbH in July 2013, the holders of shares of common stock, shares of series A, series B, series C and series D preferred stock and warrants to purchase common stock of Innocoll Holdings, Inc. contributed their shares and warrants by way of a contribution-in-kind to Innocoll GmbH in exchange for ordinary shares, series A, series B, series C and series D preferred shares and options to purchase ordinary shares of Innocoll GmbH and as a result thereof, Innocoll Holdings, Inc. became Innocoll GmbH’s wholly-owned subsidiary. Innocoll GmbH issued (i) a total of 738,623 shares, comprised of 38,750 ordinary shares, 316,640 series A preferred shares, 53,234 series B preferred shares, 202,179 series C preferred shares and 127,820 series D preferred shares, each with a notional value of €1.00 per share with a premium of €99, and (ii) and 158,176 options to purchase ordinary shares an exercise price of €100 per share and a contractual life of 10 years, which exercise price was subsequently adjusted to €    per share in connection with our reorganization into a stock corporation, as more fully described below in “—2014 Option Agreement.” The preferred shares of Innocoll GmbH have similar liquidation preferences and cumulative dividend rights to the preferred shares of the same series of Innocoll Holdings, Inc. after the Debt for Equity Exchange. In September 2013, Innocoll Holdings, Inc. filed a certificate of dissolution in Delaware, and the equity interests in each of Innocoll Pharmaceuticals Limited, Innocoll Technologies Limited, both registered in the Republic of Ireland and Innocoll Inc., a Delaware corporation were distributed to Innocoll GmbH. The above-described transactions, including the Debt for Equity Exchange, are collectively defined herein and in our financial statements as the “re-domicile” or the “Re-Domicile of Parent Company.”
Innocoll GmbH 2013 Equity Financings
Subsequent to the re-domicile during the year ended December 31, 2013, Innocoll GmbH received €6.3 million from the sale of our preferred shares to certain of our existing investors, in two separate tranches. In October 2013, we issued €2.0 million of series D preferred shares to certain of our investors and 15,147 options to purchase our ordinary shares. In November 2013 we issued €4.3 million of series D preferred shares to certain of our investors and 31,876 options to purchase our ordinary shares. The options have an exercise price of €100 per share and a contractual life of 10 years, which options were amended and the exercise price was subsequently adjusted to €    per share in connection with our reorganization into a stock corporation, as more fully described below in “—2014 Option Agreement.”

The following sets out the shares and options in Innocoll GmbH acquired as a result of the Innocoll Holdings, Inc. 2012 and 2013 Debt Financings, the Innocoll Holdings 2013 Equity Financing and the Innocoll GmbH 2013 Equity Financings, and excludes shares and options in Innocoll GmbH received in the 2013 Corporate Reorganization in connection with financings which occurred prior to January 1, 2011:

Participants	Series D Preferred Shares	Options
5% or Greater Shareholders(1)
Cam Investment Cayman Holdings L.P.	41,710	31,283
Morgan Stanley & Co. LLC	33,740	25,305
NewSmith Opportunities Private Equity Fund L.P.	13,024	9,768
Investment Partners, L.P.	9,856	7,392
Big Creek, L.P.	139	104
Executive Officers and Directors(1)
James Culverwell	5,105	3,749
Gordon Dunn	4,185	2,874
Dennis H. Langer, M.D.	3,688	2,766
Michael Myers, Ph.D.	1,410	994
Rolf D. Schmidt	8,012	6,009
Anthony H. Wild, Ph.D.	10,187	7,640

(1)
  Additional details regarding these shareholders and their equity holdings are provided in “Principal Shareholders.”
Some of our board members and executive officers are associated with our principal shareholders as indicated in the table below:

Board Members	Principal Shareholder
James Culverwell	NewSmith Opportunities Private Equity Fund L.P.
Gordon Dunn	NewSmith Opportunities Private Equity Fund L.P.
Rolf D. Schmidt	Investment Partners L.P., Big Creek L.P.
John O’Meara	Morgan Stanley & Co. LLC

Employment Agreements
We have entered into employment agreements with each of the members of the management board. For more information regarding these agreements, see the section in this prospectus entitled “Management—Compensation of Management Board Members—2013 Summary Compensation Table.”
Mr. Dunn is a partner of NewSmith Asset Management L.L.P., NewSmith Opportunities Carried Interest Fund L.P., NewSmith L.L.P. and NewSmith Capital Partners L.L.P., each of which is related to our shareholder NewSmith Opportunities Private Equity Fund, L.P., or the NewSmith Fund. NewSmith Asset Management L.L.P. is the manager of the NewSmith Fund, and Mr. Dunn serves as portfolio manager of the NewSmith Fund in which capacity he continues to monitor investments held by, and serves on the investment committee of, the NewSmith Fund (the NewSmith Fund is no longer making new investments). Mr. Dunn holds an indirect interest in the NewSmith Fund through his membership in NewSmith Capital Partners L.L.P., and also is entitled to a portion of the carried interest of the NewSmith Fund through his membership in NewSmith Opportunities Carried Interest Fund L.P.
2014 Option Agreement
In January 2014, our predecessor, Innocoll GmbH, entered into an option agreement, as amended on March 20, 2014 with its then-existing shareholders, including Dr. Myers and Mr. Dunn in their capacity as shareholders (the “2014 Option Agreement”). The 2014 Option Agreement covers all options issued by Innocoll GmbH in connection with re-domicile and the 2013 equity financing described above under “—Re-Domicile of Parent Company,” and “—Innocoll GmbH 2013 Equity Financings,” respectively. Pursuant to the 2014 Option Agreement, these shareholders and Kinabalu Financial Products L.L.P. received the right, at any time and from time to time, to purchase up to 205,199 shares of Innocoll GmbH in the aggregate, with an exercise price of €100 per share and a contractual life of 10 years. In connection with our reorganization into a stock corporation, all options under the 2014 Option Agreement were amended to purchase up to     shares of Innocoll AG in the aggregate and the exercise price was adjusted to €    per share. We have created an authorized capital as set forth in our articles of association, to cover the required share issuances under the 2014 Option Agreement. The authorized capital will remain in effect until March 20, 2019, on which date any unexercised options expire pursuant to the terms of the 2014 Option Agreement, unless our shareholders approve the creation of a new authorized capital for an additional five year period.
Policies and Procedures for Related Person Transactions
Our supervisory board has adopted a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related-person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus, and as adjusted to reflect the sale of ADSs in this offering, by:
•
  members of our supervisory board;
•
  members of our management board;
•
  members of our supervisory and management boards as a group; and
•
  each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares as of the date of this prospectus.
The number of shares beneficially owned by each shareholder is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power. Applicable percentage ownership is based on 1,054,356 ordinary and preferred shares outstanding on the date of this prospectus, which gives effect to the conversion of all outstanding shares of convertible preferred shares into ordinary shares on a one-for-one basis and the conversion of all outstanding warrants to purchase shares of our convertible preferred shares into warrants to purchase ordinary shares based upon current ownership levels, which may be adjusted effective upon our reorganization into a German stock corporation. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days of the date of this prospectus are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. None of our shareholders has different voting rights from other shareholders. There are 9 holders of record in the United States.
Unless otherwise indicated, the address of each beneficial owner listed below is c/o Innocoll AG, Midlands Innovation and Research Centre, Dublin Road, Athlone, County Westmeath, Ireland. We believe, based on information provided to us, that each of the shareholders listed below has sole voting and investment power with respect to the shares beneficially owned by the shareholder, unless noted otherwise, subject to community property laws where applicable.

	Shares Beneficially Owned Prior to Offering(1)		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% or Greater Shareholders
Cam Investment Cayman Holdings L.P.(2)	355,548	33.7%
Morgan Stanley & Co. LLC(3)	218,263	20.7%
NewSmith Opportunities Private Equity Fund L.P.(4)	178,563	16.9%
Investment Partners, L.P.(5)	88,487	8.4%
Big Creek, L.P.(6)	74,517	7.1%
Members of Supervisory and Management Boards and Executive Officers
Michael Myers, Ph.D.(7)	2,404	*
Gordon Dunn(8)	203,869	19.3%
James Culverwell(9)	11,311	1.1%
Dennis H. Langer, M.D.(10)	12,476	1.2%
John O’Meara(11)	—	*
Rolf D. Schmidt(12)	19,782	1.9%
Anthony H. Wild Ph.D.(13)	41,810	4.0%
All members of our supervisory and management boards as a group (7 persons)	291,652	27.7%

*
  Less than 1.0%.
(1)
  Excludes all phantom shares, and options to purchase ordinary shares to be issued in the future pursuant to our 2014 Restricted Share Plan and 2014 Equity Incentive Plan.
(2)
  Consists of 158,320 series A preferred shares, 71,438 series C preferred shares, 55,665 series D preferred shares and 70,125 ordinary shares issuable upon the exercise of share options that have vested or will vest within 60 days of the date of this prospectus. The general partner of Cam Investment Cayman Holdings L.P. is Cam Investment Cayman Holding G.P. Inc. The address for Cam Investment Cayman Holding L.P., Cam Investment Cayman Holdings G.P. Inc. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(3)
  Consists of 52,773 series A preferred shares, 43,384 series C preferred shares, 62,032 series D preferred shares and 60,074 ordinary shares issuable upon the exercise of share options that have vested or will vest within 60 days of the date of this prospectus. Adam Savarese is a Managing Director of the business unit at Morgan Stanley & Co. LLC that holds the shares in the ordinary course of its business and as such may be deemed to have voting and dispositive power over the shares held by Morgan Stanley & Co. LLC. Adam Savarese disclaims beneficial ownership of these shares. Morgan Stanley & Co. LLC, a registered broker-dealer, is a subsidiary of Morgan Stanley, a widely held reporting company under the Exchange Act. The address for Morgan Stanley & Co. LLC is 1585 Broadway, Floor 2, New York, New York 10036.
(4)
  Consists of 105,547 series A preferred shares, 26,850 series C preferred shares, 21,520 series D preferred shares and 24,646 ordinary shares issuable upon the exercise of share options that have vested or will vest within 60 days of the date of this prospectus. The general partner of NewSmith Opportunities Private Equity Fund L.P. is NewSmith Capital G.P. Limited. The address for NewSmith Opportunities Private Equity Fund L.P. and NewSmith Capital G.P. Limited is 57 Berkeley Square, London W1J 6ER, Great Britain.
(5)
  Consists of 16,568 ordinary shares, 23,531 series B preferred shares, 25,906 series C preferred shares, 9,856 series D preferred shares and 12,626 ordinary shares issuable upon the exercise of share options that have vested or will vest within 60 days of the date of this prospectus. The general partner of Investment Partners, L.P. is ACL Investments, L.L.C. Paul Oxholm and Carlton Schmidt are the members of ACL Investments, L.L.C. and constitute all of the managers of ACL Investments, L.L.C. ACL Investments, L.L.C., Paul Oxholm and Carlton Schmidt may, therefore, be deemed to be the beneficial owners of the ordinary shares held by Investment Partners L.P. The address for Investment Partners L.P., ACL Investments, L.L.C., Paul Oxholm and Carlton Schmidt is 855 Berkshire Boulevard, Suite 103, Wyomissing, Pennsylvania 19610.
footnotes continued on following page

(6)
  Consists of 17,716 ordinary shares, 23,563 series B preferred shares, 27,100 series C preferred shares, 139 series D preferred shares and 5,999 ordinary shares issuable upon the exercise of share options that have vested or will vest within 60 days of the date of this prospectus. The general partner of Big Creek, L.P. is Impellum, L.L.C. Paul Oxholm and Rolf A. Schmidt are the members of Impellum, L.L.C. and constitute all of the managers of Impellum, L.L.C. Impellum, L.L.C., Paul Oxholm and Rolf A. Schmidt may, therefore, be deemed to be the beneficial owners of the share capital held by Big Creek, L.P. The address for Big Creek, L.P., Impellum, L.L.C., Paul Oxholm and Rolf A. Schmidt is 855 Berkshire Boulevard, Suite 103, Wyomissing, Pennsylvania 19610.
(7)
  Dr. Myers is our President, Chief Executive Officer and the chairperson of the management board. Consists of 1,410 series D preferred shares and 994 ordinary shares issuable upon the exercise of share options that have vested or will vest within 60 days of the date of this prospectus.
(8)
  Mr. Dunn is our Chief Financial Officer and a member of the management board. Consists of 4,185 series D preferred shares held by the Rebecca F. Dunn 2011 Irrevocable Trust and 2,874 ordinary shares issuable upon the exercise of share options that have vested or will vest within 60 days of the date of this prospectus held by the Rebecca F. Dunn 2011 Irrevocable Trust. Mr. Dunn is joint trustee and beneficiary of the Rebecca F. Dunn 2011 Irrevocable Trust and has a shared power to vote, acquire, hold and dispose of the shares and options it holds. See footnote 4.
(9)
  Mr. Culverwell is a member of the supervisory board. Consists of 633 series C preferred shares held as nominee for Sudbrook Associates, L.L.P., 5,105 series D preferred shares, 3,749 ordinary shares issuable upon the exercise of share options that have vested or will vest within 60 days of the date of this prospectus and 125 ordinary shares issuable upon the exercise of share options that have vested or will vest within 60 days of the date of this prospectus held as nominee for Sudbrook Associates, L.L.P. Mr. Culverwell holds a 33.3% interest in Sudbrook Associates, L.L.P. and has a shared power to vote, acquire, hold and dispose of the shares and options it holds.
(10)
  Dr. Langer is a member of the supervisory board. Consists of 3,688 series D preferred shares held in the name of Langer VC Holdings, LLLP and 2,766 ordinary shares issuable upon the exercise of share options that have vested or will vest within 60 days of the date of this prospectus held in the name of Langer VC Holdings, LLLP.
(11)
  Mr. O’Meara is a member of the supervisory board.
(12)
  Mr. Schmidt is a member of the supervisory board. Consists of 2,337 ordinary shares, 411 series B preferred shares, 2,561 series C preferred shares, 8,012 series D preferred shares and 6,461 ordinary shares issuable upon the exercise of share options that have vested or will vest within 60 days of the date of this prospectus.
(13)
  Dr. Wild is the chairperson of the supervisory board. Consists of 568 ordinary shares, 12,425 series D preferred shares and 8,287 ordinary shares issuable upon the exercise of share options that have vested or will vest within 60 days of the date of this prospectus.

DESCRIPTION OF SHARE CAPITAL
The following description is a summary of certain information relating to our share capital, as well as certain provisions of our articles of association and the German Stock Corporation Act (Aktiengesetz). Unless stated otherwise, the description insofar as it relates to our articles of association is based on the amended version of our articles of association as adopted by our shareholders’ meeting on            , 2014, which is expected to be registered in the commercial register in due course prior to the completion of this offering. This summary does not purport to be complete and speaks as of the date of this prospectus. Copies of the articles of association will be publicly available from the commercial register (Handelsregister) of the local court in Regensburg, Germany, electronically at www.unternehmensregister.de and as an exhibit to the Registration Statement of which this prospectus forms a part.
Incorporation of the Company
The legal predecessor of our company, Innocoll, Inc., was incorporated in Delaware in December 1997 and renamed Innocoll Holdings, Inc. in May 2004. In July 2013, we re-domiciled our parent company from the United States to Germany pursuant to a contribution in kind and share for share exchange into the newly formed Innocoll GmbH, a German limited liability company. Pursuant to a notarial deed to be entered into between the shareholders of Innocoll GmbH prior to consummation of this offering, the holders of series A, series B, series C, series D and series D-2 preferred shares of Innocoll GmbH will agree to cancel and terminate all preference, redemption and cumulative dividend rights in exchange for the acquisition or sale of ordinary shares, upon reorganization of Innocoll GmbH into a German stock corporation (Aktiengesellschaft or AG) in accordance with the provisions of the German Reorganization Act (Umwandlungsgesetz), upon registration of the reorganization in the commercial register. Upon effectiveness of the reorganization, Innocoll GmbH will continue to exist as Innocoll AG and any shares in Innocoll GmbH will have been converted into ordinary shares of Innocoll AG pursuant to German law.
Share Capital
As of December 31, 2013, our predecessor, Innocoll GmbH had a share capital registered in the commercial register in the amount of €758,817, which was divided into 758,817 ordinary registered shares (Namensaktien), series A, series B, series C and series D preferred shares which excludes 42,500 series D preferred shares of Innocoll GmbH, the registration of which was pending as of December 31, 2013. After reorganization into an AG, our share capital amounts to €          , divided into           ordinary registered shares (Namensaktien) with no par value, each such share with a notional value of €1.00. The share capital has been fully paid up. The shares were created according to German law.
Form, Certification and Transferability of the Shares
Our shares are in registered form. The form and contents of our share certificates, any dividend certificates, renewal certificates and interest coupons are determined by our management board with the approval of our supervisory board. A shareholder’s right to certificated shares is excluded, to the extent permitted by law and to the extent certification is not required by the stock exchange on which the shares are admitted to trading. We are permitted to issue share certificates that represent one or more shares.
Our share capital is represented by one or more global share certificates with a dividend coupon, which will be deposited with                . Under German law, if a resolution regarding a capital increase does not specify whether such increase will be in bearer or registered form, the new shares resulting from such capital increase will be no par-value ordinary registered shares by default. Any resolution regarding a capital increase may determine the profit participation of the new shares resulting from such capital increase.
Our shares are freely transferable under German law, with the transfer of ownership governed by the rules of the relevant clearing system.

General Information on Capital Measures
Pursuant to our articles of association, an increase of our share capital generally requires a resolution passed at our shareholders’ meeting with both a simple majority of the share capital represented at the relevant shareholders’ meeting and a simple majority of the votes cast. The shareholders at such meeting may authorize our management board to increase our share capital with the consent of our supervisory board within a period of five years by issuing shares for a certain total amount (genehmigtes Kapital or authorized capital), which is a concept under German law that enables us to issue shares without going through the process of obtaining a shareholders’ resolution.
Furthermore, our shareholders may resolve to amend or create conditional capital (bedingtes Kapital); however, they may do so only to issue conversion or subscription rights to holders of convertible bonds, in preparation for a merger with another company or to issue subscription rights to employees and members of the management of our company or of an affiliated company by way of a consent or authorization resolution.
According to German law, any resolution pertaining to the creation of authorized or conditional capital requires the vote of at least three-quarters of the share capital represented at the relevant shareholders’ meeting and a simple majority of the votes cast. The shareholders may also resolve to increase the share capital from company resources by converting capital reserve and profit reserves into share capital. Pursuant to our articles of association, any resolution pertaining to an increase in share capital from company resources requires the vote of a simple majority of the share capital represented at the relevant shareholders’ meeting and a simple majority of the votes cast.
The aggregate nominal amount of the authorized capital created by the shareholders may not exceed one-half of the share capital existing at the time of registration of the authorized capital with the commercial register.
According to German law, the aggregate nominal amount of the conditional capital created at the shareholders’ meeting may not exceed one-half of the share capital existing at the time of the shareholders’ meeting adopting such resolution. The aggregate nominal amount of the conditional capital created for the purpose of granting subscription rights to employees and members of the management of our company or of an affiliated company may not exceed 10% of the share capital existing at the time of the shareholders’ meeting adopting such resolution.
Any resolution relating to a reduction of our share capital requires the vote of at least three-quarters of the share capital represented at the relevant shareholders’ meeting as well as a simple majority of the votes cast according to German law.
Changes in Our Share Capital during the Last Three Fiscal Years
As of August 23, 2013, the date of the incorporation of Innocoll GmbH, our share capital as registered with the commercial register amounted to €738,623. From the period of incorporation up to December 31, 2013, our share capital has changed as follows:
•
  On October 24, 2013 the share capital was increased by €20,194 to €758,817 pursuant to the issue of 20,914 series D preferred shares of Innocoll GmbH at a price of €100 each (€1 notional value plus €99 premium).
•
  On November 29, 2013 the share capital was increased by €42,500 to €801,317 pursuant to the issue of 42,500 series D preferred shares of Innocoll GmbH at a price of €100 each (€1 notional value plus €99 premium).
Authorized Capital
Our authorized capital as of the date of this prospectus amounted to €          and was created by the resolution of our shareholders’ meeting on          . Under this authorized capital, the management board is authorized, subject to the consent of the supervisory board, to increase the company’s share capital by

up to €          through one or more issuances on or before           by issuance of           new no par-value shares against cash contributions and/or contributions in kind (Genehmigtes Kapital). With the consent of the supervisory board, the management board is authorized to exclude the shareholders’ subscription rights in the following circumstances:
•
           ;
•
           ; and
•
           .
Subscription Rights
According to the German Stock Corporation Act, every shareholder is generally entitled to subscription rights (commonly known as preemptive rights) to any new shares issued within the framework of a capital increase, including convertible bonds, bonds with warrants, profit-sharing rights or income bonds in proportion to the number of shares he or she holds in the corporation’s existing share capital. Under German law, these rights do not apply to shares issued out of conditional capital. A minimum subscription period of two weeks must be provided for the exercise of such subscription rights.
Under German law, the shareholders’ meeting may pass a resolution excluding subscription rights if at least three-quarters of the share capital represented adopts the resolution. To exclude subscription rights, the management board must also make a report available to the shareholders justifying the exclusion and demonstrating that the company’s interest in excluding the subscription rights outweighs the shareholders’ interest in having them. In addition to approval by the general shareholders’ meeting, the exclusion of subscription rights requires a justification. The justification must be based on the principle that our interest in excluding subscription rights outweighs the shareholders’ interest in their subscription rights and may be subject to judicial review. Accordingly, under German law, the exclusion of subscription rights upon the issuance of new shares is permitted, in particular, if we increase the share capital against cash contributions, if the amount of the capital increase does not exceed 10% of the existing share capital and the issue price of the new shares is not significantly lower than the market price of our shares.
The authorization of the management board to issue convertible bonds or other securities convertible into shares must be limited to a period not exceeding five years as of the respective shareholder resolution.
Shareholders’ Meetings, Resolutions and Voting Rights
Pursuant to our articles of association, the annual general shareholders’ meeting takes place at the discretion of the corporate body convening such meeting at the corporate seat of the company, the seat of a German stock exchange or in a German city with more than 100,000 inhabitants. Each share entitles its holder to one vote at the general shareholders’ meeting. Shareholders can vote their shares by proxy. Unless otherwise stipulated by the German Stock Corporation Act, resolutions of the general shareholders’ meeting are adopted by a simple majority of the votes cast or, if a capital majority is required, by a simple majority of the registered share capital represented at the meeting.
Pursuant to the German Stock Corporation Act, resolutions of fundamental importance (grundlegende Bedeutung) require both a majority of votes cast and a mandatory majority of at least 75% of the registered share capital represented at the vote on the resolution. Resolutions of fundamental importance include:
•
  changes to the articles of association;
•
  capital increases if shareholders’ subscription rights are excluded;
•
  capital decreases;
•
  the creation of authorized or conditional capital;

•
  transformations pursuant to the German Reorganization Act (Umwandlungsgesetz), including mergers, spin-offs, transfers of assets and changes in legal form;
•
  an agreement to transfer all of the company’s assets pursuant to Section 179a of the German Stock Corporation Act;
•
  the conclusion of enterprise agreements, such as domination and profit and loss transfer agreements; and
•
  the dissolution of the company.
The management board, the supervisory board or shareholders holding an aggregate of 5% or more of the registered share capital may call a shareholders’ meeting. The supervisory board must call a shareholders’ meeting whenever the interests of the company so require. The company must hold the annual general shareholders’ meeting during the first eight months of each fiscal year. The current version of our articles of association require us to publish notices of shareholders’ meetings in the electronic Federal Gazette (elektronischer Bundesanzeiger) at least 36 days before such meeting. The registration deadline for attending the meeting is published concurrently with the notice of meeting. Neither German law nor the articles of association restrict the right of foreign shareholders or shareholders not domiciled in Germany to hold our shares or vote their shares.
Neither the German laws nor our articles of association provide for a minimum participation for a quorum for our shareholders’ meetings.
For a description of the voting rights for ADS holders, please see “Description of American Depositary Shares—Voting Rights.”
Dividend Rights
Under the German Stock Corporation Act, distributions of dividends on shares for a given fiscal year are generally determined by a process in which the supervisory board and management board submit a proposal to our annual general shareholders’ meeting held in the subsequent fiscal year and such annual general shareholders’ meeting adopts a resolution. The German Stock Corporation Act provides that a resolution concerning dividends and distribution thereof may be adopted only if the company’s unconsolidated financial statements under the applicable law show net retained profits. In determining the profit available for distribution, the result for the relevant fiscal year must be adjusted for profits and losses brought forward from the previous year and for withdrawals from or transfers to reserves. Certain reserves are required by law and must be deducted when calculating the profit available for distribution.
Shareholders participate in profit distributions in proportion to the number of shares they hold. Dividends on shares resolved by the general shareholders’ meeting are paid annually, shortly after the general shareholders’ meeting, in compliance with the rules of the respective clearing system. Dividend payment claims are subject to a three-year statute of limitation in the company’s favor.
For information about the tax considerations relating to dividend payments, please see “Taxation— Taxation in Ireland” and “Taxation—Taxation in Germany.”
Liquidation Rights
Apart from a liquidation as a result of insolvency proceedings, our company may be liquidated only with a vote of 75% or more of the share capital represented at the general shareholders’ meeting at which such vote is taken. Pursuant to the German Stock Corporation Act, in the event of our company’s liquidation, any assets remaining after all of our company’s liabilities have been settled will be distributed pro rata among our shareholders. The German Stock Corporation Act provides certain protections for creditors which must be observed in the event of liquidation.
Authorization to Acquire Our Own Shares
The shareholders’ meeting adopted a resolution on           authorizing the management board, for a period until          , subject to the consent of the supervisory board and provided it complies with the

legal requirement of equal treatment, to purchase our shares in an amount up to          % of our total share capital. The management board is authorized to redeem the purchased shares without further resolution by the shareholders’ meeting. The management board is also authorized to sell the purchased shares in other ways than a sale on a stock exchange or an offer to all shareholders under full or partial exclusion of the statutory subscription rights of the shareholders with the supervisory board’s consent as follows: (i) to exclude shareholders’ subscription rights for fractional amounts, (ii) by selling the purchased shares against consideration, (iii) by selling the purchased shares against cash consideration, if the consideration is not significantly lower than the market price at the time of the sale and (iv) to satisfy our obligations from option or conversion rights or conversion obligations (or combinations of these instruments) which grant a conversion or option right or an obligation to convert.
Squeeze-Out of Minority Shareholders
Under German law, the shareholders’ meeting of a stock corporation may resolve upon request of a shareholder that holds at least 95% of the share capital that the shares held by any remaining minority shareholders be transferred to this shareholder against payment of “adequate cash compensation” (Ausschluss von Minderheitsaktionären). This amount must take into account the full value of the Company at the time of the resolution, which is generally determined using the future earnings value method (Ertragswertmethode).
Objects and Purposes of Our Company
Our business purpose, as described in paragraph 2 of our articles of association, is holding and managing of participations in enterprises, and of similar rights in particular but not limited to medicine products and the pharmaceutical area. We may engage in all business activities which serve, directly or indirectly, our business purpose. Furthermore, we may establish branch offices and may acquire participations in enterprises of the same or similar kind.
Registration of the Company with Commercial Register
We are a German stock corporation that is organized under the laws of Germany. On            , 2014, our company was registered in the commercial register of Regensburg, Germany under the number          .
NASDAQ Global Market
We intend to apply to list our ADSs on the NASDAQ Global Market under the symbol “INNL.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
          has agreed to act as the depositary for the American Depositary Shares.          ’s depositary offices are located at          . American Depositary Shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American Depositary Receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is          , located at          .
We have appointed           as depositary pursuant to a deposit agreement. A copy of the deposit agreement will be filed with the SEC prior to effectiveness of the registration statement of which this prospectus forms a part (i) under cover of a Registration Statement on Form F-6; and (ii) as an exhibit to the registration statement on Form F-1 of which this prospectus forms a part. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website at www.sec.gov. Please refer to Registration Number 333-          when retrieving such copy.
We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.
Each ADS represents the right to receive, and to exercise the beneficial ownership interest in,           of an ordinary share on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to exercise beneficial ownership interests in the deposited property only through the registered holders of the ADSs, by the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and by the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.
If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of Germany, which may be different from the laws in the United States.
In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.
As an owner of ADSs, we will not treat you as one of our shareholders and you will not have direct shareholder rights. The depositary will hold on your behalf the shareholder rights attached to the ordinary shares underlying your ADSs. As an owner of ADSs you will be able to exercise the shareholders rights for the ordinary shares represented by your ADSs through the depositary only to the extent contemplated in the deposit agreement. To exercise any shareholder rights not contemplated in the deposit agreement you will, as an ADS owner, need to arrange for the cancellation of your ADSs and become a direct shareholder.
As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system,” or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the DRS, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The DRS includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.
The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.
Dividends and Distributions
As a holder of ADSs, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date, after deduction of the applicable fees, taxes and expenses.
Distributions of Cash
Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of Germany.
The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.
The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.

Distributions of Ordinary Shares
Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.
The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.
No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.
The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.
The depositary will not distribute the rights to you if:
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  we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you;
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  we fail to deliver satisfactory documents to the depositary; or
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  it is not reasonably practicable to distribute the rights.
The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.
Elective Distributions
Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional ADSs, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.
The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in Germany would receive upon failing to make an election, as more fully described in the deposit agreement.
Other Distributions
Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.
If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.
The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.
The depositary will not distribute the property to you and will sell the property if:
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  we do not request that the property be distributed to you or if we ask that the property not be distributed to you;
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  we do not deliver satisfactory documents to the depositary; or
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  the depositary determines that all or a portion of the distribution to you is not reasonably practicable.
The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.
The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.
Changes Affecting Ordinary Shares
The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets of us.
If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares
Upon the completion of this offering, the share certificates representing the ordinary shares that are being offered for sale by us pursuant to this prospectus will be deposited with the custodian. Upon receipt of confirmation of such deposit, the depositary will issue the ADSs to the underwriters named in this prospectus.
After the closing of this offering, the depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and German legal considerations applicable at the time of deposit.
The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.
When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:
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  the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.
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  all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.
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  you are duly authorized to deposit the ordinary shares.
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  the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).
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  the ordinary shares presented for deposit have not been stripped of any rights or entitlements.
If any of the representations or warranties are incorrect in any way, we and the depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.
Transfer, Combination and Split Up of ADRs
As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:
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  ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;
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  provide such proof of identity and genuineness of signatures as the depositary deems appropriate;
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  provide any transfer stamps required by the State of New York or the United States; and
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  pay all applicable fees, charges and expenses imposed by the transfer agent in connection with the processing of certificated securities, as well as all applicable taxes and other government charges payable by ADR holders.
To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs
As a holder, you will be entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and German considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.
If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.
You will have the right to withdraw the securities represented by your ADSs at any time except for:
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  temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;
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  obligations to pay fees, taxes and similar charges; or
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  restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
Voting Rights
As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. For a description of the voting rights of holders of ordinary shares, see “Description of Share Capital — Shareholders’ Meetings, Resolutions and Voting Rights” in this prospectus.
At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs.
If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities (in person or by proxy) represented by the holder’s ADSs in accordance with such voting instructions.
Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges
As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees
(1) Issuance of ADSs upon deposit of shares (excluding issuances as a result of distributions of shares described in (4) below)	Up to U.S. ¢ per ADS issued
(2) Cancellation of ADSs	Up to U.S. ¢ per ADS canceled
(3) Distribution of cash dividends or other cash distributions (i.e., sale of rights or other entitlements)	Up to U.S. ¢ per ADS held
(4) Distribution of ADSs pursuant to (i) share dividends or other free share distributions or (ii) exercise of rights to purchase additional ADSs.	Up to U.S. ¢ per ADS held
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spin-off shares)	Up to U.S. ¢ per ADS held
(6) ADS Services	Up to U.S. ¢ per ADS held on the applicable record date(s) established by the depositary

As an ADS holder you will also be responsible to pay certain charges such as:
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  taxes (including applicable interest and penalties) and other governmental charges;
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  the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
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  certain cable, telex and facsimile transmission and delivery expenses;
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  the expenses and charges incurred by the depositary in the conversion of foreign currency;
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  the fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
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  the fees and expenses incurred by the depositary, the custodian, or any nominee in connection with the servicing or delivery of deposited property.
ADS fees and charges payable upon (i) deposit of ordinary shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC or presented to the depositary via DTC, the ADS issuance and cancellation fees and charges are charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee are charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.
In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes.
The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.
Amendments and Termination
We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.
You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).
We have the right to direct the depositary to terminate the deposit agreement. Similarly, the depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.
After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).
Books of Depositary
The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities
The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:
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  we and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith;
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  the depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement;
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  the depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third-party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice;
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  we and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement;
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  we and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, any present or future law or regulation, or by reason of any present or future provision of our articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control;
•
  we and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our articles of association or in any provisions of or governing the securities on deposit;
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  we and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information;
•
  we and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you; we and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties;
•
  we and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement; and
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  no disclaimer of any Securities Act liability is intended by any provision of the deposit agreement.
Pre-Release Transactions
Subject to the terms and conditions of the deposit agreement, the depositary may issue to broker/dealers ADSs before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions” and are entered into between the depositary and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the ordinary shares on deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary may retain the compensation received from the pre-release transactions.
Taxes
You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.
The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.
If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:
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  convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical;
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  distribute the foreign currency to holders for whom the distribution is lawful and practical; or
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  hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALES
Upon completion of this offering, we will have outstanding           ADSs representing approximately          % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and although we intend to apply to list the ADSs on the NASDAQ Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not intend to list our ordinary shares on a trading market and, therefore, do not expect that a trading market will develop for our ordinary shares not represented by the ADSs. Furthermore, since no ordinary shares or ADSs will be available for sale by our shareholders after the completion of this offering because of the contractual and legal restrictions on resale described below, sales of substantial numbers of ADSs in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.
Lock-Up Agreements
The members of our supervisory and management board, our executive officers and the holders of substantially all of our ordinary shares have agreed to certain restrictions on our and their ability to sell additional ADSs or ordinary shares for a period of 180 days after the date of this prospectus. We and they have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any ADSs or ordinary shares, options or warrants to purchase ADSs or ordinary shares, or any related security or instrument, without the prior written consent of Piper Jaffray & Co. and Stifel Nicolaus & Company, Incorporated. The agreements provide exceptions for, among other things, sales to underwriters pursuant to the underwriting agreement. For more information, see “Underwriting.”
Rule 144
In general, under Rule 144 under the Securities Act as in effect on the date of this prospectus, beginning 90 days after the effective date of the Registration Statement of which this prospectus forms a part, a person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their ordinary shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, may sell ordinary shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours at any time during the three months preceding a sale, and who has held their ordinary shares for at least one year, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of ordinary shares immediately upon consummation of this offering without regard to whether current public information about us is available.
Beginning 90 days after the effective date of the Registration Statement of which this prospectus forms a part, a person who is an affiliate of ours and who has beneficially owned “restricted” ordinary shares for at least six months, as measured by SEC rule, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted ordinary shares within any three-month period that does not exceed the greater of:
•
  1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately           ordinary shares immediately after this offering (          ordinary shares if the underwriters exercise their over-allotment option in full); and
•
  the average weekly trading volume of our ADSs on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales of restricted ordinary shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also requires that affiliates relying on Rule 144 to sell ordinary shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.
In addition, in each case, these ordinary shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Regulation S
Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold outside the United States without registration in the United States being required.
Rule 701
Under Rule 701 under the Securities Act, ordinary shares acquired upon the exercise of options or pursuant to other rights granted under a written compensatory share or option plan or other written agreement in compliance with Rule 701 may be resold by:
•
  persons other than affiliates, beginning 90 days after the effective date of the Registration Statement of which this prospectus forms a part, subject only to the manner-of-sale provisions of Rule 144; and
•
  our affiliates, beginning 90 days after the effective date of the Registration Statement of which this prospectus forms a part, subject to the manner-of-sale and volume limitations, current public information and filing requirements of Rule 144, in each case, without compliance with the six-month holding period requirement of Rule 144.
As of December 31, 2013, 205,199 underlying options to purchase ordinary shares were authorized pending execution of the 2014 Option Agreement (as defined and more fully described in “Certain Transactions—2014 Option Agreement”).
Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all ordinary shares subject to outstanding share options and ordinary shares issued or issuable under our equity incentive plans and employee share purchase plan. We expect to file the registration statement covering shares offered pursuant to our share plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.

EXCHANGE CONTROLS AND LIMITATIONS AFFECTING SHAREHOLDERS
There are currently no legal restrictions in Germany on international capital movements and foreign-exchange transactions, except in limited embargo circumstances (Teilembargo) relating to certain areas, entities or persons as a result of applicable resolutions adopted by the United Nations and the European Union. Restrictions currently exist with respect to, among others, Belarus, Congo, Egypt, Eritrea, Guinea, Guinea-Bissau, Iran, Iraq, Ivory Coast, Lebanon, Liberia, Libya, North Korea, Somalia, South Sudan, Sudan, Syria, Tunisia, and Zimbabwe.
For statistical purposes, there are, however, limited notification requirements regarding transactions involving cross-border monetary transfers. With some exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) (i) any payment received from, or made to, a non-resident corporation or individual that exceeds €12,500 (or the equivalent in a foreign currency) and (ii) any claim against, or liability payable to, a non-resident or corporation in excess of €5 million (or the equivalent in a foreign currency) at the end of any calendar month. Payments include cash payments made by means of direct debit, checks and bills, remittances denominated in euros and other currencies made through financial institutions, as well as netting and clearing arrangements.

TAXATION
Taxation in Ireland
Scope of Discussion
Assuming that Innocoll GmbH is tax resident in Ireland by being effectively managed and controlled in Ireland and accordingly is taxed as a resident Irish Company, the following is a general summary of the main Irish tax considerations applicable to certain investors who are the owners of our ADSs and is the opinion of                    insofar as it relates to legal conclusions with respect to matters of Irish tax law. It is based on existing Irish law and our understanding of the practices of the Irish Revenue Commissioners on the date of this prospectus. Legislative, administrative or judicial changes may modify the tax consequences described below, possibly with retrospective effect. Furthermore, we can provide no assurances that the consequences contained in this summary will not be challenged by the Irish Revenue Commissioners or will be sustained by a court if challenged.
The statements do not constitute tax advice and are intended only as a general guide. Furthermore, this information applies only to our ADSs that are held as capital assets and does not apply to all categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes or shareholders who have, or who are deemed to have, acquired their shares by virtue of an office or employment. This summary is not exhaustive and shareholders should consult their own tax advisors as to the tax consequences in Ireland, or other relevant jurisdictions of this offering, including the acquisition, ownership and disposition of our ADSs.
Tax on Chargeable Gains
A disposal of our ADSs by a shareholder who is not resident or ordinarily resident for tax purposes in Ireland should not give rise to Irish tax on any chargeable gain realized on such disposal unless such ADSs are used, held or acquired for the purposes of a trade carried on by such shareholder through a branch or agency in Ireland.
A disposal of our ADSs by an Irish resident or ordinarily resident shareholder may, depending on the circumstances (including the availability of exemptions and reliefs), give rise to a chargeable gain or allowable loss for that shareholder. The rate of capital gains tax in Ireland is currently 33%.
A holder of our ordinary shares who is an individual and who is temporarily not resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal during the period in which such individual is not resident.
Dividend Withholding Tax
Dividend withholding tax, or DWT (currently at a rate of 20%), may arise in respect of dividends or distributions from an Irish resident company, unless an exemption applies. For DWT purposes, dividends and distributions includes cash dividends, non-cash dividends and additional stock or units taken in lieu of a cash dividend. Where DWT does arise in respect of dividends, the company is responsible for deducting DWT at source and forwarding the relevant payment to the Irish Revenue Commissioners.
Certain shareholders are entitled to an exemption from DWT. In particular, dividends to a non-Irish resident shareholder should not be subject to DWT if the shareholder is:
a)
  an individual shareholder resident for tax purposes in a “relevant territory” and the individual is neither resident nor ordinarily resident in Ireland;
b)
  a corporate shareholder resident for tax purposes in a “relevant territory” provided that the corporate shareholder is not under the control, whether directly or indirectly, of a person or persons who is or are resident in Ireland;
c)
  a corporate shareholder that is not resident for tax purposes in Ireland that is ultimately controlled, directly or indirectly, by persons resident in a “relevant territory” and that is not controlled directly or indirectly, by persons who are not resident in a “relevant territory”;

d)
  a corporate shareholder that is not resident for tax purposes in Ireland and whose principal class of shares (or those of its 75% parent) is substantially and regularly traded on a recognized stock exchange either in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance; or
e)
  a corporate shareholder that is not resident for tax purposes in Ireland and is wholly owned, directly or indirectly, by two or more companies where the principal class of shares of each of such companies is substantially and regularly traded on a recognized stock exchange in a “relevant territory” or on such other stock exchange approved by the Irish Minister for Finance;
and, provided that, in all cases noted above (but subject to the exception in the paragraph below regarding ‘U.S. Resident Shareholders’), the shareholder has provided a relevant Irish DWT declaration form to his or her broker before the record date for the dividend (in the case of ADSs held through DTC), and the relevant information is further transmitted to the Company (in the case of ADSs held through DTC) or to our Depositary (in the case of shares held outside of DTC).
A list of “relevant territories” for the purposes of DWT is set forth below.

Albania	Croatia	Hungary	Malaysia	Portugal	Switzerland
Armenia	Cyprus	Iceland	Malta	Qatar	Thailand
Australia	Czech Republic	India	Mexico	Romania	Turkey
Austria	Denmark	Israel	Moldova	Russia	United Arab Emirates
Bahrain	Egypt	Italy	Montenegro	Saudi Arabia	Ukraine
Belarus	Estonia	Japan	Morocco	Serbia	United Kingdom
Belgium	Finland	Republic of Korea	Netherlands	Singapore	United States of America
Bosnia & Herzegovina	France	Kuwait	New Zealand	Slovak Republic	Uzbekistan
Bulgaria	Georgia	Latvia	Norway	Slovenia	Vietnam
Canada	Germany	Lithuania	Pakistan	South Africa	Zambia
Chile	Greece	Luxembourg	Panama	Spain
China	Hong Kong	Macedonia	Poland	Sweden

Prior to paying any dividend, the Company will put in place an agreement with an entity which is recognized by the Irish Revenue Commissioners as a “qualifying intermediary” which satisfies one of the Irish requirements for dividends to be paid free of DWT to certain shareholders who hold their ADSs through DTC.
U.S. Resident Shareholders
Dividends paid in respect of shares in an Irish resident company that are owned by residents of the United States and held through DTC will not be subject to DWT provided that the address of the beneficial owner of the shares in the records of the broker is in the U.S. We strongly recommend that such shareholders ensure that their information has been properly recorded by their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us).
Dividends paid in respect of shares in an Irish resident company that are owned by residents of the U.S. and held outside of DTC will not be subject to DWT provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant Irish DWT declaration form to our Depositary at least seven business days before the record date for the first dividend payment to which they are entitled.
If a U.S. resident shareholder receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners subject to certain time limits, provided the shareholder is beneficially entitled to the dividend.

Residents of “Relevant Territories” other than the United States
Shareholders who are residents of “relevant territories” other than the United States (regardless of when such shareholders acquired their ADSs) must satisfy the conditions of one of the exemptions referred to above including the requirement to complete the appropriate Irish DWT declaration form in order to receive dividends without DWT.
Shareholders must provide the appropriate Irish DWT declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of ADSs held through DTC), or to our Depositary at least seven business days before such record date (in the case of shares held outside of DTC). We strongly recommend that such shareholders complete the appropriate Irish DWT declaration form and provide them to their brokers or our Depositary as soon as possible.
If a shareholder who is resident in a “relevant territory” receives a dividend subject to DWT, that shareholder should generally be able to make an application for a refund of DWT from the Irish Revenue Commissioners subject to certain time limits, provided the shareholder is beneficially entitled to the dividend.
Irish Resident Shareholders
Irish tax resident or ordinarily resident shareholders will generally be subject to DWT in respect of dividends or distributions received from an Irish resident company unless an exemption applies.
Irish tax resident or ordinarily resident shareholders that are entitled to receive dividends without DWT must complete the relevant Irish DWT declaration form and provide the declaration form to their brokers (so that such brokers can provide the relevant information to a qualifying intermediary appointed by us) before the record date for the first dividend to which they are entitled (in the case of ADSs held through DTC), or to our Depositary at least seven business days before such record date (in the case of ADSs held outside of DTC).
Irish tax resident or ordinarily resident shareholders who are not entitled to an exemption from DWT and who are subject to Irish tax should consult their own tax advisor.
Other Persons
Shareholders that do not fall within one of the categories mentioned above may fall within other exemptions from DWT.
If a shareholder is exempt from DWT but receives a dividend subject to DWT, that shareholder may be able to claim a refund of DWT from the Irish Revenue Commissioners subject to certain time limits, provided the shareholder is beneficially entitled to the dividend.
Income Tax on Dividends
Non-Irish Resident Shareholders
A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to an exemption from DWT, generally has no liability to Irish income tax or income charges on a dividend from an Irish resident company unless that shareholder holds the ADSs through a branch or agency which carries on a trade in Ireland.
A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT, generally has no additional liability to Irish income tax or income charges unless that shareholder holds the ADSs through a branch or agency which carries on a trade in Ireland. The shareholder’s liability to Irish income tax is effectively limited to the amount of DWT already deducted by the company.

Irish Resident Shareholders
Irish resident or ordinarily resident individual shareholders may be subject to Irish income tax and income charges such as pay related social insurance (PRSI) and the universal social charge (USC) on dividends received from us. Such shareholders should consult their own tax advisor. Irish resident corporate shareholders should not be subject to tax on dividends from the Company on the basis that the dividend is not in respect of preference shares.
Stamp Duty
No Irish stamp duty arises on the transfer of shares in the company as it is not an Irish incorporated company.
German Taxation of ADSs
Scope of Discussion
The following is a general summary of the material German tax consequences for U.S. holders (as defined below) of the ADSs. It does not purport to be a complete analysis of all German tax considerations relating to the ADSs. It is based upon the laws in force and their interpretation at the time of preparation of this prospectus and is subject to any change in law or interpretation after such date, potentially having retrospective or retroactive effect. It does not address the German tax consequences for holders of the ADSs who are not U.S. holders (as defined below). Furthermore, it does not address the German tax consequences resulting from the ADSs being attributable to (1) a permanent establishment outside of the United States, or (2) a permanent representative outside of the United States.
A U.S. holder in terms of this section on the German taxation of the ADSs is
•
  a resident of the United States in terms of the Agreement between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and to certain other Taxes as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008, “Treaty”),
•
  who is not subject to German unlimited tax liability by way of a German residence or habitual abode or, as the case may be, a German registered seat or place of management,
•
  who is the beneficial owner of the ADSs and any payments such as dividends under the ADSs, and
•
  who is not subject to the limitation of benefits clause of the Treaty.
In particular because it is not possible to take into account the personal circumstances of prospective U.S. holders, they should consult their tax advisors as to the consequences under the tax laws of Germany resulting from acquiring, holding and disposing of ADSs and receiving payments under the ADSs such as dividends.
German Taxation of Dividends and Capital Gains
At the time of preparation of this prospectus, no decisions of German tax courts have been published that comprehensively outline the treatment of ADRs or ADSs under German tax law. However, the German Federal Ministry of Finance has issued a circular dated May 24, 2013 (reference number BMF IV C 1 — S 2204/12/10003, “ADR Circular”) on the treatment of ADRs under German tax law. According to the ADR Circular, holders of ADRs are in general treated like the beneficial owners of the respective shares for German tax purposes. It has to be noted, however, that the ADR Circular does not address ADSs and it is therefore not clear whether or not the ADSs fall within the scope of the ADR Circular. If the ADS fall within the scope of the ADR Circular, U.S. holders of the ADSs would be treated as if they held the respective amount of ordinary shares and if they received dividends under the ordinary shares for German tax purposes. Furthermore, U.S. holders of the ADSs should note that the ADR Circular is not binding on German tax courts and it is unclear whether a German tax court would follow the ADR Circular with respect to the German tax treatment of ADRs or ADSs. For the purposes of this section on the German taxation of the ADSs it is assumed that the ADSs fall within the scope of the ADR Circular.
German Taxation of Capital Gains of the U.S. Treaty Beneficiaries of the ADSs
Although the company has moved its place of management to Ireland, it still maintains its registered seat in Germany. As a consequence, capital gains resulting from the disposition of ADSs realized by a U.S. holder are treated as German source income and are subject to German limited tax liability (beschränkte Steuerpflicht) if such U.S. holder at any time within five years prior to the disposition directly or indirectly held ADSs, shares and/or other rights representing together 1% or more of the company’s shares. If such holder had acquired the ADSs without consideration, the previous owner’s holding period and percentage of the holding would also be taken into account.
However, U.S. holders may invoke the Treaty and, as a result, are not subject to German taxation on capital gains resulting from the disposition of ADSs.
Under German law, disbursing agents are required to levy withholding tax on capital gains from the sale of shares or other securities held in a custodial account. Disbursing agent in this context means a German bank, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case, including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise) that holds the ADSs in custody or administers the ADSs for the U.S. holder or conducts sales or other dispositions and disburses or credits the income from the ADSs to the U.S. holder of the ADSs. Under German law, the obligation to withhold taxes on capital gains does not explicitly depend on the capital gains being subject to German limited or unlimited taxation or on an applicable double taxation treaty permitting Germany to tax such capital gains.
However, the German Federal Ministry of Finance has issued a circular dated October 9, 2012 (reference number BMF IV C 1 — S 2252/10/10013, “Capital Income Circular”) due to which taxes need not be withheld when the capital gains are not subject to German taxation. The Capital Income Circular further states that there is no obligation to withhold such tax on capital gains even if a U.S. holder owns 1 % or more of the shares. While the Capital income Circular is only binding on the tax authorities but not on the tax courts, in practice, the disbursing agents nevertheless typically rely on the guidance contained in such circular. Therefore, a disbursing agent would only withhold tax at 26.375% on capital gains derived by a U.S. holder from the sale of ADSs held in a custodial account in Germany in the unlikely event that the disbursing agent did not follow this guidance. In this case, the U.S. holder should be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty.
Taxation of Dividends
Dividends distributed by the company to a U.S. holder under the ADS are subject to a German withholding tax of 25% plus 5.5% solidarity surcharge thereon, resulting in an overall withholding tax rate of 26.375%.
However, U.S. holders may invoke the Treaty. Therefore, the German withholding tax may in general not exceed 15% of the dividends received by U.S. holders. A further reduction of the permitted withholding tax rate under the Treaty may apply depending on further requirements. The excess of the total amount withheld over the maximum rate of withholding tax permitted under the Treaty is refunded to U.S. holders upon application (as described below under “—Refund of Withholding Tax on Dividends for U.S. holders”).

Withholding Tax Refund for U.S. Treaty Beneficiaries
As described above, U.S. holders are entitled to claim a refund of the portion of the generally applicable 26.375% German withholding tax on dividends that exceeds the permitted withholding tax rate under the Treaty. However, U.S. holders should note that it is unclear how the German authorities will apply the refund process to dividends paid under ADSs and ADRs. In general, any potential refund claim becomes time-barred after four years following the calendar year in which the dividend is received.
Additionally, such refund is subject to the German anti treaty shopping provision. In general, this rule requires that the U.S. holder (in case it is corporation, “U.S. corporate holder”) maintains its own administrative substance and conducts its own business activities. In particular, a U.S. corporate holder has no right to a full or partial refund to the extent persons holding ownership interests in the U.S. corporate holder would not be entitled to the refund had they received the income directly and the gross income realized by the U.S. corporate holder is not caused by the business activities of the U.S. corporate holder, and there are either no economic or other valid reasons for the interposition of the U.S. corporate holder, or the U.S. corporate holder does not participate in general commerce by means of a business organization with resources appropriate to its business purpose. However, this shall not apply if the U.S. corporate holder’s principal class of stock is regularly traded in substantial volume on a recognized stock exchange, or if the U.S. corporate holder is subject to the provisions of the German Investment Tax Act (lnvestmentsteuergesetz).
U.S. holders claiming a refund of German withholding tax should in any case consult their tax advisors with respect to the refund procedure as there is only limited guidance of the German tax authorities on the practical application of the refund procedure with respect to the ADS.
German Inheritance and Gift Tax (Erbschaft-und Schenkungsteuer)
As the ADR Circular does not refer to the German Inheritance and Gift Tax Act, it is unclear whether or not the German inheritance or gift tax applies to the transfer of the ADSs. However, if German inheritance or gift tax is applicable to ADSs, under German domestic law, the transfer of the ordinary shares in the company and, as a consequence, the transfer of the ADSs would be subject to German gift or inheritance tax if
•
  the decedent or donor or heir, beneficiary or other transferee (1) maintained his or her residence or a habitual abode in Germany or had its place of management or registered seat in Germany at the time of the transfer, or (2) is a German citizen who has spent no more than five consecutive years outside of Germany without maintaining a residence in Germany or (3) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), or
•
  at the time of the transfer, the ADSs are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed, or
•
  the ADSs subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of the registered share capital of the company and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.
Under the Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungsteuern in der Fassung vom 21. December 2000, “Inheritance and Gift Tax Treaty”), a transfer of ADSs by gift or upon death is not subject to German inheritance or gift tax if the donor or the transferor is domiciled in the United States in terms of the Inheritance and Gift Tax Treaty, and is neither a citizen of Germany nor a former citizen of Germany and, at the time of the transfer, the ADSs are not held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed.
Notwithstanding the foregoing, in case the heir, transferee or other beneficiary (i) has, at the time of the transfer, his or her residence or habitual abode in Germany, or (ii) is a German citizen who has spent no more than five (or, in certain circumstances, ten) consecutive years outside Germany without maintaining a residence in Germany or (iii) is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of residence or habitual abode with respect to assets located in such country (or special rules apply to certain former German citizens who neither maintain a residence nor have their habitual abode in Germany), the transferred ADSs are subject to German inheritance or gift tax.
If, in this case, Germany levies inheritance or gift tax on the ADSs with reference to the heir’s, transferee’s or other beneficiary’s residence in Germany or his or her German citizenship, and the United States also levies federal estate tax or federal gift tax with reference to the decedent’s or donor’s residence (but not with reference to the decedent’s or donor’s citizenship), the amount of the U.S. federal estate tax or the U.S. federal gift tax, respectively, paid in the United States with respect to the transferred ADSs is credited against the German inheritance or gift tax liability, provided the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, does not exceed the part of the German inheritance or gift tax, as computed before the credit is given, which is attributable to the transferred ADSs. A claim for credit of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, may be made within one year of the final determination and payment of the U.S. federal estate tax or the U.S. federal gift tax, as the case may be, provided that the determination and payment are made within ten years of the date of death of the decedent or of the date of the gift by the donor. Similarly, U.S. state-level estate or gift taxes are also creditable against the German inheritance or gift tax liability to the extent that U.S. federal estate or gift tax is creditable.
United States Taxation of ADSs and Ordinary Shares
The following discussion describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ADSs and ordinary shares by a U.S. holder (as defined below). The information provided below is based on the Internal Revenue Code of 1986, as amended (“Code”), Internal Revenue Service (“IRS”) rulings and pronouncements, and judicial decisions all as now in effect and all of which are subject to change or differing interpretations, possibly with retroactive effect. This summary addresses only U.S. federal income tax considerations of U.S. holders that will hold ADSs or ordinary shares as capital assets. It does not provide a complete analysis of all potential tax considerations. In particular, this summary does not address all the tax considerations that may be relevant to holders subject to special rules, such as:
•
  certain financial institutions;
•
  insurance companies;
•
  dealers or traders in securities;
•
  persons that will hold ADSs or ordinary shares as part of a hedging or conversion transaction or as a position in a straddle or other integrated transaction for U.S. federal income tax purposes;
•
  persons that have a functional currency other than the U.S. dollar;
•
  persons that own (or are deemed to own) ADSs or ordinary shares representing 10% or more of our voting shares;

•
  regulated investment companies, real estate investment trusts;
•
  tax-exempt entities;
•
  persons who hold ADSs or ordinary shares through partnerships or other pass-through entities;
•
  certain former citizens or residents of the United States under Section 877 or Section 877A of the Code; or
•
  persons holding ADSs or ordinary shares in connection with a trade or business conducted outside of the United States.
Finally, the summary does not describe the effect of the U.S. federal alternative minimum, estate and gift tax laws on U.S. holders or the effects of any applicable state, local, or non-U.S. laws.
For purposes of this summary, a “U.S. holder” is a beneficial owner of ADSs or ordinary shares that for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States; (2) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A “non-U.S. holder” is a beneficial owner of the ADSs or ordinary shares (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. holder.
If a partnership (including an entity or arrangement, U.S. or non-U.S., treated as a partnership for U.S. federal income tax purposes) holds ADSs or ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. A holder of ADSs or ordinary shares that is a partnership, and partners in such partnership, should consult their own tax advisors about the U.S. federal income tax consequences of acquiring, owning and disposing of the ADSs or ordinary shares.
Each prospective holder of ADSs or ordinary shares should consult its own tax advisors regarding the U.S. federal, state and local or other tax consequences of acquiring, owning and disposing of our ADSs or ordinary shares in light of their particular circumstances. U.S. holders should also review the discussion under “Irish Taxation of ADSs” and “German Taxation of ADSs” for the Irish and German tax consequences to a U.S. holder of the ownership of the ADSs.
Circular 230
To ensure compliance with U.S. Treasury Department Circular 230, investors are hereby notified that: (A) any discussion of U.S. federal tax issues in this prospectus is not intended or written by us to be relied upon, and cannot be relied upon, by investors for the purpose of avoiding penalties that may be imposed on investors under the Code; (B) such discussion is included herein by us in connection with the promotion or marketing (within the meaning of Circular 230) by us of the transactions or matters addressed herein; and (C) investors should seek advice based on their particular circumstances from an independent tax adviser.
General
In general, a U.S. holder of ADSs is treated as the owner of the ordinary shares represented by such ADSs. Exchanges of ordinary shares for ADSs, and ADSs for ordinary shares, respectively, generally will not be subject to U.S. federal income tax. The U.S. Treasury has expressed concerns that parties to whom depositary shares are pre-released or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the depositary share may be taking actions that are in consistent with the claiming of foreign tax credits for U.S. holders of depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders, as described below. Accordingly, the analysis of the creditability of Irish taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, could be affected by future actions that may be taken by the parties to whom depositary shares are pre-released or such intermediaries.
Distributions
Under the United States federal income tax laws, and subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any distribution that is actually or constructively received by a U.S. holder with respect to its ordinary shares (including shares deposited in respect of ADSs) will be a dividend includible in gross income of a U.S. holder as ordinary income to the extent the amount of such distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent that the amount of such distribution exceeds our current and accumulated earnings and profits as so computed, it will be treated first as a non-taxable return of capital to the extent of such U.S. holder’s adjusted tax basis in its ADSs or ordinary shares, and to the extent the amount of such distribution exceeds such adjusted tax basis, will be treated as gain from the sale of the ADSs or ordinary shares. If you are a non-corporate U.S. holder, dividends paid to you that constitute qualified dividend income will be taxable to you at a reduced maximum U.S. federal income rate of 20% (rather than the higher rates of tax generally applicable to items of ordinary income, the maximum of which is 39.6%) provided that you hold our ADSs or ordinary shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. If we are a PFIC (as discussed below under “Additional United States Federal Income Tax Consequences—PFIC Rules”), distributions paid by us with respect to ADSs or ordinary shares will not be eligible for the preferential income tax rate. Prospective investors should consult their own tax advisors regarding the taxation of distributions under these rules.
You must include any Irish or German tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The gross amount of the dividend is taxable to you when you receive the dividend, actually or constructively. Dividends paid on ADSs or ordinary shares generally will constitute income from sources outside the United States and will generally not be eligible for the dividends-received deduction generally available to corporate U.S. holders. The gross amount of any dividend paid in non-U.S. currency will be included in the gross income of a U.S. holder in an amount equal to the U.S. dollar value of the non-U.S. currency calculated by reference to the exchange rate in effect on the date the dividend distribution is includable in the U.S. holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. If the non-U.S. currency is converted into U.S. dollars on the date of receipt by the depositary, in the case of ADSs, or the U.S. holder in the case of ordinary shares, a U.S. holder generally should not be required to recognize non-U.S. currency gain or loss in respect of the dividend. If the non-U.S. currency received is not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the non-U.S. currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the non-U.S. currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The amount of any distribution of property other than cash will be the fair market value of the property on the date of the distribution, less the sum of any encumbrance assumed by the U.S. holder.
Subject to applicable limitations that may vary depending upon a U.S. holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. holder will be entitled to a credit against its U.S. federal income tax liability for any Irish or German withholding taxes withheld in respect of our dividend distributions not in excess of the applicable rate under the treaty. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income, such as “passive” or “general” income. In addition, the amount of the qualified dividend income, if any, paid to a U.S. holder that is subject to the reduced dividend income tax rate and that is taken into account for purposes of calculating the U.S. holder’s U.S. foreign tax credit limitation must be reduced by the rate differential portion of the dividend. The rules governing foreign tax credits are complex. Prospective investors should consult their own tax advisors regarding the availability of foreign tax credits in their particular situation. In lieu of claiming a foreign tax credit, U.S. holders may elect to deduct all non-U.S. taxes paid or accrued in a taxable year in computing their taxable income, subject to generally applicable limitations under U.S. federal income tax law.
U.S. Taxation of Sale or Other Disposition
Subject to the discussion below under “Additional United States Federal Income Tax Consequences— PFIC Rules,” a U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or other disposition and the U.S. holder’s tax basis in such ADSs or ordinary shares. Such gain or loss generally will be capital gain or loss. Capital gain of a non-corporate U.S. holder recognized on the sale or other disposition of ADSs or ordinary shares held for more than one year is generally eligible for a reduced maximum U.S. federal income tax rate of 20%. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. The deductibility of capital losses is subject to limitations.
A U.S. holder that receives non-U.S. currency on the sale or other disposition of ADSs or ordinary shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency on the date of sale (or, in the case of cash basis and electing accrual basis taxpayers, the U.S. dollar value of the non-U.S. currency on the settlement date) provided that the ADSs or ordinary shares, as the case may be, are treated as being “traded on an established securities market.” If a U.S. holder receives non-U.S. currency upon a sale or exchange of ADSs or ordinary shares, gain or loss, if any, recognized on the subsequent sale, conversion or disposition of such non-U.S. currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such non-U.S. currency is converted into U.S. dollars on the date received by the U.S. holder, a cash basis or electing accrual U.S. holder should not recognize any gain or loss on such conversion.
Redemption
Depending on the particular U.S. holder, a redemption of ADSs or ordinary shares by us will be treated as a sale of the redeemed ADSs or ordinary shares by the U.S. holder or as a distribution to the U.S. holder (which is taxable as described above under “—Distributions”).
Additional United States Federal Income Tax Consequences
Controlled Foreign Corporation Rules.   Generally, a non-U.S. corporation, such as us, will be classified as a controlled foreign corporation (“CFC”) if more than 50% (by vote or value) of the shares of the corporation are held directly, indirect, or constructively, by “U.S. Shareholders.” For this purpose, a U.S. Shareholder is generally any U.S. holder that possess, directly, indirectly or constructively, 10% or more of the combined voting power of all classes of shares of the corporation. Based on our current and anticipated ownership structure, we do not expect to be classified as a CFC. However, we can offer no assurances in this regard.
If we were classified as a CFC, however, any of our U.S. Shareholders generally would be required to include in gross income (as ordinary income) at the end of each of our taxable years an amount equal to the U.S. Shareholder’s pro rata share of our “subpart F income.” Subpart F income generally includes dividends, interest, rents and royalties, gains from the sale of securities, and income from certain transactions with related parties. If we are classified as both a CFC and a PFIC, we generally will not be treated as a PFIC with respect to those U.S. holders that meet the definition of a U.S. Shareholder.
PFIC Rules.   Special adverse U.S. federal income tax rules apply to U.S. holders owning shares of a PFIC. In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our ADSs or ordinary shares: (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income. The determination of whether we are a PFIC will be made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition.
Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from the disposition of assets that produce passive income. Any cash we hold, including the cash raised in this offering, generally will be treated as held for the production of passive income for the purpose of the PFIC test, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a non-U.S. corporation owns at least 25% by value of the shares of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income. Although we do not believe that we are currently a PFIC, the determination of PFIC status is highly factual and based on technical rules that are difficult to apply. Accordingly, there can be no assurances that we will not be a PFIC for the current year or any future taxable year.
If we were to be treated as a PFIC, except as otherwise provided by election regimes described below, a U.S. holder would be subject to special adverse tax rules with respect to (i) “excess distributions” received on our ADSs or ordinary shares and (ii) any gain recognized upon a sale or other disposition (including a pledge) of our ADSs or ordinary shares. A U.S. holder would be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for our ADSs or ordinary shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to “excess distributions” by a PFIC.
With certain exceptions, a U.S. holder’s ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during the U.S. holder’s holding period for its ordinary shares or ADSs, even if we are not currently a PFIC.
Dividends that a U.S. holder received from us will not be eligible for the special tax rates applicable to qualified dividend income if we are treated as a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.
If a U.S. holder owns ordinary shares in a PFIC that are treated as “marketable stock,” the U.S. holder may make a mark-to-market election. If a U.S. holder makes this election, the U.S. holder will not be subject to all of the PFIC rules described above. Instead, in general, the U.S. holder will include as ordinary income the excess, if any, of the fair market value of its ADSs or ordinary shares at the end of the taxable year over the U.S. holder’s adjusted basis in its ADSs or ordinary shares. Similarly, any gain realized on the sale, exchange or other disposition of the ADSs or ordinary shares will be treated as ordinary income, and will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. holder will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its ADSs or ordinary shares over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). A U.S. holder’s basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amount.
A U.S. holder may in certain circumstances also mitigate adverse tax consequences of the PFIC rules by filing an election to treat the PFIC as a qualified electing fund (“QEF”), if the PFIC complies with certain reporting requirements. However, in the event that we are or become a PFIC, we do not intend to comply with such reporting requirements necessary to permit U.S. holders to elect to treat us as a QEF.
U.S. holders should consult their own tax advisors regarding the application of the PFIC rules to their investment in our ADSs or ordinary shares and the elections discussed above.
Tax on Net Investment Income.   Certain U.S. holders who are individuals, estate and trusts will be required to pay an additional 3.8% tax on some or all of their “net investment income,” which generally includes their dividend income (including qualified dividend income) and net gains from the disposition of our ADSs or ordinary shares. U.S. holders should consult their own tax advisors regarding the applicability of this additional tax on their particular situation.
Backup Withholding and Information Reporting.   Backup withholding and information reporting requirements will generally apply to certain payments to U.S. holders of dividends on ADSs or ordinary shares. We, our agent, a broker or any paying agent, may be required to withhold tax from any payment that is subject to backup withholding unless the U.S. holder (1) is an exempt payee, or (2) provides the U.S. holder’s correct taxpayer identification number and complies with applicable certification requirements. Payments made to U.S. holders by a broker upon a sale of our ADSs or ordinary shares will generally be subject to backup withholding and information reporting. If the sale is made through a non-U.S. office of a non-U.S. broker, however, the sale will generally not be subject to either backup withholding or information reporting. This exception may not apply if the non-U.S. broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.
Backup withholding is not an additional tax.   Any amounts withheld from a payment to a U.S. holder of ADSs or ordinary shares under the backup withholding rules can be credited against any U.S. federal income tax liability of the U.S. holder, provided the required information is timely furnished to the IRS. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceeds the U.S. holder’s income tax liability by filing a refund claim with the IRS. Prospective investors should consult their own tax advisors as to their qualification and procedure for exemption from backup withholding.
A U.S. holder that transfers cash to a non-U.S. corporation such as us will likely be required to report the transfer to the IRS on Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) if (i) immediately after the transfer, such person holds (directly, indirectly or by attribution) at least 10% of the total voting power or total value of such corporation or (ii) the amount of cash transferred by such person (or any related person) to such corporation during the twelve-month period ending on the date of the transfer exceeds $100,000. Certain U.S. holders may also be required to file IRS Form 5471 (Information Return of U.S. Persons With Respect to Certain Foreign Corporations) to report transfers of cash or other property to us and information relating to the U.S. holder and us. Substantial penalties may be imposed upon a U.S. holder that fails to comply. In addition, a U.S. holder may be required to file a Treasury Form TD F 90-22.1 (Report of Foreign Bank and Financial Accounts) each year to report its interest in the ADSs and, depending on ownership thresholds and other requirements, a Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) each year.
Certain specified individuals and, to the extent provided by future guidance, certain U.S. entities, who, at any time during the taxable year, hold interests in specified foreign financial assets that are not held in an account maintained by a financial institution and that have an aggregate value in excess of applicable reporting thresholds (which depend on the individual’s filing status and tax home, and begin at a low of more than $50,000 on the last day of the taxable year or more than $75,000 at any time during the taxable year) are required to attach a disclosure statement on Form 8938 (Statement of Specified Foreign Financial Assets) to their U.S. federal income tax return. A specified person who reports the ADSs on a Form 8621 does not have to report the ADSs on the Form 8938 if the person identifies the Form 8621 which includes the ADSs on the Form 8938. No Form 8938 is required to be filed by a specified person who is not required to file a U.S. federal income tax return for the taxable year. Investors are urged to consult their own tax adviser regarding these reporting requirements.
Foreign Account Tax Compliance Act.   Under the Foreign Account Tax Compliance Act (“FATCA”), a person who makes a withholdable payment (as defined in Section 1473 of the Code) to a foreign financial institution (“FFI”) or a non-financial foreign entity (“NFFE”) must withhold at a 30% rate unless the FFI or NFFE meets certain requirements or provides certain information to the person making the payment. Withholdable payments generally include fixed or determinable annual or periodical (“FDAP”) payments (such as dividends) from U.S. sources and gross proceeds from the sale or other disposition of any property of a type which can produce U.S.-source interest or dividends (such as ADSs or ordinary shares). There can be no assurances that ADSs and ordinary shares will not be subject to the requirements imposed under FATCA. FATCA withholding on U.S.-source FDAP payments is generally scheduled to commence on July 1, 2014, and FATCA withholding on payments of gross proceeds is generally scheduled to commence on January 1, 2017.
The application of FATCA to other payments made with respect to the ADSs is currently not clear. Commencing January 1, 2017, certain payments by certain FFIs may be subject to FATCA withholding. Uncertainty exists because certain definitions and effective dates relevant to FFIs have not yet been promulgated by the IRS. Based on our expected income and activities, we expect to be an “active NFFE” and, therefore, an excepted NFFE under FATCA. Nonetheless, if we are treated as an FFI or passive NFFE under FATCA, we and the depositary expect to comply with the requirements under FATCA. There can be no assurance, however, that we or the depositary will be able to comply with the relevant requirements, or that it or an intermediary financial institution would not be required to deduct FATCA withholding from payments on the ADSs or ordinary shares.
FATCA is particularly complex and its application is uncertain at this time. The above description is based in part on regulations and official guidance, all of which is subject to change or may be implemented in a materially different form. Prospective investors should consult their tax advisors on how these rules may apply to us or the depositary and to payment they may receive in connection with the ADSs or ordinary shares.

UNDERWRITING
The underwriters named below have agreed to buy, subject to the terms of the underwriting agreement, the number of shares listed opposite their names below. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number of ADSs
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated
JMP Securities LLC
Total

The address of Piper Jaffray & Co. is 800 Nicolett Mall, Minneapolis, Minnesota 55402. The address of Stifel, Nicolaus & Company, Incorporated is 787 7th Avenue, 11th Floor, New York, New York 10019. The address of JMP Securities LLC is 600 Montgomery Street, Suite 1100, San Francisco, California 94111.
The underwriters have advised us that they propose to offer the ADSs to the public at $          per ADS. The underwriters propose to offer the ADSs to certain dealers at the same price less a concession of not more than $          per ADS. The underwriters may allow and the dealers may reallow a concession of not more than $          per ADS on sales to certain other brokers and dealers. After this offering, these figures may be changed by the underwriters.
We have granted to the underwriters an option to purchase up to an additional           ADSs, at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional ADSs as it was obligated to purchase under the underwriting agreement.
We have agreed to pay underwriting discounts and commissions of 7.0% of the gross proceeds of this offering (equivalent to 7.0% of the per share public offering price of $          ). The following table shows the underwriting fees to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We have agreed to reimburse the underwriters for their expenses in an amount up to $          , which may be incurred in connection with the review by Financial Industry Regulatory Authority, Inc., or FINRA, of the terms of the ADSs offered hereby.
We have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
In compliance with the German stock corporation law applicable when issuing new shares for new investors, the representatives of the underwriters will initially subscribe, on behalf of the underwriters, for all of the shares underlying the ADSs to be sold by us at a subscription price per share equal to their nominal value per share. This subscription price will be credited against the amount due from the underwriters at closing.
The members of our supervisory and management board, our executive officers and the holders of substantially all of our ordinary shares have agreed to certain restrictions on our and their ability to sell additional ADSs or ordinary shares for a period of 180 days after the date of this prospectus. We and they have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any ADSs or ordinary shares, options or warrants to acquire ADSs or ordinary shares, or any related security or instrument, without the prior written consent of Piper Jaffray & Co. and Stifel Nicolaus & Company, Incorporated. The agreements provide exceptions for sales to underwriters pursuant to the underwriting agreement and certain other exceptions.
We intend to apply to list our ADSs on the NASDAQ Global Market under the symbol “INNL.”
Prior to this offering, there has been no established trading market for the ADSs. The initial public offering price for the ADSs offered by this prospectus was negotiated by us and the underwriters. The factors considered in determining the initial public offering price include the history of and the prospects for the industry in which we compete, our past and present operations, our historical results of operations, our prospects for future earnings, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of this offering and other relevant factors. There can be no assurance that the initial public offering price of the ADSs will correspond to the price at which the ADSs will trade in the public market subsequent to this offering or that an active public market for the ADSs will develop and continue after this offering.
To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ADSs during and after this offering. Specifically, the underwriters may over-allot or otherwise create a short position in the ADSs for their own account by selling more ADSs than have been sold to them by us. The underwriters may elect to cover any such short position by purchasing ADSs in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the ADSs by bidding for or purchasing ADSs in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if ADSs previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the ADSs at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the ADSs to the extent that it discourages resales of the ADSs. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.
In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the ADSs on the NASDAQ Global Market. Passive market making consists of displaying bids on the NASDAQ Global Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the ADSs at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.
These activities may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs, and, as a result, the price of the ADSs may be higher than the price that would otherwise prevail in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NASDAQ Global Market or otherwise.
Certain of the underwriters and their affiliates may provide from time to time certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they may receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of our ADSs, or the possession, circulation or distribution of this prospectus or any other material relating to us or our ADSs in any jurisdiction where action for that purpose is required.

Accordingly, the shares of ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with our ADSs may be distributed or published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction.
Each of the underwriters may arrange to sell the ADSs offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so.
European Economic Area.   This document has been prepared on the basis that any offer of ADSs in any member state of the European Economic Area which has implemented the Prospectus Directive, (a Relevant Member State), will be made pursuant to an exemption under Article 3 of the Prospectus Directive from the requirement to publish a prospectus for offers of ADSs. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of this offering contemplated in this document may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of ADSs in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.
In relation to each Relevant Member State, no offer of ADSs may be made to the public in that Relevant Member State other than:
•
  to any legal entity which is a “qualified investor” as defined in the Prospectus Directive;
•
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or
•
  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of ADSs shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.
For purposes of this provision, the expression an “offer of securities to the public” in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered, so as to enable an investor to decide to purchase or subscribe for the ADSs, as the expression may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that member state, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
United Kingdom.   This document is only being distributed to, and is only directed at (i) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 as amended, or the Order, (ii) persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the Order; or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
France.   Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:
•
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or
•
  used in connection with any offer for subscription or sale of the ADSs to the public in France.
Such offers, sales and distributions will be made in France only:
•
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
•
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or
•
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).
The ADSs may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.
Hong Kong.   The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
India.   This prospectus is for information purposes only and does not constitute an offer or invitation for any investment or subscription for ADSs in India. Any person who is in possession of this prospectus is hereby notified that no action has been or will be taken that would allow an offering of the ADSs in India and neither this prospectus nor any offering material relating to the ADSs has been submitted to the Registrar of Companies or the Securities and Exchange Board of India for prior review or approval. Further, no document filing has been made with the Registrar of Companies, India. Accordingly, the ADSs may not be offered, sold, transferred or delivered and neither this prospectus nor any offering material relating to the ADSs may be distributed or made available (in whole or in part) in India, directly or indirectly in connection with any offer or invitation for any investment or subscription for the ADSs in India. You are advised to read this disclaimer carefully and consult with your advisors before accessing, reading or making any other use of this prospectus.
Japan.   The ADSs offered in this prospectus have not been registered under the Financial Instruments and Exchange Act of Japan. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Act of Japan and (ii) in compliance with any other applicable requirements of Japanese law.
Singapore.   This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.
Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:
•
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;
•
  where no consideration is or will be given for the transfer; or
•
  where the transfer is by operation of law.
In addition, investors in Singapore should note that the securities acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their securities.
Switzerland.   The ADSs may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, the Company or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.
Dubai International Financial Centre.   This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA.

It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ADSs to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on the ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

EXPENSES RELATED TO THIS OFFERING
The following table sets forth the major categories of expenses we incurred in connection with this offering, other than the underwriting discounts and commissions. All amounts are estimated, except the SEC registration fee, the NASDAQ Global Market listing fee and the filing fee of FINRA:

Expenses	Amount
SEC registration fee	$—
FINRA filing fee	—
NASDAQ Global Market listing fee	—
Legal fees and expenses	—
Accounting fees and expenses	—
Printing fees	—
Depositary and Custodian	—
Other fees and expenses	—
Total	—

LEGAL MATTERS
The validity of the ADSs with respect to U.S. law in connection with this offering will be passed upon for us by Dentons US LLP, New York, New York. The validity of the shares and the ADSs with respect to German law in connection with this offering will be passed upon for us by Salans FMC SNR Denton Europe LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP, New York, New York, counsel for the underwriters.
EXPERTS
The audited financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing. The offices of Grant Thornton are located at 24-26 City Quay, Dublin 2, Ireland.
SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES
Innocoll AG is a German stock corporation and its registered offices and all of its assets are located outside of the United States. In addition, most of the members of our management board, our supervisory board, our senior management and the experts named herein are residents of Germany and jurisdictions other than the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon Innocoll or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against Innocoll in the United States. Awards of punitive damages in actions brought in the United States or elsewhere are generally not enforceable in Germany. In addition, actions brought in a German court against Innocoll or the members of its supervisory board and management board, its senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions; in particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. Proceedings in Germany would have to be conducted in the German language, and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, the members of our management board, supervisory board and senior management and the experts named in this prospectus. In addition, even if a judgment against our company, the non-U.S. members of our management board, supervisory board, senior management or the experts named in this prospectus based on the civil liability provisions of the U.S. federal securities laws is obtained, a U.S. investor may not be able to enforce it in U.S. or German courts.
CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Effective February 6, 2014, the audit committee of the company’s advisory board accepted the resignation of the company’s auditor, KPMG, an Irish partnership (“KPMG”), whose offices are located at One Stokes Place, St. Stephen’s Green, Dublin 2, Ireland, upon a determination that KPMG was no longer independent and retained Grant Thornton as its new independent registered public accounting firm for the fiscal years ended December 31, 2012 and 2013. KPMG audited and provided an opinion on the consolidated financial statements of Innocoll Holdings, Inc. for the year ended December 31, 2009 on September 13, 2010. KPMG did not provide an audit opinion on the consolidated financial statements of Innocoll Holdings, Inc. for any period subsequent to the year ended December 31, 2009.
To the extent that KPMG did not engage in any audit activities subsequent to the year ended December 31, 2009, KPMG has not issued any report during the year ended December 31, 2013 or 2012 that contained an adverse opinion or a disclaimer of opinion, nor that was qualified or modified as to uncertainty, audit scope or accounting principles. In addition, for the fiscal years ended December 31, 2013 and December 31, 2012 and in the subsequent interim period through February 6, 2014, there were no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F) nor a “reportable event” (as that term is defined in Item 16F(a)(1)(v) of Form 20-F).
During our fiscal years ended December 31, 2013 and December 31, 2012 and through February 6, 2014, we have not consulted Grant Thornton regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to our financial statements, and neither where a written report or oral advice was provided to us by Grant Thornton that Grant Thornton concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a “disagreement” or “reportable event” as those terms are defined in Item 16F(a)(1) of Form 20-F.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a Registration Statement on Form F-1 under the Securities Act, including amendments and relevant exhibits and schedules, covering the underlying ordinary shares represented by the ADSs to be sold in this offering. We have also filed with the SEC a related Registration Statement on Form F-6 to register the ADSs. This prospectus, which constitutes a part of the Registration Statement, summarizes material provisions of contracts and other documents that we refer to in the prospectus. Since this prospectus does not contain all of the information contained in the Registration Statement, you should read the Registration Statement and its exhibits and schedules for further information with respect to us and our ADSs.
Immediately upon the effectiveness of the Registration Statement, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Our annual reports on Form 20-F for the year ended December 31, 2014 and for all subsequent years will be due within four months after fiscal year end. We are not required to disclose certain other information that is required from U.S. domestic issuers. Also, as a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing of proxy statements to shareholders and members of our supervisory and management boards and our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
You may review and copy the Registration Statement, reports and other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC. For further information on the public reference facility, please call the SEC at 1-800-SEC-0330. Our SEC filings, including the Registration Statement, are also available to you on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are also exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. We are, however, still subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5. Since many of the disclosure obligations required of us as a foreign private issuer are different than those required by other U.S. domestic reporting companies, our shareholders, potential shareholders and the investing public in general should not expect to receive information about us in the same amount and at the same time as information is received from, or provided by, other U.S. domestic reporting companies. We are liable for violations of the rules and regulations of the SEC which do apply to us as a foreign private issuer.

INNOCOLL GMBH
INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Innocoll GmbH
We have audited the accompanying consolidated statements of financial position of Innocoll GmbH and subsidiaries (“the Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Innocoll GmbH and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company had net cash outflows from operating activities of €4.7 million during the year ended December 31, 2013, and as of that date, the Company’s current liabilities exceeded its current assets by €4.2 million and its accumulated deficit amounted to €86.1 million. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Grant Thornton
/s/ Grant Thornton
Dublin, Ireland
March 25, 2014

Innocoll GmbH
Consolidated statement of comprehensive income/(loss)
for the year ended December 31, 2013

Thousands of Euros (except share and share data)	Notes	2013	2012
Revenue	2	€3,546	€4,312
Cost of sales		(4,551)	(4,553)
Gross loss		(1,005)	(241)
Research and development expenses	3	(1,663)	(1,696)
General and administrative expenses	4	(4,121)	(3,266)
Other operating expense – net	5	(154)	(556)
Loss from operating activities – continuing operations		(6,943)	(5,759)
Finance expense	6	(6,949)	(6,379)
Other income	7	16,073	407
Profit/(loss) before income tax		2,181	(11,731)
Income tax	8	(72)	(74)
Profit/(loss) for the year – all attributable to equity holders of the company		€2,109	€(11,805)
Other comprehensive income:
Currency translation adjustment		155	573
Total comprehensive income/(loss) for the year		€2,264	€(11,232)
Basic and diluted loss per share (euro)	9	€(159.4)	€(97.3)

See accompanying notes to consolidated financial information.

Innocoll GmbH
Consolidated statement of financial position
at December 31, 2013

Thousands of Euros	Notes	12/31/2013	12/31/2012
Assets
Property, plant and equipment	10	€732	€670
Total non-current assets		732	670
Inventories	11	1,723	1,521
Trade and other receivables	12	409	309
Cash and cash equivalents		2,692	—
Total current assets		4,824	1,830
Total assets		€5,556	€2,500
Equity
Share capital		39	39
Share premium		7,074	7,074
Capital contribution		723	723
Other reserves		11,616	8,800
Currency translation reserve		1	(154)
Accumulated share compensation reserve		—	906
Accumulated deficit		(86,052)	(91,317)
Total equity attributable to equity holders of the company	17	(66,599)	(73,929)
Liabilities
Interest bearing loans and borrowings	15	63,026	17,700
Warrant liability	16	—	624
Deferred taxation		—	49
Onerous lease provision	14	—	166
Defined pension liability	23	81	102
Total non-current liabilities		63,107	18,641
Trade and other payables	13	6,389	5,498
Interest bearing loans and borrowings	15	—	51,032
Deferred income	2	2,607	1,078
Deferred taxation		49	—
Current taxes payable		3	32
Bank overdraft		—	148
Total current liabilities		9,048	57,788
Total liabilities		72,155	76,429
Total equity and liabilities		€5,556	€2,500

See accompanying notes to consolidated financial information.

Innocoll GmbH
Consolidated statement of changes in equity
at December 31, 2013

Thousands of Euros	Share capital	Share premium	Capital contribution	Other reserves	Currency translation reserve	Share compensation reserve	Accumulated deficit	Total
Balance at January 1, 2012	€39	€7,074	€723	€8,717	€(727)	€906	€(79,512)	€(62,780)
Total comprehensive income/(loss)	—	—	—	—	573	—	(11,805)	(11,232)
Equity arising on convertible debt	—	—	—	83	—	—	—	83
Balance at December 31, 2012	€39	€7,074	€723	€8,800	€(154)	€906	€(91,317)	€(73,929)
Balance at January 1, 2013	39	7,074	723	8,800	(154)	906	(91,317)	(73,929)
Total comprehensive income	—	—	—	—	155	—	2,109	2,264
Share based payment	—	—	—	—	—	(906)	906	—
Equity arising on convertible debt	—	—	—	38	—	—	—	38
Derecognition of convertible instruments and warrants	—	—	—	(8,861)	—	—	—	(8,861)
Equity recognized on issue of preferred stock	—	—	—	11,426	—	—	—	11,426
Issue of warrants	—	—	—	974	—	—	—	974
Gain on settlement of B Preferred stock	—	—	—	—	—	—	2,250	2,250
Foreign exchange on reorganization	—	—	—	(761)	—	—	—	(761)
Balance at December 31, 2013	€39	€7,074	€723	€11,616	€1	—	€(86,052)	€(66,599)

See accompanying notes to consolidated financial information.

Innocoll GmbH
Consolidated statement of cash flows
for the year ended December 31, 2013

Thousands of Euros	2013	2012
Operating activities
Profit/(loss) for the year	€2,109	€(11,805)
Adjustments for:
Finance expense	6,949	6,379
Depreciation/impairment of property, plant & equipment	386	2,158
Income tax credit	(17)	(120)
Gains on financial instruments/liquidation of subsidiaries	(16,073)	(407)
Loss on disposals	—	2
Foreign exchange losses	50	98
Operating cash outflows before movements in working capital	(6,596)	(3,695)
(Increase)/decrease in inventory	(202)	172
(Increase)/decrease in trade and other receivables	(100)	699
Increase in trade and other payables	725	848
Increase/(decrease) in deferred income and defined benefit pension liability	1,508	(2,072)
Income taxes (paid)/refunded	(12)	128
Net cash used in operating activities	(4,677)	(3,920)
Cash flows from investing activities:
Purchases of property, plant and equipment	(448)	(495)
Net cash used in investing activities	(448)	(495)
Cash inflows from financing activities:
Proceeds from issue of convertible promissory notes	7,965	3,646
Net cash inflows from financing activities	7,965	3,646
Net increase/(decrease) in cash and cash equivalents	2,840	(769)
Cash and cash equivalents at the beginning of the year	(148)	621
Cash and cash equivalents at the end of the year	€2,692	€(148)

See accompanying notes to consolidated financial information.

Innocoll GmbH
Notes to the consolidated financial information
1
  Summary of significant accounting policies
Reporting entity
Innocoll GmbH, a German limited liability company, is a global, commercial stage, specialty pharmaceutical company, with late stage development programs targeting areas of significant unmet medical need.
The consolidated financial information for the year ended December 31, 2013 comprises the financial information of Innocoll GmbH and its direct and indirect subsidiaries (which subsidiaries are described in more detail in note 24). As further described in note 15, in 2013, Innocoll Holdings, Inc. re-domiciled from the United States to Germany pursuant to a contribution in kind and share for share exchange into the recently formed Innocoll GmbH as a result of which Innocoll Holdings, Inc. became Innocoll GmbH’s wholly-owned subsidiary and all of Innocoll Holdings, Inc. assets and operations (including all of its subsidiaries) were transferred to Innocoll GmbH with effect as of July 25, 2013. Accordingly, the consolidated financial information presented herein refers to Innocoll Holdings, Inc., as the “company,” and with its direct and indirect subsidiaries, collectively, as the “group,” for the period from January 1, 2012 until July 24, 2013, and to Innocoll GmbH, as the “company,” and with its direct and indirect subsidiaries, collectively, as the “group,” for the period from July 25, 2013 until December 31, 2013.
Basis of preparation
Statement of compliance
The consolidated financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and interpretations of the IFRS Interpretations Committee (IFRIC). The designation IFRS also includes all valid International Accounting Standards (IAS); the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (SIC). The consolidated financial information was approved by the managing directors on March 25, 2014.
The consolidated financial information has been prepared on the historical cost basis except for share option compensation, defined benefit pension liability and warrants determined as meeting the criteria for recognition as financial liabilities, which have been recorded at fair value. The consolidated financial information is presented in euro (‘€’), rounded to the nearest thousand, except where otherwise stated. The accounting policies set out below have been applied consistently to all periods presented in this consolidated financial information.
As explained in note 15, owing to the nature of the 2013 re-domicile, there has been no change in the substance of the reporting entity and therefore, a business combination, in accordance with IFRS 3 (Revised) “Business Combinations”, was not deemed to have occurred. The exemption under IFRS 3(R) to apply acquisition accounting has been availed of on the basis that the standard does not apply to a business combination of entities or businesses under common control. A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The introduction therefore of Innocoll GmbH as a new holding company for the group has been accounted for as a continuation of the business previously carried out by Innocoll Holdings, Inc. Consequently, even though Innocoll GmbH was only incorporated on July 25, 2013 and was not a group company as at December 31, 2012, or for the period from January 1, 2013 to the date of the re-domicile, the disclosures in the consolidated financial information for those periods are those of Innocoll Holdings, Inc. The financial information has

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

consequently been presented as if the previous business and operations of Innocoll Holdings, Inc. continued as before through each of the accounting periods presented, despite the fact that Innocoll GmbH became the principal operating and parent entity with effect from July 25, 2013.
Going concern
The consolidated financial information has been prepared on the basis that the group is a going concern. However, the following conditions indicate the existence of a substantial and significant doubt over the group’s ability to continue as a going concern:
•
  The group incurred a net cash outflow from operating activities of €4.7 million for the year ended 31 December 2013 (2012: €3.9 million);
•
  The group had an accumulated deficit of €86.1 million as at December 31, 2013 (2012: €91.3 million);
•
  The group generated a net profit of €2.1 million during the year ended December 31, 2013 (2012: loss of €11.8 million); however the net profit was due to certain non-cash adjustments (note 7);
•
  Current liabilities at December 31, 2013 exceeded current assets by €4.2 million (2012: €56.0 million) and total liabilities at December 31, 2013 exceeded total assets by €66.6 million (2012: €73.9 million);
•
  The growth of the business is dependent on the successful completion of certain ongoing clinical trials and the group’s ability to enter into successful partnership arrangements for future development and marketing of its products; and
•
  If the group is unable to obtain additional debt or equity financing, it may have to curtail its clinical development activities or be forced to dispose of assets, potentially on unfavorable terms, which would have a material adverse impact on the group’s business, financial condition and results from operations.
The group expects a substantial investment from a third-party in the near future which would provide significant funds for both operating costs and clinical studies and would have a positive impact on the future prospects of the group. The group also expects to enter into licensing transactions in respect of products which are either approved or expected to be approved in the near future which, if consummated, will result in upfront licensing revenue and increased product sales revenue.
The company’s managing directors have given due consideration to the ability of the group to continue as a going concern and are satisfied that the group has adequate resources and prospects to fund current and future commitments in light of support from existing investors as well as potential third-party sources of funds, including prospective product licensees and financial investors.
Basis of consolidation
The consolidated financial information includes all of the subsidiaries that are controlled by the group. Control exists when the group has the power to govern the financial and operating policies and obtains the benefits from an entity’s activities. Control is generally presumed to exist when the group owns, directly or indirectly, more than 50% of an entity’s voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity. Inter-company transactions, balances and unrealized gains and losses on transactions between group companies are eliminated in preparing the consolidated financial information.

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

Subsidiaries
Subsidiaries are entities controlled by the group. The financial information of subsidiaries is included in the financial information from the date that control commences until the date that control ceases. Details of the group’s subsidiaries are included in note 24.
Foreign currency
Functional and presentation currency
Items included in the consolidated financial information of each of the group’s entities are measured using the currency of the primary economic environment in which each entity operates (‘functional currency’). The consolidated financial information is presented in euro (‘€’). All companies within the group have the euro as their functional currency, except for a US subsidiary entity which has a US dollar functional currency. On consolidation, the assets and liabilities of the group’s foreign operations are translated at exchange rates prevailing at the balance sheet date. Income and expense items are translated to euro at rates at the dates of the transactions. Exchange differences arising, if any, are classified as equity and transferred to the group’s translation reserve. On disposal, in part or in full, the relevant amount of the currency translation reserve is transferred to the income statement.
Transactions and balances
Transactions in currencies other than the functional currency of the group entities are recorded at the rates of exchange prevailing on the dates of the transaction. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are translated to the respective functional currencies of group entities at the rates prevailing on the relevant balance sheet date.
Property, plant and equipment
Property, plant and equipment are carried at historical cost less accumulated depreciation and impairment losses. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset as appropriate only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repair and maintenance costs are charged to the income statement as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are recognized in the income statement as part of the gain or loss on disposal in the year of disposal. Gains and losses on disposals of property, plant and equipment are included in other income or expense.
Depreciation
Depreciation is calculated using the straight-line method to allocate the cost of property, plant and equipment over their estimated useful lives, less their estimated residual values, as follows:

Leasehold improvements	in line with the term of the rental agreement
Plant and machinery	3 to 10 years
Furniture and fittings	5 years

Depreciation methods, useful lives and residual values are reassessed at each reporting date. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. For

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

assets where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in the income statement.
Leased assets
Rentals payable under operating leases are charged to the income statement on a straight-line basis over the relevant lease term.
Inventories
Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle and includes expenditure in acquiring the inventories and bringing them to their existing location and condition. In the case of work in progress and finished goods, cost includes an appropriate share of overheads based on normal operating capacity. Net realizable value is the estimated selling price less the estimated costs of completion and the estimated costs necessary to make the sale.
Financial instruments
Non-derivative financial assets
Financial assets are initially recognized on the date they are originated and when the group obtains contractual rights to receive cash flows. The group derecognizes financial assets when the contractual rights to cash flows expire or it transfers the right to receive cash flows in a transaction which transfers substantially all the risks and rewards of ownership of the asset.
Trade receivables
Such assets are initially recognized at fair value and subsequently measured at amortized cost less accumulated impairment losses.
Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and call deposits (with less than 3 months maturity) and are subject to an insignificant risk of changes in value.
Non-derivative financial liabilities
The group’s non-derivative financial liabilities comprise the following categories:
Convertible notes
Convertible notes that can be converted into share capital at the option of the holder are accounted for as compound financial instruments and include a liability and an equity component. The liability components are recognized initially at fair value and thereafter, measured at amortized cost using the effective interest rate method. Transaction costs that relate to the issue of the compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognized in the income statement is calculated using the effective interest rate method.
Where the group extinguishes a convertible instrument before maturity, the group allocates the consideration and any transaction costs for the extinguishment to the liability and equity components of the instrument at the date of the transaction. In accordance with IAS 32 “Financial instruments: Presentation and disclosure”, the method used in allocating the consideration and transaction costs to the separate components is consistent with that used in the original allocation to the separate components of the proceeds received by the group when the convertible instrument was first issued.
Preference shares
Preference shares may include conversion rights which may be settled by a variable number of ordinary shares. Preference shares that can be converted into share capital at the option of the holder are accounted for as compound financial instruments and include a liability and an equity component. The liability components are recognized initially at fair value and thereafter, measured at amortized cost using the effective interest rate method. Transaction costs that relate to the issue of the compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds. The equity component of the convertible preference shares is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognized in the income statement is calculated using the effective interest rate method.
The managing directors have reviewed the impact of IFRS 7 “Financial Instruments: Disclosure” on the financial information and have determined that the group can avail itself of an exemption under the standard requiring the fair values of its financial instruments to be disclosed on the basis that the fair values do not materially differ from their carrying amounts.
On this basis, no additional disclosures have been included in the financial statements in respect of the fair values of such financial instruments other than as set out above and within notes 15, 16 and 18.
Trade payables
Trade payables are initially measured at amortized cost which equates to fair value.
Equity instruments
Equity instruments issued by the group are recorded at the proceeds received, net of direct issue costs.
Warrants
The group calculates the fair value of warrants issued as part of fundraising activities at the date of issue taking the amount directly to equity where no cash settlement option exists and where a fixed number of warrants are issued at a fixed rate. The fair value is calculated using a recognized valuation methodology for the valuation of financial instruments (the Black Scholes model). Fair value, which is assessed at the grant date, is calculated on the basis of the contractual term of the warrants.
Warrants containing a cash settlement option are accounted for as financial liabilities in line with the requirements of IAS 32. These derivative financial instruments are designated as at fair value through profit or loss, as this category includes derivative financial instruments entered into that are not designated as hedging instruments in hedge relationships as defined by IAS 39 “Financial Instruments: Recognition and measurement”.

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IAS 39 are satisfied.
Transactions with individuals in their capacity as equity instruments holders, as described above, do not fall under the scope of IFRS 2 “Share-based payment” and as a result are not accounted for in accordance with the standard.
Provisions
A provision is recognized if, as a result of a past event, the group has a present obligation that it is probable, will result in an outflow of resources and can be estimated reliably.
Employee benefit plans
Pension plans
The group operates a number of defined contribution retirement benefit plans, the assets of which are held in separate trustee-administered funds. Payments to defined contribution benefit plans are charged as an expense to the income statement as they fall due.
The group operates a defined benefit pension plan within its German subsidiary. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Obligations for contributions to defined benefit pension plans are recognized as an expense in the income statement as service is received from the relevant employees.
Share-based compensation
The group from time to time has granted restricted stock units to individual employees and non employee directors. The employees purchase the stock at an agreed price which may be below the then fair value of the stock unit. The difference between the purchase price and the fair value is expensed over the vesting period of the restricted stock unit.
The group also operates equity-settled, share-based compensation plans through which it grants options to subscribe to a specific number of shares in accordance with the share option plan. The fair value of the employee services received in exchange for the grant of the option is recognized as an expense with a corresponding increase in equity.
The total amount expensed over the vesting period is determined by reference to the fair value of the option granted, measured using the Black Scholes model, taking into account the terms and conditions upon which the option was granted excluding the impact of any non-market vesting conditions. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (par value) and share premium when the options are exercised.
The assumptions used in measuring the fair value of the stock granted, using the Black Scholes model were determined as follows:
•
  Current share price is based on the valuation of the company by the managing directors at the share option grant date;

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

•
  The estimated volatility is based on the historical volatility of biotech companies that operate in the same therapeutic areas as the group, or that are of a similar size;
•
  The expected duration is calculated as the estimated duration until exercise, taking into account the specific features of the plans; and
•
  The weighted average risk-free interest rates used are based on government treasury bills at the date of grant with a term equal to the expected life of the options.
Revenue recognition
Revenue from sales of products is measured at the fair value of the consideration received or receivable net of returns and allowances, trade discounts and volume rebates. Revenue is recognized when all of the following conditions are met:
i.
  The significant risks and rewards of the ownership of goods are transferred to the buyer. This usually occurs when the goods have been delivered;
ii.
  The group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
iii.
  The amount of revenue can be measured reliably;
iv.
  It is probable that the economic benefits associated with the transaction will flow to the entity; and
v.
  The costs incurred or to be incurred in respect of the transaction can be measured reliably.
Deferred revenue is calculated when cash is received from a customer for a product which at the time of receipt has not yet been delivered.
Expenses
Research and development expenses
Research and development expenses are charged to the income statement as incurred. The group has determined that the regulatory, clinical or field trial risks inherent in the development of its products currently preclude it from capitalizing its development costs.
Financing costs and income
Financing costs consist of interest payable on borrowings and interest receivable on funds invested. Both are calculated using the effective interest rate method. Foreign exchange gains and losses arising on the retranslation of foreign currency balances are also included here.
Income taxes
Tax expense comprises current and deferred tax.
Current tax is the expected tax payable or receivable on the taxable result for the year and any adjustments in relation to tax payable or receivable in respect of the previous years.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•
  temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

•
  temporary differences related to subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.
Deferred tax is measured at the tax rates at which the temporary differences are expected to reverse, using tax rates enacted or substantively enacted at the reporting date. Deferred tax assets and liabilities are offset where the entity has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxation authority. Deferred tax assets are recognized to the extent that it is probable that there will be taxable profits in the foreseeable future against which they can be utilized.
Earnings per ordinary share
Basic earnings per share is computed by dividing the profit/(loss) for the financial year attributable to ordinary shareholders of the company by the weighted average number of ordinary shares outstanding during the financial period.
Diluted earnings per share is computed by dividing the profit for the financial year attributable to ordinary shareholders of the company by the weighted average number of ordinary shares in issue after adjusting for the effects of all potential dilutive ordinary shares that were outstanding during the financial period.
Earnings are adjusted for the after-tax amounts of preference dividends, differences arising on the settlement of preference shares, and other similar effects of preference shares classified as equity.
Critical accounting estimates and judgments
The preparation of the financial information in conformity with IFRS requires management to make judgements, estimates and assumptions. Estimates are reviewed on an ongoing basis.
Estimates and judgments are based on historical experience and on other factors that are reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for the purposes of such estimates. The following are the critical areas requiring estimates and judgments by management:
Revenue recognition
Significant management judgments and estimates must be made and used in connection with the recognition of revenue in each accounting period. Material differences in the amount of revenue in any given period may arise if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions. To date there have been no material differences arising from these judgments and estimates.
Revenue from products is generally recorded as of the date of shipment, consistent with our typical shipment terms. Where the shipment terms do not permit revenue to be recognized as of the date of shipment, revenue is recognized when the group has satisfied all of its obligations to the customer in accordance with the shipping terms.
Revenue is recognized to the extent that it is probable that economic benefit will flow to the group, that the risks and rewards of ownership have passed to the buyer and the revenue can be measured. No revenue is recognized if there is uncertainty regarding recovery of the consideration due at the outset of the transaction or the possible return of goods.
Revenue is recognized from milestone payments received under collaboration agreements when earned, provided that the milestone event is substantive, its achievability was not reasonably assured at the inception of the agreement, the group has no further performance obligations relating to the event, and

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

collectability is reasonably assured. If these criteria are not met, the group recognizes milestone payments ratably over the remaining period of their performance obligations under the collaboration agreement.
Valuation of financial instruments
The group issued financial instruments during the relevant accounting periods and had financial instruments in issue at both accounting period ends. In conformity with IFRS, the group initially measured these financial instruments at their fair value and thereafter at amortized cost using the effective interest rate method or at fair value through profit or loss if designated as such upon initial recognition. In order to value these various instruments, the group (and the experts engaged by the group to provide such valuations where applicable) made assumptions and estimates concerning variables such as future cashflows, discounts rates, expected volatility, risk free rate and type of valuation models used. The assumptions of future outcomes, and other sources of estimation uncertainty concerning the determination of key inputs to the valuation models, are based on management’s (and the relevant experts’) best assessment using the knowledge available, their historical experiences as well as other factors that are considered to be relevant. The estimates and assumptions are reviewed on an ongoing basis.
Taxation
Given the global nature of the business and the multiple taxing jurisdictions in which the group operates, the determination of the group’s provision for income taxes requires significant judgments and estimates, the ultimate tax outcome of which may not be certain. Although estimates are believed to be reasonable, the final outcome of these matters may be different than those reflected in the historical income tax provisions and accruals. Such differences could have a material effect on the income tax provision and results in the period during which such determination is made.
Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. While management considers the scheduled reversal of deferred tax liabilities, and projected future taxable income in making this assessment, there can be no assurance that these deferred tax assets may be realizable.
In addition, the group may also be subject to audits in the multiple taxing jurisdictions in which it operates. These audits can involve complex issues which may require an extended period of time for resolution. Management believes that adequate provisions for income taxes have been made in the financial statements.
Allowance for slow-moving and obsolete inventory
The group evaluates the realizability of its inventory on a case-by-case basis and makes adjustments to the inventory provision based on management’s estimates of expected losses. The group writes off any inventory that is approaching its “use-by” date and for which no further re-processing can be performed. The group also considers recent trends in revenues for various inventory items and instances where the realizable value of inventory is likely to be less than its carrying value. Given the allowance is calculated on the basis of the actual inventory on hand at the particular balance sheet date, there were no material changes in estimates made during 2012 or 2013 which would have an impact on the carrying values of inventory during those periods.

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

Trade receivables
The group evaluates customer accounts with past-due outstanding balances or specific accounts for which it has information that the customer may be unable to meet its financial obligations. Based upon a review of these accounts and management’s analysis and judgment, the group estimates the future cash flows expected to be recovered from these receivables. The amount of the impairment on doubtful receivables is measured individually and recorded as a specific allowance against that customer’s receivable balance to the amount expected to be recovered. The allowance is re-evaluated and adjusted periodically as additional information is received.
Provisions
Provisions are recognized and measured on the basis of the estimate and probability of future outflows of resources, as well as on the basis of experiential values and the circumstances known at the end of the reporting period. The assessment of whether a present obligation exists is generally based on assessment of internal experts. Estimates can change on the basis of new information and the actual charges may affect the performance and financial position of the group.
New and prospective accounting standards and interpretations
A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2013, and have not been applied in preparing this financial information. The group does not plan to adopt these standards early; instead it will apply them from their relevant effective dates. The expected impact of these upcoming requirements on the group are noted below.
IFRS 9 “Financial Instruments”
The IASB aims to replace IAS 39 “Financial Instruments: Recognition and measurement” (IAS 39) in its entirety with IFRS 9. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Chapters dealing with impairment methodology and hedge accounting are still being developed. Further, in November 2011, the IASB tentatively decided to consider making limited modifications to IFRS 9’s financial asset classification model to address application issues. The group’s management has yet to assess the impact of this new standard on the group’s consolidated financial statements. Management does not expect to implement IFRS 9 until it has been completed and its overall impact can be assessed.
Amendments to IFRS 10 “Consolidated financial statements”, IFRS 12 “Disclosure of interests in other entities” and IAS 27 “Separate financial statements”
The Amendments define the term ‘investment entity’, provide supporting guidance and require investment entities to measure investments in the form of controlling interests in another entity at fair value through profit or loss. Management does not anticipate a material impact on the group’s consolidated financial statements.
Amendment to IAS 32 “Financial instruments: Disclosure and presentation”
This amendment clarifies the circumstances in which companies may offset financial instruments in the statement of financial position. The group does not expect that this amendment will have a material impact on the group’s statement of financial position.

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

2
  Segmental reporting
Due to the nature of the group’s current activities, the managing directors consider there to be one operating segment, the manufacture and sale of collagen-based products for post-surgical applications. The entire group’s revenue is derived from this operating segment which can be spread among four geographical regions. The group principally sells three products; CollatampG globally outside of the United States, Septocoll within Europe and the Middle East, and CollaGUARD within Europe, the Middle East and Asia. The results of the group are reported on a consolidated basis to the chief operating decision maker of the group, the chief executive. There are no reconciling items between the group’s reported income statement and statement of financial position and the results and financial position, respectively, of the above segment.
The majority of the product revenue, €3.4 million, relates to sales of CollatampG and Septocoll and is split between two customers; in 2013 the split was 84% and 16%. The group receives a contractually agreed percentage of the net in-market sales of CollatampG from one of its customers which distributes the product. This is recognized in two parts; the first amount is recognized for the manufacture and sale of product at the point of sale; and the final amount when the product is sold.
As of December 31, 2013, the group had deferred income in the amount of €2.6 million (2012: €1.1 million) relating to upfront payments in the amount of €1.3 million in respect of Septocoll customers with the remaining €1.3 million relating to its CollaGUARD customers. Innocoll expects to deliver products to these customers in 2014 and in 2015 in settlement of these advance payments respectively.
As mentioned above, the group has determined that all revenue is derived from one business segment. The managing directors have reviewed the impact of IFRS 8 “Operating Segments” on the financial statements with the above in mind. Given that the group only has one business segment, the managing directors have concluded that it is not necessary to show the full requirements of the standard within this note as the key information is displayed in other areas of the financial information.
The distribution of revenue by customers’ geographical area was as follows:

Thousands of Euros	2013	2012
Europe	3,459	3,318
Middle East	10	883
Asia	73	40
ROW	4	71
Gross revenue	3,546	4,312

All non-current assets are located in Germany.
3
  Research and development expenses

Thousands of Euros	2013	2012
Employee compensation	1,441	1,254
External clinical research costs	110	99
General operating costs	200	537
Research and development tax credit received	(88)	(194)
Total research and development expenses	1,663	1,696

Research and development expenses include labor, materials and direct overheads associated with the various research programmes.

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

4
  General and administrative expenses

Thousands of Euros	2013	2012
Employee compensation	2,407	1,842
Depreciation	238	196
Other	1,476	1,228
Total general and administrative expenses	4,121	3,266

5
  Other operating expense — net

Thousands of Euros	2013	2012
Compensation for amendments to supply agreement	—	(1,444)
Loss on sale of property, plant and equipment	—	2
Impairment of property, plant and equipment	148	1,963
Other expense	6	35
Total other operating expense	154	556

6
  Finance expense

Thousands of Euros	2013	2012
Interest on convertible preferred shares	4,728	3,428
Interest on convertible promissory notes	1,918	3,422
Warrant expense	205	131
Foreign exchange loss/(gain)	84	(616)
Other expense	14	14
Total finance expense	6,949	6,379

7
  Other income

Thousands of Euros	2013	2012
Fair value gain on warrant exchanges	170	—
Gain on settlement of promissory notes and preferred stock (note 15)	973	—
Gain on settlement of series B convertible preferred stock (note 15)	14,930	—
Gain on liquidation of subsidiary companies (note 24)	—	407
Total other income	16,073	407

The gain on settlement of series B convertible preferred stock noted above arises as a result of the difference between the carrying value of the instrument settled, when compared to the fair value of the new instrument issued.
8
  Income tax

Thousands of Euros	2013	2012
German tax	72	74
Other jurisdictions	—	—
Current income tax	72	74

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

A reconciliation of the expected income tax of the group and the actual income tax charge is as follows:

Thousands of Euros	2013	2012
Profit/(loss) before taxation for the period	2,181	(11,731)
Expected income tax charge/(credit), computed by applying the German tax rate 28% (2012: 28%)	611	(3,285)
Effect of different tax rates of subsidiaries operating in foreign jurisdictions	1,421	689
Unrecognized tax losses carried forward	2,213	2,205
Non-taxable income/non-deductible expenses	(4,173)	465
Current income taxes	72	74

One of the main differences between expected tax and effective tax is explained by unrecognized deferred tax assets on tax losses carried forward amounting to €7.3 million (2012: €11.4 million).
Deferred tax assets and liabilities
The following temporary differences which might give rise to deferred taxes relate to:

Thousands of Euros	2013	2012
Net tax losses carry forward	57,897	66,225
Provisions	434	388
Total deductible differences	58,331	66,613
Unrecognized deferred tax asset	7,291	11,435

All of the unrecognized deferred tax assets arise on operations in Ireland with the exception of €4.8 million in 2012 of an unrecognized deferred tax asset relating to loss carry forwards arising in the United States. Losses arising on operations in Ireland can be carried forward indefinitely, but are limited to the same trade/trades. The group has not recognized any deferred tax assets in the period as management does not consider the realization of these deferred tax balances to be probable in the near future due to the significant costs the group is likely to incur in the short term in advancing its product pipeline.
The deferred tax liability of €0.05 million (2012: €0.05 million) relates to tax that will be payable in the future on the gain on disposal of a group property in 2010.
9
  Loss per share
The weighted average number of ordinary shares (denominator - basic) amounted to 44,848 in 2013 (2012: 50,947). The weighted average number of ordinary shares has been adjusted for the effects of the re-domicile which took place during the financial period (note 15).
The following adjustments were made to the reported profit/(loss) from continuing operations to arrive at the earnings used for the purposes of earnings per share:

Thousands of Euros	2013	2012
Profit/(loss) attributable to equity holders of the group	2,109	(11,805)
Add back:
Gain on settlement of promissory notes and preferred stock (note 7)	(973)	—
Gain on settlement of series B convertible preferred stock (note 7)	(14,930)	—
Interest on convertible preferred shares (note 6)	4,728	3,428
Interest on convertible promissory notes (note 6)	1,918	3,422
Revised numerator	(7,148)	(4,955)

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

The basic loss per share for the year ended December 31, 2013 was €159.4 (2012: €97.3).
For the purpose of calculating diluted loss per share, the potentially exercisable instruments in issue, would have the effect of being antidilutive and, as such, the diluted loss per share is the same as the basic loss per share for both periods.
10
  Property, plant and equipment

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2012	461	10,405	1,635	12,501
Additions	154	322	19	495
Disposals	—	(12)	—	(12)
Balance December 31, 2012	615	10,715	1,654	12,984
Additions	58	387	3	448
Balance December 31, 2013	673	11,102	1,657	13,432
Depreciation
Balance January 1, 2012	445	8,136	1,584	10,165
Depreciation charge for year	6	179	11	196
Impairment charge for year	—	1,963	—	1,963
Disposals	—	(10)	—	(10)
Balance December 31, 2012	451	10,268	1,595	12,314
Depreciation charge for year	28	199	11	238
Impairment charge for year	—	148	—	148
Balance December 31, 2013	479	10,615	1,606	12,700
Net book value
At December 31, 2012	164	447	59	670
At December 31, 2013	194	487	51	732

The impairment charge included in plant and machinery represents a write-down of equipment which was capitalized but not brought into use. The managing directors have written down the carrying value of these assets to €0.
11
  Inventories

Thousands of Euros	12/31/2013	12/31/2012
Raw materials	768	629
Work in progress	632	839
Finished goods	323	53
Total inventories	1,723	1,521

The replacement cost of inventory does not differ materially from its carrying value. The impairment provision against inventory amounted to €0.6 million (2012: €0.4 million).
In 2013, raw materials, changes in work and progress and finished goods included in cost of sales amounted to €4.6 million (2012: €4.6 million).

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

12
  Trade and other receivables

Thousands of Euros	12/31/2013	12/31/2012
Trade receivables, net	362	237
Sales taxes receivable	—	52
Prepaid expenses and other current assets	47	20
Total trade and other receivables	409	309

The impairment provision against trade receivables amounted to €0.07 million at December 31, 2013 (2012: €0.07 million).
13
  Trade and other payables

Thousands of Euros	12/31/2013	12/31/2012
Trade payables	2,717	3,232
Accrued expenses	3,672	2,266
Total trade and other payables	6,389	5,498

14
  Onerous lease provision

Thousands of Euros	12/31/2013	12/31/2012
Onerous lease provision on leased premises	—	166

This provision arose from the company vacating its leased premises in Roscommon in 2012. Under the terms of the lease contract, the company was not permitted to break the lease until November 2014. In accordance with IAS 37 “Provisions: Contingent liabilities and contingent assets”, the company recognized an onerous lease provision for the entire lease payments required to be made to November 2014. During 2013, a settlement was agreed with the landlord and the remainder of the provision was released to the income statement.
15
  Interest-bearing loans and borrowings
Gross liabilities at December 31, 2012:

Thousands of Euros	Series A convertible preferred stock	Series B convertible preferred stock	Convertible promissory notes	Total
Debt converted to preferred stock	—	11,277	—	11,277
Cash received for issue of preferred stock	20,485	—	—	20,485
Cash received for issue of 2009 promissory notes	—	—	5,871	5,871
Cash received for issue of 2010 promissory notes	—	—	7,753	7,753
Cash received for issue of 2011 promissory notes	—	—	4,581	4,581
Cash received for issue of 2012 promissory notes	—	—	3,991	3,991
Balance as at December 31, 2012	20,485	11,277	22,196	53,958

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

Reconciliation of gross proceeds to carrying value:

Year ended December 31, 2012 Thousands of Euros	Gross proceeds	Recognized in equity	Transaction costs	Foreign exchange movements	Accrued interest	Carrying value
2007 issue of 6% convertible preferred stock	31,762	(5,973)	(1,877)	2,687	15,004	41,603
2009 issue of 10% convertible promissory notes	5,871	(1,081)	(118)	208	3,685	8,565
2010 issue of 10% convertible promissory notes	7,753	(1,133)	(91)	(185)	2,791	9,135
2011 issue of 10% convertible promissory notes	4,581	(171)	(95)	92	1,152	5,559
2012 issue of 10% convertible promissory notes	3,991	(152)	(61)	(169)	261	3,870
	53,958	(8,510)	(2,242)	2,633	22,893	68,732

Financial instruments in issue at December 31, 2012:
2007 series A convertible preferred stock
On December 5, 2007, the company issued $30.0 million in shares of series A convertible preferred stock to new private equity investors. The holders were entitled to receive a dividend per share of 6% per annum. Dividends were cumulative, compounded quarterly and were payable quarterly in arrears on March 31, June 30, September 30 and December 31. Dividends were payable in additional shares of series A convertible preferred stock through to December 31, 2013 and thereafter were to be paid in cash. Each share of series A convertible preferred stock could be converted at any time, at the option of the holder, into common stock at a rate of one share of common stock per $2.124 of series A convertible preferred stock. In addition the holders had rights in respect of appointment of directors, liquidation, anti-dilution, drag and tag rights and other rights normally associated with a similar investment in the United States.
2007 series B convertible preferred stock
On December 5, 2007, the company issued $16.8 million in shares of series B convertible preferred stock to existing shareholders. The holders were entitled to receive dividends per share of 6% per annum, after and subject to prior payment of dividends to the holders of series A convertible preferred stock. Dividends were cumulative, compounded quarterly and were payable quarterly in arrears on March 31, June 30, September 30 and December 31. Dividends were payable in additional shares of series B convertible preferred stock through to December 31, 2013 and thereafter were to be paid in cash. Each share of series B convertible preferred stock could be converted at any time, at the option of the holder, into common stock at a rate of one share of common stock per $2.124 of series B convertible preferred stock. In addition the holders had rights, subordinate in some respects to the holders of series A convertible preferred stock, in respect of liquidation, anti-dilution, drag and tag rights and other rights normally associated with a similar investment.
Also during 2007, the company issued 502,369 share warrants for the purchase of the company’s common stock as part of the above fundraising activities with an exercise price of $2.124 and a contractual life of 5 years.

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

2009 convertible promissory notes
On April 21, 2009, the company received bridge financing of $4.0 million from certain of its investors. The financing was provided in the form of convertible promissory notes in aggregate principal of up to $4.0 million; and 1,946,416 warrants for the purchase of the company’s common stock at a price of $2.124 per share with a contractual life of 10 years. The maturity of the convertible promissory notes was April 2015 and the notes could be converted at any time, at the option of the holder, into common stock at a rate of one share of common stock per $2.124 of unpaid principal plus any accrued and unpaid interest thereon, subject to adjustments. The holders of convertible promissory notes were entitled to receive interest at a rate of 20% per annum increasing to 25% per annum depending on circumstances. Interest was cumulative, compounded quarterly and was payable in arrears on March 31, June 30, September 30 and December 31.
On December 21, 2009, the company received further bridge financing of $4.0 million under similar terms to the April 2009 financing. The number of warrants for the purchase of the company’s common stock granted in the December financing was 2,068,012, again with an exercise price of $2.124 per share and a contractual life of 10 years.
On May 1, 2010, the 2009 convertible promissory notes were amalgamated and refinanced. The primary change was an amendment to the interest rate which reduced the rate to a fixed 10%.
2010 convertible promissory notes
On May 13, 2010, the company received bridge financing of $5.0 million from certain of its investors. The financing was provided in the form of convertible promissory notes in aggregate principal of up to $5.3 million; and 3,750,000 warrants for the purchase of the company’s common stock at a price of $1.00 per share and a contractual life of 10 years. The maturity of the convertible promissory notes was April 2015 and the notes could be converted at any time, at the option of the holder, into common stock at a rate of one share of common stock per $1.00 of unpaid principal plus any accrued and unpaid interest thereon, subject to adjustments.
The holders of convertible promissory notes were entitled to receive interest at a rate of 10% per annum. Interest was cumulative, compounded quarterly and was payable in arrears on March 31, June 30, September 30 and December 31.
On August 11, 2010, the company received further bridge financing of $5.0 million under similar terms to the May financing. The number of warrants for the purchase of the company’s common stock granted in the August 2010 financing was 3,750,000, again with an exercise price of $1.00 per share and a contractual life of 10 years.
2011 convertible promissory notes
On March 22, 2011, the company received bridge financing of $3.3 million from certain of its investors. The financing was provided in the form of senior convertible promissory notes in aggregate principal of up to $3.4 million, 1,140 shares of series C-3 preferred stock and 8,125,000 warrants for the purchase of the company’s common stock at a price of $0.30 per share and a contractual life of 10 years.
The maturity of the convertible promissory notes was September, 2013 and the notes could be converted at any time, at the option of the holder, into common stock at a conversion ratio of 3.33 shares for each $1.00 of the unpaid principal and accrued interest thereon, subject to adjustments. The holder of convertible promissory notes were entitled to receive interest at a rate of 10% per annum. Interest was cumulative, compounded quarterly and was payable in arrears on March 31, June 30, September 30 and December 31.

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

On June 28, 2011, the company received further bridge financing of $3.3 million under similar terms to the March 2011 financing. The number of warrants for the purchase of the company’s common stock granted in the June 2011 financing was 8,125,000, again with an exercise price of $0.30 per share and a contractual life of 10 years along with 1,140 shares of series C-3 preferred stock.
These convertible promissory notes had a liquidation preference of three times principal plus one times interest outstanding.
2012 convertible promissory notes
On January 23, 2012 the company received bridge financing of $1.1 million from certain of its investors. The financing was provided in the form of senior convertible promissory notes in aggregate principal of up to $1.6 million, 386 shares of series C-3 preferred stock and 2,750,077 warrants for the purchase of the company’s common stock at an exercise price of $0.30 per share and a contractual life of 10 years. The maturity of the convertible promissory notes was September 2013, and the notes could be converted, at the option of the holder, into common stock at a conversion ratio of 3.33 shares for each $1.00 of the unpaid principal and accrued interest.
On June 26, 2012, the company received further bridge financing of $2.0 million under similar terms to the January 2012 financing. The number of warrants for the purchase of the company’s common stock granted in the June 2012 financing was 5,000,000, again with an exercise price of $0.30 per share of common stock and a contractual life of 10 years, along with 702 shares of series C-3 preferred stock.
On November 1, 2012, the company received further bridge financing of $2.0 million under similar terms to the January 2012 financing. The number of warrants for the purchase of the company’s common stock granted in the June 2012 financing was 5,000,000, again with an exercise price of $0.30 per share of common stock and a contractual life of 10 years, along with 695 shares of series C-3 preferred stock.
These convertible promissory notes had a liquidation preference of three times principal plus one times interest outstanding.
Gross liabilities at December 31, 2013:

Thousands of Euros	Series A&B convertible stock	Convertible promissory notes	Series A, B, C, D preferred stock	Total
Balance as at January 1, 2013	31,762	22,196	—	53,958
Cash received for issue of 2013 promissory notes	—	1,049	—	1,049
Settlement of promissory notes	—	(23,245)	—	(23,245)
Share for share exchange	(31,762)	—	—	(31,762)
Series A preferred shares	—	—	31,664	31,664
Series B preferred shares	—	—	5,323	5,323
Series C preferred shares	—	—	20,218	20,218
Series D preferred shares	—	—	19,052	19,052
Balance as at December 31, 2013	—	—	76,257	76,257

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

Thousands of Euros	Total
Gross value of consideration received	76,257
Fair value adjustment for B preferred stock	(4,789)
Transaction costs	(87)
Amount classified as equity	(11,426)
Accrued interest	3,071
Carrying amount of liability at December 31, 2013	63,026

2013 convertible promissory notes
On January 22, 2013 the company received bridge financing of $1.4 million from certain of its investors. The financing was provided in the form of senior convertible promissory notes in aggregate principal of up to $1.5 million, 488 shares of series C-3 preferred stock and 3,491,623 warrants for the purchase of the company’s common stock at an exercise price of $0.30 per share and a contractual life of 10 years. The maturity of the convertible promissory notes was September 2013, and the notes could be converted, at the option of the holder, into common stock at a conversion ratio of 3.33 shares for each $1.00 of the unpaid principal and accrued interest.
These convertible promissory notes had a liquidation preference of three times principal plus one times interest outstanding.
2013 series D preferred shares
On June 21, 2013 the company issued $1.0 million in shares of series D preferred stock to certain of its investors. The financing was provided in the form of 10% series D preferred shares and 2,500,000 warrants for the purchase of the company’s common stock at a price of $0.30 per share and a contractual life of 10 years. The maturity of the convertible promissory notes was September 2013, and the notes could be converted, at the option of the holder, into common stock at a conversion ratio of 3.33 shares for each $1.00 of the unpaid principal and accrued interest. The series D preferred stock had a liquidation preference of three times stated value plus one times accrued and unpaid dividends.
Re-domicile of parent company
In June 2013, Innocoll Holdings, Inc., and the holders of its convertible promissory notes executed a debt-for-equity agreement (“the Agreement”), pursuant to which all outstanding convertible promissory notes were converted into shares of series C and D preferred stock of the company in the amounts and on the terms as set forth in the Agreement.
Holders of the 2009 – 2010 promissory notes agreed that in exchange for the delivery and cancellation of their notes, they would receive shares of series C preferred stock.
Holders of the 2011 – 2013 promissory notes agreed that in exchange for the delivery and cancellation of their notes, they would receive shares of series D preferred stock.
All exchanges were made on a 1:1 basis.
Financial instruments in issue as at December 31, 2013:
Share for share exchange
Pursuant to a notarial deed entered into between the shareholders of Innocoll Holdings, Inc. and Innocoll GmbH in July 2013, the holders of shares of common stock, shares of series A, series B, series C and

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

series D preferred stock and warrants to purchase shares of common stock of Innocoll Holdings, Inc. contributed their shares and warrants by way of a contribution in kind to Innocoll GmbH in exchange for ordinary shares, series A, series B, series C and series D preferred shares and options to purchase ordinary shares of Innocoll GmbH and as a result thereof, Innocoll Holdings, Inc. became Innocoll GmbH’s wholly-owned subsidiary. In September 2013, Innocoll Holdings, Inc. transferred substantially all of its operations, assets and liabilities, including its interests in Innocoll Pharmaceuticals Limited, Innocoll Technologies Limited, both registered in the Republic of Ireland and Innocoll Inc., a Delaware corporation to Innocoll GmbH. Innocoll Holdings, Inc. filed a certificate of dissolution in Delaware, USA on the next day.
As part of the re-domicile, Innocoll GmbH issued 38,750 ordinary shares with a notional value of €1 per share with a €99 premium, 316,640 shares of series A preferred stock with a notional value of €1 per share with a premium of €99, 53,234 shares of series B preferred stock with a notional value of €1 per share with a €99 premium, 202,179 series C preferred shares with a par value of €1 per share with a premium of €99, 127,820 shares of series D preferred stock with a notional value of €1 per share with a premium of €99, and options to purchase ordinary shares at exercise price of €100 per share. In accordance with IFRS, these shares and the associated share premium were recorded in the Statement of Financial Position at the fair value of the consideration received on the date of their issue. Where the carrying value of the financial instruments settled exceeded the fair value of the instruments issued in exchange, the resulting gain was recognized in the income statement in accordance with IAS 39. Details of inputs into the fair value calculations related to shares are provided below:

	12/31/2013	12/31/2012
Expected volatility	60.00%	65.00%
Discount rate	15.00%	15.00%
Risk free rate	0.96%	1.41%

Furthermore, in October and November 2013, Innocoll GmbH issued series D preferred shares for consideration of €6.3 million to existing shareholders.
Owing to the nature of the re-domicile, there has been no change in the substance of the reporting entity and therefore, a business combination, in accordance with IFRS 3 was not deemed to have occurred. IFRS 3 does not apply to a business combination involving entities or businesses under common control. The introduction therefore of Innocoll GmbH as a new holding company for the group has been accounted for as a continuation of the business previously carried out by Innocoll Holdings, Inc. Consequently, even though Innocoll GmbH was only incorporated on July 25, 2013 and was not a group company as at December 31, 2012, or for the period from January 1, 2013 to the date of the re-domicile, the disclosures in the consolidated financial information for those periods are those of Innocoll Holdings, Inc. The financial information has consequently been presented as if the previous business and operations of Innocoll Holdings, Inc. continued as before through each of the accounting periods presented, despite the fact that Innocoll GmbH became the principal operating and parent entity with effect from July 25, 2013 and was registered in the commercial register on August 23, 2014.

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

The following table sets out the classes of shares before and after the above-mentioned reorganization.

Pre-reorganization	No. of shares
Common stock	17,050,000
Series A preferred shares	19,678,194
Series B preferred shares	11,008,366
Series C preferred shares	26,687,487
Series D preferred shares	16,872,592
Total number of shares	91,296,639
Post-reorganization	No. of shares
Ordinary shares	38,750
Series A preferred shares	316,640
Series B preferred shares	53,234
Series C preferred shares	202,179
Series D preferred shares	127,820
Total number of shares	738,623

2013 series D preferred shares (post re-domicile)
In October 2013 the company issued €2.0 million of series D Preferred stock to certain of its investors. The financing was provided in the form of 20,194 10% series D preferred shares and 15,147 warrants for the purchase of the company’s ordinary shares at a price of €100 per share (subject to adjustment) and a contractual life of 10 years.
On November 29, 2013 the company issued €4.3 million of series D preferred stock to certain of its investors. The financing was provided in the form of 42,500 series D preferred shares and 31,876 warrants for the purchase of the company’s ordinary shares at a price of €100 per share (subject to adjustment) and a contractual life of 10 years.
16
  Warrants

Number	Exercise price	Contractual life (years)	12/31/2013	12/31/2012
Warrants outstanding:
2007 Warrants	$2.124	5	—	502,369
2009 Warrants	$1.000	10	—	4,014,428
2010 Warrants	$1.000	10	—	7,500,000
2011 Warrants	$0.300	10	—	16,250,000
2012 Warrants	$0.300	10	—	12,750,077
2013 Warrants (Innocoll GmbH)	€100.000	10	205,199	—
			205,199	41,016,874

The 2007 warrants have been classified as equity on initial recognition, due to their associated terms. All subsequent warrants, up to the date of the re-domicile have been classified as a liability due to the holders having the right to a cash settlement option, and measured at fair value at each balance sheet date. As part of the re-domicile, the warrants to purchase the common stock of Innocoll Holdings, Inc. were exchanged for options to purchase ordinary shares of Innocoll GmbH. The terms of the options differ from the previous warrants insofar as they do not allow for cash settlement, resulting in them being

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

classified as equity with the fair value being recognized at the date of grant. Whereas the option agreement relating to these options was only notarized in January 2014, Innocoll GmbH created an authorized capital to reserve shares for issuance pursuant to these options in 2013 and management has deemed these options to be outstanding as of December 31, 2013.
The carrying value of options/warrants was as follows:

Thousands of Euros	12/31/2013	12/31/2012
Equity
Carrying value at January 1	313	313
Derecognized upon reorganization	(313)	—
Issued on reorganization	770	—
Issued in the year	204	—
Carrying value at December 31	974	313
Liability
Fair value at January 1	624	493
Fair value of warrants issued in the year	61	131
Derecognized upon reorganization	(685)	—
Fair value at December 31	—	624

The fair value of warrants was calculated using a Black Scholes model. The following input assumptions, in addition to the exercise price and contractual life noted above, were used to fair value the warrants:

	12/31/2013	12/31/2012
Expected volatility	60.00%	65.00%
Risk free rate	0.96%	1.41%

17
  Share capital and reserves

Number	12/31/2013	12/31/2012
Authorized number of shares:
Common stock €1/ $0.001 per share	243,949	400,000,000
Preferred stock €1/$0.001 per share	—	30,000,000
Series A preferred shares €1 per share	316,640	—
Series B preferred shares €1 per share	53,234	—
Series C preferred shares €1 per share	202,179	—
Series D preferred shares €1 per share	190,514	—
	1,006,516	430,000,000
Issued, called up and fully paid number of shares:
Common stock issued at €1/$0.001 per share	38,750	22,516,821

Pursuant to a notarial deed entered into between the shareholders of Innocoll Holdings, Inc. and Innocoll GmbH in July 2013, the holders of shares of common stock, shares of series A, series B, series C and series D preferred stock and warrants to purchase shares of common stock of Innocoll Holdings, Inc. contributed their shares and warrants by way of a contribution-in-kind to Innocoll GmbH in exchange for ordinary shares, series A, series B, series C and series D Preferred Shares and options to purchase ordinary shares of Innocoll GmbH and as a result thereof, Innocoll Holdings, Inc. became Innocoll GmbH’s wholly-owned subsidiary. The preference shares noted above at December 31, 2013 were all

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

issued during financial year 2013. The number and par value of the shares of stock of Innocoll Holdings, Inc. disclosed above as of December 31, 2012 reflect the actual shares authorized and issued in Innocoll Holdings, Inc. During the year ended December 31, 2013, and prior to the re-domicile, Innocoll Holdings, Inc. repurchased 5,466,821 shares of common stock. As further explained in note 15, the re-domicile has been accounted for under the basis of a common control transaction.
Rights attached to various classes of shares
Series D Preferred Shares
The series D preferred shares are entitled to vote.
The series D preferred shares have a dividend preference pursuant to Section 30 of the Articles of Association of the company (the “Articles”), under which they are entitled to receive an annual dividend in the amount of 10% of the stated value of €100 per share, out of profit in that year. If the profit for the year is not sufficient, the dividends for each year accrue and are payable, in whole or in part, in the first year that the profit is sufficient.
The series D preferred shares have a liquidation preference (the “Series D Liquidation Preference”) pursuant to Sections 28 and 31 of the Articles, under which the D preferred shares are entitled to payment of three times stated value plus any accrued but unpaid dividends, in preference to the withdrawal and redemption compensation rights of the series C, A and B preferred shares. The Series D Liquidation Preference is payable on the liquidation of the company or the earlier of (i) change of control of the company, (ii) an initial public offering of the company, or (iii) June 30, 2018. The series D preferred shares are not entitled to a right of withdrawal and redemption compensation.
Series C Preferred Shares
The series C preferred shares are entitled to vote.
The series C preferred shares have a dividend preference pursuant to Section 30 of the Articles, under which they are entitled to receive an annual dividend in the amount of 10% of the stated value of €100 per share, after payment of all outstanding dividends on the series D preferred shares. The dividends are payable out of the profit in that year. If the profit for the year is not sufficient, the dividends for each year accrue and are payable, in whole or in part, in the first year that the profit is sufficient.
The series C preferred shares have a right of withdrawal and redemption compensation (the “Series C Redemption”) pursuant to Sections 28 and 29 of the Articles, under which the series C preferred shares are entitled to terminate their shares and withdraw from the company in exchange for redemption compensation of the stated value per share. The Series C Redemption right is exercisable at any time after the holders of the series D preferred shares have received payment of the Series D Liquidation Preference in full.
Series A Preferred Shares
The series A preferred shares are entitled to vote.
The series A preferred shares have a dividend preference pursuant to Section 30 of the Articles, under which they are entitled to receive an annual dividend in the amount of 6% of the stated value of €100 per share, after payment of all outstanding dividends on the series D and series C preferred shares. The dividends are payable out of the profit in that year. If the profit for the year is not sufficient, the dividends for each year accrue and are payable, in whole or in part, in the first year that the profit is sufficient.

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

The series A preferred shares have a right of withdrawal and redemption compensation (the “Series A Redemption”) pursuant to Sections 28 and 29 of the Articles, under which the series A preferred shares are entitled to terminate their shares and withdraw from the company in exchange for redemption compensation of the stated value per share. The Series A Redemption right is exercisable at any time after the holders of the series D preferred shares have received payment of the Series D Liquidation Preference and the holders of the series C preferred shares have received payment of the Series C Redemption in full.
Series B Preferred Shares
The series B preferred shares are entitled to vote. In addition, the holders of the series B preferred shares by resolution of a simple majority of the series B preferred shares are entitled to appoint a member to the advisory board of the company.
The series B preferred shares have a dividend preference pursuant to Section 30 of the Articles, under which they are entitled to receive an annual dividend in the amount of 6% of the stated value of €100 per share, after payment of all outstanding dividends on the series D, series C and series A preferred shares. The dividends are payable out of the profit in that year. If the profit for the year is not sufficient, the dividends for each year accrue and are payable, in whole or in part, in the first year that the profit is sufficient.
The series B preferred shares have a right of withdrawal and redemption compensation (the “Series B Redemption”) pursuant to Sections 28 and 29 of the Articles, under which the series B preferred shares are entitled to terminate their shares and withdraw from the company in exchange for redemption compensation of 3.327 times the stated value. The Series B Redemption right is exercisable at any time after the holders of the series D preferred shares have received payment of the Series D Liquidation Preference and the holders of the series C and series A preferred shares have received payment of the Series C Redemption and Series A Redemption in full.
Summary of line items contained in reserves

Thousands of Euros	12/31/2013	12/31/2012
Share capital and reserves
Share capital	39	39
Share premium	7,074	7,074
Capital contribution	723	723
Other reserves	11,616	8,800
Currency translation reserve	1	(154)
Share compensation reserve	—	906
Accumulated deficit	(86,052)	(91,317)
	(66,599)	(73,929)

Share premium
Share premium reflects the excess of consideration received over par value of shares issued.
Capital contribution reserve
The capital contribution reserve relates to amounts contributed by shareholders of the company in previous years.
Share compensation reserve
Share compensation reserve reflects the fair value of stock based compensation issued in accordance with IFRS 2.

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

Other reserves
Other reserves relate to amounts recognized in equity on issuance of preferred stock, amounts recognized on the issuance of warrants and amounts in relation to the 2013 re-domicile.
Currency translation reserve
Translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
18
  Financial instruments and risk management
The group is exposed to various risks in relation to financial instruments including credit risk, liquidity risk and currency risk. The group’s risk management is coordinated by its managing directors. The group does not actively engage in the trading of financial assets for speculative purposes.
The most significant financial risks to which the group is exposed are described below:
Credit risk
The group’s sales are currently concentrated with two customers and accordingly the group is exposed to the possibility of loss arising from customer default. The group is addressing this risk by monitoring our commercial relationships with these customers by seeking to develop additional products for sale and entering into new partnerships.
Liquidity risk
The group has been dependant on its shareholders to fund its operations. As described in note 1, the group’s ability to continue as a going concern is dependent on its ability to raise additional finance by way of debt and/or equity offerings to enable it to complete its clinical research trial programmes.
Market risk
The group is exposed to market risk through its use of financial instruments and specifically to currency risk, interest rate risk and certain other price risks, which result from both its operations and financial activities.
 —
  Currency risk: The group is subject to currency risk, as its income and expenditures are denominated in euro and US dollar. As such the group is exposed to exchange rate fluctuations between the US dollar and the euro. The group aims to match foreign currency cash inflows with foreign cash outflows where possible. The group does not hedge this exposure. A 10% movement in the US dollar versus euro exchange rate at the year end would have the effect of increasing/decreasing net liabilities by approximately €0.2 million (€6.5 million).
 —
  Interest rate risk: The group has no third-party indebtedness other than preferred shares. See note 15 and below for further details.

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

Terms of debt and repayment schedule
The terms and conditions of outstanding loans were as follows:

				12/31/2013		12/31/2012
	Currency	Nominal interest rate	Year of maturity	Face value	Liability carrying amount	Face value	Liability carrying amount
Convertible preferred stock		$6%	2012	—	—	31,762	41,603
Convertible promissory notes		$10%	2012 – 2014	—	—	22,196	27,129
Series A, B, C, D preferred shares	Euro (€)	6%/10%	2018	76,257	63,026	—	—
				76,257	63,026	53,958	68,732

Convertible preferred stock
The carrying amount of convertible preferred stock excludes an amount of €0 (2012: €6.0 million) that was classified as equity.
Convertible promissory notes
The carrying amount of convertible promissory notes excludes an amount of €0 (2012: €2.5 million) that was classified as equity.
Series A, B, C, D preferred shares and ordinary shares
The carrying amount of series A, B, C, D preferred and common stock excludes an amount of €11.4 million (2012: €0) that was classified as equity.
Credit risk
Exposure to credit risk:
The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	Carrying amount
Thousands of Euros	12/31/2013	12/31/2012
Trade and other receivables	409	309
Cash and cash equivalents	2,692	—
	3,101	309

The maximum exposure to credit risk for trade receivables at the reporting date by geographic region was:

	Carrying amount
Thousands of Euros	12/31/2013	12/31/2012
Euro-zone countries	406	—
Middle East	—	299
Asia	3	10
	409	309

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

Impairment losses
The aging of trade receivables and other assets at the reporting date was:

Thousands of Euros	Gross 12/31/2013	Impairment 12/31/2013	Gross 12/31/2012	Impairment 12/31/2012
Not past due	409	—	309	—
Past due 0 – 30 days	—	—	—	—
Past due 31 – 120 days	—	—	—	—
Past due 121 – 365 days	—	—	—	—
More than one year	74	74	74	74
Total	483	74	383	74

The movement in the allowance for impairment in respect of trade receivables during the year was as follows:

Thousands of Euros	12/31/2013	12/31/2012
Balance at January 1,	74	34
Increase in provision	—	40
Balance at December 31,	74	74

Based on past experience, management believes that no impairment allowance is necessary in respect of trade receivables not past due and past due 0 – 30 days.
Liquidity risk
The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements:

Thousands of Euros	Carrying Amount	Contractual cash flow	1 year or less	1 – 2 years	2 – 5 years	More than 5 years
December 31, 2012
Preference shares and convertible notes	68,732	(75,530)	(51,990)	—	(23,540)	—
Trade and other payables	5,498	(5,498)	(5,498)	—	—	—
	74,230	(81,028)	(57,488)	—	(23,540)	—
December 31, 2013
Preference shares	63,026	(106,370)	—	—	(106,370)	—
Trade and other payables	6,389	(6,389)	(6,389)	—	—	—
	69,415	(112,759)	(6,389)	—	(106,370)	—

19
  Financial instruments measured at fair value through profit and loss
Financial liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. This grouping is determined based on the lowest level of significant inputs used in fair value measurement, as follows:
 —
  Level 1 — quoted prices in active markets for identical assets or liabilities. No such Level 1 financial instruments were held.

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

 —
  Level 2 — inputs other than quoted prices included within Level 1 that are observable for the instrument, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The value of derivative financial instruments at fair value measurement using significant observable inputs (i.e. Level 2) was €0 (2012: €0.6 million)
 —
  Level 3 — inputs for instrument that are not based on observable market data (unobservable inputs). No such Level 3 financial instruments were held.
There have been no transfers between Level 1, Level 2 and Level 3 during the period.
20
  Commitments
At the balance sheet date the group had contractual capital commitments of €0 (2012: €0).
Operating leases
The group incurred operating lease expenses for the year ended December 31, 2013 of €0.3 million (2012: €0.3 million) which are included in general and administrative expenses. At the balance sheet date, the group had outstanding commitments for future minimum rent payments, which fall due as follows:

Thousands of Euros	12/31/2013	12/31/2012
Less than one year	253	253
Between one and five years	952	952
More than five years	—	238
Total operating lease commitments	1,205	1,443

21
  Share based payments
Innocoll Holdings, Inc. Equity Compensation Plan
Innocoll Holdings, Inc. operated a restricted stock plan (“the Plan”). The Plan allowed for the group to grant restricted shares to designated employees, directors and officers of the group companies. Restricted shares have been granted to date under the Plan.
Innocoll Holdings, Inc. issued 5,466,821 rights to restricted shares to certain employees and board members in exchange for promissory notes during 2004 to 2007 which vested over a four year period. The fair value of each restricted share granted was $1.44, which represented the fair value of the underlying shares of common stock on the date of grant. The fair value was translated to the functional currency on the respective grant dates. These restricted shares were subsequently repurchased and redeemed as described in note 22 below.
On September 22, 2008, Innocoll Holdings, Inc. issued 100,000 restricted stock units (RSU’s) to Pilatus Venture Capital, LLC in return for services provided by Anthony H. Wild as a non-executive director. All of these RSU’s have now vested. The shares issued were valued at $2.124 per share and resulted in a charge to the income statement of €0.1 million with a corresponding increase in share premium.

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

Share options
The number of share options outstanding at December 31, 2013 granted in the financial years 2008 to 2013 is as follows:

Number of options	12/31/2013	12/31/2012
Outstanding at January 1,	200,000	200,000
Forfeited during the year	(200,000)	—
Outstanding at December 31,	—	200,000

Options granted prior to 2013 have an exercise price of €1.47. There were no options to employees and directors and officers granted in 2013 (2012: 0). No such options were currently exercisable at December 31, 2013 (2012: 200,000).
The above options all include non-market vesting conditions related to employee and non-employee service and vest over three years.
Share based payment charge
The charge to the statement of comprehensive income in 2013 in relation to share based payments was €0 (2012: €0).
22
  Related parties
Identity of related parties
The group has related party relationships with its directors, executive officers and shareholders.
In June 2013, Innocoll Holdings, Inc. repurchased and redeemed restricted shares which had been purchased in December 2007, by certain employees and board members in exchange for promissory notes. Pursuant to the employee share repurchase, the company purchased an aggregate of 5,466,821 shares of common stock (24% of the shares of common stock then outstanding) in exchange for forgiving and writing off loans and accrued interest due in aggregated amount of €8.6 million. This amount primarily related to key management personnel as defined by IAS 24 “Related Party Disclosures”
Remuneration of key management personnel
The remuneration of executive officers and directors of the group is set out below. These amounts reflect the costs for the group. There were ten executive officers and directors at December 31, 2013 (2012: ten).

Thousands of Euros	12/31/2013	12/31/2012
Short-term employee benefits	1,557	923
Post-employment benefits – defined contribution pension plans	32	32
Total employee costs	1,589	955

	12/31/2013 Number	12/31/2012 Number
Number of restricted stock units/share options outstanding at end of year	—	5,767

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

Directors’ interests

Shares held	2013 Common Stock	2013 Series B Preferred Stock	2013 Series C Preferred Stock	2013 Series D Preferred Stock	2012 Common Stock		2012 Convertible Preferred B Stock
Michael Myers	—	—	—	1,410	1,991,959		—
Rolf Schmidt	2,337	411	2,561	8,012	1,028,249		60,968
James Culverwell	—	—	633	5,105	—		—
Dennis Langer	—	—	—	3,688	—		—
Gordon Dunn	—	—	—	4,185	—		—
Anthony H. Wild	568	—	—	12,425	250,000	*	—
Total stock held	2,905	411	3,194	34,825	3,270,208		60,968

As further described in note 1, due to the re-domicile of the group whereby the operations of Innocoll Holdings, Inc. were transferred to Innocoll GmbH, the directors’ interests information above relates to Innocoll Holdings, Inc. at December 31, 2012 and Innocoll GmbH at December 31, 2013.

*
  Includes 100,000 restricted stock units which vest over four years (see note 21), all of which have vested and been exercised to date.
23
  Pension liability
Defined Contribution Schemes
Certain employees of the group are eligible to participate in a defined contribution plan. Participants in the defined contribution plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is administered by an independent party. The group matches each participant’s contributions typically at 5% of the participant’s annual compensation. Contributions to this plan are recorded, as a remuneration expense in the consolidated Income Statement. Contributions for the year ended December 31, 2013 and 2012 were €0.07 million, and €0.06 million respectively.
Defined benefit plan
One of the group’s subsidiaries, Syntacoll GmbH, operates a defined benefit pension plan in Germany for one of its former employee’s who is now deceased. Following the death of the plan’s only member in 2009, the amounts payable until September 30, 2017 were transferred to the member’s widow. The total amounts payable relate to the full amount of the deceased employee’s life annuity from Syntacoll GmbH. This plan is now closed to new members. The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary. Plan assets at December 31, 2013 and December 31, 2012 consisted of units held in independently administered funds. The most recent valuation of plan obligations was carried out as at December 31, 2013, using the projected unit credit method.
Interest rate risk
The present value of the defined benefit liability is calculated using a discount rate determined by reference to market yields of high quality corporate bonds. The estimated term of the bonds is consistent with the estimated term of the defined benefit obligation. A decrease in market yield on high quality corporate bonds will increase the group’s defined benefit liability, although it is expected that this would be offset partially by an increase in the fair value of certain of the plan assets.

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

Longevity risk
There is no longevity risk given that the member is deceased and there is a set end date.
Financial assumptions
The following assumptions were used in determining the fair value of the plan assets and the present value of the projected benefit obligation at December 31, 2013:

	12/31/2013	12/31/2012
Discount rate	3.1%	3.2%
Retirement age	60 yrs	60 yrs
Inflation rate	1.5%	1.5%
Future salary increases	0%	0%

Consolidated Financial Statements
Movement in the net benefit obligation recognized in non-current other liabilities was as follows:

Thousands of Euros	12/31/2013	12/31/2012
Projected benefit obligation at start of year	243	293
Current service cost	(52)	(57)
Finance cost	5	7
Projected benefit obligation at end of year	196	243
Fair value of plan assets at start of year	141	167
Distributions of assets	(26)	(26)
Fair value of plan assets at end of year	115	141
Net benefit obligation	(81)	(102)

24
  Group entities

Name of subsidiary	Place of incorporation and operation	Proportion of ownership interest	Principal activity
Innocoll Inc.	US	100%	Administration
Syntacoll GmbH	Germany	**99%	Manufacturing
Innocoll Pharmaceuticals Limited	Ireland	100%	Selling & distribution
Innocoll Technologies Limited	Ireland	100%	Selling, research & development
Syntacoll AG*	Switzerland	100%	Administration
Syntacoll (Pty) Limited*	South Africa	100%	Manufacturing

*In liquidation, please refer to note 7 which discloses the gains recognized on liquidation
**The 1% non-controlling interest has no beneficial interest in the company. These shares are held in trust.
The registered office of Innocoll GmbH is Donaustr. 24, 93342 Saal, Germany and its main place of business is Midlands Innovation and Research Centre, Dublin Road, Athlone, Co. Westmeath, Ireland.

Innocoll GmbH
Notes to the consolidated financial information — (Continued)

25
  Post balance sheet events
Pursuant to a notarial deed entered into on January 28, 2014, as amended on March 20, 2014, the company adopted the Innocoll GmbH 2014 Restricted Stock Plan. Under the Plan, Innocoll GmbH has granted or has agreed to grant to members of its advisory board, managing directors and group employees a total of 47,840 restricted shares, 63,256 phantom shares and 28,449 options to acquire ordinary shares, subject to certain vesting conditions. The total shares and options under the amended plan will represent approximately 12% of the fully diluted share capital of the company, and will result in substantial share-based compensation expense in 2014.
Innocoll GmbH is effectively managed and controlled from the Republic of Ireland and has, therefore, become tax resident in the Republic of Ireland. The migration of tax residency was approved by the board of the company in March, 2014.

INNOCOLL GMBH
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)
for the three months ended March 31, 2014

Thousands of Euros (except share and share data)	Notes	Three months ended 03/31/2014	Three months ended 03/31/2013
Revenue	4	€1,285	€1,116
Cost of sales		(1,552)	(1,116)
Gross loss		(267)	—
Research and development expenses	5	(509)	(471)
General and administrative expenses	6	(2,444)	(829)
Other operating income/(expense) – net	7	81	(26)
Loss from operating activities – continuing operations		(3,139)	(1,326)
Finance expense	8	(1,633)	(3,346)
Loss before income tax		(4,772)	(4,672)
Income tax		(20)	(17)
Loss for the period – all attributable to equity holders of the Company		€(4,792)	€(4,689)
Other comprehensive income:
Currency translation adjustment		(5)	(804)
Total comprehensive loss for the period		€(4,797)	€(5,493)
Basic and diluted loss per share (euro)	9	€(123.7)	€(92.0)

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL GMBH
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at March 31, 2014

Thousands of Euros	Notes	03/31/2014	12/31/2013
		(unaudited)
Assets
Property, plant and equipment	10	€800	€732
Total non-current assets		800	732
Inventories	11	1,388	1,723
Trade and other receivables	12	642	409
Cash and cash equivalents		923	2,692
Total current assets		2,953	4,824
Total assets		€3,753	€5,556
Equity
Share capital		39	39
Share premium		7,074	7,074
Capital contribution		723	723
Other reserves		11,616	11,616
Currency translation reserve		(4)	1
Accumulated share compensation reserve		531	—
Accumulated deficit		(90,842)	(86,052)
Total equity attributable to equity holders of the company		(70,863)	(66,599)
Liabilities
Interest bearing loans and borrowings	14	64,664	63,026
Defined pension liability		76	81
Total non-current liabilities		64,740	63,107
Trade and other payables	13	7,565	6,389
Deferred income	4	2,258	2,607
Deferred taxation		49	49
Current taxes payable		4	3
Total current liabilities		9,876	9,048
Total liabilities		74,616	72,155
Total equity and liabilities		€3,753	€5,556

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL GMBH
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
at March 31, 2014

Thousands of Euros	Share capital	Share premium	Capital contribution	Other reserves	Currency translation reserve	Share compensation reserve	Accumulated deficit	Total
Balance at January 1, 2013	€39	€7,074	€723	€8,800	€(154)	€906	€(91,317)	€(73,929)
Total comprehensive loss	—	—	—	—	(804)	—	(4,689)	(5,493)
Equity arising on convertible debt	—	—	—	38	—	—	—	38
Balance at March 31, 2013	€39	€7,074	€723	€8,838	€(958)	€906	€(96,006)	€(79,384)
Balance at January 1, 2014	39	7,074	723	11,616	1	—	(86,052)	(66,599)
Total comprehensive loss	—	—	—	—	(5)	—	(4,792)	(4,797)
Share based payment	—	—	—	—	—	531	—	531
Other	—	—	—	—	—	—	2	2
Balance at March 31, 2014	€39	€7,074	€723	€11,616	€(4)	531	€(90,842)	€(70,863)

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL GMBH
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
for the three months ended March 31, 2014

Thousands of Euros	Three months ended 03/31/2014	Three months ended 03/31/2013
Operating activities loss for the period	(4,792)	(4,689)
Adjustments for:
Finance expense	1,639	1,857
Depreciation/impairment of property, plant & equipment	93	82
Income tax credit	20	17
Share based payment	483	—
Foreign exchange (losses)/gains	(6)	1,413
Operating cash outflows before movements in working capital	(2,563)	(1,320)
Decrease in inventory	335	125
(Increase)/decrease in trade and other receivables	(233)	100
Increase in trade and other payables	1,176	171
(Decrease)/increase in deferred income and defined benefit pension liability	(354)	416
Income taxes paid	(17)	(40)
Net cash used in operating activities	(1,656)	(548)
Cash flows from investing activities:
Purchases of property, plant and equipment	(161)	(94)
Net cash used in investing activities	(161)	(94)
Cash inflows from financing activities:
Proceeds from issue of convertible promissory notes	—	1,027
Proceeds from issue of shares	48	—
Net cash inflows from financing activities	48	1,027
Net (decrease)/increase in cash and cash equivalents	(1,769)	385
Cash and cash equivalents at the beginning of the period	2,692	(148)
Cash and cash equivalents at the end of the period	€923	€237

See accompanying notes to unaudited condensed consolidated interim financial information.

INNOCOLL GMBH
NOTES TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL INFORMATION
(UNAUDITED)
1   Reporting entity
Innocoll GmbH, a German limited liability company, is a global, commercial stage, specialty pharmaceutical company, with late stage development programs targeting areas of significant unmet medical need.
2   Basis of preparation
The condensed interim consolidated financial information are for the three months ended March 31 2014 and are presented in euro (‘€’). They have been prepared in accordance with IAS 34 “Interim Financial Reporting”. They do not include all of the information required in annual financial statements in accordance with IFRSs, and should be read in conjunction with the consolidated financial statements for the year ended December 31 2013.
The interim financial statements have been approved for issue by the Board of Directors on May 6, 2014.
3   Summary of significant accounting policies
The accounting policies applied in these interim financial statements are the same as those applied in the Group’s consolidated financial information as at and for the year ended December 31, 2013.
4   Segmental reporting
The entire group’s revenue is derived from this operating segment which can be spread among four geographical regions. The group principally sells three products; CollatampG globally outside of the United States, Septocoll within Europe and the Middle East, and CollaGUARD within Europe, the Middle East and Asia. The results of the group are reported on a consolidated basis to the chief operating decision maker of the group, the chief executive. There are no reconciling items between the group’s reported income statement and statement of financial position and the results and financial position, respectively, of the above segment.
The majority of the product revenue, €1.28 million, relates to sales of CollatampG and Septocoll and is split between two customers; in 2014 the split was 78% and 22%. The group receives a contractually agreed percentage of the net in-market sales of CollatampG from one of its customers which distributes the product. This is recognized in two parts; the first amount is recognized for the manufacture and sale of product at the point of sale; and the final amount when the product is sold.
As of March 31, 2014, the group had deferred income in the amount of €2.3 million relating to upfront payments in the amount of €1.0 million in respect of Septocoll customers with the remaining €1.3 million relating to its CollaGUARD customers. Innocoll expects to deliver products to these customers in 2014 and in 2015 in settlement of these advance payments respectively.
As mentioned above, the group has determined that all revenue is derived from one business segment. The managing directors have reviewed the impact of IFRS 8 “Operating Segments” on the financial statements with the above in mind. Given that the group only has one business segment, the managing directors have concluded that it is not necessary to show the full requirements of the standard within this note as the key information is displayed in other areas of the financial information.

INNOCOLL GMBH
NOTES TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL INFORMATION — (Continued)
(UNAUDITED)

The distribution of revenue by customers’ geographical area was as follows:

Thousands of Euros	Three months ended 03/31/14	Three months ended 03/31/13
Europe	1,278	1,084
Asia	7	32
Gross revenue	1,285	1,116

5   Research and development expenses

Thousands of Euros	Three months ended 03/31/14	Three months ended 03/31/13
Employee compensation	368	336
External clinical research costs	42	28
General operating costs	99	107
Total research and development expenses	509	471

Research and development expenses include labor, materials and direct overheads associated with the various research programmes.
6   General and administrative expenses

Thousands of Euros	Three months ended 03/31/14	Three months ended 03/31/13
Employee compensation	621	520
Depreciation	57	57
Share based payment (see note 16)	483	—
Other	1,283	252
Total general and administrative expenses	2,444	829

7   Other operating expense — net

Thousands of Euros	Three months ended 03/31/14	Three months ended 03/31/13
Compensation for amendments to supply agreement	(118)	—
Impairment of property, plant and equipment	36	25
Other expense	1	1
Total other operating expense	(81)	26

INNOCOLL GMBH
NOTES TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL INFORMATION — (Continued)
(UNAUDITED)

8   Finance expense

Thousands of Euros	Three months ended 03/31/14	Three months ended 03/31/13
Interest on convertible preferred shares	1,638	870
Interest on convertible promissory notes	—	954
Warrant expense	—	34
Foreign exchange (gain)/loss	(6)	1,485
Other expense	1	3
Total finance expense	1,633	3,346

9   Loss per share
The weighted average number of ordinary shares (denominator - basic) amounted to 38,750 for the three months ended March 31, 2014 (three months ended March 31, 2013: 50,947). The weighted average number of ordinary shares has been adjusted for the effects of the re-domicile which took place during the year ended December 31, 2013.
The basic loss per share for the three months ended March 31, 2014 was €123.7 (three months ended March 31, 2013: €92.0).
For the purpose of calculating diluted loss per share, the potentially exercisable instruments in issue would have the effect of being antidilutive and, as such, the diluted loss per share is the same as the basic loss per share for both periods.
10   Property, plant and equipment

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2014	673	11,102	1,657	13,432
Additions	—	161	—	161
Balance March 31, 2014	673	11,263	1,657	13,593
Depreciation
Balance January 1, 2014	479	10,615	1,606	12,700
Depreciation charge for period	8	47	2	57
Impairment charge for period	—	36	—	36
Balance March 31, 2014	487	10,698	1,608	12,793
Net book value
At March 31, 2014	186	565	49	800

INNOCOLL GMBH
NOTES TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL INFORMATION — (Continued)
(UNAUDITED)

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2013	615	10,715	1,654	12,984
Additions	40	52	2	94
Balance March 31, 2013	655	10,767	1,656	13,078
Depreciation
Balance January 1, 2013	451	10,268	1,595	12,314
Depreciation charge for period	7	48	3	58
Impairment charge for period	—	25	—	25
Balance March 31, 2013	458	10,341	1,598	12,397
Net book value
At March 31, 2013	197	426	58	681

Thousands of Euros	Leasehold improvements	Plant & machinery	Furniture & fittings	Total
Cost
Balance January 1, 2013	615	10,715	1,654	12,984
Additions	58	387	3	448
Balance December 31, 2013	673	11,102	1,657	13,432
Depreciation
Balance January 1, 2013	451	10,268	1,595	12,314
Depreciation charge for year	28	199	11	238
Impairment charge for year	—	148	—	148
Balance December 31, 2013	479	10,615	1,606	12,700
Net book value
At December 31, 2013	194	487	51	732

11   Inventories

Thousands of Euros	03/31/2014	12/31/2013
Raw materials	809	768
Work in progress	367	632
Finished goods	212	323
Total inventories	1,388	1,723

The replacement cost of inventory does not differ materially from its carrying value. The impairment provision against inventory amounted to €0.7 million (2013: €0.6 million).

INNOCOLL GMBH
NOTES TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL INFORMATION — (Continued)
(UNAUDITED)

12   Trade and other receivables

Thousands of Euros	03/31/2014	12/31/2013
Trade receivables, net	531	362
Sales taxes receivable	14	—
Prepaid expenses and other current assets	97	47
Total trade and other receivables	642	409

The impairment provision against trade receivables amounted to €0.07 million at March 31, 2014 (2013: €0.07 million).
13   Trade and other payables

Thousands of Euros	03/31/2014	12/31/2013
Trade payables	3,261	2,717
Accrued expenses	4,304	3,672
Total trade and other payables	7,565	6,389

14   Interest-bearing loans and borrowings
Gross liabilities at March 31, 2014:

Thousands of Euros	Series A, B, C, D preferred stock	Total
Balance as at January 1, 2014
Series A preferred shares	31,664	31,664
Series B preferred shares	5,323	5,323
Series C preferred shares	20,218	20,218
Series D preferred shares	19,052	19,052
Balance as at March 31, 2014	76,257	76,257

Thousands of Euros	Total
Gross value of consideration received	76,257
Fair value adjustment for B preferred stock	(4,789)
Transaction costs	(87)
Amount classified as equity	(11,426)
Accrued interest	4,709
Carrying amount of liability at March 31, 2014	64,664

15   Financial instruments measured at fair value through profit and loss
Financial liabilities measured at fair value in the statement of financial position are grouped into three levels of fair value hierarchy. This grouping is determined based on the lowest level of significant inputs used in fair value measurement, as follows:

INNOCOLL GMBH
NOTES TO THE CONDENSED CONSOLIDATED INTERIM
FINANCIAL INFORMATION — (Continued)
(UNAUDITED)

—
  Level 1 — quoted prices in active markets for identical assets or liabilities. No such Level 1 financial instruments were held.
—
  Level 2 — inputs other than quoted prices included within Level 1 that are observable for the instrument, either directly (i.e. as prices) or indirectly (i.e. derived from prices). No such Level 2 financial instruments were held.
—
  Level 3 — inputs for instrument that are not based on observable market data (unobservable inputs). No such Level 3 financial instruments were held.
There have been no transfers between Level 1, Level 2 and Level 3 during the period.
16   Share based payments
Innocoll GmbH 2014 Restricted Stock Plan
Pursuant to a notarial deed entered into on January 28, 2014, as amended on March 20, 2014, the company adopted the Innocoll GmbH 2014 Restricted Stock Plan. Under the Plan, Innocoll GmbH has granted to members of its Supervisory Board, Management Board and group employees a total of 47,840 restricted shares (“Restricted Shares”) and 63,256 phantom shares (“Phantom Shares”). The Restricted Share and Phantom Share grants were split among the company’s ordinary shares, Series A, Series B, Series C, and Series D preferred shares, and a newly created class Series D-2 preferred shares. The total Restricted Shares and Phantom Shares represented 12.2% of the diluted share capital of the company at the time of grant, excluding issued and outstanding options to acquire ordinary shares. The company further created authorised capital of a 28,449 ordinary shares with the intention to grant options to acquire ordinary shares to certain participants in the Plan. As of March 31, 2014 these options had not yet been issued and are therefore not included in share-based compensation for the three months ended March 31, 2014.
Each of the Restricted Shares and the phantom shares are subject to a right of repurchase by the company at nominal value in the case of a Bad Leaver Event prior to an Exit Event. A Bad Leaver Event is defined as the grantee’s termination of affiliation with the company under certain circumstances. An Exit Event is defined as the earlier of the 183rd day after the company successfully completes an IPO, or a change of control involving the sale or merger of the company.
The Restricted Shares were issued as of January 28, 2014 in exchange for payment of nominal value, of €47,840. The Phantom Shares may be either settled in cash or a new issue of shares, at the company’s option, on the date in which the repurchase right lapses.
For purposes of valuing the share-based payment in relation to the Restricted Share and Phantom Share grants, the company relied upon an independent third party valuation report, which valued all classes of shares fully diluted for the issue of the Restricted Shares and Phantom Shares and options, on a pro-forma basis. The share-based payments will be recognized over a one-year period, on the basis that the company estimates that the period in which the vesting conditions are to be satisfied is likely to be the Exit Event defined as the 183rd day after it completes its IPO.
The charge to the statement of comprehensive income for the three months ended March 31, 2014 in relation to share based payment was €483,262 (see note 6).

American Depositary Shares
Representing          Ordinary Shares
Innocoll GmbH

PROSPECTUS

Piper Jaffray
Stifel
JMP Securities
           , 2014
Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our ADSs, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our ADSs means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these ADSs in any circumstances under which the offer or solicitation is unlawful.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Board Members and Officers.
Under German law, we may not, as a general matter, indemnify members of our supervisory board and management board. Certain limited exceptions may apply if the indemnification is in the legitimate interest of our company. We will indemnify our supervisory board and management board members, to the extent permissible under German law, from and against any liabilities arising out of or in connection with their services.
We have provided directors’ and officers’ liability insurance for the members of our supervisory and management boards against civil liabilities, which they may incur in connection with their activities on behalf of our company. We intend to expand their insurance coverage against such liabilities, including by providing for coverage against liabilities under the Securities Act.
In the underwriting agreement, the form of which is filed as Exhibit 1.1 to this Registration Statement, the underwriters will agree to indemnify, under certain conditions, us, the members of our management board and persons who control our company within the meaning of the Securities Act, against certain liabilities, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this Registration Statement and certain other disclosure documents. Upon consummation of this offering we plan to maintain a general liability insurance policy that covers certain liabilities of board members and officers of our corporation arising out of claims based on acts or omissions in their capacities as board members or officers.
Item 7.   Recent Sales of Unregistered Securities.
Set forth below are the sales of all securities by the Company since January 1, 2011. We believe that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and/or Regulation S under the Securities Act. We did not employ an underwriter in connection with the issuance of the securities described below.
Innocoll Holdings, Inc. 2013 and 2012 Debt Financings
•
  In January 2013, we received financing of $1.4 million from certain of our investors in the form of 10% senior convertible promissory notes in the aggregate principal amount of up to $1.5 million, 488 shares of series C-3 preferred stock and warrants for the purchase of 3,491,623 of our common stock at an exercise price of $0.30 per share and a contractual life of 10 years. The stated maturity of the convertible promissory notes was September 2013.
•
  In January 2012, we received financing of $1.1 million from certain of our investors in the form of an aggregate principal of up to $1.6 million 10% senior convertible promissory notes, 386 shares of series C-3 preferred stock and warrants for the purchase of 2,750,077 shares of common stock at a price of $0.30 per share and a contractual life of 10 years. The stated maturity of the convertible promissory notes was September 2013.
•
  In June 2012, we received further financing of $2.0 million under terms similar to the January 2012 financing. Warrants were granted to purchase 5.0 million shares of common stock in the June 2012 financing, also with an exercise price of $0.30 per share and a contractual life of 10 years, along with 702 shares of series C-3 preferred stock.
•
  In November 2012, we received further financing of $2.0 million under terms similar to the January 2012 financing. Warrants were granted to purchase 5.0 million shares of common stock in the November 2012 financing, also with an exercise price of $0.30 per share and a contractual life of 10 years, along with 695 shares of series C-3 preferred stock. All convertible notes issued in 2012 and 2013 had a liquidation preference of three times principal plus one times interest.
Innocoll Holdings, Inc. Debt for Equity Exchange, Equity Financing
•
  Pursuant to an exchange agreement entered into in June 2013 between Innocoll Holdings, Inc. and the holders of the convertible notes, an aggregate of $26,687,487 of principal and accrued interest on the outstanding convertible notes and shares of series C-3 preferred stock issued from May 2010 to August 2010 were exchanged for 26,687,487 series C preferred shares, and an aggregate of $15,872,592 of principal and accrued interest on the outstanding convertible notes and series C-3 preferred stock issued from March 2011 to January 2013 were exchanged for 15,872,592 shares of series D preferred stock in Innocoll Holdings, Inc. (the “Debt for Equity Exchange”).
•
  In June 2013, we received net proceeds of $1.0 million from certain of our investors from the issuance of 1,000,000 series D preferred shares of Innocoll Holdings, Inc., and warrants to purchase an aggregate of 2,500,000 ordinary shares of Innocoll Holdings, Inc. with an exercise price of $0.30 per share and a contractual life of 10 years.
Re-Domicile of Parent Company
The series C and series D preferred stock and warrants in Innocoll Holdings Inc. were subsequently exchanged for series C and series D preferred shares and options in Innocoll GmbH. Pursuant to a notarial deed entered into between the shareholders of Innocoll Holdings Inc. and Innocoll GmbH in July 2013, the holders of ordinary shares, series A, series B, series C and series D preferred stock and warrants to purchase common stock of Innocoll Holdings, Inc. contributed their shares and warrants by way of a contribution in kind to Innocoll GmbH in exchange for ordinary shares, series A, series B, series C and series D preferred shares and options to purchase ordinary shares of Innocoll GmbH and as a result thereof, Innocoll Holdings, Inc. became Innocoll GmbH’s wholly-owned subsidiary. Innocoll GmbH issued (i) a total of 738,623 shares, comprised of 38,750 ordinary shares, 316,640 series A preferred shares, 53,235 series B preferred shares, 202,179 series C preferred shares and 127,820 series D preferred shares, each with a notional value of €1.00 per share with a premium of €99, and (ii) and 158,179 options to purchase ordinary shares an exercise price of €100 per share and a contractual life of 10 years. The preferred shares of Innocoll GmbH have similar liquidation preferences and cumulative dividend rights to the preferred stock of the same series of Innocoll Holdings, Inc. after the Debt for Equity Exchange. In September 2013, Innocoll Holdings, Inc. filed a certificate of dissolution in Delaware, and then Innocoll Pharmaceuticals Limited, Innocoll Technologies Limited, both registered in the Republic of Ireland, and Innocoll, Inc., a Delaware corporation, were distributed to Innocoll GmbH.
Innocoll GmbH 2013 Equity Financings
•
  In October 2013, we issued €2.02 million of 10% series D preferred shares to certain of our investors and 15,147 options for the purchase of the company’s ordinary shares.
•
  In November 2013, we issued €4.25 million of series D preferred shares to certain of our investors and 31,876 options for the purchase of the company’s ordinary shares. The options have an exercise price of €100 per share and a contractual life of 10 years.
2014 Option Agreement
In January 2014, our predecessor, Innocoll GmbH, entered into an option agreement, as amended in      2014, with its then-existing shareholders, including Dr. Myers and Mr. Dunn in their capacity as shareholders. Pursuant to the option agreement, these shareholders and Kinabalu Financial Products L.L.P. (who have not yet formally signed the agreement) received the right, at any time and from time to time, to purchase up to 205,199 shares of Innocoll GmbH in the aggregate, which rights were amended into rights to purchase      of our ordinary shares, in the aggregate, as a result of our change of corporate form to a stock corporation, at a purchase price of $     , as adjusted in connection with our reorganization into an AG. We have created an authorized capital as set forth in our articles of association, to cover the required share issuances under this option agreement. The authorized capital will remain in effect until March     , 2019, on which date any unexercised options expire pursuant to the terms of the option agreement, unless our shareholders approve the creation of a new authorized capital for an additional five-year period.

Item 8.   Exhibits and Financial Statement Schedules.
(a) Exhibits.

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Articles of Association of Innocoll AG
3.2*	Rules of Procedure of the Supervising Board of Innocoll AG
3.3*	Rules of Procedure of the Management Board of Innocoll AG
4.1*	Form of specimen of ordinary registered share certificate and English translation
4.2*	Form of Deposit Agreement
4.3*	Form of American Depositary Receipt (included in Exhibit 4.2)
5.1*	Opinion of Dentons US LLP
5.2*	Opinion of Salans FMC SNR Denton Europe LLP
8.1*	Opinion of Dentons US LLP as to U.S. tax matters
8.2*	Opinion of Salans FMC SNR Denton Europe LLP as to German tax matters
8.3*	Opinion of William Frye as to Irish tax matters
10.1#*	License and Supply Agreement, dated August 14, 2013, between Innocoll Pharmaceuticals Ltd. and Takeda GmbH, an affiliate of Takeda Pharmaceutical Company Limited amended on March 24, 2014
10.2#*	Licensing, Manufacturing and Supply Agreement, dated October 12, 2011, between Innocoll Pharmaceuticals Ltd. and Pioneer Pharma Co. Ltd., as amended on August 6, 2012
10.3#*	Exclusive Distribution Agreement, dated April 3, 2013, between Innocoll Pharmaceuticals Ltd. and Biomet 3i, LLC
10.4#*
Manufacture and Supply Agreement, dated August 17, 2007, between Innocoll Pharmaceuticals Ltd. and Syntacoll AG and EUSA Pharma (Europe) Limited (later acquired by Jazz Pharmaceuticals), amended and restated on April 27, 2010

10.5#*
Manufacturing and Supply Agreement, dated June 1, 2004, between Innocoll Technologies Ltd., and Biomet Orthopedics Switzerland GmbH, as amended on January 1, 2006, December 15, 2009, September 1, 2010, April 1, 2011, March 15, 2012, March 1, 2013 and July 26, 2013

10.6#*	Licensing, Manufacturing and Supply Agreement, dated December 5, 2011, between Innocoll Pharmaceuticals Ltd. and Saudi Centre for Pharmaceuticals
10.7†*	Innocoll AG 2014 Equity Incentive Award Plan and form of award agreements thereunder
10.8†*	Innocoll GmbH Option Agreement, dated January 28, 2014, as amended.
10.9†*	Innocoll GmbH Restricted Share Plan and form of award agreement thereunder
10.10†*	Form of Innocoll GmbH Phantom Share Agreement
10.11†***	Employment Agreement by and between Michael Myers, Ph.D. and Innocoll, Inc., dated July 28, 2003
10.12†***	Employment Agreement by and between Gordon Dunn and Innocoll Pharmaceuticals Ltd., dated June 1, 2013
10.13†***	Employment Agreement by and between David Prior, Ph.D. and Innocoll, Inc., dated January 12, 2004
10.14†***	Employment Agreement by and between Denise Carter and Innocoll, Inc., dated June 6, 2003
10.15†***	Employment Agreement by and between James Croke and Innocoll Holdings, Inc., dated August 21, 2009
10.16†***	Employment Agreement by and between Alexandra Dietrich, Ph.D. (formerly Alexandra Timm, Ph.D.) and Syntacoll GmbH, dated as of June 29, 2007

Exhibit Number	Description of Exhibit
10.17#*	Lease Agreement between Karl Sipmeier and Syntacoll GmbH, dated December 17, 2009 (English translation)
10.18***	Lease Agreement between Athlone Institute of Technology and Innocoll Technologies Ltd., dated November 24, 2008
16.1*	Letter from [KPMG], dated [•], 2014, addressed to the SEC provided in connection with change in registered public accounting firm
21.1**	List of Subsidiaries
23.1*	Consent of Dentons US LLP (included in Exhibit 5.1)
23.2*	Consent of Salans FMC SNR Denton Europe LLP (included in Exhibit 5.2)
23.3*	Consent of Grant Thornton, independent registered public accounting firm
24.1*	Powers of Attorney (included on signature page)

*
  To be filed by amendment.
**
  Filed herewith.
***
  Previously filed.
#
  Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933.
†
  Indicates management contract or compensatory plan.
(b) Financial Statement Schedules.   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 9.   Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned hereby undertakes that:
(1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and
(2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Athlone, Ireland, on this     day of May, 2014.

INNOCOLL GMBH
By:
Michael Myers, Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY
We, the undersigned members of the supervisory board and the management board of the Registrant hereby severally constitute and appoint Michael Myers, Ph.D. and Gordon Dunn, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the United States Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

Michael Myers, Ph.D.	President, Chief Executive Officer and Chairperson of management board (Principal executive officer)	May , 2014
Gordon Dunn	Chief Financial Officer and member of management board (Principal financial and accounting officer)	May , 2014
Anthony H. Wild, Ph.D.	Chairperson of supervisory board	May , 2014
Dennis H. Langer, M.D.	Vice Chairperson of supervisory board	May , 2014
James Culverwell	Member of supervisory board	May , 2014
John O’Meara	Member of supervisory board	May , 2014
Rolf D. Schmidt	Member of supervisory board	May , 2014

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the requirements of the United States Securities Act of 1933, as amended, the undersigned, the registrant’s duly authorized representative in the United States has signed this Registration Statement on this        day of May, 2014.

INNOCOLL GMBH
By:
Michael Myers, Ph.D.
Service of Process Officer

Exhibit Index

Exhibit Number	Description of Exhibit
1.1*	Form of Underwriting Agreement
3.1*	Articles of Association of Innocoll AG
3.2*	Rules of Procedure of the Supervising Board of Innocoll AG
3.3*	Rules of Procedure of the Management Board of Innocoll AG
4.1*	Form of specimen of ordinary registered share certificate and English translation
4.2*	Form of Deposit Agreement
4.3*	Form of American Depositary Receipt (included in Exhibit 4.2)
5.1*	Opinion of Dentons US LLP
5.2*	Opinion of Salans FMC SNR Denton Europe LLP
8.1*	Opinion of Dentons US LLP as to U.S. tax matters
8.2*	Opinion of Salans FMC SNR Denton Europe LLP as to German tax matters
8.3*	Opinion of William Frye as to Irish tax matters
10.1#*	License and Supply Agreement, dated August 14, 2013, between Innocoll Pharmaceuticals Ltd. and Takeda GmbH, an affiliate of Takeda Pharmaceutical Company Limited amended on March 24, 2014
10.2#*	Licensing, Manufacturing and Supply Agreement, dated October 12, 2011, between Innocoll Pharmaceuticals Ltd. and Pioneer Pharma Co. Ltd., as amended on August 6, 2012
10.3#*	Exclusive Distribution Agreement, dated April 3, 2013, between Innocoll Pharmaceuticals Ltd. and Biomet 3i, LLC
10.4#*
Manufacture and Supply Agreement, dated August 17, 2007, between Innocoll Pharmaceuticals Ltd. and Syntacoll AG and EUSA Pharma (Europe) Limited (later acquired by Jazz Pharmaceuticals), amended and restated on April 27, 2010

10.5#*
Manufacturing and Supply Agreement, dated June 1, 2004, between Innocoll Technologies Ltd., and Biomet Orthopedics Switzerland GmbH, as amended on January 1, 2006, December 15, 2009, September 1, 2010, April 1, 2011, March 15, 2012, March 1, 2013 and July 26, 2013

10.6#*	Licensing, Manufacturing and Supply Agreement, dated December 5, 2011, between Innocoll Pharmaceuticals Ltd. and Saudi Centre for Pharmaceuticals
10.7†*	Innocoll AG 2014 Equity Incentive Award Plan and form of award agreements thereunder
10.8†*	Innocoll GmbH Option Agreement, dated January 28, 2014, as amended.
10.9†*	Innocoll GmbH Restricted Share Plan and form of award agreement thereunder
10.10†*	Form of Innocoll GmbH Phantom Share Agreement
10.11†***	Employment Agreement by and between Michael Myers, Ph.D. and Innocoll, Inc., dated July 28, 2003
10.12†***	Employment Agreement by and between Gordon Dunn and Innocoll Pharmaceuticals Ltd., dated June 1, 2013
10.13†***	Employment Agreement by and between David Prior, Ph.D. and Innocoll, Inc., dated January 12, 2004
10.14†***	Employment Agreement by and between Denise Carter and Innocoll, Inc., dated June 6, 2003
10.15†***	Employment Agreement by and between James Croke and Innocoll Holdings, Inc., dated August 21, 2009
10.16†***	Employment Agreement by and between Alexandra Dietrich, Ph.D. (formerly Alexandra Timm, Ph.D.) and Syntacoll GmbH, dated as of April 1, 2007
10.17#*	Lease Agreement between Karl Sipmeier and Syntacoll GmbH, dated December 17, 2009 (English translation)
10.18***	Lease Agreement between Athlone Institute of Technology and Innocoll Technologies Ltd., dated November 24, 2008

Exhibit Number	Description of Exhibit
16.1*	Letter from [KPMG], dated [•], 2014, addressed to the SEC provided in connection with change in registered public accounting firm
21.1**	List of Subsidiaries
23.1*	Consent of Dentons US LLP (included in Exhibit 5.1)
23.2*	Consent of Salans FMC SNR Denton Europe LLP (included in Exhibit 5.2)
23.3*	Consent of Grant Thornton, independent registered public accounting firm
24.1*	Powers of Attorney (included on signature page)

*
  To be filed by amendment.
**
  Filed herewith.
***
  Previously filed.
#
  Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment pursuant to Rule 406 under the Securities Act of 1933.
†
  Indicates management contract or compensatory plan.